

Notice of Annual
Meeting of
Stockholders and
Proxy Statement

2025

OUR VISION

To create a healthier world for all people

OUR MISSION

To discover, develop and deliver innovative therapeutics for people with life-threatening diseases

OUR CORE VALUES

Integrity

Inclusion

Excellence

Teamwork

Accountability

OUR CORPORATE STRATEGY

LONG-TERM AMBITIONS

 **Bring 10+ Transformative Therapies to Patients by 2030**

 **Be a Biotech Employer and Partner of Choice**

 **Deliver Shareholder Value in a Sustainable, Responsible Manner**

STRATEGIC PRIORITIES (REFRESHED IN 2023)

▶ Maximize Near-Term Revenue Growth

▶ Maximize Impact of Long-acting HIV Therapies

▶ Expand and Deliver on Oncology Programs

▶ Champion an Environment of Inclusion and Employee Growth

▶ Remove Barriers to Speed in Execution



Our Leadership Commitments — I AM BOLD, I CARE, I LISTEN, I TRUST, I OWN



Letter from Our Chairman and Chief Executive Officer

Dear Stockholders,

Thank you for investing in Gilead at one of the most exciting moments in our company's history. Following the investments we have made in recent years – and the results they are driving – we are in an exceptionally strong position to deliver on our mission in 2025 and beyond.

As you know, our transformation has focused on driving innovation in three therapeutic areas: virology, oncology and inflammation. I am pleased to share that all three are set to drive long-term growth for our business and deliver impact for patients and communities worldwide.

One of our most exciting breakthroughs on the horizon is the world's first twice-yearly injection for HIV prevention, lenacapavir. Named the 2024 Breakthrough of the Year by Science Magazine, lenacapavir has shown unprecedented efficacy in clinical trials and is poised to transform the global fight against HIV if approved by the FDA this summer. In addition to lenacapavir, our once-daily HIV prevention tablet Biktarvy® continues to command the majority of market share in the United States. With up to nine upcoming HIV launches and no patent expirations until 2033, we are positioned to extend our global leadership in HIV through the 2030s and beyond.

In oncology, our portfolio is broad and innovative, with 29 clinical and 28 preclinical programs. We anticipate the launch of anito-cel, a potential best-in-class cell therapy, in multiple myeloma in 2026. Kite's exceptional manufacturing capabilities and industry-leading turnaround time put us in a strong position to address the significant unmet need for patients with this type of blood cancer. In addition, Trodelvy remains the only approved Trop-2 antibody drug conjugate to demonstrate overall survival benefit in two types of breast cancer, and we have six ongoing Phase 3 trials with the medication. All told, our oncology therapies have already reached more than 80,000 people through 2024, and we believe this is only the beginning.

Our portfolio of therapies for inflammatory diseases is also promising and growing. In 2024, we launched Livdelzi®, a transformative treatment for primary biliary cholangitis (PBC), a rare liver disease that primarily affects women. Initial demand in the U.S. exceeded our expectations, and we look forward to reaching more patients this year. On the pipeline side, we recently entered into a strategic partnership with LEO Pharma to accelerate the development and commercialization of an oral STAT6 program for the potential treatment of patients with inflammatory diseases.

Importantly, all these advancements across our portfolio have occurred alongside major improvements in our operational efficiency. We are doubling down on the business areas that will drive our growth in both the near- and long-term, while significantly reducing costs in other areas. We have strong conviction in our ability to simultaneously drive revenue growth and cost savings, which we believe will continue to drive compelling value for our stockholders.

Finally, I would like to acknowledge the invaluable contributions of our highly experienced and dedicated Board of Directors. Their collective expertise, strategic vision and commitment to Gilead's long-term success are instrumental in driving our growth and opportunities for value creation. In 2024, our Board evolved further as we welcomed Ted Love, M.D., as our newest director, and appointed Anthony Welters as Lead Independent Director.

As we look to the promising future ahead, and on behalf of the entire Board of Directors and everyone at Gilead, thank you for your support as we work to create a healthier world for all people.

Sincerely,

Daniel O'Day
Chairman and Chief Executive Officer



Letter from Our Lead Independent Director

Dear Stockholders,

Gilead is a company that boldly takes on some of the world's most devastating diseases, including HIV and cancer. We are committed to improving the lives of patients around the world by investing in world-class science. We aim to go beyond the medicine, addressing health inequities and breaking down societal barriers to care.

I have been a member of Gilead's Board of Directors since 2020, and as a result of our thoughtful succession planning processes last year, the Board elected me to serve as the company's new Lead Independent Director. On behalf of the Board, we are grateful for the leadership of our former Lead Independent Director, Kevin E. Lofton, who retired in 2024. In my first year in the role, I have reiterated my commitment to representing stockholder interests and maintaining ongoing and productive dialogue with stockholders. I am also continuing to work closely with Chairman and Chief Executive Officer Daniel O'Day and the full management team on the strategic direction and oversight of the company. Together, we facilitate the Board's input into major business and organizational initiatives, budgetary considerations, capital allocation priorities and corporate development opportunities.

As we approach our Annual Meeting, I would like to highlight how both the Board and management team continue to champion your interests. We finished 2024 at a strong vantage point, with growing portfolio diversity and revenue drivers as well as significantly improved operational efficiencies. We believe we have unrivaled performance and opportunities in HIV, which position us to extend our leadership for years to come. We are also inspired by the growing momentum in oncology and inflammation. We believe Gilead is well-positioned to increase both total revenues and net income, leading to continuing stockholder returns in 2025.

In an effort to help our medicines reach the people who need them most, Gilead is committed to breaking down barriers to care in communities worldwide. To that end, we took an important step forward in 2024 by establishing a strategy to provide access to lenacapavir for prevention, when approved, through voluntary licensing agreements and global partnerships to more than 120 primarily low- and lower-middle income countries. In addition, we extended our RADIAN® partnership with the Elton John AIDS Foundation with a $25 million investment to help meet the needs of vulnerable populations in Eastern Europe and Central Asia where the HIV epidemic is growing.

I encourage you to read our 2024 Responsible Business and Impact Report, which will be published on Gilead's website in April 2025 and includes more information on our progress across the company.

On behalf of all of us on the Board, thank you for your investment and continued support of Gilead. Together, we are in the fortunate position to deliver value to stockholders while building a healthier world.

Sincerely,

Anthony Welters
Lead Independent Director

Notice of Annual Meeting of Stockholders

Proposal	Items of Business
1	To elect the nine director nominees named in this Proxy Statement to serve for the next year and until their successors are elected and qualified. ✔ **FOR** each director nominee
2	To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025. ✔ **FOR**
3	To approve, on an advisory basis, the compensation of our Named Executive Officers as presented in this Proxy Statement. ✔ **FOR**
4	To vote on a stockholder proposal requesting the CEO pay ratio factor be included in the Company's executive compensation programs, if properly presented at the Annual Meeting. ✖ **AGAINST**
5	To vote on a stockholder proposal requesting an independent Board Chair policy, if properly presented at the Annual Meeting. ✖ **AGAINST**
6	To vote on a stockholder proposal requesting a comprehensive human rights policy and human rights due diligence process, if properly presented at the Annual Meeting. ✖ **AGAINST**
7	To vote on a stockholder proposal requesting a report on the risks of the Company's DEI practices for contractors, if properly presented at the Annual Meeting. ✖ **AGAINST**

To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

We are providing these proxy materials in connection with the solicitation by the Board of Directors (the "Board") of Gilead Sciences, Inc., a Delaware corporation ("Gilead," the "Company," "we," "our" or "us"), of proxies to be voted at our 2025 annual meeting of stockholders (the "Annual Meeting") to be held on Wednesday, May 7, 2025, at 10:00 a.m., Pacific Daylight Time, or at any adjournment or postponement thereof, for the matters set forth above.

On or about March 27, 2025, we made available this Proxy Statement and the accompanying proxy card to all stockholders entitled to vote at the Annual Meeting.



WHEN
Wednesday, May 7, 2025
10:00 a.m. Pacific Daylight Time



WHERE
Via Webcast at
www.virtualshareholdermeeting.com/GILD2025



RECORD DATE
Friday, March 14, 2025

Voting

Holders of Gilead common stock at the close of business on the Record Date are entitled to vote. Whether or not you expect to attend the Annual Meeting, please grant a proxy to vote by one of the following procedures as promptly as possible in order to ensure your representation at the Annual Meeting. For more specific voting instructions, please refer to "Questions and Answers" in this Proxy Statement.

PRIOR TO THE MEETING:



BY INTERNET*
www.proxyvote.com



BY TELEPHONE*
+1-800-690-6903 (for stockholders of record, if you requested paper copies of the proxy materials)



BY MAIL
Complete, date, sign and return the proxy card mailed to you (if you request one) or voting instruction card (if sent by your nominee)

*   You will need to provide the control number that appears on your Notice of Internet Availability of Proxy Materials. Voting by telephone and internet closes on May 6, 2025 at 8:59 p.m., Pacific Daylight Time.

DURING THE MEETING:



BY INTERNET*
www.virtualshareholdermeeting.com/GILD2025

*   You will need to provide the control number that appears on your Notice of Internet Availability of Proxy Materials.

Table of Contents

Overview

2024 Business Highlights

Executing Our Corporate Strategy

Following years of focused investment and consistent commercial execution, Gilead entered 2025 with positive momentum. Since 2019, we have concentrated on expanding our leadership in HIV and virology while diversifying and expanding our portfolio across the therapeutic areas of oncology and inflammation.

In 2024:

▶ Our HIV business delivered strong commercial performance, with our HIV sales up 8% from the prior year, and we shared promising clinical readouts in long-acting HIV prevention with lenacapavir, which we believe positions us to continue our leadership in HIV for years to come.

▶ In oncology, Trodelvy® sales increased 24% from the prior year, and we continued to make progress on expanding the potential reach of our cell therapies with strong clinical data for anitocabtagene autoleucel ("anito-cel").

▶ In inflammation, we marked a major milestone with the U.S. Food and Drug Administration ("FDA") approval of Livdelzi® (seladelpar) for the treatment of primary biliary cholangitis ("PBC"), and we continued to advance our early and promising inflammation pipeline.

▶ Most importantly in 2024, our innovative medicines reached more than 4 million people whose lives are impacted by life-threatening diseases globally.

We ended the year with the most diverse portfolio in Gilead's history and an increasingly efficient business that we believe is poised to deliver continuing patient impact and shareholder value in the years ahead.

ACCELERATING INNOVATION AND ADVANCING LEADERSHIP IN HIV

In 2024, we continued to have strong commercial execution and make important advances in our innovative HIV portfolio. With the expanded market leadership of Biktarvy®, our HIV sales totaled $19.6 billion in 2024, up 8% from the previous year. As we work to help end the HIV epidemic, our industry-leading HIV development portfolio is broad and delivering unparalleled clinical readouts.

▶ Biktarvy remains the leading HIV treatment for people starting treatment in the U.S. and Europe. Biktarvy sales were $13.4 billion in 2024, a 13% year-over-year increase. Biktarvy now commands over half of the U.S. market share in HIV treatment, with consecutive growth in the U.S. in every quarter since its launch in 2018.

▶ Demand for Descovy®, a pill approved for HIV preexposure prophylaxis ("PrEP") and treatment, continued to increase in 2024, with sales up by 6% year-over-year. The U.S. market for HIV prevention grew approximately 16% in 2024, and Descovy for PrEP® continued to garner more than 40% market share.

▶ Lenacapavir, which was named 2024 Breakthrough of the Year by Science Magazine, is the foundation of Gilead's future HIV treatment and prevention portfolio. In December 2024, we completed the New Drug Application ("NDA") with the FDA seeking approval of twice-yearly lenacapavir for PrEP. The submission was supported by data from the Phase 3 PURPOSE 1 and PURPOSE 2 trials, which showed that 100% and 99.9%, respectively, of lenacapavir participants did not acquire HIV. This corresponds to a 100% (PURPOSE 1) and 96% (PURPOSE 2) risk reduction versus background HIV incidence (primary endpoint), supporting the NDA filing. The FDA granted Breakthrough Therapy designation to lenacapavir for PrEP in October 2024, which is intended to expedite the review of new drugs that may demonstrate substantial improvement over available therapy. The FDA accepted our NDA in February 2025, and we anticipate an FDA decision in June 2025 as well as a decision by the European Commission in the second half of 2025. If approved, we believe lenacapavir has the potential to transform the HIV prevention landscape. We are also advancing programs for the use of lenacapavir in combination with other investigational therapies to expand long-acting treatment options.

▶ Given the transformative potential of lenacapavir to help end the HIV epidemic, we are committed to supplying it where the need is greatest. In 2024, we signed royalty-free voluntary licensing agreements to manufacture and supply generic lenacapavir for use in 120 high-incidence, resource-limited countries to enable these countries to quickly introduce high-quality, low-cost versions of lenacapavir for HIV prevention, if approved.

$19.6 BILLION	**+8%** or **$1.4 BILLION**
2024 HIV Portfolio Sales	Increase compared to 2023

STRENGTHENING AND EVOLVING OUR ONCOLOGY PORTFOLIO

Through 2024, our oncology therapies have reached more than 80,000 people in more than 50 countries. Our commitment to oncology is strong, and we are continuing to evolve our oncology program based on clinical data, regulatory feedback and the competitive landscape. Our oncology sales totaled $3.3 billion in 2024, a 12% increase from 2023, and represented 11% of our total revenues.

▶ We remain the global leader in cell therapy, and sales from Yescarta® and Tecartus® were $2 billion in 2024, a 6% increase year-over-year. We advanced our leadership in manufacturing by reducing the median turnaround time for Yescarta in the U.S. from 16 to 14 days, which is the shortest in the industry. For patients with aggressive blood cancers, every day is critical.

▶ Trodelvy sales increased 24% to $1.3 billion in 2024. Trodelvy remains the only Trop-2 directed antibody-drug conjugate that has demonstrated overall survival benefit in two different types of metastatic breast cancer. Trodelvy is the leading regimen in the U.S. and Europe for second-line metastatic triple-negative breast cancer ("mTNBC") with growing adoption in pre-treated HR+/HER2- metastatic breast cancer. Trodelvy received FDA Breakthrough Therapy designation for extensive-stage small cell lung cancer whose disease has progressed on or after platinum-based chemotherapy. Additionally, Trodelvy is being evaluated for potential indications in other breast cancers, lung cancers and other solid tumors, including Phase 3 trials in first-line mTNBC.

▶ We continued to make advances into new disease areas and indications with next-generation cell therapies. In 2024, we had strong clinical data with anito-cel, a BCMA-directed CAR T-cell investigational therapy co-developed with Arcellx. Anito-cel is a potential best-in-class therapy in relapsed or refractory multiple myeloma ("RRMM") with a differentiated safety profile. If approved, we anticipate a commercial launch for fourth-line or later treatment of RRMM in 2026. We also advanced a Phase 3 study of anito-cel as a second- through fourth-line treatment of RRMM.

▶ We continued to broaden our oncology portfolio through both internal innovation and external collaborations, closing 2024 with 29 clinical and 28 pre-clinical programs. Examples include an anti-CCR8 antibody for the potential treatment of solid tumors, a PARP1-selective inhibitor for the potential treatment of advanced cancers, and our differentiated CD19/CD20 bicistronic CAR T-cell therapy for the potential treatment of relapsed/refractory diffuse large B-cell lymphoma.

$3.3 BILLION 2024 Oncology Portfolio Sales	**+12%** Increase compared to 2023

EXPANDING OUR IMPACT IN LIVER DISEASE AND INFLAMMATION

In 2024, we continued to reach more people with liver disease, including with our newly launched PBC therapy, Livdelzi. Our liver disease sales, including both viral hepatitis and PBC, totaled $3.0 billion in 2024, a 9% increase from 2023. We also continued to expand and advance our early and promising inflammation pipeline.

▶ Following the acquisition of CymaBay Therapeutics, we received FDA accelerated approval for Livdelzi, for the treatment of PBC, a rare, chronic inflammatory liver disease primarily affecting women. Livdelzi received FDA Breakthrough Therapy designation as well as Orphan Drug designation. The European Commission granted conditional marketing authorization in February 2025. Livdelzi is the only medicine to demonstrate statistically significant and durable improvements in the biomarkers associated with both disease progression and pruritus, or chronic itch. Fourth quarter revenues from Livdelzi, which entered the U.S. market in August 2024, totaled $30 million, with uptake exceeding initial expectations.

▶ We continued to expand and advance our inflammation portfolio, ending 2024 with eight clinical and seven pre-clinical programs. We recently acquired LEO Pharma's oral STAT6 program for the potential treatment of multiple inflammatory diseases.

▶ To catalyze innovation across our therapeutic areas using artificial intelligence ("AI"), we entered into a strategic collaboration with Genesis Therapeutics to utilize their field-leading AI platform, GEMS, to assist in generating and optimizing molecules for select targets. We also partnered with Terray Therapeutics to utilize their next-generation AI-driven platform to discover and develop small molecule therapies across multiple targets.

$3.0 BILLION 2024 Liver Disease Portfolio Sales	**+9%** Increase compared to 2023

DELIVERING STRONG FINANCIAL PERFORMANCE

We achieved strong financial performance in 2024 with excellent commercial execution and disciplined expense management, as we continued to invest in our business and R&D pipeline. We demonstrated our continued commitment to delivering shareholder returns through our growing quarterly cash dividend and share repurchases.

▶ Our total product sales were $28.6 billion, up 6% from 2023, and which exceeded our initial guidance range of $27.1 billion to $27.5 billion, primarily due to stronger than expected contributions from our HIV business. Excluding Veklury® (our COVID-19 treatment), our base business grew 8% year-over-year to $26.8 billion.

▶ Through dividends and share repurchases, we returned $5.1 billion to our shareholders.



| **$28.6 BILLION**
2024 Total Product Sales

+6%
Increase compared to 2023 | **$26.8 BILLION**
2024 Total Product Sales (Excluding Veklury)

+8%
Increase compared to 2023 | **$5.1 BILLION**
Returned to shareholders through dividends and share repurchases |

Our financial performance and the strength of our business resulted in a 19% total shareholder return in 2024. We exceeded the total shareholder return achieved by both our compensation peer group and the Nasdaq Biotech Index in 2024 and over the three- and five-year periods concluding at the end of 2024 as shown below:

TOTAL SHAREHOLDER RETURN



Five-Year: -2%, 5%, 12%
Three-Year: -13%, 6%, 13%
One-Year: -5%, -4%, 19%

■ Nasdaq Biotech Index Median   ■ Peer Median   ■ Gilead Sciences

PRIORITIZING HUMAN CAPITAL MANAGEMENT

In 2024, we progressed toward our long-term ambition to be a biotech employer of choice.

We consider our people to be one of our greatest assets, and Gilead's success depends on the work of its dedicated employees who embrace a shared sense of purpose and a culture of excellence. We have a long-standing commitment to being an equal opportunity employer and creating a safe, respectful and welcoming environment for all employees, which aligns with our core values of integrity, inclusion, excellence, teamwork and accountability. We serve a wide range of patients and communities around the world, and we believe they are best supported by a workforce that can understand and innovate to meet their unique needs.

We strive to cultivate a culture of growth and belonging and offer opportunities for career growth and leadership development across the organization. Through our People Leader Accountabilities, we have standardized expectations and provide a pathway for people leaders to increase effectiveness and positively impact the employee experience. In 2024, these guidelines were embedded throughout the organization and helped to shape the goals of each people leader. We also continued our High Impact Leadership Skills training program that builds capability and community; by the end of 2024, nearly 93% of people leaders had gone through the program.

To retain and attract the highest skilled employees, we continue to refine our robust compensation and benefits programs. In late 2023, with continued uptake in 2024, we introduced a no-cost benefit to assist U.S. employees and their caregivers with cancer care by connecting them to experts as they navigate their cancer journey.

For our human capital management efforts, we are regularly recognized by external organizations as a top employer. We were recently named by *Forbes* as one of America's Best Large Employers based on our accomplishments in 2024.

Corporate Responsibility

Our Commitment

Investing in corporate responsibility is a focus area of our business strategy and reflects our values of accountability, inclusion, excellence, teamwork and integrity. This is in service to our mission to advance global health by providing innovative therapeutics in areas of unmet need in a way that is socially responsible and environmentally sustainable. We believe that Gilead's corporate responsibility program reflects this commitment to our stakeholders.

Our Governance Structure

Our Board	**Nominating and Corporate Governance Committee**	**Corporate Responsibility Committee**
▶ Actively oversees the establishment and management of Gilead's corporate strategy, which includes delivering shareholder value in a sustainable, responsible manner.	▶ Has primary responsibility for the oversight of corporate responsibility matters. ▶ Receives regular reports from management's Corporate Responsibility Committee and updates the Board on the committee's risk oversight.	▶ Responsible for managing corporate responsibility issues and, in consultation with our senior leadership team, driving corporate responsibility goals, strategies, stakeholder engagement, public reporting and risk mitigation. ▶ Comprised of leaders from Public and Government Affairs, Human Resources, Office of General Counsel, the Chief Financial Officer organization, Medical Affairs, Commercial and Manufacturing.

2024 Corporate Responsibility Milestones and Achievements

ENVIRONMENT
▶ Established first virtual Power Purchase Agreement
▶ Achieved annual reduction goal for water by 214% (39,810 KL) and energy by 107% (16.6M kWh)
▶ Achieved six green certifications as designated by LEED, TRUE Zero Waste and WELL
▶ Initiated deployment of secondary and tertiary product packaging with recycled content to market
▶ Eliminated targeted single use plastics at 89% of sites
▶ Awarded A- rating for CDP Climate for second consecutive year, and B- rating for CDP Water Security in our first submission
▶ Recognized as one of America's Greenest Companies by Newsweek
▶ Received International Award for Corporate Energy Management by the Association of Energy Engineers

GOVERNANCE
▶ Engaged with 45% of our stockholders on governance and corporate responsibility priorities
▶ Maintained DJSI World Index standing for the fourth consecutive year and included in the North American Index for the second year
▶ Ranked by JUST Capital as fifth within Biotech and Pharma for the second consecutive year
▶ Scored first again in biopharma by the CPA-Zicklin Index of Corporate Political Disclosure and Accountability Scorecard
▶ Recognized by the National Association for Corporate Directors for our Board's governance efforts

SOCIAL
▶ Signed royalty-free voluntary licensing agreements with six generic manufacturers to increase access to lenacapavir for HIV prevention in high-incidence, resource-limited countries
▶ Announced an additional five years of RADIAN partnership with the Elton John AIDS Foundation to help address the growing HIV crisis in Eastern Europe and Central Asia
▶ Completed $5 million donation from the Gilead Foundation to San Francisco State University for a new Science and Engineering Innovation Center
▶ Supported 20 San Francisco Bay Area organizations focused on developing healthcare-focused educational opportunities and career pathways
▶ Highlighted by Fast Company as the third most innovative company for Gilead's COMPASS Initiative
▶ Named the number one overall philanthropic funder of U.S. HIV-related programs for the third year in a row by Funders Concerned About AIDS
▶ Published a Reuters report highlighting Gilead's voluntary licensing efforts as a sustainable model

Our Reporting

For more information about our corporate responsibility program and our performance and data for 2024, we encourage you to read our 2024 Responsible Business and Impact Report, which will be available at www.gilead.com in April 2025.

This report is expected to reference the Global Reporting Initiatives Standards 2021 and align with the Sustainability Accounting Standards Board (SASB) Biotechnology & Pharmaceuticals Standard 2018 and the Task Force on Climate-related Financial Disclosures. We also align our data collection, measurement and reporting activities with industry-leading corporate responsibility frameworks, including the United Nations Global Compact, United Nations Sustainable Development Goals and CDP.

Proxy Voting Roadmap

This voting roadmap highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

PROPOSAL
1

Election of Directors

✔ **Our Board recommends a vote FOR each director nominee.**
See page 13

Name and Principal Occupation	Age	Director Since	Independent	Committee Membership			
				Audit Committee	Compensation and Talent Committee	Nominating and Corporate Governance Committee	Science Committee
Jacqueline K. Barton, Ph.D. *Professor Emerita,* California Institute of Technology	72	2018	✓		C		S
Jeffrey A. Bluestone, Ph.D. *President and Chief Executive Officer,* Sonoma Biotherapeutics	71	2020	✓				S
Sandra J. Horning, M.D. *Retired Chief Medical Officer,* Roche	76	2020	✓			N	**S**
Kelly A. Kramer *Retired Chief Financial Officer,* Cisco Systems	57	2016	✓	**A**	C		
Ted W. Love, M.D. *Chair of Board of Directors,* Biotechnology Innovation Organization	66	2024	✓	A			
Harish Manwani *Senior Operating Partner,* Blackstone; *Retired Chief Operating Officer,* Unilever	71	2018	✓		C	**N**	
Daniel P. O'Day* *Chief Executive Officer,* Gilead	60	2019					
Javier J. Rodriguez *Chief Executive Officer,* DaVita	54	2020	✓	A			
Anthony Welters** *Chairman and Chief Executive Officer,* CINQ Care; *Retired Senior Adviser to the Office of the CEO,* UnitedHealth Group	70	2020	✓		**C**	N	

* Chairman and Chief Executive Officer

** Lead Independent Director

 Audit Committee  Compensation and Talent Committee  Nominating and Corporate Governance Committee  Science Committee  Chair

Director Skills, Experience & Background

INDEPENDENCE



89%

8 out of 9
are independent

All Committee chairs and members are independent

TENURE



4		1
>6-9 years		<2 years
		4
		2-6 years

Balanced mix of director tenures

Our Board possesses the relevant skills and experience needed to effectively drive the successful execution of our strategic priorities.

 **Public /Private Company CEO**

 **Financial Expert**

 **M&A / Transaction**

 **Pharma Experience**

 **Government / Regulatory**

 **Digital / Technology-Driven Innovation**

 **Environmental, Social and Governance**

 **Human Capital Management**

 **Provider or Payer Perspective**

 **Science / Research**

 **Sales & Marketing**

 **Public Company Board**

 **Global**

STRATEGIC PRIORITIES

▶ Maximize Near-Term Revenue Growth

▶ Maximize Impact of Long-acting HIV Therapies

▶ Expand and Deliver on Oncology Programs

▶ Champion an Environment of Inclusion and Employee Growth

▶ Remove Barriers to Speed in Execution

PROPOSAL

2

Ratification of the Selection of Independent Registered Public Accounting Firm

✔ **Our Board recommends a vote FOR this proposal.** **See page 44**

Based on an evaluation of Ernst & Young LLP's independence and performance, our Audit Committee has determined that it is in the best interests of Gilead and its stockholders to continue to retain Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2025, and we are seeking stockholder ratification of this selection.

GILEAD

PROPOSAL

3

Advisory Vote to Approve the Compensation of Our Named Executive Officers

✔ **Our Board recommends a vote FOR this proposal.**   **See page 49**

To succeed, we must attract, engage and retain highly talented individuals who are committed to our mission and core values. Our Compensation and Talent Committee reviews our executive compensation programs, payment criteria, goals and pay outcomes annually to confirm that our programs are fair, are aligned with stockholder expectations and deliver pay that is aligned with company performance:

▶ Our compensation programs are designed to recognize both short- and long-term successes, and a substantial portion of the target total direct compensation is at-risk and tied directly to company performance.

▶ Our annual incentive plan aligns pay to company performance through rigorous annual incentive metrics with financial metrics weighted at 50% and strategic metrics comprising the other 50%.

▶ Our long-term incentive plan aligns pay with the long-term interests of our stockholders and provides value based on stock price appreciation, relative Total Shareholder Return growth and achievement of financial goals.

▶ Our programs and practices are aligned with "best-in-class" governance standards.

Elements of Executive Compensation

A summary of our Named Executive Officers' target total direct compensation is set forth below:

		Target Compensation Mix	
Elements of Compensation	Key Performance Measures and Compensation Period	CEO	Other NEOs (Average)
Short-Term Compensation			
Base Salary	Fixed annual compensation reviewed annually with any increases generally effective March 1	9%	17%
Annual Cash Incentive	Corporate performance assessed on: ▶ Financial results: 50% ▶ Pipeline, Product and People results: 50% CEO's annual cash incentive is tied solely to our corporate performance ▶ Maximum payout = 200% of target	13%	17%
Long-Term Incentive ("LTI") Compensation			
Performance Shares	50% delivered in performance shares earned over three years based on relative Total Shareholder Return ("TSR") and annual revenue targets ▶ There is no payout if performance falls below a minimum threshold ▶ Relative TSR awards are capped at target if absolute TSR is negative, regardless of relative performance	78%	66%
Stock Options	25% delivered in stock options that vest over four years beginning one year after grant, with quarterly vesting after year one		
Restricted Stock Units	25% delivered in restricted stock units that vest over four years beginning one year after grant, with quarterly vesting after year one		

PROPOSALS

4–7

Stockholder Proposals

(in each case, if properly presented at the Annual Meeting)

✕ **Our Board recommends a vote AGAINST each of these proposals.**

See pages 85-97

Each stockholder proposal included in this Proxy Statement is followed by Gilead's response. For the reasons set forth in our responses, our Board recommends a vote AGAINST each stockholder proposal.

Corporate Governance

Election of Directors

There are nine nominees for the Board positions presently authorized. Proxies cannot be voted for a greater number of persons than the number of nominees standing for election. Directors are elected by a majority of the votes cast (number of shares voted "for" a director must exceed the number of shares voted "against" that director) with respect to the election of each director at the Annual Meeting. Each director will hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified, or until such director's earlier death, resignation or removal.

Each nominee listed below is currently a director of Gilead and was previously elected by our stockholders at the 2024 annual meeting of stockholders.

Shares represented by proxies will be voted for or against the election of the nominees named below. In the event that any nominee is unable or unwilling to serve as a director, such shares will be voted for the election of such substitute nominee as our Board may propose or our Board may reduce the size of the Board. Each person nominated for election has agreed to serve if elected and our Board and management have no reason to believe that any nominee will be unable to serve.

Our Nominating and Corporate Governance Committee recommended each of the nominees listed below to our Board for nomination. Each member of our Nominating and Corporate Governance Committee meets the criteria of "independent director" as specified by the listing rules of Nasdaq and our Board Guidelines.

✔ **Our Board unanimously recommends a vote FOR each named director nominee:**

JACQUELINE K. BARTON, PH.D.	**KELLY A. KRAMER**	**DANIEL P. O'DAY**
JEFFREY A. BLUESTONE, PH.D.	**TED W. LOVE, M.D.**	**JAVIER J. RODRIGUEZ**
SANDRA J. HORNING, M.D.	**HARISH MANWANI**	**ANTHONY WELTERS**

The Gilead Board of Directors

Board Overview

Director Nominee	Occupation	Qualifications/Key Experience
Jacqueline K. Barton, Ph.D. IND Age 72 Director Since 2018 C S	*Professor Emerita,* California Institute of Technology	▶ Extensive experience in chemistry and related fields, for which she has received many awards. ▶ Accomplished academic and inventor who has performed pioneering medical research and discovery. ▶ Business experience as a founder and leader of a molecular diagnostics company.
Jeffrey A. Bluestone, Ph.D. IND Age 71 Director Since 2020 S	*President and Chief Executive Officer,* Sonoma Biotherapeutics	▶ Internationally-recognized leader in the field of immunotherapy and related fields, with a distinguished scientific and academic career spanning nearly four decades. ▶ Strong leadership experience in the healthcare industry.
Sandra J. Horning, M.D. IND Age 76 Director Since 2020 N S	*Retired Chief Medical Officer,* Roche	▶ Significant leadership experience in the pharmaceutical and healthcare industry, including expertise in drug development in multiple therapeutic areas. ▶ Physician with experience treating patients as a practicing oncologist.
Kelly A. Kramer IND Age 57 Director Since 2016 A C	*Retired Chief Financial Officer,* Cisco Systems	▶ Significant financial expertise, including serving as chief financial officer of major companies or divisions in the technology and healthcare industries. ▶ Experience in strategic and financial planning and corporate development.
Ted W. Love, M.D. IND Age 66 Director Since 2024 A	*Chair of Board of Directors,* Biotechnology Innovation Organization	▶ Significant leadership experience in the biopharma industry, including serving as a chief executive officer of a global healthcare company. ▶ Physician with a strong scientific background.
Harish Manwani IND Age 71 Director Since 2018 C N	*Senior Operating Partner,* Blackstone; *Retired Chief Operating Officer,* Unilever	▶ Strong leadership skills and broad global operational, sales and marketing and human resources expertise at a complex, multi-national company. ▶ Experience in driving growth across complex organizations on a global scale.
Daniel P. O'Day *Chairman* Age 60 Director Since 2019	*Chief Executive Officer,* Gilead	▶ Significant leadership and international business experience in the pharmaceutical industry. ▶ Deep understanding of the evolving global healthcare environment and demonstrated commitment to driving innovation across the business.
Javier J. Rodriguez IND Age 54 Director Since 2020 A	*Chief Executive Officer,* DaVita	▶ Significant leadership experience in the healthcare industry, including serving as chief executive officer and in various other executive roles of a Fortune 500 public healthcare company.
Anthony Welters IND *Lead Independent Director* Age 70 Director Since 2020 C N	*Chairman and Chief Executive Officer,* CINQ Care; *Retired Senior Adviser to the Office of the CEO,* UnitedHealth Group	▶ Extensive experience in the health insurance and managed care industry. ▶ Demonstrated commitment to delivering healthcare to underserved global communities.

A Audit Committee   C Compensation and Talent Committee   N Nominating and Corporate Governance Committee   S Science Committee   ■ Chair   IND Independent

GILEAD

Director Skills, Experience and Background

We believe effective oversight comes from a board of directors that represents a wide range of experience and perspectives that provides the collective skills, qualifications, backgrounds and experience necessary for sound governance. Our Nominating and Corporate Governance Committee establishes, and regularly reviews with the Board, the skills and experience that it believes are desirable to be represented on our Board to meet the needs of our business and align with our long-term strategy. We engaged a third-party advisory firm to independently assess the skills and experience of our Board, which assisted our Board in determining the range of skills and experience that we believe are important for our directors to have in light of our business and for contributing to the overall effectiveness of our Board. These skills and experience are listed below and are periodically reviewed by our Nominating and Corporate Governance Committee.

Skill / Experience	Definition
Public / Private Company CEO	Has been the Chief Executive Officer of a publicly traded company (or a private/non-profit organization of comparable scale and complexity, with external market considerations similar to a public company)
Financial Expert	Has held a role as a Chief Financial Officer, Chief Accounting Officer, Controller or Certified Public Accountant of a public company, or actively supervised such role, or has experience overseeing or assessing performance of the preparation, audit or evaluation of financial statements at a public company
Global	An executive who has worked and/or lived extensively outside the United States and/or an executive with oversight of global operations, including in a role as Regional General Manager or Chief Executive Officer of a global firm or on-the-ground operational roles outside the United States
Sales & Marketing	Has held senior executive roles in which sales and/or marketing were a primary function, including as a Sales Manager, General Manager, Brand Manager or Chief Marketing Officer
Public Company Board	Has served, or is currently serving, on a public company board as an independent or executive director; does not include service on our Board
Digital / Technology – Driven Innovation	Has practical experience with disruption including application of robotics, hardware, digital, data, artificial intelligence or cybersecurity innovations, including in a role as a Chief Digital Officer, Chief Technology Officer, Chief Information Officer or General Manager for a business enabled by technology or a business that has undergone a digital transformation
Pharma Experience	Has held an executive and/or operational role at a pharmaceutical or biotechnology company, including general management, financial reporting, operations, research & development, commercialization, manufacturing and/or sales
Provider or Payer Perspective	Has an understanding of the delivery and/or payment of medical services obtained through experience working as a medical provider or payer, including executive or operational roles at a hospital or health insurance organization
Government / Regulatory	Has worked in or closely with governmental organizations that set and/or enforce laws and regulations related to medical products and/or healthcare delivery or similarly highly regulated industry (e.g., financial services, food, chemicals, oil & gas), resulting in relevant governmental expertise and connections; may include relevant legal expertise
Science / Research	Deep knowledge of relevant sciences (e.g., biology, chemistry, medicine) as evidenced by an M.D. or Ph.D. and/or experience in the research function at a healthcare business (including pharmaceutical and medical research); ideally this includes experience with breakthrough or innovative scientific discovery and/or experience in relevant therapeutic areas, including HIV, immunotherapy, oncology and liver disease
M&A / Transaction	Has had direct responsibility for collaborations and deals, including mergers, acquisitions, divestitures, joint ventures and other partnerships
Environmental, Social and Governance	Has had direct responsibility for ESG issues as demonstrated by experience as a Chief Sustainability Officer, Corporate Secretary, Chair of a related committee (e.g., Governance, Sustainability, Corporate Responsibility) or Chief Executive Officer of a company with leading ESG practices
Human Capital Management	Has had direct responsibility for human capital management, including leadership development, succession planning, oversight of corporate culture, inclusion and compensation as demonstrated by experience as a Chief Executive Officer, Chief Human Resources Officer or Chair of a related committee (e.g., Compensation, Human Capital, Management Development)

The table below includes the primary skills and experience of each director nominee that led our Board to conclude that he or she is qualified to serve on our Board. This high-level summary is not intended to be an exhaustive list of each director nominee's skills or contributions to the Board. As a result, the absence of a checkmark below does not mean a director does not necessarily possess that particular skill or experience.

			Relevant Skills and Experience												
Name and Age	Independent	Director Since	Public/Private Company CEO	Financial Expert	Global	Sales & Marketing	Public Company Board	Digital/Technology – Driven Innovation	Pharma Experience	Provider or Payer Perspective	Government/Regulatory	Science/Research	M&A/Transaction	Environmental, Social and Governance	Human Capital Management
Jacqueline K. Barton, Ph.D., 72 Professor Emerita, California Institute of Technology	Yes	2018					✓				✓	✓		✓	
Jeffrey A. Bluestone, Ph.D., 71 President and Chief Executive Officer, Sonoma Biotherapeutics	Yes	2020					✓		✓			✓			
Sandra J. Horning, M.D., 76 Retired Chief Medical Officer, Roche	Yes	2020					✓		✓		✓	✓			
Kelly A. Kramer, 57 Retired Chief Financial Officer, Cisco Systems	Yes	2016		✓	✓		✓	✓					✓		
Ted W. Love, M.D., 66 Chair of Board of Directors, Biotechnology Innovation Organization	Yes	2024	✓		✓		✓		✓			✓	✓		✓
Harish Manwani, 71 Senior Operating Partner, Blackstone; Retired Chief Operating Officer, Unilever	Yes	2018			✓	✓	✓						✓	✓	✓
Daniel P. O'Day, 60 **Chairman of the Board** Chief Executive Officer, Gilead	No	2019	✓		✓	✓	✓		✓				✓	✓	✓
Javier J. Rodriguez, 54 Chief Executive Officer, DaVita	Yes	2020	✓	✓	✓		✓			✓			✓	✓	✓
Anthony Welters, 70 Chairman and Chief Executive Officer, CINQ Care; Retired Senior Adviser to the Office of the CEO, UnitedHealth Group	Yes	2020	✓		✓		✓			✓				✓	✓

SKILLS AND EXPERIENCE

- **Public/Private Company CEO**
- **Financial Expert**
- **Global**
- **Sales & Marketing**
- **Public Company Board**
- **Digital/Technology – Driven Innovation**
- **Pharma Experience**
- **Provider or Payer Perspective**
- **Government/Regulatory**
- **Science/Research**
- **M&A/Transaction**
- **Environmental, Social and Governance**
- **Human Capital Management**

BACKGROUND

INDEPENDENCE



89%

8 out of 9
are independent

All Committee chairs and members are independent

TENURE



4		1
>6-9 years		<2 years
		4
		2-6 years

Balanced mix of director tenures

OTHER COMMITMENTS

100%	**1.2**
Compliance with Director Overboarding Guidelines	Average Number of Other Public Directorships (Currently Held)

Board Refreshment and Director Nomination Process

We believe board refreshment is integral to effective corporate governance as we recognize the importance of balancing continuity with fresh perspectives. Our Nominating and Corporate Governance Committee establishes policies and procedures for director nominations and oversees the annual nomination process. Through a continuous year-long process summarized below, our Nominating and Corporate Governance Committee evaluates and recommends candidates for election and re-election to the Board.



1	**2**	**3**	**4**	**5**
Evaluate Board Composition and Tenure	Obtain Candidates from Various Sources	Evaluate Candidates' Qualifications and Commitments	Assess Independence and Conflicts of Interest	Select Nominees

1. Evaluate Board Composition and Tenure

Each year, our Nominating and Corporate Governance Committee reviews the Board membership criteria and assesses the composition of the incumbent Board against the criteria. The committee determines the skills, experience and characteristics that it believes are desirable to be represented on our Board to meet the needs of our business, align with our long-term strategy and contribute to the overall effectiveness of our Board.

In assessing whether to refresh our Board with new directors, the committee also considers the tenure and contributions of the incumbent directors. Our Board believes that a mix of long-, medium- and short-tenured directors promotes an appropriate balance of institutional knowledge and continuity with new skills and perspectives.

Director Term Limits and Mandatory Retirement:

Our Board does not believe it should establish term limits for our Board members, and our Board has not established a mandatory retirement age. Both term limits and a mandatory retirement age may result in the termination of service of directors who have been able to develop, over a period of time, significant insight into Gilead and our operations and who continue to make valuable contributions to Gilead. Our Nominating and Corporate Governance Committee, in consultation with the Board Chairperson, will evaluate the contributions of incumbent Board members and, if appropriate, decline to recommend the re-nomination for election or suggest the resignation and replacement of a Board member.

2. Obtain Candidates from Various Sources; Commitment to Inclusive Practices

In identifying potential director nominees, our Nominating and Corporate Governance Committee considers candidates recommended through a variety of sources, including third-party search firms, current Board members, senior management, stockholders and other sources. In addition to the traditional candidate pool of corporate directors and officers, our Nominating and Corporate Governance Committee considers qualified candidates from a broad array of organizations, including academic institutions, privately held businesses, nonprofit organizations and trade associations. Our Nominating and Corporate Governance Committee reviews all candidates in the same manner regardless of the source of the recommendation.

Diversity of skills, experience and background is an important attribute of a well-functioning board, and our Board's commitment to inclusive practices is formally reflected in our Board Guidelines and our Nominating and Corporate Governance Committee Charter. Our Nominating and Corporate Governance Committee nominates director candidates that will enhance the Board's mix of viewpoints, backgrounds, skills, experience and expertise. For new director searches, our policy is to seek to include, and to instruct any search firm it engages to seek to include, qualified candidates with diverse backgrounds in the pool of potential candidates, from which our Nominating and Corporate Governance Committee selects the nominees with the skills, experience and qualifications that it believes best support Gilead in the context of the Board as a whole.

Stockholder Recommendations of Director Candidates:

It is the policy of our Nominating and Corporate Governance Committee to consider properly submitted stockholder recommendations of new director candidates. Any stockholder recommendation must include the candidate's name and qualifications for Board membership, the candidate's age, business address, residence address, principal occupation or employment, the number of shares beneficially owned by the candidate and all other information regarding the candidate that would be required to be disclosed about the candidate if proxies were being solicited for the election of the candidate as a director, or that is otherwise required, under federal securities law. In addition, the recommendation must include the stockholder's name, address and the number of shares beneficially owned. The recommendation should be sent to the Corporate Secretary, Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404.

3. Evaluate Candidates' Qualifications and Commitments

Our Nominating and Corporate Governance Committee assesses the candidates' skills, experience and qualifications. For new director searches, the committee engages a third-party advisory firm to vet the candidates against the search criteria. As set forth in our Board Guidelines, candidates should have the skills and experience that will contribute to the overall effectiveness of the Board, and candidates should also possess the following qualifications:

▶ the highest standards of personal and professional integrity;

▶ the ability and judgment to serve the long-term interest of our stockholders;

▶ broad business and other perspectives;

▶ the ability to communicate openly with other directors and to meaningfully and civilly participate in the Board's decision-making process;

▶ commitment to serve on the Board for an extended period of time so that there is continuity and to develop knowledge about our business;

▶ willingness to devote appropriate time and effort to fulfilling the duties and responsibilities of a Board member;

▶ independence from any particular constituency; and

▶ the ability and willingness to objectively appraise the performance of management.

Director Time Commitments:

Our Board Guidelines reflect our expectation that directors must devote the time and attention necessary to effectively execute their duties. Directors are expected to attend all or substantially all Board meetings and meetings of the committees of the Board on which they serve as well as the annual meeting of stockholders. Directors are expected to limit their other existing or future commitments to avoid materially interfering with their availability to fulfill their responsibilities as directors, including complying with the specific director overboarding limits below. Before accepting another board position, a director shall consider whether the service will compromise their availability to perform their present responsibility to our Board and shall provide advance notice to the Board Chair of acceptance of any invitation to serve on the board any other for-profit company. In light of this, as part of the annual director nomination process, our Nominating and Corporate Governance Committee considers a director's ability to effectively serve on our Board.

Gilead's Director Overboarding Limits:

(1) A non-employee director should not serve on the board of directors of more than three other public companies; and (2) a non-employee director who is a current executive officer of a public company should not serve on the board of directors of more than one other public company.

Each of our directors is currently in compliance with these guidelines.

Director Re-Nominations:

In determining whether to recommend re-nomination of an incumbent director for election at the next annual meeting of stockholders, our Nominating and Corporate Governance Committee also considers these additional factors:

▶ the extent to which the director's skills, experience and qualifications continue to contribute to the Board's effectiveness;

▶ feedback from annual Board and committee self-assessments;

▶ attendance and participation at Board and committee meetings and the annual meeting of stockholders; and

▶ stockholder feedback, including the support received at the last annual meeting of stockholders.

4. Assess Independence and Conflicts of Interest

All candidates, including incumbent nominees, are assessed for independence and screened for conflicts of interest. For new director searches, our Nominating and Corporate Governance Committee engages a third-party advisory firm for support in conducting screenings and checking references.

Director Independence:

The Nasdaq listing rules require that a majority of the members of a listed company's board of directors qualify as "independent" as affirmatively determined by our Board. In addition, our Board Guidelines require that a substantial majority of our Board consist of "independent" directors as defined by the Board Guidelines. Our Board Guidelines are available on our website at www.gilead.com on the Investors page under "Governance."

After a review of all relevant transactions and relationships between each director, as well as his or her family members, and us, our senior management and independent registered public accounting firm, our Board has determined that eight of our nine nominees for director are "independent" directors as specified by applicable laws and regulations of the SEC, the listing rules of Nasdaq and our Board Guidelines. Mr. O'Day, our Chairman of the Board, is not an independent director because he is currently an executive officer of our company.

Conflicts of Interest:

Our Board had determined that each of our directors had no conflicts of interest from January 1, 2024 through March 27, 2025 (the filing date of this Proxy Statement). For more information, see Certain Relationships and Related Person Transactions on page 40.

5. Select Nominees

After evaluating the above factors and any additional factors appropriate to meeting the needs of our Board, our Nominating and Corporate Governance Committee will recommend candidates for election and re-election to the Board, and our full Board will decide whether to approve the recommendation. For new director searches, select candidates are also interviewed by members of the Board.

Nominees

Our Nominating and Corporate Governance Committee has evaluated and recommended, and our full Board has considered and nominated for election at the Annual Meeting, each of the nine director nominees described below. The names of the nominees and certain information about them as of March 27, 2025, as well as the relevant skills and experience of the director nominees that led our Nominating and Corporate Governance Committee to conclude that the nominee should serve as a director on our Board, are set forth below:



Jacqueline K. Barton, Ph.D.   Independent

Age: **72**
Director since: **2018**

Committees:
▶ Compensation and Talent
▶ Science

Other Public Company Board Service:
▶ None

▶ Dr. Barton joined our Board in January 2018.

▶ Dr. Barton is the John G. Kirkwood and Arthur A. Noyes Professor of Chemistry Emerita in the Division of Chemistry and Chemical Engineering at the California Institute of Technology, where she was a member of the faculty for more than 30 years and served as the Norman Davidson Leadership Chair of the division from 2009 to 2019.

▶ She previously served on the board of directors for both Dow Inc. and The Dow Chemical Company, and was a member of the Board and Materials Advisory Committee of DowDupont Inc.

▶ Dr. Barton founded and served on the board of directors of GeneOhm Sciences Inc., a molecular diagnostics company acquired by Becton, Dickinson and Company, and was a member of Gilead's Scientific Advisory Board from 1989 to 2007.

▶ She is a member of the National Academy of Sciences, the National Academy of Medicine and the American Philosophical Society.

▶ In 2021, Dr. Barton was elected as a Vice President of the American Philosophical Society.

▶ Dr. Barton received the 2010 National Medal of Science for her discovery of new chemistry of the DNA helix and the 2015 Priestley Medal, the highest award of the American Chemical Society.

RELEVANT SKILLS AND EXPERIENCE:

▶ Extensive experience in chemistry and related fields, for which she has received many awards.

▶ Accomplished academic and inventor who has performed pioneering medical research and discovery.

▶ Business experience as a founder and leader of a molecular diagnostics company.



Jeffrey A. Bluestone, Ph.D. Independent

Age: **71**	Committees:	Other Public Company Board Service:
Director since: **2020**	▶ Science	▶ None

- ▶ Dr. Bluestone joined our Board in December 2020.
- ▶ Dr. Bluestone is the President and Chief Executive Officer of Sonoma Biotherapeutics, Inc., a clinical-stage biotechnology company developing engineered regulatory T cell therapies to treat serious autoimmune and inflammatory diseases.
- ▶ He has held this role since 2019. From 2015 to 2019, he led the Parker Institute for Cancer Immunotherapy as President and Chief Executive Officer.
- ▶ Dr. Bluestone is the A.W. and Mary Margaret Clausen Distinguished Professor Emeritus in the Diabetes Center at University of California San Francisco, where he has been a member of the faculty and served in various other roles for over 24 years, including the Director of the Diabetes Center from 2000 to 2019.
- ▶ He is an international leader in the field of immunotherapy and has published more than 500 papers over nearly four decades focused on understanding the basic processes that control T-cell activation and immune tolerance in autoimmunity, organ transplantation and cancer.
- ▶ His research has led to the development of multiple immunotherapies, including the first medicine approved by the FDA to delay/prevent autoimmune Type 1 diabetes and the first FDA-approved checkpoint inhibitor for the treatment of metastatic melanoma and other cancers.

- ▶ Dr. Bluestone was the founding director of the Immune Tolerance Network, the largest National Institutes of Health-funded multicenter clinical immunology research program, testing novel immunotherapies in transplantation, autoimmunity and asthma/allergy.
- ▶ He served as a member of the Blue Ribbon Panel, appointed by then Vice President Joe Biden, as a member of the National Cancer Moonshot Task Force.
- ▶ Dr. Bluestone is a member of the National Academy of Sciences, National Academy of Medicine and American Academy of Arts and Sciences, was a recipient of a prestigious Guggenheim Fellowship, and previously served as the Ludwig Professor and Director of the Ben May Institute at the University of Chicago. He previously served on the board of directors of Provention Bio, Inc. from 2013 to 2022.

RELEVANT SKILLS AND EXPERIENCE:

- ▶ Internationally-recognized leader in the field of immunotherapy and related fields, with a distinguished scientific and academic career spanning nearly four decades.
- ▶ Strong leadership experience in the healthcare industry.



Sandra J. Horning, M.D.   Independent

Age: **76**
Director since: **2020**

Committees:
▶ Nominating and Corporate Governance
▶ Science (Chair)

Other Public Company Board Service:
▶ Moderna, Inc.
▶ Olema Pharmaceuticals, Inc.
▶ Revolution Medicines, Inc.

▶ Dr. Horning joined our Board in January 2020.

▶ Dr. Horning was the Chief Medical Officer and Global Head of Product Development of Roche, Inc., until her retirement in 2019.

▶ During her 10-year career at Roche and Genentech, she helped bring 15 new medicines to patients in disease areas including cancer, multiple sclerosis, influenza and blindness.

▶ Prior to her career at Roche, Dr. Horning spent 25 years as a practicing oncologist, investigator and tenured professor at Stanford University School of Medicine, where she remains a professor of medicine emerita.

▶ From 2005 to 2006, she served as President of the American Society of Clinical Oncology.

▶ Dr. Horning was recognized as the 2020 Healthcare Businesswomen's Association Woman of the Year.

▶ She was also selected as the 2017 recipient of the Duane Roth Memorial Award, an honor dedicated to leaders in healthcare, whose work has overcome numerous scientific obstacles to create new paradigms in research and treatment.

▶ Dr. Horning previously served on the board of directors of Foundation Medicine, Inc. from 2015 to 2018 and EQRx, Inc. from 2021 to 2023.

▶ She currently serves on the board of directors of Moderna, Inc., Olema Pharmaceuticals, Inc. and Revolution Medicines, Inc.

RELEVANT SKILLS AND EXPERIENCE:

▶ Significant leadership experience in the pharmaceutical and healthcare industry, including expertise in drug development in multiple therapeutic areas.

▶ Physician with experience treating patients as a practicing oncologist.



Kelly A. Kramer   Independent

Age: **57**
Director since: **2016**

Committees:
▶ Audit (Chair)
▶ Compensation and Talent

Other Public Company Board Service:
▶ Snowflake Inc.
▶ Coinbase, Inc.

▶ Ms. Kramer joined our Board in August 2016.

▶ Ms. Kramer was Executive Vice President and Chief Financial Officer of Cisco Systems, Inc., a worldwide technology leader, from 2015 until her retirement in 2020.

▶ Prior to that, she was Senior Vice President of Corporate Finance at Cisco.

▶ She previously served as Vice President and Chief Financial Officer of GE Healthcare Systems and Chief Financial Officer of GE Healthcare Biosciences.

▶ Ms. Kramer has also worked in GE's Corporate Headquarters, Transportation Systems and Aerospace divisions.

▶ She currently serves on the board of directors of Snowflake Inc. and Coinbase, Inc.

RELEVANT SKILLS AND EXPERIENCE:

▶ Significant financial expertise, including serving as a chief financial officer of major companies or divisions in the technology and healthcare industries.

▶ Experience in strategic and financial planning and corporate development.



Ted W. Love, M.D.   Independent

Age: **66**
Director since: **2024**

Committees:
▶ Audit

Other Public Company Board Service:
▶ Royalty Pharma plc
▶ Structure Therapeutics Inc.

▶ Dr. Love joined our Board in February 2024.

▶ He is the Chair of the board of directors of the Biotechnology Innovation Organization, a trade association representing biotechnology companies, academic institutions, state biotechnology centers and related organizations across the United States and in more than 30 other countries.

▶ From 2014 to 2022, Dr. Love was the President and Chief Executive Officer of Global Blood Therapeutics, Inc., a biopharmaceutical company, where he led the company from a pre-clinical startup through its growth to a global commercial company with a pipeline of innovative therapies focused on sickle cell disease.

▶ Previously, he was Executive Vice President, Research and Development and Technical Operations at Onyx Pharmaceuticals, Inc.

▶ He also served as President, Chief Executive Officer and Chairman of Nuvelo, Inc., and Senior Vice President, Development at Theravance Biopharma, Inc.

▶ He began his biotech career at Genentech, Inc., where he held several senior management positions in clinical science and product development, and ultimately as chair of Genentech's Product Development Committee.

▶ Prior to Genentech, Dr. Love was a member of the Department of Cardiology at the Massachusetts General Hospital. Known for championing access to care, Dr. Love received the William E. Proudford Sickle Cell Fund 2023 Distinguished Service Award.

▶ He also earned the Spirit of the Heart Health Equity Champion Award from the Association of Black Cardiologists in 2023.

▶ Dr. Love currently serves on the board of directors of Royalty Pharma plc and Structure Therapeutics Inc.

▶ He previously served on the board of directors of Seagen Inc. from 2020 to 2023; Global Blood Therapeutics from 2013 to 2022; Portola Pharmaceuticals, Inc., from 2019 to 2020; and Amicus Therapeutics, Inc., from 2012 to 2020.

RELEVANT SKILLS AND EXPERIENCE:

▶ Significant leadership experience in the biopharma industry, including serving as a chief executive officer of a global healthcare company.

▶ Physician with a strong scientific background.



Harish Manwani   Independent

Age: 71
Director since: 2018

Committees:
▶ Compensation and Talent
▶ Nominating and Corporate Governance (Chair)

Other Public Company Board Service:
▶ Whirlpool Corporation

▶ Mr. Manwani joined our Board in May 2018.

▶ Mr. Manwani is a Senior Operating Partner for Blackstone Inc., a global investment firm, and has advised select Blackstone portfolio companies since 2015.

▶ He was previously Chief Operating Officer of the Unilever Group from 2011 until his retirement in 2014.

▶ Mr. Manwani joined Unilever in 1976 as a management trainee in India and held several senior management roles around the world, including overseeing Unilever's businesses in North America, Latin America, Asia and Africa.

▶ Mr. Manwani currently serves on the board of directors of Whirlpool Corporation.

▶ He also serves on the board of directors of EDBI Pte Ltd. and Tata Sons Private Limited, and is the Chairman of the Executive Board of the Indian School of Business.

▶ He previously served as the Non-Executive Chairman of Hindustan Unilever Limited from 2005 to 2018, and on the board of directors of Singapore Economic Development Board from 2013 to 2019.

▶ Mr. Manwani also previously served on the board of directors of Pearson plc from 2013 to 2018, Nielsen Holdings plc from 2015 to 2021 and Qualcomm Incorporated from 2014 to 2022.

RELEVANT SKILLS AND EXPERIENCE:

▶ Strong leadership skills and broad global operational, sales and marketing and human resources expertise at a complex, multi-national company.

▶ Experience in driving growth across complex organizations on a global scale.



Daniel P. O'Day **Chairman of the Board**

Age: 60
Director since: **2019**

Committees:
▶ None

Other Public Company Board Service:
▶ None

▶ Mr. O'Day joined Gilead in March 2019 as Chief Executive Officer and Chairman of our Board.

▶ Prior to Gilead, Mr. O'Day served as the Chief Executive Officer of Roche Pharmaceuticals.

▶ His career at Roche spanned more than three decades, during which he held a number of executive positions in the company's pharmaceutical and diagnostics divisions in North America, Europe and Asia.

▶ He served as a member of Roche's Corporate Executive Committee, as well as on a number of public and private boards, including Genentech, Flatiron Health and Foundation Medicine.

▶ Mr. O'Day holds a bachelor's degree in biology from Georgetown University and an MBA from Columbia University.

▶ He currently serves as the Board Chair for the Pharmaceutical Research and Manufacturers of America organization.

▶ He previously served on the board of directors for Galapagos NV in connection with its partnership with Gilead from 2019 to 2024.

RELEVANT SKILLS AND EXPERIENCE:

▶ Extensive knowledge and a deep understanding of our business and the pharmaceutical industry as our Chairman and Chief Executive Officer and through various significant leadership positions and international business experience.

▶ Deep understanding of the evolving global healthcare environment and demonstrated commitment to driving innovation across the business.



Javier J. Rodriguez **Independent**

Age: 54
Director since: **2020**

Committees:
▶ Audit

Other Public Company Board Service:
▶ DaVita, Inc.

▶ Mr. Rodriguez joined our Board in June 2020.

▶ Mr. Rodriguez is the Chief Executive Officer of DaVita Inc., a Fortune 500 company providing healthcare services to kidney disease patients throughout 12 countries.

▶ He assumed his current role in 2019, building on his more than 20 years of increasing company leadership and commitment to transforming care delivery to improve quality of life for patients with kidney disease – from the earliest stages through transplantation.

▶ From 2014 to 2019, he was the CEO of DaVita Kidney Care, the company's business unit that treats patients with kidney failure and end-stage kidney disease.

▶ Mr. Rodriguez is recognized for his vision and leadership in transforming how kidney care is delivered and accelerating the digital transformation to improve patients' lives while lowering costs for the health care system.

▶ He currently serves on the board of directors of DaVita, Inc.

RELEVANT SKILLS AND EXPERIENCE:

▶ Significant leadership experience in the healthcare industry, including serving as chief executive officer and in various other executive roles of a Fortune 500 public company.



Anthony Welters   **Lead Independent Director**

Age: **70**
Director since: **2020**

Committees:
▶ Compensation and Talent (Chair)
▶ Nominating and Corporate Governance

Other Public Company Board Service:
▶ Loews Corporation
▶ Carlyle Group

▶ Mr. Welters joined our Board in October 2020.

▶ Mr. Welters is Founder, Chairman and Chief Executive Officer of CINQ Care Inc., a physician-led, community-based ambulatory care delivery system that delivers whole person care in the home, whenever possible.

▶ He is also Executive Chairman of the BlackIvy Group, an organization focused on building and growing commercial enterprises in Sub-Saharan Africa, and Chairman of Somatus, Inc., a value-based kidney care company.

▶ Mr. Welters founded AmeriChoice in 1989 and upon acquisition by UnitedHealth Group (UHG) in 2002, joined UHG as Senior Adviser to the Office of the Chief Executive Officer, Executive Vice President and Member of the Office of the Chief Executive Officer, until retiring in 2016.

▶ He currently serves on the board of directors of Loews Corporation and the Carlyle Group.

▶ Mr. Welters previously served on the board of directors of West Pharmaceutical Services, Inc. from 1997 to 2016, and C.R. Bard, Inc. from 1999 to 2017.

▶ He is Trustee Emeritus of the Morehouse School of Medicine Board of Trustees, Chairman Emeritus of the Board of New York University School of Law, Vice Chairman of the Board of New York University, a Trustee of NYU Langone Medical Center, Vice Chair of the John F. Kennedy Center for the Performing Arts and a founding member of the National Museum of African American History and Culture.

RELEVANT SKILLS AND EXPERIENCE:

▶ Extensive experience in the health insurance and managed care industry.

▶ Demonstrated commitment to delivering healthcare to underserved communities.

Majority Vote Standard for Election of Directors

Our bylaws require directors to be elected by a majority of the votes cast with respect to such director in uncontested elections (number of shares voted "for" a director must exceed the number of shares voted "against" that director). In a contested election (a situation in which the number of candidates for director exceeds the number of directors to be elected), our Bylaws provide that the standard for election of directors is a plurality of the shares voting in the election of directors at any meeting of stockholders for the election of directors at which a quorum is present. Under our Board Guidelines, any incumbent director who fails to receive at least a majority of the votes cast in an uncontested election is expected to tender his or her resignation to our Board. Our Nominating and Corporate Governance Committee would then evaluate the tendered resignation and make a recommendation to our Board to accept or reject the resignation or to take other action. Our Board will act on our Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale for such decision within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in our Board's decision with respect to his or her resignation. If a nominee who was not already serving as a director does not receive at least a majority of the votes cast for such director at the annual meeting, that nominee will not become a director.

Our Board's Role and Responsibilities

Corporate Governance

We are committed to strong corporate governance structures and practices that reflect our commitment to integrity, accountability and excellence in conducting our business. Our Board has adopted certain corporate governance principles, which are set forth in our Board Guidelines and other key governance documents, to provide a framework for how the Board, its various committees and individual directors should perform their functions. These principles are designed to drive effective functioning of the Board in its oversight role and to promote the interests of stockholders. Our Board regularly reviews and updates our governance materials in light of legal and regulatory requirements, evolving best practices and other developments. In considering possible modifications of our corporate governance structures and practices, our Board focuses on advancing the long-term interests of our company, our business and our stockholders. Provided below is a summary of our corporate governance practices. Additional information regarding our governance framework and associated governance documents, including our Board Guidelines, are available at www.gilead.com on the Investors page under "Governance."

STOCKHOLDER RIGHTS	
▶ Annually Elect All Directors	▶ Stockholder Right to Act By Written Consent
▶ Majority Vote to Elect Directors (If Uncontested)	▶ Proxy Access on Market Terms, with 3% / Three-Year Threshold
▶ No Classified Board	▶ Compensation Clawback Policy
▶ No "Poison Pill"	▶ Compensation Recovery Policy
▶ No Supermajority Voting Provisions in Governance Documents	▶ Annual Say-on-Pay Vote
▶ No Dual Class Stock Structure with Unequal Voting Rights	▶ Proactive Year-Round Stockholder Engagement
▶ Stockholder Right to Call Special Meetings - Recently Lowered to 15% Threshold	

BOARD OVERSIGHT AND EFFECTIVENESS	BOARD INDEPENDENCE
▶ Robust Board Guidelines and Committee Charters	▶ Substantial Majority of Independent Directors
▶ Robust Board-Level Oversight, including over corporate strategy, enterprise risk management, human capital, corporate responsibility and cybersecurity matters	▶ Robust Lead Independent Director Role
	▶ Fully Independent Board Committees
	▶ Regular Executive Sessions of Independent Directors
▶ Annual Corporate Responsibility Report	▶ Independent Evaluation of Chief Executive Officer
▶ Annual Board and Committee Evaluations	▶ Director Succession Planning and Board Refreshment
	▶ Balanced Mix of Director Tenures

Oversight of Corporate Strategy

Our Board actively oversees management's establishment and execution of corporate strategy, including major business and organizational initiatives, annual budget and long-term strategic plans, capital allocation priorities, financial results, potential corporate development opportunities and other matters that are material to the company. Our Board regularly receives information and formal updates from our management and actively engages with the senior leadership team with respect to the implementation of our corporate strategy. Our independent directors also hold regularly scheduled executive sessions during which they review and discuss our corporate strategy. Consistent with our corporate transaction approval policy, our Board also, directly or indirectly through a committee, reviews and approves strategic transactions that are material to our business, including significant acquisitions and collaborations.

Oversight of Risk

Our Board exercises its risk oversight responsibility directly and through its committees. Our Board considers specific risk topics directly, including, but not limited to, risks associated with our company's strategic plan, capital allocation and pricing strategies of newly approved products. Our Board has delegated responsibility to its committees for oversight of specific risks that fall within the committee's areas of responsibility. Each of the committees periodically reports to the Board on its risk oversight activities. In addition to receiving reports from our Board committees, our Board is periodically briefed by Gilead's management on specific material risks or legal developments. We believe our Board's leadership structure effectively supports the Board's independent evaluation and management of risk.

AUDIT COMMITTEE	COMPENSATION AND TALENT COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Oversees risks associated with our financial and accounting systems, accounting policies and investment strategies, in addition to finance-related public reporting, regulatory compliance (other than healthcare compliance) and certain other matters delegated to the Committee, including risks associated with our information systems and technology (including cybersecurity).	Oversees risks related to our compensation practices to confirm that these practices are not reasonably likely to have a material adverse effect on Gilead or encourage employees to take unnecessary or excessive risks; also oversees risks related to talent management and succession planning of our executive officers.	Oversees risks related to corporate governance matters and certain other non-financial or non-compensation-related risks, including, but not limited to, Gilead's compliance program, clinical trials, manufacturing, human resources, competition law, political contributions (including payments to trade associations) and corporate responsibility matters.

Enterprise Risk Management

ERM Program and Risk Framework

We maintain an Enterprise Risk Management ("ERM") program that is intended to align our business strategy and core values with how we view, manage and report risks, and the risk framework that we employ is designed to provide a comprehensive view of internal and external factors that may positively or negatively impact our business objectives. The framework classifies risks into different categories based on the function where each risk may arise, with each business function being primarily responsible for day-to-day risk management activities. Our ERM team supports the business functions with the identification and prioritization of risks, the development of mitigation strategies and the reporting of critical risks through our centralized reporting system. This approach allows direct management of risks to remain with functional experts while ensuring the timely and appropriate escalation of critical risks, including to Gilead's executive leadership team (the "GLT") and the Board as appropriate.

ERM Roles and Responsibilities

The ERM program is supported by four primary groups at Gilead: The Board, the GLT, the ERM team and the individual business functions. Each component has its own role:

▶ The **Board** is responsible for overall risk governance, overseeing the company's maintenance of an appropriate system of risk management and internal controls. The Board also regularly reviews and discusses the most critical risks facing the company.

▶ The **GLT** is responsible for the company's overall risk strategy and the alignment of the company's ERM program with our corporate strategy. The GLT also provides management oversight of the risks with the greatest potential impact on the company's strategic objectives, facilitating the development and adjustment of appropriate mitigation strategies.

▶ The **ERM team** sits between the GLT and the individual business functions and facilitates the efficient and timely communication between the functional leads and the GLT. The ERM team is responsible for maintaining our centralized risk reporting system, aggregating risks for an enterprise-wide view, identifying risks for escalation to the GLT, conducting detailed risk assessments, and assessing the quality and completeness of risk mitigation plans.

▶ Each **business function** is responsible for identifying, assessing, allocating resources, executing specific mitigation strategies and performing other activities to manage its respective functional risks. Each function is also responsible for reporting and escalating emerging risk issues to the ERM team.

Enterprise Risk Assessment

The ERM team performs two primary types of enterprise risk assessments: strategic and operational. Strategic risks generally carry a longer development horizon, while operational risks are more likely to have short-to-medium term impacts. Because strategic and operational risks can often be closely related, we adopt a dual-approach to risk assessment to facilitate a holistic view of the company's overall risk profile.

Strategic	**Operational**
▶ The strategic risk assessment utilizes a top-down approach, in which we annually discuss with senior executives the most critical risks that could prevent the company from achieving its strategic objectives. ▶ We then summarize the top risks and present them to our GLT and our Board. ▶ This update is designed to highlight the risks with the most potential to impact the business from a long-term strategic perspective.	▶ The operational risk assessment is a bottoms-up process in which we gather feedback twice per year from functional leaders across the entire enterprise to gain an understanding of operational risks and related mitigation strategies across each business unit. ▶ This provides us with a granular view that complements the findings from the broader strategic risk update.

Oversight of Human Capital Management

Our Board believes our success depends on the work of dedicated employees who embrace a shared sense of purpose and a culture of excellence. As such, our human capital objective is to make Gilead an employer of choice for the best talent in our industry. Our Compensation and Talent Committee has primary oversight responsibility for our strategies and policies related to human capital management, including with matters such as culture, talent recruitment, development and retention and employee engagement and effectiveness. Our Compensation and Talent Committee receives regular updates from our management regarding human capital management matters throughout the year.

> **TALENT DEVELOPMENT AND SUCCESSION PLANNING**
>
> Our Board is actively involved in talent development and succession planning for our GLT. Our Compensation and Talent Committee has responsibility for overseeing and making recommendations to our Board with respect to talent development and succession planning for the Chief Executive Officer and our other executive officers. In connection with these efforts, our Compensation and Talent Committee performs a formal evaluation of the performance of our GLT on an annual basis.

Oversight of Corporate Responsibility

Our corporate responsibility program is at the heart of our mission to provide innovative medicines to prevent and treat life-threatening illnesses. We are committed to operating in a manner that is environmentally sustainable and socially responsible, as we believe doing so is critical to the success of our business and our ability to generate long-term, shared value for all of our stakeholders. This commitment is reflected in our ongoing investment in our corporate responsibility program as well as the involvement of the highest levels of company leadership in the program.

Our Nominating and Corporate Governance Committee has primary responsibility for oversight of corporate responsibility matters, and receives regular reports from our Corporate Responsibility Committee. Our Corporate Responsibility Committee, which is comprised of key members of leadership, manages our corporate responsibility program and, in consultation with our GLT, sets and implements strategy, reporting and other initiatives to advance our program.

Oversight of Cybersecurity Matters

Our Board has established an oversight structure for monitoring the effectiveness of and risks related to the cybersecurity program. Our Audit Committee has primary responsibility for overseeing risks associated with our information systems and technology, including cybersecurity. On a quarterly basis, our Audit Committee receives reports from our Chief Information Security Officer ("CISO"), and the chair of our Audit Committee also meets with our CISO individually on a quarterly basis. On an annual basis, our Audit Committee receives an annual report regarding our information systems and technology and associated policies, processes and practices for managing and mitigating cybersecurity and technology-related risks, and our Board receives an annual report from the Audit Committee on risks related to cybersecurity events as part of an update on our ERM program. In addition to this regular reporting, significant cybersecurity events may also be escalated on an as-needed basis through the company's organizational structure in accordance with our enterprise Incident Response Plan.

Our Stockholder Outreach and Engagement

Gilead recognizes the value of and is committed to engaging with our stockholders. We believe strong corporate governance includes proactive outreach and engagement with our stockholders on a regular basis throughout the year to better understand the issues that are important to them and relay stockholder feedback to our full Board to inform their decision making. This enables us to meaningfully and effectively address these matters and to drive improvements in our policies, communications and other areas. As part of our regular stockholder engagement program, our senior leadership team engages with investors on a variety of topics in a number of forums, including in quarterly earnings calls, investor and industry conferences, analyst meetings and individual corporate governance and corporate responsibility discussions with stockholders. In addition, our Lead Independent Director participates in select investor meetings and shares the investor views expressed in these meeting with the full Board.

OUR YEAR-ROUND STOCKHOLDER ENGAGEMENT PROGRAM



Conduct meetings with our largest stockholders, including strategic director participation. Share the feedback with our Board and management for discussion and consideration.

Incorporate feedback from investor meetings into annual meeting planning and enhance governance practices and disclosures as needed. Review stockholder proposals and engage as appropriate.

Review annual meeting results and determine any next steps, including engagement priorities.

Conduct investor meetings as needed in advance of the annual meeting to answer questions and obtain stockholder feedback on proxy matters.

FALL 2024 ENGAGEMENT



We contacted holders of **55%** of our outstanding shares

Our Lead Independent Director met with holders representing **35%** of our outstanding shares

We met with holders representing **43%** of our outstanding shares

In Fall 2024, we contacted stockholders representing approximately 55% of our outstanding shares to gain valuable insights on the issues that matter most to our stockholders.

Of those that we contacted, our engagement team led by our General Counsel and leadership from our Investor Relations, Executive Compensation, Corporate Responsibility and Office of Corporate Secretary teams met with stockholders representing approximately 43% of our outstanding shares.

Our Lead Independent Director and engagement team met with stockholders representing approximately 35% of our outstanding shares to provide a direct line of communication between our stockholders and the Board.

We gained constructive feedback during these engagements, which was shared with our Board and management. This ongoing feedback drives improvements in our governance policies and practices.

KEY TOPICS DISCUSSED WITH STOCKHOLDERS IN 2024:

Corporate Governance
▶ Board composition and refreshment, including Lead Independent Director transition and committee rotations
▶ Board evaluations and skillsets
▶ Board oversight of company strategy and risk areas
▶ Leadership succession planning

Compensation and Human Capital
▶ Executive stock ownership guidelines
▶ Short-term and long-term incentive plan financial metric and target selection process
▶ Human capital management initiatives

Corporate Responsibility
▶ Health equity initiatives and product access
▶ Environmental initiatives, including approach to water usage and Scope 3 emissions
▶ Corporate responsibility report and disclosures

Response to 2024 Stockholder Proposals:

Our stockholder outreach and engagement since our 2024 annual meeting of stockholders included discussion of the stockholder proposal requesting that the Board adopt a policy requiring the Company's named executive officers to retain at least 25% of net-after tax shares of stock acquired through equity pay programs until reaching normal retirement age (at least age 60). This stockholder proposal received support from holders of more than 35% of shares represented at the meeting. Given this level of support, our engagement with stockholders on executive compensation matters included discussions on investor perspectives on this proposal. The majority of stockholders who engaged with us conveyed that they believed the Company's existing stock ownership guidelines and the overall structure of our executive compensation program were market-aligned and effective in achieving the goal of fostering a close link between our executives' interests with long-term performance, and that no retention policy modifications were warranted.

Our Board, through its Compensation and Talent Committee, regularly reviews the Company's executive compensation program to confirm that we maintain robust policies that further align the interests of management and stockholders over the long-term, and will continue to monitor and evolve our compensation programs in alignment with market practices.

Board Leadership Structure

Combined Chairman and Chief Executive Officer

Our Board Guidelines enable our Board to choose a leadership structure that can be tailored to the strengths of Gilead's officers and directors and best addresses Gilead's evolving and highly complex business. This allows our Board to make changes in the leadership structure when the Board believes that such actions are in the best interests of the company and its stockholders. The independent directors of the Board review the Board leadership structure on a regular basis to ensure that it continues to serve the best interests of Gilead.

Lead Independent Director

Our Board Guidelines provide that the independent directors will designate a Lead Independent Director when the Chairperson is not an independent director. The role of Lead Independent Director at Gilead is modeled on the role of an independent Chairperson, helping to provide a strong, independent and active Board of Directors. Our Board regularly reviews its leadership structure to evaluate whether it remains appropriate for our company, and we continue to believe the robust duties of our Lead Independent Director empower our independent directors to provide guidance and effective oversight of management.

Roles and Responsibilities

As set forth in the Lead Independent Director Charter, the Lead Independent Director has clearly delineated and comprehensive duties, which are described further below:

▶ Consulting with the Chairperson as to an appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly while not interfering with ongoing company operations;

▶ Consulting with the Chairperson regarding and approving the information, agenda and schedules of meetings of the Board of Directors and Board committees;

▶ Chairing meetings of the Board of Directors when the Chairperson is not present or when otherwise appropriate, including all executive sessions of independent directors;

▶ Facilitating the effective functioning of key Board committees and providing input on functioning of the committees, when required;

▶ Advising the Chairperson as to the information necessary or appropriate for the independent directors to effectively and responsibly perform their duties and provide feedback on the quality, quantity and timeliness of information submitted by management;

▶ Advising the Board of Directors and its committees on the retention of advisers and consultants who report directly to the Board of Directors;

▶ Calling meetings of the independent directors, as appropriate;

▶ Serving as chairperson of meetings of the independent directors;

▶ Serving as principal liaison between the independent directors and the Chairperson and between the independent directors and senior management;

▶ Ensuring that independent directors have adequate opportunities to meet and discuss issues in meetings of the independent directors;

▶ Encouraging director participation by fostering an environment of open dialogue and constructive feedback among independent directors;

▶ Communicating to management, as appropriate, the results of private discussions among independent directors;

▶ Participating on ad-hoc committees established to deal with extraordinary matters, such as investigations and mergers and acquisitions;

▶ Providing guidance on director succession and development;

▶ Ensuring Board agendas provide the Board with the ability to periodically review and provide input on the company's long-term strategy and to monitor management's execution of the long term-strategy;

▶ Serving as the independent directors' representative in crisis situations, unless otherwise directed by the Board;

▶ Monitoring conflicts of interest of all directors, including the Chairperson;

▶ Participating in succession planning for the Chief Executive Officer and in talent retention and development programs for members of senior management;

▶ Responding to major stockholder and other stakeholder questions and comments that are directed to the Lead Independent Director or to the independent directors as a group, with such consultation with the Chairperson and other directors as the Lead Independent Director may deem appropriate;

▶ Representing independent directors in communications with other stakeholders, as required; and

▶ Performing such other duties as the Board of Directors may from time to time delegate.

The Lead Independent Director also frequently attends meetings of all our Board committees and leads our Board in conducting an annual assessment of our Board and the committees to evaluate their effectiveness. In addition, as required by our Board Guidelines, our independent directors meet without executive management on a regular basis to review, among other things, Gilead's strategy, performance, management effectiveness and succession planning.

Consistent with our commitment to robust engagement with our stockholders, the Lead Independent Director also participates in meetings with stockholders as part of our year-round stockholder engagement program.

The Lead Independent Director Charter is available on our website at www.gilead.com on the Investors page under "Governance."



Daniel P. O'Day

Chairman of the Board

Our Board believes that it is currently in the best interests of Gilead and its stockholders for Mr. O'Day to serve as our Chief Executive Officer and Chairman of the Board because it positions Mr. O'Day to effectively drive future strategy and decision-making for our organization. In addition to public, private and non-profit board experience, Mr. O'Day has a track record of success in highly scientific and competitive therapeutic areas, deep understanding of the evolving healthcare environment around the world and unwavering commitment to driving innovation across all aspects of the business. As the individual with primary responsibility and accountability for managing our day-to-day operations, Mr. O'Day can provide unified leadership of Gilead and help to make sure that key business and strategic issues, risks and opportunities are brought to our Board's attention in a way that prioritizes and makes the best use of our Board's time.



Anthony Welters

Lead Independent Director

In 2024, the independent directors of our Board unanimously appointed Anthony Welters as our Lead Independent Director. Mr. Welters has served as a director since 2020 and currently serves as Chair of the Compensation and Talent Committee and a member of the Nominating and Corporate Governance Committee. Mr. Welters has extensive leadership experience in the health insurance and managed care industry, and he has demonstrated a commitment to delivering healthcare to underserved communities. He also has significant experience with corporate governance matters as a current and former director of other public company boards, including board leadership roles. In light of this extensive experience and his valued contributions to our Board and its committees, our Board believes Mr. Welters is well-positioned to provide strong leadership and oversight of Board matters, be an effective partner to our Chairman of the Board and foster effective collaboration among the directors.

Board Evaluations

Our Board believes that a robust and constructive Board and committee evaluation process is an essential component of board effectiveness. Our Board and each of the committees conduct an annual evaluation of Board and committee performance, which is organized by our Nominating and Corporate Governance Committee and led by our Lead Independent Director. An overview of our 2024 annual evaluation process is provided below.

DEVELOPMENT OF ANNUAL EVALUATION PROCESS	WRITTEN SELF-ASSESSMENT	ONE-ON-ONE DISCUSSIONS	EVALUATION OF RESULTS
▶ Our Nominating and Corporate Governance Committee develops an annual self-evaluation process and prepares the questionnaires for our Board and the committees.	▶ Each director completes a written self-assessment evaluating the performance of the Board and their respective committees.	▶ Our Lead Independent Director and our Chairperson have one-on-one discussions with each director.	▶ The full Board and each committee review and discuss the results from the written self-assessments. ▶ Our Lead Independent Director shares the feedback from the one-on-one discussions with the full Board for discussion and consideration.

2024 Board and Committee Meetings; Attendance

All directors attended greater than 75% of the aggregate of all meetings of our Board and of the committees on which they served during the year ended December 31, 2024 (or the period for which they served in 2024), and on average we had a 98.4% attendance rate for such meetings.

On average, we had over a **98.4%** attendance rate for our 2024 Board and committee meetings.	**100%** of our Board attended the 2024 annual meeting of stockholders.

The 2024 Board and committee membership and the number of meetings of our full Board and committees held in 2024 are shown in the table below:

	Board	Audit Committee	Compensation and Talent Committee	Nominating and Corporate Governance Committee	Science Committee
Jacqueline K. Barton, Ph.D.	●		●		●
Jeffrey A. Bluestone, Ph.D.	●				●
Sandra J. Horning, M.D.	●			●	○
Kelly A. Kramer	●	○	●		
Ted W. Love, M.D.	●	●			
Harish Manwani	●		●	○	
Daniel P. O'Day	Chairman				
Javier J. Rodriguez	●	●			
Anthony Welters	Lead Independent Director		○	●	
Number of 2024 Meetings	6	8	5	5	4

● Member   ○ Chair

Our Board expects directors to attend our annual meetings of stockholders. All of our incumbent directors attended the 2024 annual meeting of stockholders.

Committee Rotation and Selection Process

The selection of the committee chairs and members is reviewed by our Board annually by recommendation of the Nominating and Corporate Governance Committee. There are no fixed terms for committee chairs or membership. However, our Board recognizes that rotation may be appropriate at periodic intervals.

> **BOARD AND COMMITTEE REFRESHMENT IN 2024**
>
> ▶ Ted W. Love, M.D. was appointed to our Board in February 2024.
>
> ▶ Anthony Welters was appointed as our Lead Independent Director, following the retirement of Kevin E. Lofton at the conclusion of his term at the 2024 annual meeting of stockholders.
>
> ▶ Effective after the conclusion of the 2024 annual meeting of stockholders: (1) Dr. Love was appointed to the Audit Committee, (2) Mr. Welters was appointed as Chair of the Compensation and Talent Committee, and (3) Harish Manwani was appointed as Chair of the Nominating and Corporate Governance Committee.

Committees of Our Board of Directors

Our Board has an Audit Committee, a Compensation and Talent Committee, a Nominating and Corporate Governance Committee and a Science Committee. The charter for each of these committees is available on our website at www.gilead.com on the Investors page under "Governance."

Audit Committee

  

2024 Meetings: 8

Current Members:
Kelly A. Kramer (Chair); Ted W. Love, M.D.; Javier J. Rodriguez

Our Board has determined that all members of our Audit Committee are "independent directors" under the criteria specified by applicable laws and regulations of the SEC, the listing rules of Nasdaq and our Board Guidelines. Our Board has determined that Ms. Kramer and Mr. Rodriguez each qualify as an "audit committee financial expert," as defined in applicable SEC rules.

Our Audit Committee oversees our corporate accounting, financial reporting process and systems of internal accounting and financial controls.

Among other responsibilities, our Audit Committee:

▶ is directly responsible for the selection, appointment, retention, compensation, oversight and, where appropriate, the replacement of the independent registered public accounting firm (the "auditors");

▶ approves the engagement of proposed audit, review and attest services, as well as permissible non-audit services by our auditors;

▶ evaluates the performance, independence and qualifications of the auditors;

▶ reviews periodic reports prepared by the auditors regarding their internal quality control procedures and any material issues raised by internal quality control reviews or by inquiries or investigations by governmental or professional authorities;

▶ monitors the rotation of audit partners on our engagement team and is involved in the selection of the lead audit partner;

▶ meets with the auditors and our financial management to review the scope and cost of proposed audits and the audit procedures to be utilized, and, following the conclusion thereof, reviews the results of such audits, including any findings, comments or recommendations of the auditors;

▶ discusses with the auditors and our financial and accounting management the scope, adequacy and effectiveness of our internal control over financial reporting, including the adequacy of the systems of reporting to our Audit Committee;

▶ reviews the potential effect of regulatory and accounting developments on our consolidated financial statements;

▶ reviews significant reporting issues or judgments made in connection with the preparation of our consolidated financial statements;

▶ reviews and approves, in advance, or ratifies all related party transactions in accordance with applicable laws, SEC rules and Nasdaq requirements;

▶ oversees the establishment and maintenance of disclosure controls and procedures;

▶ reviews draft earnings releases and the financial statements to be included in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, including the results of the annual audit and the results of the auditors' review of our quarterly condensed consolidated financial statements;

▶ meets with internal audit management to review and approve the annual internal audit plan and budget and to review the results of internal audit activities;

▶ evaluates the performance and effectiveness of our internal audit function; and

▶ oversees our management of risks associated with financial and accounting systems, accounting policies, public reporting, investment strategies and cybersecurity, including the periodic review with management of our efforts to identify and mitigate such risks.

We have established procedures for the confidential submission of employee concerns under our Complaint Procedure and Non-Retaliation Policy. Our Audit Committee receives quarterly reports from management on all complaints regarding accounting, internal accounting controls or auditing matters made under our Complaint Procedure and Non-Retaliation Policy.

Our Audit Committee regularly meets in executive session and in private sessions with each of our Chief Financial Officer, our Vice President of Internal Audit and representatives of Ernst & Young LLP, and from time to time, our Chief Ethics and Compliance Officer and our Chief Accounting Officer and Corporate Controller, during which candid discussions regarding financial management, legal, accounting, auditing and internal control matters take place.

Compensation and Talent Committee




2024 Meetings: 5

Current Members:
Anthony Welters (Chair); Jacqueline K. Barton, Ph.D.; Kelly A. Kramer, Harish Manwani

Our Board has determined that all members of our Compensation and Talent Committee are independent directors under the criteria specified by applicable laws and regulations of the SEC, the listing rules of Nasdaq and our Board Guidelines. The members of our Compensation and Talent Committee are "non-employee directors" as determined under Rule 16b-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act").

Our Compensation and Talent Committee has overall responsibility for approving and evaluating our executive officer compensation plans, policies and programs.

Among other responsibilities, our Compensation and Talent Committee:

▶ takes any and all actions that may be taken by the Board with respect to the compensation level of our executive officers, including but not limited to the development of compensation policies and the review of compensation arrangements;

▶ oversees the administration and review of our compensation plans;

▶ evaluates the performance of our Chief Executive Officer, and reviews and approves the Chief Executive Officer's compensation, subject to ratification by the independent directors of the Board;

▶ reviews and approves the compensation arrangements for our other executive officers;

▶ oversees talent management and succession planning with respect to our Chief Executive Officer and other executive officers, and recommends a succession plan for such officers on an annual basis;

▶ establishes the stock ownership guidelines applicable to executive officers and recommends stock ownership guidelines applicable to the non-employee Board members;

▶ assesses whether our compensation practices present risks that could have a material adverse effect upon us or could otherwise encourage unnecessary or excessive risk-taking;

▶ oversees our strategies and policies related to human capital management, including with respect to matters such as inclusion, workplace environment and culture, talent recruitment, development and retention, and employee engagement and effectiveness;

▶ reviews and discusses the "Compensation Discussion and Analysis" included in our Proxy Statement for each annual meeting;

▶ reviews the results of the most recent stockholder advisory vote on executive compensation and oversees our submissions to stockholders on executive compensation matters; and

▶ appoints, determines the compensation of and oversees the independent compensation advisers retained by the Compensation and Talent Committee.

In compliance with the committee charter, our Compensation and Talent Committee may delegate any of its responsibilities to subcommittees, so long as such actions are ratified by the Compensation and Talent Committee as a whole.

Our Compensation and Talent Committee has the authority to engage the services of its own outside advisors to assist it in determining the compensation of our executive officers. Our Compensation and Talent Committee has retained Frederic W. Cook & Co., Inc., a national compensation consulting firm, as its independent compensation consultant. See Role of Compensation Consultant on page 64.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation and Talent Committee who served during 2024 is currently or has been, at any time since our formation, one of our officers or employees. During 2024, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or our Compensation and Talent Committee. None of the members of our Compensation and Talent Committee who served during 2024 currently has or has had any relationship or transaction requiring disclosure pursuant to Item 404 of Regulation S-K.

Nominating and Corporate Governance Committee

 



2024 Meetings: 5

Current Members:
Harish Manwani (Chair); Sandra J. Horning, M.D.; Anthony Welters

Our Board has determined that all members of our Nominating and Corporate Governance Committee are independent directors under the criteria specified by applicable listing rules of Nasdaq and our Board Guidelines.

Our Nominating and Corporate Governance Committee oversees the corporate governance policies and practices of the company, including Board and committee structure and nominations, and monitors the compliance functions managed by the Chief Ethics and Compliance Officer.

Among other responsibilities, our Nominating and Corporate Governance Committee:

▶ develops and periodically reviews the desired qualifications of members of the Board and its committees;

▶ evaluates the need for refreshment and succession planning for the Board and, as appropriate, leads the search for individuals qualified to become members of the Board;

▶ recommends director nominees to the Board to be presented for stockholder approval at the annual meeting of stockholders;

▶ reviews the Board's leadership structure and recommends changes as appropriate, including a recommendation to the independent directors regarding the appointment of our Lead Independent Director;

▶ reviews the Board's committee structure and recommends directors to serve as members and chairpersons of each committee for the Board's approval;

▶ determines on an annual basis the members of the Board who meet the independence requirements and members of the Audit Committee who meet the financial expert requirements;

▶ reviews our corporate governance policies and practices and recommends new policies and changes to existing policies for the Board's approval;

▶ develops an annual self-evaluation process for the Board and its committees and, as appropriate, makes recommendations to the Board regarding its findings;

▶ monitors risks related to corporate governance matters and certain other non-financial or non-compensation-related risks;

▶ oversees our company's stockholder engagement program;

▶ approves the appointment and removal of the Chief Ethics and Compliance Officer and meets periodically with the Chief Ethics and Compliance Officer to monitor the company's compliance program;

▶ oversees ESG matters and receives periodic reports on our ESG program; and

▶ reviews our political expenditure policies and expenditures, including payments to trade associations.

Our Nominating and Corporate Governance Committee regularly meets in executive session with our Chief Ethics and Compliance Officer as part of its oversight of the company's compliance program.

We have established procedures for the confidential submission of employee concerns under our Complaint Procedure and Non-Retaliation Policy. Our Nominating and Corporate Governance Committee receives quarterly reports from management on complaints made under our Complaint Procedure and Non-Retaliation Policy (other than those relating to accounting, internal accounting controls or auditing matters, which are reported to our Audit Committee).

Science Committee

 



2024 Meetings: 4

Current Members:
Sandra J. Horning, M.D. (Chair); Jacqueline K. Barton, Ph.D.; Jeffrey A. Bluestone, Ph.D.

Our Science Committee oversees, on behalf of our Board, our research and development strategy, including with respect to our commercial portfolio and clinical programs and the capabilities of our products and product candidates.

Among other responsibilities, our Science Committee:

▶ advises our Board on the direction of and progress made towards our research and development strategy;

▶ assesses the quality of our commercial portfolio and clinical programs, and evaluates potential opportunities to enhance our portfolio and programs through opt-in programs, collaborations and other strategic transactions;

▶ monitors the status, progress and outcomes of our key clinical trials; and

▶ reviews the potential effect of developments in the competitive scientific landscape and emerging science trends on our commercial portfolio and clinical programs.

Executive Sessions

As required by our Board Guidelines, our independent directors meet in regularly scheduled executive sessions at which only they are present. Our Lead Independent Director presides over these executive sessions. At these executive sessions, the independent directors review, among other things, Gilead's strategy, performance, management effectiveness and succession planning.

Additionally, executive sessions may be convened by the Lead Independent Director at his discretion and will be convened if requested by any other independent director.

Board Processes

Director Orientation and Continuing Education

We have an orientation process for our Board members that is designed to familiarize new directors with various aspects of our business, including our strategy, operations, finances, risk management processes, compliance program and governance practices. Each member of our Board is encouraged to participate in education programs to assist them in performing the director's responsibilities and shall complete any and all continuing education requirements mandated by the SEC or Nasdaq.

In 2024, our Board members attended an in-person continuing education session led by an external law firm about recent corporate governance developments and best practices in activism preparedness. Among other topics, the session included a review of Board fiduciary duties and the duty of Board monitoring and oversight.

Stockholder Communications with Our Board

Stockholders may communicate with our Board by sending a letter to the Corporate Secretary, Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404. Our Corporate Secretary reviews all communications from stockholders, but may, in her sole discretion, disregard any communication that she believes is not: related to our business; within the scope of our responsibility; credible; or material or potentially material.

If deemed an appropriate communication, the Corporate Secretary will submit the stockholder communication to the member of our Board addressed in the communication and to our Lead Independent Director. We maintain a "Stockholders Communications with the Board" policy that outlines the applicable procedures and is available on our website at www.gilead.com on the Investors page under "Governance."

Certain Relationships and Related Person Transactions

Indemnity Agreements

We enter into indemnity agreements with each of our executive officers (including our Named Executive Officers) and directors that provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of us, and otherwise to the full extent permitted under Delaware law and our bylaws.

Policies and Procedures

Related Person Transactions

Our Audit Committee is responsible for reviewing and approving, in advance, all related person transactions. Related persons include any of our directors or executive officers, certain of our stockholders and their immediate family members, and transactions include any transaction or arrangement in which the amount involved exceeds $120,000 and where the company or any of its subsidiaries is a participant and a related person has a direct or indirect material interest. In reviewing and approving any such transactions, our Audit Committee considers all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm's-length transaction with an unrelated third party and the extent of the related person's interest in the transaction. The responsibility for reviewing and approving such transactions is set forth in writing in the Audit Committee Charter. A copy of the Audit Committee Charter is available on our website at www.gilead.com on the Investors page under "Governance."

To assist us in identifying related person transactions, each year we require our directors and executive officers to complete Director and Officer Questionnaires identifying any transactions with us in which the executive officer or director or their immediate family members have a material interest.

Conflicts of Interest

We review related person transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, with our interests. In addition, our Nominating and Corporate Governance Committee determines, on an annual basis, which members of our Board meet the definition of independent director under the criteria specified by applicable laws and regulations of the SEC, the listing rules of Nasdaq and our Board Guidelines. The obligation for this determination is set forth in writing in the Nominating and Corporate Governance Committee Charter. A copy of the Nominating and Corporate Governance Committee Charter is available on our website at www.gilead.com on the Investors page under "Governance." Our Nominating and Corporate Governance Committee reviews and discusses any relationships with directors that would potentially interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director.

No Related Person Transactions and Conflicts of Interest

There were no related person transactions or conflicts of interest involving directors or executive officers from January 1, 2024 through March 27, 2025 (the filing date of this Proxy Statement). Approval of any related person transaction or conflict of interest would require approval of the applicable Board committee (as described above) or the full Board.

Code of Ethics

Our Code of Ethics establishes the corporate standards of behavior for all our employees, officers and directors and sets our expectations of contractors and agents. Our Code of Ethics supports our commitment to maintaining the highest standards of legal and ethical conduct and includes our expectations with respect to topics such as inclusion, human rights, anti-harassment and anti-bullying, international trade, intellectual property and political activity. The Code of Ethics is available on our website at www.gilead.com on the Investors page under "Governance." Any person who becomes aware of any possible non-compliance with laws, regulations, our Code of Ethics or any other Gilead policy is responsible for notifying a member of management or the legal department. We have also implemented an Ethics Hotline through which concerns can be raised confidentially. We investigate all reports promptly, and we do not tolerate retaliation against anyone making reports in good faith or assisting in investigations of possible violations.

Compensation of Non-Employee Board Members

The members of our Board play a critical role in guiding our strategic direction and overseeing our management. In light of the demanding nature of the role and responsibilities of a public company board, including the time commitment and risks associated with board service, the market for highly qualified and experienced individuals who are capable of serving as the directors of a large public company has remained highly competitive.

These dynamics make it imperative that we provide a competitive compensation program for our non-employee directors. Such directors are accordingly compensated based upon their respective levels of Board participation and responsibilities, including service on Board committees, and receive a combination of annual cash retainers, with additional cash retainers for Lead Independent Director and Board committee chair service, and annual equity awards in the form of stock options and restricted stock unit awards. In addition, our non-employee directors are also reimbursed for their business-related expenses incurred in connection with attendance at Board and committee meetings and related activities. Our employee directors do not receive additional compensation for their service on our Board.

Our Compensation and Talent Committee reviews our non-employee director compensation program on an annual basis with its independent advisor, FW Cook. The review includes a comparison of our program to the ten-company peer group used by Gilead for benchmarking executive compensation as detailed on page 64. Any recommended changes to our program are then presented to the independent members of our Board for their consideration and approval.

Cash Payments and Equity Awards

The following table sets forth the compensation arrangements for our non-employee Board members during 2024:

2024 NON-EMPLOYEE BOARD MEMBER COMPENSATION



$75,000
Annual Cash
Retainer

$300,000
Equity Awards
(Stock Options and
Restricted Stock Units)[1, 2]

Cash Payment[3]

Lead Independent Director — $45,000 / $75,000[4] additional cash retainer

Chair of Audit Committee — $20,000 additional cash retainer

Chair of Compensation and Talent Committee, Nominating and Corporate Governance Committee, or Science Committee — $15,000 additional cash retainer

Committee Member (in addition to any Committee Chair fees) — $20,000 additional cash retainer

---

[1] The number of shares of our common stock subject to the option portion of the annual equity award is calculated by dividing $150,000 by the fair value of the option on the grant date, with any fractional share rounded down to the next whole share. The fair value of the option award is based on a Black-Scholes option valuation model. The number of shares of our common stock subject to the restricted stock unit portion of the annual equity award is calculated by dividing $150,000 by the closing market price per share of our common stock on the award date, with any fractional share rounded down to the next whole share.

[2] The Lead Independent Director, committee chairs and other committee members do not receive any additional equity awards for their Lead Independent Director or committee service.

[3] A non-employee Board member's actual cash retainer is equal to the aggregate of his or her annual cash retainer for Board service ($75,000) plus his or her additional cash retainers for service as Lead Independent Director or one or more Board committees (e.g., if the Audit Committee Chair also serves as a member on the Compensation and Talent Committee, the total dollar amount of the cash retainer will be $135,000). In addition, the cash retainer amounts presented in the table represent the annualized amounts payable to a non-employee Board member. Actual payments were made on a quarterly, pro-rated basis.

[4] The Lead Independent Director receives an additional retainer of $75,000 should the Lead Independent Director not serve on any committees of the Board or $45,000 should the director serve on a committee (in addition to any retainer amounts for committee service).

Deferred Compensation Plan

Our Deferred Compensation Plan allows our non-employee directors to defer all or a portion of their cash retainer each year. The deferred amount may either be immediately converted into phantom shares of our common stock or invested in a designated group of investment funds, neither of which results in above-market interest under applicable SEC disclosure rules. To the extent that a non-employee director elects to defer his or her cash retainer into phantom shares, the resulting number of phantom shares will be determined by dividing the deferred amount by the fair market value per share of our common stock on the conversion date. The resulting number of phantom shares will be paid out in actual shares of our common stock at the end of the deferral period. If the non-employee director elects to defer his or her retainer into investment funds, then he or she may select from among the investment funds available under the Deferred Compensation Plan. These investment funds are substantially the same as those available under our broad-based Section 401(k) employee savings plan.

A non-employee director may elect to receive his or her deferred account balance at a designated age that is no earlier than age 50 and no later than age 75, or on the date of his or her cessation of Board service or on the second or fifth anniversary of that cessation date, in a lump sum or in annual installments over a period not to exceed 10 years. An early distribution is permitted in the event of a financial hardship. In the event of the non-employee director's death, an account balance will be distributed in a lump sum to the non-employee director's designated beneficiary.

Stock Ownership Guidelines

We have stock ownership guidelines to encourage our non-employee directors to retain a significant portion of their shares of our common stock. These stock ownership guidelines require our non-employee directors to hold shares of our common stock with an aggregate fair market value equal to or greater than five times their annual cash retainer. This guideline is to be achieved over a five-year period, measured from the date the non-employee director first joins our Board. As of December 31, 2024, all members of our Board were in compliance.

Terms of Equity Awards

The stock options granted to our non-employee directors each have an exercise price equal to the fair market value per share of our common stock on the date of grant (based on the closing market price for our common stock on that date as reported on the Nasdaq Global Select Market). Each stock option has a maximum term of 10 years, subject to earlier termination three years after the non-employee director's cessation of Board service. Stock option and restricted stock unit awards granted to non-employee directors vest immediately upon grant. Initial equity awards for new non-employee directors are prorated based on the number of days remaining in the compensation period in which they commence Board service. The shares that vest under restricted stock unit awards may, pursuant to a director's advance election, be subject to a deferred issuance in up to five annual installments following his or her cessation of Board service.

2024 Director Compensation

The table below summarizes the compensation paid by us to non-employee Board members for the 2024 fiscal year:

Name[1]	Fees Earned or Paid in Cash[2]	Stock Awards[3][4]	Option Awards[4][5]	All Other Compensation[6]	Total
Jacqueline K. Barton, Ph.D.	$ 115,000	$ 149,965	$ 149,995	$ 15,000	$ 429,960
Jeffrey A. Bluestone, Ph.D.	$ 95,000[7]	$ 149,965	$ 149,995	$ 15,000	$ 409,960
Sandra J. Horning, M.D.	$ 130,000[7]	$ 149,965	$ 149,995	$ —	$ 429,960
Kelly A. Kramer	$ 135,000	$ 149,965	$ 149,995	$ —	$ 434,960
Kevin E. Lofton	$ 68,730	$ —	$ —	$ —	$ 68,730
Ted W. Love, M.D.	$ 81,448	$ 189,369	$ 189,440	$ 15,000	$ 475,257
Harish M. Manwani	$ 124,754	$ 149,965	$ 149,995	$ —	$ 424,714
Javier J. Rodriguez	$ 95,000	$ 149,965	$ 149,995	$ —	$ 394,960
Anthony Welters	$ 159,303	$ 149,965	$ 149,995	$ 15,000	$ 474,263

[1] On May 8, 2024, Kevin Lofton retired from our Board. As of December 31, 2024, Mr. Lofton did not hold any stock options nor any RSUs.

[2] Represents cash retainer for serving on our Board and committees of the Board for the full year ended December 31, 2024 including a pro-rated cash retainer for Mr. Lofton's service as Chairman of the Board for the period from January 1, 2024 to May 8, 2024.

[3] Represents RSU awards granted in 2024 under our 2022 Equity Incentive Plan (the "2022 Plan") including: (a) an award of 512 RSUs granted to Dr. Love on February 2, 2024 upon his appointment to the Board, and (b) 2,310 RSUs granted to each Board member on May 8, 2024 and vested immediately on the same date, except Mr. Lofton who did not receive an RSU award in 2024. Market values are calculated by multiplying the number of shares of our common stock subject to the award by the closing price per share of our common stock of $76.96 and $64.92 on the award dates of February 2, 2024 and May 8, 2024, respectively.

[4] The following table shows, for each named individual, the aggregate number of stock awards and option awards held by that individual as of December 31, 2024:

Name	Aggregate Stock Awards Outstanding as of December 31, 2024[a]	Aggregate Option Awards Outstanding as of December 31, 2024
Jacqueline K. Barton, Ph.D.	4,553	84,686
Jeffrey A. Bluestone, Ph.D.	4,197	49,216
Sandra J. Horning, M.D.	7,801	65,060
Kelly A. Kramer	17,594	98,554
Ted W. Love, M.D.	—	15,644
Harish M. Manwani	—	82,567
Javier J. Rodriguez	—	62,004
Anthony Welters	—	61,055

[a] Aggregate stock awards include vested RSUs for which receipt of the underlying shares of our common stock has been deferred. RSUs accrue forfeitable dividend equivalents that are subject to the same vesting and other terms and conditions as the corresponding RSUs. Dividend equivalents are accumulated and paid in cash when the underlying shares are issued.

[5] Represents the grant-date fair value of the stock option awards comprised of: (a) 2,996 options with an exercise price of $76.96 per share granted to Dr. Love on February 2, 2024. which vested immediately on the same date, and (b) 12,648 options with an exercise price of $64.92 per share granted to each serving Board member on May 8, 2024 under the 2022 plan and vested immediately on the same date, except Mr. Lofton who did not receive a stock option award in 2024. The applicable grant-date fair value of each award was calculated in accordance with Topic 718. Assumptions used in the calculation of grant-date fair value are set forth in Note 14 to our Consolidated Financial Statements for the year ended December 31, 2024, included in our Annual Report on Form 10-K for such fiscal year filed with the SEC.

[6] Represents matching donations made by us to a charitable organization of $15,000 on behalf of each of Dr. Barton, Dr. Bluestone, Dr. Love, and Mr. Welters.

[7] Dr. Horning and Dr. Bluestone elected to defer retainer fees of $130,000 and $95,000, respectively, as a cash deferral under our Deferred Compensation Plan.

Audit Matters

<table>
<tr>
<td>

PROPOSAL

2
</td>
<td>

Ratification of the Selection of Independent Registered Public Accounting Firm

Our Audit Committee has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025 and has further directed that we submit the selection of our independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Ernst & Young LLP has audited our financial statements since our inception in 1987.

✔ **Our Board unanimously recommends a vote "FOR" Proposal 2.**
</td>
</tr>
</table>

Annual Evaluation and Selection of Independent Auditor

To help support continuing auditor independence, our Audit Committee annually reviews Ernst & Young LLP's independence and performance in connection with the Committee's determination of whether to retain Ernst & Young LLP or engage another firm as our independent auditor. In the course of these reviews, our Audit Committee considers, among other things:

▶ Ernst & Young LLP's historical and recent performance on the Gilead audit;

▶ Ernst & Young LLP's institutional knowledge and expertise regarding Gilead's global business, accounting policies and practices and internal control over financial reporting;

▶ the professional qualifications of Ernst & Young LLP, the lead audit partner and other key engagement partners;

▶ Ernst & Young LLP's disclosures related to audit quality and performance, including recent Public Company Accounting Oversight Board (the "PCAOB") inspections;

▶ the appropriateness of Ernst & Young LLP's audit fees, including the fees that Ernst & Young LLP receives for non-audit services;

▶ the quality and candor of Ernst & Young LLP's communications with the Audit Committee and management; and

▶ the potential impact of changing our independent registered public amounting firm.

Based on this evaluation, our Audit Committee has determined that Ernst & Young LLP is independent and that it is in the best interests of Gilead and its stockholders to continue to retain Ernst & Young LLP to serve as our independent auditors for the 2025 fiscal year.

Rotation of Lead Audit Partner

The Audit Committee requires the lead audit partner to be rotated at least every five years in accordance with PCAOB rules. The process for selection of Gilead's lead audit partner pursuant to this rotation involves a meeting between the Chair of our Audit Committee and the candidate for the role as well as discussion by the full Audit Committee and management. Our last rotation of lead audit partner was in 2023.

Principal Accountant Fees and Services

Our Audit Committee is responsible for audit firm compensation. The aggregate fees billed or expected to be billed by Ernst & Young LLP for the years ended December 31, 2024 and 2023 for the professional services described below are as follows:

Name	2024	2023
Audit Fees[1]	$ 15,199,417	$12,348,000
Audit-Related Fees[2]	$ 11,235	$ 12,818
Tax Fees[3]	$ 2,120,267	$ 1,344,657
All Other Fees[4]	$ 177,500	$ 400,000
Total	$ 17,508,419	$14,105,475

[1] Represents fees related to the respective year's (i) integrated audit of our consolidated financial statements and internal control over financial reporting, (ii) review of our interim condensed consolidated financial statements, and (iii) audit services for other statutory or regulatory filings or engagements.

[2] Represents fees for other assurance and related services rendered during the respective year.

[3] Represents fees for domestic and international tax compliance and tax consultation services rendered during the respective year.

[4] Represents fees for miscellaneous permitted advisory services rendered during the respective year, including system pre-implementation services.

All of the services described above were pre-approved by our Audit Committee. The Committee concluded that the provision of these services by Ernst & Young LLP would not affect their independence.

Pre-Approval Policy and Procedures

To minimize relationships that could impair the objectivity of Ernst & Young LLP, our Audit Committee adopted policies and procedures for the pre-approval of audit and permissible non-audit services rendered by Ernst & Young LLP. Under this policy, our Audit Committee must pre-approve all services provided by Ernst & Young LLP, and the policy prohibits the engagement of Ernst & Young LLP for certain specified services. The policy permits the engagement of Ernst & Young LLP for services approved by our Audit Committee in defined categories such as audit services, audit-related services and tax services. The policy also permits engagement of Ernst & Young LLP for other services approved by our Audit Committee if there is a persuasive business reason for using Ernst & Young LLP over other providers. The policy provides that, as a general rule of thumb, the fees for these other services should be less than 25% of total audit fees. Pre-approval may be given as part of our Audit Committee's approval of the scope of Ernst & Young LLP's engagement or on an explicit case-by-case basis before Ernst & Young LLP is engaged to provide each service. The pre-approval of services may be delegated by our Audit Committee to a member of the Audit Committee. Our Audit Committee receives quarterly reports on the scope of services provided to date and planned to be provided by Ernst & Young LLP in the future.

Representatives of Ernst & Young LLP are expected to be present at our Annual Meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions from stockholders.

Stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, our Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, our Audit Committee will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, our Audit Committee may direct the appointment of a different independent registered public accounting firm at any time during the year if our Audit Committee determines that such a change would be in the best interests of Gilead and our stockholders.

Audit Committee Report

Our Audit Committee is composed of three directors and operates under a written charter adopted by the Board of Directors. Our Board has determined that all members of our Audit Committee are "independent" directors under the criteria specified by applicable laws and regulations of the SEC, the listing rules of Nasdaq and our Board Guidelines.

Our Audit Committee oversees, on behalf of our Board, our corporate accounting, financial reporting process and systems of internal accounting and financial controls. Management has the primary responsibility for the financial statements, the reporting process and the system of internal control over financial reporting.

Our Audit Committee is responsible for the selection, appointment, retention, compensation and oversight of Gilead's independent registered public accounting firm, Ernst & Young LLP. Our Audit Committee reviewed and discussed with Ernst & Young LLP the auditors' independence from Gilead and its management. As part of that review, we received the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") regarding Ernst & Young LLP's communications with the Audit Committee concerning independence, and our Audit Committee has discussed with Ernst & Young LLP its independence from Gilead. We also considered whether Ernst & Young LLP's provision of non-audit services to Gilead is compatible with the auditor's independence.

We adopted auditor independence policies and procedures for the pre-approval of audit and permissible non-audit services rendered by Ernst & Young LLP. The policy permits the engagement of Ernst & Young LLP for services approved by our Audit Committee in defined categories such as audit services, audit-related services and tax services. The policy also permits engagement of Ernst & Young LLP for other services approved by our Audit Committee if there is an appropriate business reason for using Ernst & Young LLP over other providers. Our Audit Committee receives quarterly reports on the scope of services provided to date and planned to be provided by Ernst & Young LLP in the future.

Our Audit Committee has reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2024 with management and Ernst & Young LLP. Our Audit Committee has reviewed and discussed with Ernst & Young LLP the matters required to be discussed with the Audit Committee by the applicable requirements of the PCAOB and the SEC.

Based upon these reviews and discussions, the Audit Committee recommended to our Board of Directors that the audited consolidated financial statements be included in Gilead's Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC. Our Board has approved this inclusion.

Audit Committee

Kelly A. Kramer, *Chair*
Ted W. Love, M.D.
Javier J. Rodriguez

Executive Officers

The names of our executive officers who are not also directors of Gilead and certain information about each of them as of March 27, 2025 are set forth below.

See Mr. O'Day's biography above under "Nominees" on page 25.



Dietmar Berger, M.D., Ph.D.

Age: **62**
Joined Gilead: **2025**

Position:
▶ **Chief Medical Officer**

▶ Dr. Berger serves as Gilead's Chief Medical Officer, responsible for the company's leading virology, oncology and inflammation pipeline, as well as its global development and medical affairs organizations. Together with the leadership team, he works to advance clinical development strategies and programs with the goals of changing the trajectory of disease and transforming care for patients and communities around the world.

▶ Dr. Berger is a board-certified internist, hematologist and oncologist with more than 25 years of extensive experience in developing and delivering innovative medicines across a broad range of therapeutic areas.

▶ He joined Gilead in 2025 after serving as Senior Vice President and Global Head of Development at Sanofi, where he led clinical development for therapeutic areas that included immunology, hematology, oncology, neuroscience, rare diseases, diabetes and cardiovascular medicine. Prior to Sanofi, Dr. Berger served as Executive Vice President and Global Head of Research & Development at Atara Biotherapeutics, as well as development and medical affairs roles at Genentech, Bayer Healthcare Pharmaceuticals and Amgen. He is Professor of Medicine at the University of Freiburg Hospital in Freiburg, Germany.

▶ He completed his medical training in Freiburg, Germany; Basel, Switzerland; and Chicago and holds a M.D. and Ph.D. from the Albert-Ludwigs University School of Medicine.

▶ He currently serves on the board of directors of Arcus Biosciences, Inc. in connection with its partnership with Gilead.



Andrew D. Dickinson

Age: **55**
Joined Gilead: **2016**

Position:
▶ **Chief Financial Officer**

▶ Mr. Dickinson serves as Gilead's Chief Financial Officer, responsible for the oversight of the company's global finance, corporate development, information technology, operations and strategy organizations.

▶ Mr. Dickinson joined Gilead in 2016 and prior to his current role served as head of the company's corporate development and strategy group. In that role, Mr. Dickinson drove all of Gilead's licensing, partnership and acquisition transactions and guided investments into new areas. Prior to his tenure at Gilead, Mr. Dickinson was the global Co-Head of Healthcare Investment Banking at Lazard. Earlier in his career, he served as General Counsel and Vice President of Corporate Development at Myogen, Inc., which was acquired by Gilead in 2006.

▶ Mr. Dickinson received his bachelor's degree in molecular, cellular and developmental biology from the University of Colorado at Boulder and his law degree from Loyola University of Chicago.

▶ He currently serves on the board of directors for Galapagos NV in connection with its partnership with Gilead. Mr. Dickinson also serves on the board of directors of Sutter Health, a non-profit hospital system based in California, and previously served on the board of directors of the Fosun Pharma and Kite joint venture in China, which was established in 2017.



Johanna Mercier

Age: **55**
Joined Gilead: **2019**

Position:
▶ **Chief Commercial Officer**

▶ Ms. Mercier serves as Gilead's Chief Commercial Officer, with responsibility for the global commercialization of all the company's medicines throughout the product lifecycle. Under her leadership, Gilead works to ensure that patients around the world have access to the company's transformational medicines.
▶ Ms. Mercier joined Gilead in 2019 after 25 years at Bristol-Myers Squibb, where she served in a number of executive leadership positions, gaining broad experience across geographies and in all aspects of the commercial business.

▶ Ms. Mercier holds a bachelor's degree in biology from the University of Montreal and an MBA from Concordia University.
▶ She currently serves on the board of directors of Neurocrine Biosciences, Inc. and the University of Southern California's Leonard D. Schaeffer Center for Health Policy and Economics. She also serves on the board of directors of Arcus Biosciences, Inc. in connection with its partnership with Gilead.



Deborah H. Telman

Age: **60**
Joined Gilead: **2022**

Position:
▶ **Executive Vice President, Corporate Affairs and General Counsel**

▶ Ms. Telman serves as Executive Vice President of Corporate Affairs and General Counsel, with responsibility for Gilead's Government Affairs and Policy, Public Affairs, Legal and Compliance functions.
▶ Ms. Telman joined Gilead in 2022 and prior to her current role, she served as Executive Vice President, General Counsel and Corporate Secretary at Organon, a women's healthcare company, building out the Legal, Ethics and Compliance, and Environmental Health and Safety organizations following the company's separation from Merck. Prior to joining Organon, Ms. Telman was the Senior Vice President, General Counsel and Corporate Secretary at Sorrento Therapeutics, a clinical stage biopharmaceutical company. Over the course of her more than 25-year career, Ms. Telman has provided legal counsel both in an in-house capacity and in private practice, including experience in global mergers and acquisitions, governance and litigation.

▶ She received her Juris Doctor degree from Boston University School of Law and a bachelor's degree in mathematics from the University of Pennsylvania.
▶ Ms. Telman currently serves on the board of directors of AtriCure, Inc., a medical tech company focused on the treatment of atrial fibrillation and related conditions, as well as on the board of directors of Chicago Humanities Festival.

Executive Compensation

PROPOSAL

3

Advisory Vote to Approve the Compensation of Our Named Executive Officers

Based upon a vote of stockholders at our 2024 annual meeting of stockholders, and following our Board's recommendation for an annual advisory vote to approve the compensation of the Named Executive Officers, we are providing stockholders with an advisory vote to approve the compensation of our Named Executive Officers. Although the vote is non-binding, our Board and Compensation and Talent Committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions affecting our executive officers.

We encourage our stockholders to read the Compensation Discussion and Analysis, beginning on page 50, which describes the details of our executive compensation program and the decisions made by the Compensation and Talent Committee in 2024. Our 2024 corporate achievements are described under "Corporate Performance Metrics and Achievements for 2024" in the Compensation Discussion and Analysis.

Our stockholders are being asked to approve by advisory vote the following resolution relating to the compensation of the Named Executive Officers in this Proxy Statement:

"RESOLVED, that Gilead's stockholders hereby approve the compensation paid to Gilead's executive officers named in the Summary Compensation Table of this Proxy Statement, as that compensation is disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the various compensation tables and the accompanying narrative discussion included in this Proxy Statement."

The vote on this resolution is not intended to address any specific element of compensation. Rather the vote relates to the compensation of the Named Executive Officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC.

Under our Board's policy of providing annual advisory votes on executive compensation, the next such vote is expected to occur at the 2026 annual meeting of stockholders.

✔ **Our Board unanimously recommends a vote "FOR" Proposal 3.**

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of the components of our executive compensation program and the 2024 decisions of the Compensation and Talent Committee of our Board (our "Compensation and Talent Committee" or "Committee") for our 2024 Named Executive Officers (or "NEOs"), who were:











Daniel P. O'Day
Chairman and Chief Executive Officer ("Chief Executive Officer" or "CEO")

Andrew D. Dickinson
Chief Financial Officer

Johanna Mercier
Chief Commercial Officer

Merdad V. Parsey, M.D., PH.D.
Chief Medical Officer[1]

Deborah H. Telman
Executive Vice President, Corporate Affairs and General Counsel

[1] As previously announced, Dr. Parsey stepped down from his role as Chief Medical Officer on January 2, 2025. Dietmar Berger, M.D., Ph.D. was appointed to succeed Dr. Parsey as Chief Medical Officer. Dr. Parsey has agreed to remain with the Company as a Senior Advisor through April 1, 2025, at which point his employment with the Company will be terminated without cause.

2024 Business Highlights

2024 was marked by notable progress in our clinical pipeline and strong financial results. We made tremendous advances across our industry-leading HIV portfolio to expand options for treatment and prevention. Lenacapavir, an unparalleled long-acting option for both treatment and pre-exposure prophylaxis ("PrEP"), has the potential to fundamentally change the HIV epidemic following an extraordinary year of clinical readouts. We have continued to make progress in oncology, including strong clinical advances across our cell therapy portfolio. We marked a major milestone with the FDA approval of Livdelzi® for the treatment of primary biliary cholangitis ("PBC"), a rare liver disease. This is the sixth transformational therapy we have brought to market since 2019 as measured towards our corporate ambition to bring ten transformational therapies to market by 2030. We entered 2025 with momentum as we anticipate extending our leadership in HIV treatment and prevention and further advancing our diversified portfolio.

ACCELERATING INNOVATION AND ADVANCING LEADERSHIP IN HIV

In 2024, we continued to make important advances with our HIV portfolio and had strong commercial execution, including expanding the market leadership of Biktarvy®, a once-a-day pill. Biktarvy now commands over half of the U.S. market share for HIV treatment, with consecutive growth in the U.S. in every quarter since its launch in 2018.

Lenacapavir, which was named the 2024 Breakthrough of the Year by Science Magazine, is the foundation of Gilead's future HIV treatment and prevention portfolio. In December 2024, we completed the New Drug Application with the FDA seeking approval of twice-yearly lenacapavir for HIV PrEP. The submission was supported by data from the Phase 3 PURPOSE 1 and PURPOSE 2 trials, which showed that 100% and 99.9%, respectively, of lenacapavir participants did not acquire HIV. This corresponds to a 100% (PURPOSE 1) and 96% (PURPOSE 2) risk reduction versus background HIV incidence (primary endpoint), supporting the NDA filing. The FDA granted Breakthrough Therapy designation to lenacapavir for PrEP, which is intended to expedite the review of new drugs that may demonstrate substantial improvement over available therapy. We anticipate an FDA decision in June 2025.

Given the transformative potential of lenacapavir, Gilead is committed to ensuring it is accessible to those who need it most. In 2024, we signed royalty-free voluntary licensing agreements to manufacture and supply generic lenacapavir for use in 120 high-incidence, resource-limited countries to enable these countries to quickly introduce high-quality, low-cost versions of lenacapavir for HIV prevention, if approved. We are also advancing programs for the use of lenacapavir in combination with other investigational therapies to expand long-acting treatment options.

$19.6 BILLION 2024 HIV Portfolio Sales	**+8%** Increase compared to 2023

STRENGTHENING AND EVOLVING OUR ONCOLOGY PORTFOLIO

In 2024, we marked the milestone of 80,000 patients treated with a Gilead or Kite oncology therapy as we continued to focus our oncology portfolio on the most promising treatments for the future.

We remain the global leader in cell therapy with unparalleled manufacturing performance. We advanced our leadership in manufacturing by reducing the median turnaround time for Yescarta® in the U.S. from 16 to 14 days. For patients with aggressive blood cancers, every day is critical. In 2024, we initiated programs intended to extend the reach of cell therapies and made progress toward moving into new disease areas and indications with next-generation therapies.

In breast cancer, Trodelvy® has remained the leading regimen in the U.S. and Europe for second-line metastatic triple-negative breast cancer ("mTNBC") with growing adoption in the pre-treated HR+/HER2- metastatic breast cancer setting. Trodelvy received FDA Breakthrough Therapy designation for extensive-stage small cell lung cancer whose disease has progressed on or after platinum-based chemotherapy. Additionally, Trodelvy is being evaluated for potential indications in other breast cancers, lung cancers and other solid tumors, including Phase 3 trials in first-line mTNBC. Trodelvy is currently approved in more than 50 countries.

We continue to broaden our oncology portfolio through both internal innovation and external collaborations, closing 2024 with 29 clinical stage and 28 preclinical programs. We continued our relationship with Arcellx, with data from anitocabtagene autoleucel ("anito-cel"), a BCMA-directed CAR T-cell investigational therapy co-developed with Arcellx, showing durable responses in patients with relapsed or refractory multiple myeloma.

$3.3 BILLION 2024 Oncology Portfolio Sales	**+12%** Increase compared to 2023

EXPANDING OUR IMPACT IN LIVER DISEASE

2024 was a year of continued strength and new opportunities with respect to our goal of helping people impacted by liver disease. Our viral hepatitis portfolio showed steady growth driven by a higher demand for therapies.

Following the acquisition of CymaBay Therapeutics, we received FDA accelerated approval for Livdelzi, a highly differentiated therapy for primary biliary cholangitis, a rare, chronic inflammatory liver disease primarily affecting women. Livdelzi received FDA Breakthrough Therapy designation as well as Orphan Drug designation. After a strong launch in the U.S., Livdelzi was granted conditional marketing authorization by the European Commission in February 2025. Seladelpar is the only medicine for PBC to demonstrate statistically significant and durable improvements in both the biomarkers associated with disease progression and pruritus, or chronic itch – and late 2024 demand for the medication exceeded internal expectations.

$3.0 Billion 2024 Liver Disease Portfolio Sales	**+9%** Increase compared to 2023



DELIVERING FINANCIAL RESULTS THAT POSITION US TO BUILD LONG-TERM SHAREHOLDER VALUE

Gilead achieved strong financial performance in 2024, driven by the above clinical pipeline results, strong commercial execution, and our ongoing commitment to disciplined expense management. Financial highlights for 2024 include:

| **$28.6 BILLION** 2024 Total Product Sales, exceeded our initial guidance of between $27.1 billion and $27.5 billion | **$5.1 BILLION** Returned to shareholders through dividends and share repurchases |

Our financial performance and the strength of our business resulted in a 19% total shareholder return in 2024. We exceeded the total shareholder return achieved by both our compensation peer group and the Nasdaq Biotech Index in 2024 and over the three- and five-year periods concluding at the end of 2024 as shown below:



Five-Year: -2%, 5%, 12%
Three-Year: -13%, 6%, 13%
One-Year: -5%, -4%, 19%

■ Nasdaq Biotech Index Median   ■ Peer Median   ■ Gilead Sciences

Stockholder Engagement and 2024 Say-on-Pay Vote

At the 2024 annual meeting of stockholders (the "2024 Annual Meeting"), 92% of votes were cast in favor of the compensation of our then-serving Named Executive Officers, which is consistent with the level of support in the prior year. Our Compensation and Talent Committee carefully reviews voting results and feedback from our stockholder engagement activities when making executive compensation decisions and remains committed to open and ongoing stockholder engagement. The insights we have gained from our stockholder engagement over the years have been helpful to management and the Board in guiding our corporate policies and practices.



We contacted holders of **55%** of our outstanding shares

Our Lead Independent Director met with holders representing **35%** of our outstanding shares

We met with holders representing **43%** of our outstanding shares

In Fall 2024, we contacted stockholders representing approximately 55% of our outstanding shares to gain valuable insights on the issues that matter most to our stockholders.

Of those that we contacted, we met with stockholders representing approximately 43% of our outstanding shares. Our Lead Independent Director and engagement team met with stockholders representing approximately 35% of our outstanding shares.

During these meetings, we discussed key governance and corporate responsibility topics, including Board refreshment and composition, human capital management, and health equity and environmental initiatives. We also asked our stockholders for their perspectives and feedback on our executive compensation program.

Our stockholders expressed general satisfaction and did not raise any material concerns regarding our executive compensation program. While the Committee did not make any changes to our executive compensation program as a direct result of the 2024 say-on-pay vote, the Committee considered stockholder feedback received from these engagement efforts in approving the 2025 program changes described under "Key Program Changes for 2025."

Stockholders may express their views directly to our Compensation and Talent Committee as described in our "Stockholder Communications with the Board" policy, available on our website at www.gilead.com on the Investors page under "Governance."

Compensation Philosophy

At Gilead, our mission is to discover, develop and deliver innovative therapeutics for people with life-threatening diseases. To succeed, we must attract, engage and retain highly talented individuals who are committed to our mission and core values of integrity, inclusion, teamwork, accountability and excellence. Our executive compensation program is built on the following fundamental principles that we believe are imperative to achieving our mission while also balancing the long-term interests of our stockholders:

▶ Pay-for-Performance	▶ Short- and Long-Term Balance	▶ Cost-Effectiveness
▶ Market Competitiveness	▶ Stockholder Alignment	

We maintain "best-in-class" governance standards for the oversight of our executive compensation program, as evidenced by the following policies and practices in effect during 2024:

WHAT WE DO	WHAT WE DO NOT DO
✔ Ongoing outreach and engagement with major stockholders on executive compensation governance	✖ No repricing of stock options without stockholder approval
✔ Rigorous annual incentive performance metrics with financial goals weighted at 50% of the total award opportunity and pipeline, product and people goals weighted at 50%, and with an individual performance modifier applicable to all NEOs other than our Chief Executive Officer	✖ No single trigger change in control benefits
	✖ No change in control excise tax gross-ups
	✖ Employees and directors are prohibited from hedging and pledging our stock
✔ Clawback policies that cover both time- and performance-based cash and equity awards and require clawback in the event of a financial restatement as well as allow for clawback in the event of significant misconduct	✖ No dividend or dividend equivalent rights payable on unearned or unvested equity awards
	✖ No defined benefit pension or supplemental executive retirement plan (SERP) benefits
✔ Cap annual cash incentive and long-term performance share award payouts at reasonable levels	✖ No fixed term employment agreements
✔ Set pre-established grant dates for executive officers' annual equity awards	
✔ Compensation and Talent Committee's independent consultant performs no other work for Gilead	
✔ Conduct annual assessments to identify and mitigate risk in our compensation programs	
✔ Robust executive stock ownership guidelines	

Compensation Overview

Elements of Annual Compensation

Our Compensation and Talent Committee annually reviews our Named Executive Officers' target total direct compensation, payment criteria, goals and pay outcomes. **Based on this review, the Committee believes our executive compensation program is fair and delivers pay that is aligned with execution against our financial and strategic goals and creation of long-term stockholder value.**

A summary of the components of our Named Executive Officers' compensation awarded or earned during 2024 is set forth below:

Compensation Components

Base Salary

Payment Criteria

Fixed annual compensation reviewed annually with any increases generally effective March 1

2024 Compensation Summary

Our Named Executive Officers received modest base salary increases ranging from 1.4% to 3.0% over 2023 levels, consistent with increases given to salaried employees company-wide

Annual Cash Incentive

Payment Criteria

▶ Corporate performance assessed on:
  ▶ Financial results: 50%
  ▶ Pipeline, Product and People results: 50%
▶ Individual performance modifier applies for all Named Executive Officers other than the CEO
▶ Maximum payout = 200% of target

2024 Compensation Summary

▶ Annual incentive earned at 151% of target for our CEO, based on corporate performance against pre-set rigorous metrics
▶ Annual incentive earned at 123% to 160% of target for other Named Executive Officers, based on corporate and individual performance

Long-Term Incentive ("LTI") Compensation

Payment Criteria

▶ 50% delivered in performance shares earned over three years based on relative TSR and annual revenue targets
  ▶ There is no payout if performance falls below a minimum threshold
  ▶ Relative TSR awards are capped at target if absolute TSR is negative, regardless of relative performance
▶ 25% delivered in stock options that vest over four years beginning with one-quarter vesting one year after grant, and quarterly vesting of the remainder in equal installments after year one
▶ 25% delivered in restricted stock units that vest over four years beginning with one-quarter vesting one year after grant, and quarterly vesting of the remainder in equal installments after year one

2024 Compensation Summary

▶ 2022 performance shares were earned as follows:
  ▶ Relative TSR performance shares were earned at 200.00% of target based on 84.80th percentile TSR against the companies in the S&P Healthcare Sub-Index
  ▶ Absolute Revenue performance shares were earned at 170.93% of target

Pay and Performance Alignment

Our industry's business model is characterized by significant capital investment, long lead times for discovery and development and unpredictable outcomes due to the nature of developing medicines for human use.

Our business involves multi-year development cycles, in which the return on investments in our product pipeline may take up to 12 years or more. **Thus, our executive compensation program focuses not only on the successful progression of research programs, clinical trials and the launch of new products, but also on performance across a range of shorter-term metrics that advance our long-term strategy and longer-term value creation for our stockholders.** As a result of long development cycles, success in the early phases of development, while critical to achieving our long-term strategy and short-term goals, may not be reflected in our operating performance and share price for several years.

Long-term equity incentives, awarded in the form of performance shares, stock options and restricted stock units, make up the single largest component of our executives' annual pay opportunity. As a result, a substantial portion of the target total direct compensation ("TDC") for each Named Executive Officer is at-risk and tied directly to Gilead's performance with an appropriate balance between the short- and long-term, as shown below. Target TDC is comprised of annual base salary, target annual incentive, and target annual long-term equity incentives.

CHIEF EXECUTIVE OFFICER



OTHER NAMED EXECUTIVE OFFICERS (AVERAGE)



Our programs are structured so that the target pay opportunity is not representative of actual realized pay unless we perform. For example, our performance share awards are directly impacted by our revenue achievement, relative TSR performance and stock price. When actual revenue and relative TSR performance is below target, the number of shares earned is also below the target number granted. This realizable value is then further impacted if the stock price declines below grant value. In addition, our restricted stock units decrease in value when our stock price declines, and our stock options have no value unless and until the stock price exceeds the grant date exercise price.

Key Program Changes for 2025

Our Compensation and Talent Committee reviews our executive compensation program annually to ensure that it drives desired leadership behaviors, is aligned with our corporate strategy, and links our executives' pay with the long-term interests of our stockholders. Each year when reviewing the program, the Committee takes into consideration market practice as well as stockholder feedback. As part of their annual review, the Committee approved the following program changes for 2025:

2025 Program	What is changing?	Why?

Annual Incentive Plan	▶ Increased weighting of financial metrics from 50% to 60% of the total award:
	  ▶ 35% Net Product Revenue
	  ▶ 25% Adjusted Non-GAAP Operating Income
		▶ Increases focus on key short-term financial metrics that drive our ability to invest in and advance our pipeline while reinforcing our commitment to disciplined expense management

Performance Share Awards (PSUs)	▶ Replaced the annual revenue metrics with a multi-year adjusted non-GAAP earnings per share ("EPS") metric with targets set at the beginning of the performance period	▶ Further aligns our executives' pay to stockholders' interests ▶ Removes overlapping metrics between the annual incentive plan and PSU program

With these changes, the Committee believes our executive compensation program will deliver pay that is even further aligned with the execution of our short- and long-term strategy and will help drive long-term stockholder value.

Named Executive Officers' 2024 Annual Compensation

Base Salaries

Our Compensation and Talent Committee reviews and approves our Chief Executive Officer's base salary, subject to ratification by the independent members of our Board. For 2024, the Compensation and Talent Committee approved, and our Board ratified, a 1.4% salary increase for Mr. O'Day.

Mr. O'Day presented his recommendations for base salary increases for our other Named Executive Officers to our Compensation and Talent Committee based on his assessment of individual achievements during 2023 and expectations for their roles moving forward, as well as competitive market positioning, with the approved increases aligning with those given to salaried employees company-wide. Named Executive Officers' 2024 base salary increases were effective as of March 1, 2024.

The 2024 base salaries for our Named Executive Officers were as follows:

Named Executive Officer	2024 Base Salary (Annualized)	% Base Salary Increase
Mr. O'Day	$ 1,775,000	1.4%
Mr. Dickinson	$ 1,090,000	3.0%
Ms. Mercier	$ 1,154,000	3.0%
Dr. Parsey	$ 1,147,000	3.0%
Ms. Telman	$ 973,000	3.0%

Annual Incentive

Our annual incentive plan is designed to reward performance that supports our corporate strategy and drives desired leadership behaviors. The annual incentive plan aligns with our corporate strategy by focusing on short-term financial, pipeline, product and people metrics that serve as building blocks for our future product development and position us to deliver longer-term value to stockholders.

As in prior years, our Chief Executive Officer's annual incentive was tied solely to our corporate performance, with our Chief Executive Officer's individual performance metrics being the same as our corporate performance metrics. Our other Named Executive Officers' annual incentive was based on the achievement of the same corporate performance metrics that applied to our Chief Executive Officer, as well as individual performance goals, with award amounts determined by the following formula:

Base Salary	x	Target Incentive	x	Corporate Performance Factor 0% − 150%	x	Individual Performance Factor 0% − 150%[1]	=	Actual Incentive Award 0% − 200%

[1] CEO performance is tied 100% to corporate performance. For purposes of calculating the CEO award, the individual performance factor is set equal to the corporate performance factor.

Both the company performance factor and individual performance factor can range from 0% to 150% achievement, with the **maximum cash incentive payout capped at 200% of target.** If the overall corporate performance factor for the year was less than 50%, no award would have been earned.

Target Annual Incentive Opportunities

Consistent with past years, the Compensation and Talent Committee set the 2024 target annual incentive opportunity at 150% of salary for our CEO and 100% of salary for our other Named Executive Officers. Actual earned amounts could range from 0% to 200% of the target opportunity, based on achievement of the relevant corporate and individual performance objectives.

Corporate Performance Metrics and Achievements for 2024

Our Compensation and Talent Committee established performance metrics, weighted 50% financial and 50% strategic, under the annual incentive plan in January 2024 after careful consideration of key short-term financial and strategic goals. Each of our financial goals and many of our strategic goals are quantitative and tied to pre-established targets. The Committee then reviewed our performance against these metrics after the end of the year. Based on our performance, the Committee calculated a corporate performance factor between 0% and 150% achievement for each of the metrics, as shown below.

Net product revenue and non-GAAP operating income goals, our financial goals for 2024, comprise 50% of the corporate performance factor because they drive our ability to invest in and advance our pipeline which in turn positions us to deliver longer-term value to stockholders. For purposes of the 2024 annual incentive plan, the Committee approved net product revenue and non-GAAP operating income performance goals that excluded Veklury revenue, as it did previously for the 2021, 2022 and 2023 annual incentive plans. **The 2024 approved net product revenue and non-GAAP operating income targets, excluding Veklury revenue, were above the 2023 actual net product revenue and non-GAAP operating income results.** When setting the goals, the Committee also determined to continue the process it put in place in 2022 to separately assess Veklury performance when determining incentive plan results by applying a 0.75x to 1.25x modifier to the corporate performance factor which the Committee determined remained appropriate to reflect the potential impact of Veklury performance while maintaining focus on other parts of the business. This was done in light of the continued highly unpredictable nature of COVID-19 infection rates (and resulting Veklury revenues) and the Committee's desire to incentivize performance around our core businesses which are vital to our longer-term performance.

After considering Gilead's 2024 financial performance within our core businesses, the Committee approved a 1.00x modifier to the corporate performance factor for Veklury, resulting in no change to otherwise earned annual incentive payouts. **Based on this assessment and the achievements described below, our Compensation and Talent Committee certified an overall corporate performance factor of 123% of target for our Named Executive Officers.**



50% Financial Metrics

Metric	Weighting	Threshold	Target	Maximum	Performance Factor	Resulting Payout Percentage
Net Product Revenue [1] Actual Performance **$26,780M**	30%	$24,944M	$26,257M	$26,913M	140%	42%
Non-GAAP Operating Income [2] Actual Performance **$11,418M**	20%	$9,311M	$10,345M	$10,862M	150%	30%
					Financial Results	**72%**

(Below threshold: No Payout Earned)

(1) Net product revenue excludes all revenue received from Veklury sales and Livdelzi sales. Actual net product revenue for 2024 including these items was $28,610M.

(2) This financial metric represents Non-GAAP operating income adjusted to exclude Veklury sales, Livdelzi sales, acquired in-process research and development charge related to the acquisition of CymaBay Therapeutics, Inc., upfront payments related to collaboration agreements and other items that are considered unusual or not representative of underlying trends of Gilead's business. Actual non-GAAP operating income including these items was $8,520M.

50% **Strategic: Pipeline, Product and People Metrics**

Metric	Overall Weighting	Actual	Performance Factor	Resulting Payout Percentage
Pipeline				
Introduce nine new molecular entities into the Development portfolio and achieve key pipeline milestones	**25%**	▶ Introduced a total of 12 new molecular entities ("NMEs") into the Development portfolio as of year-end: 　▶ 9 Internal NMEs 　▶ 3 External NMEs ▶ Filed PURPOSE-1 and PURPOSE-2 New Drug Applications in Q4 ▶ Achieved last patient in for ASCENT-03 in Q2, ahead of schedule ▶ Achieved last patient in for ARTISTRY-1 in Q3 ▶ Achieved first site activation for iMMagine-3 in Q3	132%	33%
Product				
Achieve commercialization milestones ▶ Achieve Biktarvy U.S. absolute share growth of 1.8% ▶ Achieve Trodelvy U.S. number of vials of 480,000 ▶ Achieve Yescarta and Tecartus patient delivery of 8,250	**15%**	▶ Achieved Biktarvy U.S. absolute share growth of 1.93%, resulting in above target performance ▶ Trodelvy U.S. number of vials (inclusive of mTNBC, mHR+ and mUC) was 424,105, resulting in below threshold performance ▶ Yescarta and Tecartus total patient delivery ended the year with 7,135, resulting in below threshold performance	75%	11%
People				
Maintain employee engagement and progress inclusion	**10%**	▶ Conducted a global employee pulse survey which showed a decrease in overall employee engagement compared to 2023 ▶ Progressed our culture of inclusion through a variety of initiatives such as introducing a new disability employee resource group	65%	7%
			Pipeline, Product and People Results	**51%**
			Overall Corporate Performance Factor	**123%**

 

Individual Performance



I AM BOLD in aspiration and **AGILE** in execution.

I CARE and make time for people.

I LISTEN, speak openly and explain the "why."

I TRUST others and myself to make sound decisions.

I OWN the impact of my words and actions.

Other than with respect to our Chief Executive Officer, whose annual incentive opportunity was based entirely on corporate performance, our Compensation and Talent Committee also considered the individual contributions of our Named Executive Officers to the achievement of key research and development, commercial, financial and operational objectives that supported our corporate goals. The Committee focused on both the results against the individual performance objectives and the officer's demonstration of our Core Values – Accountability, Excellence, Inclusion, Integrity and Teamwork – and our Leadership Commitments, as described to the left.

Individual performance objectives were determined and communicated to executives at the beginning of the year. Achievement with respect to the individual performance factors could range from 0% to 150% and reflect the extent to which each Named Executive Officer's personal contributions were determined to benefit our overall corporate performance, to exceed or fall short of the officer's individual objectives for the year and to model our Core Values and Leadership Commitments.

The table below summarizes select achievements for each Named Executive Officer, other than our Chief Executive Officer.

Executive Officer	Select 2024 Achievements
**Mr. Dickinson** Chief Financial Officer	▶ Mr. Dickinson continues to lead Gilead in maintaining a strong focus on financial discipline and long-term operational efficiency. In 2024, the Company generated $10.8 billion in operating cash flow, returned $5.1 billion to shareholders through dividends and share repurchases, and optimized its capital structure by repaying $1.75 billion in debt while issuing $3.5 billion in new debt via a bond offering. ▶ In 2024, with Mr. Dickinson's guidance, Gilead's Corporate Development team executed over 15 transactions to continue building our R&D portfolio, including the acquisition of CymaBay and strategic collaborations with Cartography, Genesis, Merus, Shanghai Fosun, Terray, Tubulis and Xilio. ▶ Under Mr. Dickinson's leadership, Corporate Operations continued to transform Gilead's operational capabilities – delivering a new cell therapy research center, achieving key milestones for a new ground up research facility and building new biologics-enabling lab capabilities in Foster City, California, as well as optimizing our global footprint for efficiency and sustainability.

Executive Officer	Select 2024 Achievements
 **Ms. Mercier** Chief Commercial Officer	▶ In 2024, with a focus on commercial execution, Ms. Mercier and the Gilead Commercial organization exceeded budget expectations by driving strong performance in key strategic areas, including HIV, oncology, liver disease and COVID-19 treatments, while proactively planning for external challenges to our core business, such as the impact of the Inflation Reduction Act in the United States. ▶ Ms. Mercier was instrumental in the acquisition and integration of CymaBay Therapeutics. Ms. Mercier and her peers across the company led the successful U.S. launch of Livdelzi for PBC while preparing for more anticipated global launches in 2025. ▶ Following the positive results of two Phase 3 clinical trials, Ms. Mercier and her team have been working to prepare for the successful global launch of lenacapavir for PrEP. Ms. Mercier was one of the driving forces behind Gilead's landmark decision to sign voluntary licenses to make the product available in 120 primarily low- and lower middle- income countries.
 **Dr. Parsey** Chief Medical Officer	▶ Under Dr. Parsey's leadership, Gilead's clinical portfolio continued to expand, including breakthrough results in HIV prevention with the PURPOSE 1 and 2 trials and the approval of Livdelzi for PBC. ▶ Dr. Parsey was instrumental in moving 12 programs from Gilead Research or external partners into the Development portfolio as well as overseeing maturation in Inflammation. As of the end of 2024, 49 clinical stage programs were underway under Dr. Parsey's leadership. ▶ Dr. Parsey managed the Medical Affairs organization that helped launch Livdelzi and prepare for the global launch of twice yearly lenacapavir for PrEP. The Medical Affairs organization continued to provide medical information across our therapeutic areas to practicing caregivers around the world for all of Gilead's therapies, including Biktarvy, Trodelvy, Veklury, and Livdelzi.
 **Ms. Telman** Executive Vice President, Corporate Affairs and General Counsel	▶ In 2024, with Ms. Telman's guidance, the company successfully resolved multiple key litigation matters, including an agreement expected to settle the claims of the overwhelming majority of plaintiffs in the federal TDF litigation and a favorable decision by the U.S. Court of Federal Claims that upheld Gilead's claims that the U.S. government breached its obligations under certain PrEP clinical trial agreements. ▶ Through Ms. Telman's leadership, Legal and Corporate Affairs provided strategic advice and support for many key corporate initiatives in 2024, including securing a Joint Procurement Agreement for Veklury with the EU, acquiring CymaBay Therapeutics, the commercial launch of Livdelzi, and negotiations of royalty-free voluntary licensing agreements with six generic manufacturers for lenacapavir in 120 countries. ▶ Ms. Telman managed the Corporate Affairs organizations that delivered a major refresh of the company's external-facing corporate website, led an enterprise-wide effort to enhance the efficiency of the company's intranet, and achieved the best score (97.1 out of 100) in the pharmaceutical industry in the 2024 CPA-Zicklin Index of Corporate Political Disclosure and Accountability.

Annual Incentive Decisions

The Committee approved final annual incentive awards based on our corporate performance and individual performance for our Named Executive Officers other than our Chief Executive Officer. Based on our corporate performance, the Committee recommended, and the independent members of our Board ratified, the annual incentive award for our Chief Executive Officer. As a result, the following payments were approved for 2024:

Named Executive Officer	Base Salary	Target Incentive Opportunity (as % of Salary)	Target Incentive Opportunity	Corporate Performance Factor	Individual Performance Factor	Total Award Value
Mr. O'Day	$ 1,775,000	150%	$ 2,662,500	123%	123%[1]	$ 4,028,096
Mr. Dickinson	$ 1,090,000	100%	$ 1,090,000	123%	120%	$ 1,608,840
Ms. Mercier	$ 1,154,000	100%	$ 1,154,000	123%	130%	$ 1,845,246
Dr. Parsey	$ 1,147,000	100%	$ 1,147,000	123%	100%	$ 1,410,810
Ms. Telman	$ 973,000	100%	$ 973,000	123%	120%	$ 1,436,148

[1] CEO performance is tied 100% to corporate performance. For purposes of calculating the CEO award, the individual performance factor is set equal to the corporate performance factor.

Long-Term Equity Compensation

Our long-term equity compensation program is designed to link our executives' pay with the long-term interests of our stockholders, help competitively position target compensation opportunities for our executives and provide meaningful retentive value. Consistent with its practice for a number of years, our Compensation and Talent Committee granted performance shares, stock options and restricted stock units, with performance shares emphasized, as shown below:



25%
Restricted Stock Units
Promotes retention and alignment with long-term stockholders

25%
Stock Options
Value is only realized if stock price appreciates

50%
Performance Shares
Payout is based on performance against financial metrics comprised of 50% relative TSR, by value, and 50% absolute revenue, by value

2024 Annual Long-Term Equity Decisions

Our Compensation and Talent Committee approved equity awards in the amounts set forth below, which reflect approved grant-date values and not actual delivered or realized compensation. When setting target long-term equity award values, our Compensation and Talent Committee evaluated each Named Executive Officer's performance during the prior year, his or her expected future contributions and his or her market position compared to the competitive market.

The following table sets forth the value of the equity awards approved by our Compensation and Talent Committee and, for our Chief Executive Officer, ratified by the independent members of our Board. Mr. O'Day's target long-term equity award value was increased 10% over his 2023 target award value in recognition of his expected future contributions and to further tie his compensation with Gilead's long-term performance. 2024 target long-term equity award values for the other Named Executive Officers were the same as in 2023.

Named Executive	Total Target Equity Award Value Approved by the Compensation and Talent Committee
	2024
Mr. O'Day	$ 16,500,000
Mr. Dickinson	$ 5,200,000
Ms. Mercier	$ 5,200,000
Dr. Parsey	$ 5,300,000
Ms. Telman	$ 3,250,000

2024 Performance Share Awards

Consistent with prior years, the performance share awards granted by our Compensation and Talent Committee in 2024 were divided into two equally weighted tranches: one subject to three-year relative TSR performance conditions and one subject to three annual revenue-based performance goals. During 2024, our Compensation and Talent Committee continued to use relative TSR and revenue as our performance measures in order to drive certain key behaviors that the Committee wants to reinforce and align pay with stockholder returns. Our Compensation and Talent Committee conducts a thorough review of the performance measures and associated payout levels, the rigor of the performance goals and their alignment with performance.



50%
Revenue-based performance, by value

50%
Relative TSR-based performance, by value

Relative TSR Portion. The performance-based vesting requirement for the relative TSR performance shares is tied to our TSR for the performance period from March 1, 2024 through December 31, 2026, relative to the companies comprising the S&P Healthcare Sub-Index. The S&P Healthcare Sub-Index was selected for comparison because it enables our Compensation and Talent Committee to assess our performance against an objective peer group of industry relevant competitors. The Committee evaluated relative TSR performance against the same comparator group in prior years.

TSR Percentile vs. Comparator Group	% of Target Paid
81st or above	200%
50th	100%
20th or below	0%

If our absolute TSR is negative, the vesting opportunity is capped at 100% of target, regardless of our relative performance. To receive the earned shares, an executive officer must generally remain employed with us through the date following the end of the performance period when our Compensation and Talent Committee certifies performance achievement.

Absolute Revenue Portion. In the first quarter of 2024, the Compensation and Talent Committee established the 2024 annual net product revenue goal with the payout level ranging from 0% to 200% of target. One-third of the revenue-based performance shares granted in 2024 is tied to achievement of our 2024 net product revenue goal, one-third is tied to a 2025 net product revenue goal (to be determined in the first quarter of 2025) and one-third is tied to a 2026 net product revenue goal (to be determined in the first quarter of 2026). Final revenue achievement for the shares granted in 2024 will be determined at the end of the performance period, based on the cumulative achievement of each annual revenue goal.

Revenue is a key metric used in both our short- and long-term incentive plans due to our historically high margin commercialized products and the strategic importance of investments within research and development. Revenue supports investment in research and development which is necessary for long-term growth. **The uncertainty of many external factors that influence our business and industry, such as unanticipated pricing pressures, product approval timing and volatility in the foreign currency exchange rates, make it difficult to forecast net product revenue beyond a one-year period.** As a result, our Compensation and Talent Committee has determined that the 2024 program design appropriately measures performance over the long-term, as it provides line of sight for our executive officers while making the final value of awards earned contingent on net product revenue performance over a three-year period as well as our relative and absolute three-year TSR performance. While net product revenue remains a key financial metric for the Company, the Committee approved changes to our short- and long-term incentive plans for 2025 to increase the weighting of net product revenue in our Annual Incentive Plan and replace net product revenue with a multi-year adjusted EPS metric in our PSU program. These changes were made to differentiate the metrics in our incentive programs, place greater focus on bottom-line financial performance results, and evolve to multi-year financial performance measurement in our PSU program. For more detail, refer to "Key Program Changes for 2025."

In February 2024, our Compensation and Talent Committee established the net product revenue performance goal for 2024 of $27.6 billion (at target), which included Veklury revenue. The same 2024 net product revenue performance goal also applies to one-third of the revenue-based performance shares granted in 2023 and 2022. In contrast to the separate revenue assessments established under the annual incentive plan, the Compensation and Talent Committee included revenue from Veklury in setting the performance share program revenue target resulting in a higher revenue target than the 2024 revenue target under our annual incentive plan. The Committee made the decision to differentiate its evaluation of the revenue measures under the annual and long-term incentive programs given the unusual circumstances of the pandemic. The short-term incentive was intended to focus executives on the drivers of core business, with a separate modifier to incentivize and reward Veklury performance, while the long-term incentive is designed to incentivize holistic long-term performance achievement, including the importance of revenue in supporting research and development, as discussed above.

The 2024 net product revenue goal aligned with our forecast for 2024 and represented a 4% increase year over year.

For purposes of determining the achievement level, any product revenue realized during the fiscal year by any entity that we acquired during that year and the effect of any accounting change is excluded. The 2024 performance share awards will not become vested until the final performance results are certified in early 2027. To receive the earned shares, an executive officer must generally remain employed with us through the date when our Compensation and Talent Committee certifies performance achievement.

Year of Grant	Annual Revenue Goal[1]				
	2022	2023	2024	2025	2026
2022 Performance Share Award					
Absolute Revenue Tranche	$24.2B Target	$26.5B Target	$27.6B Target		
2023 Performance Share Award					
Absolute Revenue Tranche		$26.5B Target	$27.6B Target	TBD	
2024 Performance Share Award					
Absolute Revenue Tranche			$27.6B Target	TBD	TBD

[1] Threshold and maximum performance levels for each tranche are disclosed in the table below under "2022 Performance Share Awards Earned."

2024 Stock Options

Our Compensation and Talent Committee believes that stock options provide an appropriate incentive for our executives because they will realize value only if our stock price appreciates from the date of grant, which benefits all stockholders. Stock options granted to our Named Executive Officers have a 10-year contractual term and vest over a four-year service period. One-quarter of these options vest one year from the grant date, and the remaining stock options vest in equal quarterly installments thereafter (assuming the continued service of the executive officer through the applicable vesting date).

2024 Restricted Stock Units

Our Compensation and Talent Committee believes that restricted stock units promote long-term retention of our executives and alignment of our executives' interests with those of our stockholders. Restricted stock units granted to our Named Executive Officers vest over a four-year service period. One-quarter of these restricted stock units vest one year from the grant date, and the remaining restricted stock units vest in equal quarterly installments thereafter (assuming the continued service of the executive officer through the applicable vesting date).

2022 Performance Share Awards Earned

As with the performance shares granted in 2024, performance share awards approved for our then-serving Named Executive Officers in 2022 were subject to an approximate three-year performance period and continued employment through certification of performance achievement:

- The vesting requirement for the TSR tranche was tied to our relative TSR for the performance period from March 1, 2022 through December 31, 2024, compared to the TSR of the companies comprising the S&P Healthcare Sub-Index over such period; and
- The vesting requirement for the revenue tranche was based on our level of achievement with respect to net product revenue goals established for each of 2022, 2023 and 2024 (one-third each year).

In February 2025, our Compensation and Talent Committee certified final performance achievements for the 2022 performance share awards. Our three-year relative TSR was at the 84.80th percentile, resulting in a payout of 200% of target for the TSR-based awards. Our net product revenue exceeded the target revenue goal in 2022, 2023 and 2024, resulting in a payout of 170.93% of target for the revenue-based awards.



Performance Share Awards	Weighting		Threshold	Target	Maximum	Percentage Earned
Relative TSR Tranche	50%	No Shares Issuable	20.0th percentile	50.0th percentile	>80.0th percentile	200.00%
		Actual Performance **84.80th percentile**				
Net Product Revenue Tranche: 2022 Net Product Revenue	16.6%	No Shares Issuable	$21.8B	$24.2B	$25.4B	200.00%
		Actual Performance **$27.0B**				
2023 Net Product Revenue(1)	16.6%	No Shares Issuable	$23.8B	$26.5B	$27.7B	136.36%
		Actual Performance **$26.9B**				
2024 Net Product Revenue(2)	16.6%	No Shares Issuable	$24.8B	$27.6B	$28.9B	176.42%
		Actual Performance **$28.6B**				

(1) Also included as a sub-tranche of the 2023 performance share awards.

(2) Also included as a sub-tranche of the 2023 and 2024 performance share awards.

2022 Performance Share Awards

Named Executive Officer	Target Number of TSR Shares	Earned TSR Shares	Target Number of Revenue Shares	Earned Revenue Shares
Mr. O'Day	63,200	126,400	64,745	110,666
Mr. Dickinson	24,860	49,270	25,465	43,527
Ms. Mercier	27,170	54,340	27,840	47,586
Dr. Parsey	27,170	54,340	27,840	47,586

Other Executive Compensation Policies and Practices

Role of Chief Executive Officer

Our Chief Executive Officer makes recommendations to our Compensation and Talent Committee with respect to the compensation for our Named Executive Officers other than himself. In formulating his recommendations, our Chief Executive Officer reviews internal base salary data and external compensation data provided by our Human Resources Department. The Human Resources Department has engaged Compensia Inc. ("Compensia"), a national compensation consulting firm, to provide market data with respect to comparable companies, including tally sheets, financial performance reports, market compensation reviews and other analyses to aid our Chief Executive Officer in developing his recommendations. During 2024, Compensia served solely as a consultant to management in the compensation decision-making process. When setting 2024 compensation levels, our Compensation and Talent Committee placed considerable weight on our Chief Executive Officer's compensation recommendations because of his direct knowledge of each Named Executive Officer's performance and contributions.

Role of Compensation Consultant

Our Compensation and Talent Committee has retained Frederic W. Cook & Co., Inc. ("FW Cook"), a national compensation consulting firm, as its independent compensation consultant. FW Cook reports directly to our Compensation and Talent Committee, which has the direct authority to appoint, compensate, oversee the work of and dismiss its compensation consultant. FW Cook attends meetings of our Compensation and Talent Committee, as requested. FW Cook provides various executive compensation services to our Compensation and Talent Committee, including advising our Compensation and Talent Committee on the principal aspects of our Chief Executive Officer's compensation and evolving industry practices, and providing market information and analyses regarding the competitiveness of our program design for both our executive officers and the non-employee members of our Board. During 2024, FW Cook served solely as a consultant to our Compensation and Talent Committee and did not provide any other services to Gilead.

Our Compensation and Talent Committee has determined that FW Cook is independent, and the work of FW Cook on behalf of our Compensation and Talent Committee did not raise any conflict of interest based on the six factors for assessing independence and identifying potential conflicts of interest set forth in Exchange Act Rule 10C-1(b)(4), the listing standards of Nasdaq and such other factors as were deemed relevant under the circumstances.

Use of Market Data

Individual compensation levels and opportunities for our Named Executive Officers are compared to a peer group of biopharmaceutical and pharmaceutical companies headquartered in the U.S. that are similar to us in terms of business strategy, labor market competition, market capitalization, revenue and number of employees. Our compensation peer group for 2024, which was identified based on these objective selection criteria and remained unchanged from the compensation peer group for 2022 and 2023, comprised these 10 companies:

Compensation Peer Group			
AbbVie Inc.	Bristol Myers Squibb Company	Merck & Co., Inc.	Vertex Pharmaceuticals Incorporated
Amgen Inc.	Eli Lilly and Company	Pfizer Inc.	
Biogen Inc.	Johnson & Johnson	Regeneron Pharmaceuticals, Inc.	

GILEAD

The following chart represents our position relative to our compensation peer group on two key selection criteria at the time the 2024 compensation peer group was approved in July 2023 (based on publicly available information as of June 2023).

	Revenue[1] in $ Millions	Market Capitalization[2] in $ Millions
Peer Group Median	$ 36,770	$ 178,687
Gilead Sciences, Inc.	$ 27,043	$ 99,707

[1] Revenues represent amounts reported during the four most recent quarters (from April 1, 2022 to March 31, 2023).
[2] Market capitalization represents a 30-day average capitalization as of June 1, 2023.

Our compensation peer group includes industry competitors we believe are most like us in terms of business complexity and product life cycle. We also include companies that fall within specified revenue and market capitalization ranges. These ranges are broad enough to ensure we can maintain a sufficient number of peer companies. This is especially important as our industry experiences a number of mergers and acquisitions each year, thereby reducing the number of relevant peer company choices. Our Compensation and Talent Committee reviews the companies in our compensation peer group annually and makes adjustments as necessary so that the comparator companies properly reflect the market in which we compete for executive talent. We also review the executive pay practices of similarly situated companies as reported in industry surveys and reports. In practice, our Compensation and Talent Committee has not targeted a specific percentile relative to our compensation peer group for individual components of our total compensation. Instead, we take a holistic perspective in establishing total compensation for our executive officers, considering internal pay equity that recognizes officers' relative experience, responsibilities and individual capabilities in addition to external market compensation practices.

Use of Tally Sheets

Our Compensation and Talent Committee annually reviews tally sheets in its evaluation of the total compensation provided to each Named Executive Officer. These tally sheets estimate dollar amounts for each compensation component, including current cash compensation (base salary and annual incentive), outstanding vested and unvested equity awards, employee benefits, perquisites and other personal benefits and potential severance payments and benefits.

Nonqualified Deferred Compensation

Eligible employees (including our executive officers) can enroll in our Deferred Compensation Plan and defer a portion of their base salaries and part or all of their annual incentives and commissions. Gilead generally does not provide any matching contributions to the Deferred Compensation Plan. However, to compensate for pension benefits Mr. O'Day forfeited with his previous employer when he joined Gilead, we agreed as part of the negotiations over his offer letter to credit a $750,000 employer contribution to Mr. O'Day's individual deferred compensation account for each of the first five years of his service, including in 2024. The last such contribution was credited to his account in March 2024. Each participant may direct the investment of his or her deferred compensation account balance into investment choices that mirror substantially all the investment funds available under our 401(k) savings plan. None of these investment alternatives result in "above-market" interest for disclosure purposes. For further information on the deferred compensation arrangements of our Named Executive Officers, see the 2024 Nonqualified Deferred Compensation table on page 80.

Benefits and Perquisites

We provide medical and other benefits to our executive officers that are generally available to our other full-time employees, including participation in our employee stock purchase plan, a group term life insurance plan and our 401(k) savings plan. Under the 401(k) savings plan, we make matching contributions on behalf of each participant equal to 100% of his or her contributions to the plan, up to an annual maximum matching contribution of $15,000. All our 2024 Named Executive Officers participated in the 401(k) savings plan during 2024 and received matching contributions.

We do not provide defined benefit retirement plans, post-retirement health coverage or any other supplemental retiree benefits for our executive officers.

After considering the recommendation of an independent, third-party security study and in response to specific threats and incidents, our Board of Directors requires the use of company-provided personal security, aircraft and a car and driver for most of our CEO's travel, including personal travel. The incremental costs incurred by the company for these items have been determined to be necessary to promote our CEO's personal safety and security. The use of the company-provided aircraft and company car and driver also enhance his efficiency and help maximize the time he can devote to company business. Our CEO is responsible to pay the income taxes due on the value of these benefits and perquisites.

Our other Named Executive Officers are permitted limited use of the company-provided aircraft and a company car and driver for personal travel, primarily commuting, which allow for enhanced security, efficiency and availability, contributing to the amount of time they can spend on company business. Our other Named Executive Offers are responsible to pay the income taxes due on the value of these benefits and perquisites.

For further information on the perquisites and other personal benefits provided to our Named Executive Officers during 2024, see the Summary Compensation Table on page 73.

Stock Ownership Guidelines

We have stock ownership guidelines that require each of our Named Executive Officers to hold a meaningful amount of our common stock, further promoting a long-term perspective, aligning the interests of our Named Executive Officers and stockholders and helping to mitigate potential compensation-related risk. Our stock ownership guidelines require each Named Executive Officer to maintain a stock ownership level equal to a specified multiple of his or her annual base salary, as set forth below.

STOCK OWNERSHIP GUIDELINES AND ACTUAL HOLDINGS AS OF DECEMBER 31, 2024[1]
(AS MULTIPLE OF BASE SALARY)



[1]   Actual holdings as of December 31, 2024, based on the average stock price in 2024 of $77.54.

6x Chief Executive Officer

3x All other Named Executive Officers

Individuals newly hired or appointed are allowed a specified number of years to comply with their ownership guidelines. Named Executive Officers who are not in compliance with their guidelines following the specified number of years are required to hold all shares until the guidelines are met. Shares owned outright, including those acquired from company equity awards, unvested restricted stock units and unvested but earned performance share units count toward meeting the guidelines; however, stock options and unvested and unearned performance shares do not count toward meeting the guidelines. As shown above, as of December 31, 2024, all our Named Executive Officers were in compliance.

Clawback Policies

We maintain two clawback policies, which cover cash and equity incentives that are subject to time-and performance-based vesting requirements. Under our Compensation Recovery Policy, our Compensation and Talent Committee is required to recoup covered excess incentive-based compensation received by our executive officers (on or after October 2, 2023) in the event of a covered financial restatement. The fault or misconduct of the executive officer is irrelevant in the application of this policy. Rather, in the event of a financial restatement, Gilead will recover, on a reasonably prompt basis, the amount of any covered incentive-based compensation received by any covered executive officer during the applicable recovery period (generally the preceding three fiscal year period) that exceeds the amount that otherwise would have been received had it been determined based on the restated financial statements.

Under our Compensation Reconciliation and Recoupment Policy, our second clawback policy, which has been in place for a number of years, the Compensation and Talent Committee has authority to recoup cash incentive payments and equity awards (which includes time-based and performance-based equity compensation) and certain realized proceeds, as applicable, from an executive officer whose misconduct contributed to Gilead's obligation to file a financial restatement. The Committee also has authority to recoup all or any portion of the amounts or shares of stock (including proceeds realized on a sale of such shares) attributable to cash or equity-based incentive compensation from any executive officer whose significant misconduct results in a violation of significant company policy, law or regulation that caused material financial, operational or reputational harm to Gilead, including the failure to appropriately supervise a subordinate employee who engaged in misconduct. This policy requires Gilead to publicly disclose actions taken to recoup compensation from an executive so long as the underlying facts have been previously disclosed, subject to certain legal and privacy rights considerations.

In addition, as discussed below, forfeiture provisions in our equity award agreements apply in the event of a termination for cause.

Insider Trading, Hedging and Pledging Prohibitions

We have adopted policies and procedures, including an Insider Trading Policy, which together govern the purchase, sale and/or other dispositions of our securities by directors, officers, employees and other covered persons, as well as by the Company. These policies and procedures are designed to promote compliance with insider trading laws, rules and regulations and any applicable listing standards. Our Insider Trading Policy is included as Exhibit 19.1 to the 2024 Annual Report on Form 10-K.

In addition, our Insider Trading Policy, among other provisions, prohibits our directors and all employees, including our Named Executive Officers, from engaging in transactions that hedge Gilead securities, including put or call options and through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. In addition, the policy prohibits our directors and all employees from pledging Gilead securities.

Severance Benefits

We maintain the Gilead Sciences, Inc. Severance Plan, which was most recently amended and restated effective as of August 1, 2024 (the "Severance Plan") and offers severance payments and benefits to all our employees, including our executive officers, upon certain involuntary terminations of employment. The intent of our Severance Plan is to:

▶ Enable us to provide a standard set of payments and benefits to new and current executive officers and employees.

▶ Align the interests of our executive officers with those of our stockholders by enabling our executive officers to consider corporate transactions that are in the best interests of our stockholders and other stakeholders without undue concern over whether a transaction may jeopardize their employment.

▶ Assure our executive officers of fair treatment in connection with a change in control of Gilead by providing for payments and benefits under the Severance Plan subject to a "double trigger," which means that an executive officer will be eligible to receive payments and benefits under the Severance Plan in connection with a change in control of Gilead only if he or she incurs a qualifying termination of employment.

In addition, the Severance Plan does not provide "gross-up" payments on any excise tax imposed on payments or benefits received in connection with a change in control.

In connection with his involuntary termination of employment, on July 16, 2024, Gilead and Dr. Parsey entered into a Transition Services and General Release Agreement (the "Transition Agreement") pursuant to which Dr. Parsey agreed to continue in the Chief Medical Officer role until his identified successor commenced employment with the Company, which occurred on January 2, 2025. Following such date, Dr. Parsey agreed to serve as a Senior Advisor to Gilead through April 1, 2025, or such later date as mutually agreed. It was determined to be necessary that Dr. Parsey stay at the company until April 1, 2025, or such later date a mutually agreed, to ensure a successful transition of duties to his successor. Under the Transition Agreement, upon the effective date of his termination of employment, which the Committee determined was without cause, Dr. Parsey will be entitled to severance benefits as set forth in the Severance Plan as in effect at the time the Transition Agreement was entered into. The severance benefits entitled to Dr. Parsey were defined prior to his entry into the Transition Agreement and align with our standard severance benefits. No enhanced severance benefits were provided. For additional information on these benefits, see "Dr. Parsey Transition Agreement" below.

Compensation-Related Risk

Our Compensation and Talent Committee and its independent consultant, with input from our Human Resources Department, annually reviews the compensation program to determine whether it encourages excessive risk-taking that would create a material risk to the company's economic viability. As part of this review, our Compensation and Talent Committee specifically considers (i) the balance of the program, including the appropriate mix of short- and long-term goals and incentives; (ii) whether the appropriate controls and governance policies are in place to manage risk; and (iii) whether broad-based employee incentive plans (including sales plans) have appropriate leverage and do not promote undue risk taking.

Based on this annual review, our Compensation and Talent Committee concluded it was not reasonably likely that any of our compensation policies and practices in place during 2024, whether individually or in aggregate, would have a material adverse effect upon Gilead. As discussed in prior years, our Compensation and Talent Committee considered the following factors:

- Our overall compensation structure is applied uniformly throughout the organization, with the only major exception relating to the form in which equity compensation is awarded.
- For our broad-based employee population with a title of Senior Director or higher, a significant component of compensation is in the form of equity awards tied to the value of our common stock.
- The vesting of performance share awards is tied to our relative TSR and revenue achievement over prescribed performance periods.
- Our overall compensation structure is not excessively oriented toward short-term incentives.
- The performance goals for our 2024 annual incentive program were based on achievement with respect to both financial and non-financial corporate performance measures as well as individual performance (except with respect to our Chief Executive Officer, whose performance is evaluated solely on corporate performance measures).
- Our stock ownership guidelines require our executive officers to maintain a substantial ownership interest in Gilead.
- Our clawback policies permit us to recoup cash incentives and equity awards paid to our executive officers if financial results have to be subsequently restated, including the full amount of such awards if the restatement is a result of their misconduct, or our executive officers otherwise engage in significant misconduct resulting in a violation of significant company policy, law or regulation that caused material financial, operational or reputational harm to Gilead, including the failure to appropriately supervise a subordinate employee who engaged in misconduct.
- Hedging transactions in our common stock, such as put and call options or pre-paid forward sale contracts by executive officers, employees and directors, as well as pledging of our securities, are not allowed under our insider trading policy.

For the foregoing reasons, our Compensation and Talent Committee has concluded that it was not reasonably likely that our overall employee compensation structure, when analyzed either in terms of its company-wide application or its specific application to our various major business units, would have a material adverse effect upon Gilead.

Compensation and Talent Committee Report[(1)]

Our Compensation and Talent Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and contained within this Proxy Statement with management and, based on such review and discussions, our Compensation and Talent Committee recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation and Talent Committee

Anthony Welters, *Chair*
Jacqueline K. Barton, Ph.D.
Kelly A. Kramer
Harish Manwani

(1) The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Exchange Act.

Severance and Change in Control Arrangements with Named Executive Officers

Although the employment of the Named Executive Officers is "at will," they may be eligible to receive certain severance payments and benefits upon a qualifying termination of employment under certain defined circumstances. There are four general categories of termination:

▶ *Voluntary Termination/For Cause Termination:* includes a voluntary termination of employment by the Named Executive Officer (other than in connection with a resignation for Good Reason) prior to reaching applicable retirement age and a termination of the Named Executive Officer's employment by us for Cause.

▶ *Retirement:* includes a termination of employment by us or by the Named Executive Officer after the Named Executive Officer has reached the applicable retirement age, other than a termination of the Named Executive Officer's employment by us for Cause.

▶ *Involuntary Termination Without Cause/Good Reason Resignation:* includes a termination of the Named Executive Officer's employment by us for reasons not constituting Cause and the resignation of the Named Executive Officer for reasons constituting Good Reason, including a resignation as a result of a change in the executive's work location by more than a specified distance.

▶ *Change in Control Termination*: includes a termination of the Named Executive Officer's employment by us without Cause, or the resignation of the Named Executive Officer for Good Reason, within the applicable change in control protection period following a change in control of Gilead (i.e., "double trigger").

For purposes of determining a Named Executive Officer's eligibility for the various severance payments and benefits available under the Severance Plan, individual offer letters, and our equity plan, the following definitions are relevant:

A "change in control of Gilead" will be deemed to occur upon:

▶ a merger, consolidation or other reorganization approved by our stockholders, unless our stockholders continue to own more than 50% of the total combined voting power of the voting securities of the successor corporation;

▶ a sale of all or substantially all our assets; or

▶ the acquisition by any person or related group of persons of more than 50% of the total combined voting power of our outstanding securities, or a change in the majority of the members of our Board over a 12-month or shorter period by reason of one or more contested elections for Board membership.

Under the Severance Plan and our equity plan, a resignation for Good Reason is referred to as "Constructive Termination" and generally will be deemed to occur should a Named Executive Officer resign from his or her employment with us for any of the following reasons during the applicable change in control protection period:

▶ an adverse change in his or her title, position or responsibilities (including reporting responsibilities) or the assignment to him or her of any duties or responsibilities which are inconsistent with his or her title, position or responsibilities;

▶ a material reduction in his or her annual base compensation;

▶ his or her required permanent relocation to any place outside a 50-mile radius of the location serving as his or her existing principal work site;

▶ the failure by the new company to continue in effect any material compensation or employee benefit plan in which he or she was participating or to provide him or her with an aggregate level of compensation and benefits comparable to that in effect for him or her prior to the change in control; or

▶ any material breach by the new company of any provision of any agreement we have with the Named Executive Officer.

In addition, a resignation following a required relocation, without consent, to a new work location that is more than 50 miles from the executive's previous work location is also a Good Reason trigger under our Severance Plan outside the context of a change in control.

Mr. O'Day also has a definition of "Good Reason" under his individual offer letter with us, which generally allows for a "Good Reason" resignation, after a notice and cure period, upon:

▶ an adverse change in employment status, title, position or responsibilities (including reporting responsibilities);

▶ a reduction in annual base compensation;

▶ a required relocation to any place outside a specified radius of the greater Foster City, California area; or

▶ a material breach by the company or any subsidiary of the terms of his offer letter or of any written equity award agreement between him and the company.

A Named Executive Officer's employment will be deemed to have been terminated "for Cause" if such termination occurs by reason of:

▶ any act or omission in bad faith and to our detriment;

▶ dishonesty, fraud, misconduct, material violation of any company policy or material breach of any agreement with us;

▶ conviction or plea of *nolo contendere* to any crime involving dishonesty, breach of trust or physical or emotional harm to any person; or

▶ poor performance, nonperformance or neglect of duties owed to us or insubordination.

The following table summarizes the payments and benefits that each Named Executive Officer would have been eligible to receive upon various termination of employment scenarios, assuming such scenarios occurred on December 31, 2024.

Type of Termination	
Voluntary or "For Cause" Termination	▶ No severance payments. ▶ Accrued base salary and vacation pay. ▶ Vested but unpaid benefits.
Retirement[1]	▶ To the extent retirement occurs at least 12 months after grant date, continued vesting of and five-year post-retirement exercise period (subject to existing expiration date) for stock options granted in or after 2019. Three-year post-retirement exercise period (subject to existing expiration date) for vested stock options granted in or prior to 2018. ▶ Continued vesting of 100% of performance shares for which performance goals are attained, provided retirement occurs at least 12 months after grant date. ▶ Continued vesting of 100% of restricted stock units granted between 2020 and 2023 in accordance with the standard vesting schedule, provided retirement occurs at least 12 months after grant date. ▶ 100% acceleration of restricted stock units granted in or after 2024, provided retirement occurs at least 12 months after grant date.
Death or Disability	▶ Accelerated vesting of equity awards (based on actual performance for completed performance periods and target performance for open performance periods for performance shares).
Involuntary Termination without "Cause" or for "Good Reason"[2]	▶ Cash severance equal to 1.5 times (2.0 times for Mr. O'Day) base salary + 1.0 times (2.0 times for Mr. O'Day) target annual cash incentive. ▶ Pro-rata target annual cash incentive for year of termination. ▶ Lump-sum payment to cover the estimated cost of COBRA premiums for 18 months (24 months for Mr. O'Day). ▶ Outplacement services for 6 months (12 months for Mr. O'Day).

Change in Control Termination (Involuntary Termination without "Cause" or Resignation for "Good Reason" within Change in Control Protection Period[3]**)**	▶ Cash severance equal to 2.5 times (3.0 times for Mr. O'Day) base salary + 2.5 times (3.0 times for Mr. O'Day) target annual cash incentive.
	▶ Pro-rata target annual cash incentive for year of termination.
	▶ Lump-sum payment to cover the estimated cost of COBRA premiums for 30 months (36 months for Mr. O'Day).
	▶ Outplacement services for 6 months (12 months for Mr. O'Day).
	▶ 100% acceleration of stock option and restricted stock unit awards.
	▶ Acceleration of unvested performance shares as follows:
	    ▶ Accelerates at target if change in control occurs within first 12 months of performance period.
	    ▶ If the change in control occurs following that 12-month period, then accelerates at greater of (i) target or (ii) actual performance through the end of the fiscal quarter prior to the change in control date.

[1] For equity awards granted in 2018 and prior years, retirement is defined as the termination of a Named Executive Officer's employment with a combined age and years of service of not less than 70 years. For awards granted in and after 2019, retirement is defined as termination of employment after the Named Executive Officer (i) attains age 55 and has completed at least ten (10) years of continuous service or (ii) attains age 65. As of December 31, 2024, no Named Executive Officers were retirement eligible.

[2] Other than a required relocation, the Good Reason trigger outside of the context of a change in control is only applicable to Mr. O'Day.

[3] The change in control protection period would begin six months prior to the consummation of a change in control transaction and continue for a specified period following the effective date of the change in control transaction (24 months for Mr. O'Day and 18 months for the other Named Executive Officers).

A Named Executive Officer must execute and deliver a general release of claims against Gilead as a condition of his or her receipt of severance payments and benefits. The cash severance component of those arrangements will be paid in a series of equal periodic installments in accordance with our normal payroll practices over a period of years corresponding to the applicable multiple of base salary indicated above for the Named Executive Officer. However, a portion of those installments may be subject to a six-month holdback to the extent required under applicable tax laws.

The estimated severance payments and benefits for which a Named Executive Officer would have become eligible if his or her employment terminated under these various scenarios are set forth in the table on page 81. The estimated amounts assume:

▶ that the covered termination of employment occurred on December 31, 2024; and

▶ the value of any equity vesting is based on the closing market price of our common stock on December 31, 2024.

The table on page 81 does not include accrued wages, vacation accrual, vested deferred compensation or the intrinsic value (as of December 31, 2024) of any outstanding stock options or other stock awards held by the Named Executive Officer that were vested on that date. Due to the number of different factors that affect the nature and amount of any benefits provided in connection with these events, actual amounts payable to any of the Named Executive Officers should a separation from service or change in control occur during the year will likely differ, perhaps significantly, from the amounts reported below. Factors that could affect such amounts include the timing during the year of the event, our stock price, target amounts payable under annual and long-term incentive arrangements that are in place at the time of the event, and the executive's age and prevailing tax rates.

Dr. Parsey Transition Agreement

In connection with his involuntary termination of employment, on July 16, 2024, Gilead and Dr. Parsey entered into a Transition Agreement pursuant to which Dr. Parsey served in the Chief Medical Officer role until January 2, 2025. Dr. Parsey currently serves as a Senior Advisor to Gilead and is expected to continue in such role through April 1, 2025. Under the Transition Agreement, upon the effective date of his termination of employment, Dr. Parsey will be entitled to severance benefits as set forth in the Severance Plan as in effect at the time the Transition Agreement was entered into. The severance benefits entitled to Dr. Parsey were defined prior to his entry into the Transition Agreement and align with our standard severance benefits. No enhancements to severance were provided. These benefits include (i) cash severance payments equal to $3,405,498 (i.e., the sum of 18 months' base salary and the average actual bonus earned by Dr. Parsey under Gilead's annual bonus plan over the prior three fiscal years), payable in 18 equal monthly installments; (ii) a pro-rata annual bonus for 2025 based on actual company results without regard to any individual performance component; (iii) a lump-sum payment to cover the estimated cost of COBRA premiums for 18 months; and (iv) outplacement services for six months. The Transition Agreement also includes a customary release of claims and confidentiality, non-disparagement and cooperation covenants.

CEO Pay Ratio

We present below the ratio of annual total compensation of our median compensated employee to the annual total compensation of Mr. O'Day.

The ratio presented below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

For 2024, we used the same median employee identified for purposes of calculating our 2023 pay ratio because we believe there has been no change in our employee population or employee compensation arrangements that would significantly impact the pay ratio disclosure. In identifying such median compensated employee, we applied the following steps:

▶ We identified our median compensated employee from the 18,157 full-time and part-time workers who were included as employees on our payroll records as of October 1, 2023 based on year-to-date base salary, incentive compensation, commissions and vested equity values, with conforming adjustments for employees who were hired during that period but did not work the full nine months.

▶ We then disregarded employees at the median who had anomalous compensation characteristics to select the median compensated employee.

We then calculated annual total compensation for the median compensation employee using the same methodology we use for our Named Executive Officers as set forth in the Summary Compensation Table.

The 2024 annual total compensation for Mr. O'Day was $23,689,392, as reported in the Summary Compensation Table. The 2024 annual total compensation for our median compensated employee was $244,296. The ratio of Mr. O'Day's total compensation to our median compensated employee's annual total compensation for fiscal year 2024 is 97 to 1.

Equity Grant Practices

The Compensation and Talent Committee generally approves the target value of annual equity awards for the Company's executive officers, including each of the Named Executive Officers, at its regularly scheduled meeting in late January or early February of each year, with a grant date to be effective on March 10th, which is generally following the filing of our Annual Report on Form 10-K for the prior year. Annual equity awards to other company employees are typically approved by our CEO with a grant date of March 10th as well. Additionally, employees may enroll to purchase shares of the Company's common stock under the terms of the Gilead Sciences, Inc. Employee Stock Purchase Plan, with purchase dates generally in February and August of each year. In special circumstances, including the hiring or promotion of an individual or where the Committee or its authorized delegate determines it is in the best interest of the Company, the Committee or its delegate may approve grants throughout the year, with such grants effective on the 10th day of each calendar month or at other times determined to be appropriate. The Company may change these practices in the future. The Company does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Consistent with the above-described practice, on March 10, 2024, the Committee granted our Named Executive Officers annual equity awards including stock options, restricted stock units and performance shares. This pre-approved grant was made four days before the Company filed a Form 8-K disclosing that Kevin E. Lofton had notified the Board of his decision to retire from the Board, effective as of the conclusion of his term at Gilead's next annual meeting of stockholders held on May 8, 2024.

Due to this Form 8-K event, as required by SEC rules, the table below sets forth certain information about the annual stock option grants made to our Named Executive Officers.

Name	Grant Date	Number of Securities Underlying the Award	Exercise Price of the Award ($/Sh)	Grant Date Fair Value of the Award	Percentage Change in the Closing Market Price of the Securities Underlying the Award Between the Trading Day Ending Immediately Prior to the Disclosure of Material Nonpublic Information and the Trading Day Beginning Immediately Following the Disclosure of Material Nonpublic Information[1]
Daniel P. O'Day	March 10, 2024	279,130	$ 75.12	$ 4,125,011	(2.96)%
Andrew D. Dickinson	March 10, 2024	87,970	$ 75.12	$ 1,300,029	(2.96)%
Johanna Mercier	March 10, 2024	87,970	$ 75.12	$ 1,300,029	(2.96)%
Merdad V. Parsey, M.D., Ph.D.	March 10, 2024	89,660	$ 75.12	$ 1,325,004	(2.96)%
Deborah H. Telman	March 10, 2024	54,980	$ 75.12	$ 812,500	(2.96)%

[1] Reflects the percentage change in the closing market price of our common stock between the trading day ending immediately prior to the Form 8-K filing ($75.94 on March 13, 2024) and the trading day beginning immediately following the disclosure of material nonpublic information ($73.69 on March 15, 2024).

Summary Compensation Table

The following table shows, for the fiscal years 2024, 2023 and 2022, compensation awarded to, paid to, or earned by, our Named Executive Officers ("NEOs").

Name and Principal Position	Year	Salary[1]	Bonus	Stock Awards[2]	Option Awards[2]	Non-Equity Incentive Plan Compensation[3]	All Other Compensation[4]	Total
Daniel P. O'Day Chairman and Chief Executive Officer	2024	$1,771,201	$ —	$12,426,816[5]	$4,125,011	$4,028,096	$1,338,268	$23,689,392
	2023	$1,740,962	$ —	$11,865,090	$3,749,966	$4,036,200	$1,215,472	$22,607,690
	2022	$1,691,154	$ —	$10,603,901	$3,750,014	$4,716,480	$ 859,704	$21,621,253
Andrew D. Dickinson Chief Financial Officer	2024	$1,083,969	$ —	$ 4,080,024[5]	$1,300,029	$1,608,840	$ 36,896	$ 8,109,758
	2023	$1,052,396	$ —	$ 4,143,271	$1,299,966	$1,574,304	$ 37,886	$ 8,107,823
	2022	$1,018,419	$ —	$ 3,992,603	$1,474,983	$1,885,572	$ 31,121	$ 8,402,698
Johanna Mercier Chief Commercial Officer	2024	$1,148,038	$ —	$ 4,139,594[5]	$1,300,029	$1,845,246	$ 176,158	$ 8,609,065
	2023	$1,114,035	$ —	$ 4,190,733	$1,299,966	$1,805,440	$ 176,580	$ 8,586,754
	2022	$1,081,471	$ —	$ 4,301,757	$1,612,496	$1,995,732	$ 244,997	$ 9,236,453
Merdad V. Parsey, M.D., Ph.D. Chief Medical Officer	2024	$1,141,486	$ —	$ 4,206,347[5]	$1,325,004	$1,410,810	$ 27,484	$ 8,111,131
	2023	$1,108,215	$ —	$ 4,269,768	$1,324,984	$1,657,632	$ 26,248	$ 8,386,847
	2022	$1,072,800	$ —	$ 4,350,004	$1,612,496	$1,986,552	$ 15,362	$ 9,037,214
Deborah H. Telman Executive Vice President, Corporate Affairs and General Counsel	2024	$ 967,723	$ —	$ 2,151,425[5]	$ 812,500	$1,436,148	$ 704,083	$ 6,071,879
	2023	$ 936,865	$ —	$ 1,895,703	$ 812,512	$1,288,980	$ 337,168	$ 5,271,228
	2022	$ 380,769	$ 1,200,000	$ 1,999,890	$ 499,979	$ 536,548	$ 205,763	$ 4,822,949

[1] Includes amounts earned but deferred at the election of the NEO pursuant to our 401(k) savings plan and our non-qualified deferred compensation plan.

[2] Represents the aggregate grant-date fair value of the equity-based awards, including restricted stock units ("RSUs"), performance shares and stock options granted to the NEOs for the applicable year under our 2022 Equity Incentive Plan (the "2022 Plan"), or our 2004 Equity Incentive Plan (the "2004 Plan," collectively the "Equity Incentive Plans"), as applicable, calculated in accordance with FASB ASC Topic 718 ("Topic 718"), and does not take into account estimated forfeitures. Assumptions used in the calculation of such grant-date fair values are set forth in Note 14 to our Consolidated Financial Statements for the year ended December 31, 2024, included in our Annual Report on Form 10-K for such fiscal year. Also, see the 2024 Grants of Plan-Based Awards table on page 75 for additional information.

[3] For 2024, represents amounts paid in March 2025 based on our Compensation & Talent Committee's review and certification of corporate performance for Mr. O'Day and review and certification of corporate performance and individual achievements for all other NEOs in 2024 pursuant to our annual incentive plan.

[4] Includes the 2024 value of perquisites and other personal benefits, company contributions to our Section 401(k) plan, and term life insurance premiums.

Name	Perquisite and Other Personal Benefits		Contributions to Section 401(k) plan		Insurance Premiums		Total	
Daniel P. O'Day	$	1,311,784	$	15,000	$	11,484	$	1,338,268
Andrew D. Dickinson	$	17,894	$	15,000	$	4,002	$	36,896
Johanna Mercier	$	153,676	$	15,000	$	7,482	$	176,158
Merdad V. Parsey, M.D., Ph.D.	$	1,000	$	15,000	$	11,484	$	27,484
Deborah H. Telman	$	677,599	$	15,000	$	11,484	$	704,083

Mr. O'Day: $1,311,784, which includes (i) a final $750,000 of company contribution credited to Mr. O'Day's deferred compensation plan account on March 1, 2024. These contributions were provided to compensate him for the forfeiture of his pension benefits with his former employer; (ii) $35,517 reflecting the aggregate incremental cost incurred by us for Mr. O'Day's personal use of our corporate automobiles; (iii) $240,998 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate aircraft; and (iv) $285,269 reflecting the aggregate incremental cost incurred by us for security services provided to Mr. O'Day.

After considering the recommendation of an independent, third-party security study and in response to specific threats and incidents, our Board of Directors requires the use of company-provided personal security, aircraft and a car and driver for most of our CEO's travel, including personal travel. The incremental costs incurred by the company for these items has been determined to be necessary to promote our CEO's personal safety and security.

Mr. Dickinson: $17,894, which includes (i) $15,000 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate automobiles; (ii) $994 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate aircraft; (iii) $900 mobile cellphone benefit; and (iv) $1,000 wellness reimbursement.

Ms. Mercier: $153,676, which includes (i) $15,000 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate automobiles; (ii) $13,834 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate aircraft; (iii) $122,842 relocation subsidy reimbursement to Ms. Mercier, which includes tax reimbursements of $4,106; and (iv) $2,000 wellness reimbursement. The relocation support given to Ms. Mercier is consistent with Gilead's standard practice for all employees eligible under Gilead's mobility program.

Ms. Telman: $677,599, which includes (i) $15,000 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate automobiles; (ii) $21,373 reflecting the aggregate incremental cost incurred by us for the personal use of our corporate aircraft; (iii) $640,326 relocation subsidy reimbursement to Ms. Telman, which includes tax reimbursements of $329,128; and (iv) $900 mobile cellphone benefit. The relocation support given to Ms. Telman is consistent with Gilead's standard practice for all employees eligible under Gilead's mobility program.

Our other NEOs are permitted limited use of the company-provided aircraft and a company car and driver for personal travel, primarily commuting, which allow for enhanced security, efficiency and availability, contributing to the amount of time they can spend on company business.

[5] Includes the aggregate grant-date fair value of the performance shares determined in accordance with Topic 718. Performance objectives have been set for only certain tranches of the awards granted in each year and the associated grant-date fair values of those tranches have been incorporated in the table above. Tranches for which performance objectives have not been set do not have a reportable grant-date fair value under Topic 718 and therefore, are not included in the table above. Accordingly, amounts reported for 2024 reflect the grant-date fair value of awards granted in 2024 that are subject to a three-year Relative TSR performance condition and the portions of the 2022, 2023 and 2024 awards that are subject to the 2024 revenue goal. The aggregate grant-date fair values of the awards reported for 2024 (the Relative TSR tranche of the 2024 performance shares and the 2024 revenue subtranches of the 2022, 2023 and 2024 performance shares, as applicable), assuming maximum attainment of the applicable performance goals in effect for those tranches and subtranches, are as follows: $17,151,098 for Mr. O'Day, $5,732,557 for Mr. Dickinson, $5,851,698 for Ms. Mercier, $5,938,236 for Dr. Parsey, and $2,785,750 for Ms. Telman. As described in the Compensation Discussion and Analysis, the revenue subtranches of the 2023 and 2024 performance shares for which performance objectives have not yet been set do not at present have a reportable grant-date fair value under Topic 718. The grant-date fair values assume maximum goal attainment only as to those tranches or subtranches that at present have a reportable grant-date fair value. Assumptions used in the calculation of such grant-date fair values are set forth in Note 14 to our Consolidated Financial Statements for the year ended December 31, 2024, included in our Annual Report on Form 10-K for such fiscal year.

See footnotes 4, 5, 6, and 7 to the 2024 Grants of Plan-Based Awards table on page 75 for a detailed description of the terms of the 2024 performance shares.

2024 Grants of Plan-Based Awards

The following table sets forth certain additional information regarding grants of plan-based awards to our NEOs for the 2024 fiscal year:

Name	Award Type	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold	Target	Maximum	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold	Target	Maximum	All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant-Date Fair Value of Stock and Option Awards[3]
Daniel P. O'Day	2022 performance shares	3/10/2024	1/31/2024	—	—	—	4,316	21,581[4][5]	43,162	—	—	—	$ 1,621,165
	2023 performance shares	3/10/2024	1/31/2024	—	—	—	3,145	15,723[4][6]	31,446	—	—	—	$ 1,181,112
	2024 performance shares	3/10/2024	1/31/2024	—	—	—	3,675	76,854[4][7]	153,708	—	—	—	$ 5,499,700
	2024 option awards	3/10/2024	1/31/2024	—	—	—	—	—	—	—	279,130[8]	$ 75.12	$ 4,125,011
	2024 restricted stock unit awards	3/10/2024	1/31/2024	—	—	—	—	—	—	54,910[9]	—	—	$ 4,124,839
	Corporate bonus	N/A	NA	—	$2,662,500	$5,325,000	—	—	—	—	—	—	—
Andrew D. Dickinson	2022 performance shares	3/10/2024	1/31/2024	—	—	—	1,698	8,488[4][5]	16,976	—	—	—	$ 637,619
	2023 performance shares	3/10/2024	1/31/2024	—	—	—	1,090	5,450[4][6]	10,900	—	—	—	$ 409,404
	2024 performance shares	3/10/2024	1/31/2024	—	—	—	1,158	24,218[4][7]	48,436	—	—	—	$ 1,733,049
	2024 option awards	3/10/2024	1/31/2024	—	—	—	—	—	—	—	87,970[8]	$ 75.12	$ 1,300,029
	2024 restricted stock unit awards	3/10/2024	1/31/2024	—	—	—	—	—	—	17,305[9]	—	—	$ 1,299,952
	Corporate bonus	N/A	NA	—	$1,090,000	$2,180,000	—	—	—	—	—	—	—
Johanna Mercier	2022 performance shares	3/10/2024	1/31/2024	—	—	—	1,856	9,280[4][5]	18,560	—	—	—	$ 697,114
	2023 performance shares	3/10/2024	1/31/2024	—	—	—	1,090	5,450[4][6]	10,900	—	—	—	$ 409,404
	2024 performance shares	3/10/2024	1/31/2024	—	—	—	1,158	24,219[4][7]	48,438	—	—	—	$ 1,733,124
	2024 option awards	3/10/2024	1/31/2024	—	—	—	—	—	—	—	87,970[8]	$ 75.12	$ 1,300,029
	2024 restricted stock unit awards	3/10/2024	1/31/2024	—	—	—	—	—	—	17,305[9]	—	—	$ 1,299,952
	Corporate bonus	N/A	NA	—	$1,154,000	$2,308,000	—	—	—	—	—	—	—
Merdad V. Parsey, M.D., Ph.D.	2022 performance shares	3/10/2024	1/31/2024	—	—	—	1,856	9,280[4][5]	18,560	—	—	—	$ 697,114
	2023 performance shares	3/10/2024	1/31/2024	—	—	—	1,111	5,555[4][6]	11,110	—	—	—	$ 417,292
	2024 performance shares	3/10/2024	1/31/2024	—	—	—	1,181	24,690[4][7]	49,380	—	—	—	$ 1,766,824
	2024 option awards	3/10/2024	1/31/2024	—	—	—	—	—	—	—	89,660[8]	$ 75.12	$ 1,325,004
	2024 restricted stock unit awards	3/10/2024	1/31/2024	—	—	—	—	—	—	17,640[9]	—	—	$ 1,325,117
	Corporate bonus	N/A	NA	—	$1,147,000	$2,294,000	—	—	—	—	—	—	—
Deborah H. Telman	2023 performance shares	3/10/2024	1/31/2024	—	—	—	681	3,407[4][6]	6,814	—	—	—	$ 255,934
	2024 performance shares	3/10/2024	1/31/2024	—	—	—	724	15,135[4][7]	30,270	—	—	—	$ 1,083,068
	2024 option awards	3/10/2024	1/31/2024	—	—	—	—	—	—	—	54,980[8]	$ 75.12	$ 812,500
	2024 restricted stock unit awards	3/10/2024	1/31/2024	—	—	—	—	—	—	10,815[9]	—	—	$ 812,423
	Corporate bonus	N/A	NA	—	$ 973,000	$1,946,000	—	—	—	—	—	—	—

[1] Actual amounts paid in early 2025 were based on our Compensation & Talent Committee's review and certification of corporate performance and individual achievements in 2024 under our annual bonus program and are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 73.

[2] Performance shares and RSU awards granted under the Equity Incentive Plans accrue forfeitable dividend equivalents that are subject to the same vesting and other terms and conditions as the corresponding performance shares and RSU awards. Dividend equivalents are accumulated and paid in cash when and to the extent the underlying shares are issued. Amounts in the "Threshold" column represent the number of shares of our common stock issuable (e.g., 20% of the target number of performance shares allotted to the revenue subtranche and 0.025% of the target number of performance shares allotted to the Total Shareholder Return (Relative TSR) tranche) upon threshold-level achievement of the performance goals described in footnotes 5, 6 and 7 below. If threshold level performance is not achieved, no shares are issuable.

[3] Represents the grant-date fair value of each equity award, calculated in accordance with Topic 718, and does not take into account estimated forfeitures. The grant-date fair value of the performance shares awarded is based on the probable outcome of the pre-established performance objectives and the assumptions used in the calculation of the grant-date fair value of options are set forth in Note 14 to our Consolidated Financial Statements for the year ended December 31, 2024, included in our Annual Report on Form 10-K for such fiscal year.

[4] Performance objectives were set for certain tranches of performance shares which were approved in prior years by our Compensation & Talent Committee and the associated grant-date fair value of those tranches has been incorporated in the table above (i.e., the performance objectives for the third subtranche of the 2022 revenue-based performance shares for Mr. O'Day, Mr. Dickinson, Ms. Mercier and Dr. Parsey, and the second subtranche of the 2023 revenue-based performance shares for all five NEOs). Performance shares that had no grant date as the performance objectives had not yet been defined as of the close of the 2024 fiscal year, and therefore, do not have a reportable 2024 grant-date fair value under Topic 718 are excluded from the Summary Compensation Table and the table above (i.e., the performance objectives for the third subtranche of the 2023 revenue-based performance shares and the second and third subtranches of the 2024 revenue-based performance shares).

Because of changes in our stock price between the date of the approval by our Compensation & Talent Committee and the time when the performance objectives are established, the reported grant-date fair value of the performance shares differs from the award value approved by our Compensation & Talent Committee. In addition, because the second and third subtranches of the 2024 revenue-based performance shares are excluded from the Summary Compensation Table and the table above, only approximately two-thirds of the value of performance shares awarded in 2024 is included in the two tables. The value of the relevant performance shares awarded to our NEOs in 2024 is as set forth below:

Executive Officer	Performance Share Award Value Approved By Our Compensation & Talent Committee	Performance shares at Target based on Compensation & Talent Committee Approval (# of Shares)	
		Relative TSR	Revenue
Mr. O'Day	$ 8,250,000	58,550	54,910
Mr. Dickinson	$ 2,600,000	18,450	17,305
Ms. Mercier	$ 2,600,000	18,450	17,305
Dr. Parsey	$ 2,650,000	18,810	17,640
Ms. Telman	$ 1,625,000	11,530	10,815

[5] Represents the 2024 revenue subtranche of performance shares awarded in 2022 under the 2004 Plan, as that value was measured on March 10, 2024, the date on which the revenue target for that particular subtranche was first communicated to the NEOs (following approval by our Compensation & Talent Committee). Although such subtranche was part of the performance share awards originally granted on March 10, 2022, no grant-date fair value could be determined for that subtranche under Topic 718 until March 10, 2024.

The 2022 performance shares were divided into two equally-weighted Relative TSR and revenue tranches based on award value approved by the Compensation & Talent Committee similar to the description of the 2024 performance shares in footnote 7 below. Based on the terms of the awards, any shares accrued on the basis of the applicable level of Relative TSR goal attainment are also subject to a service-vesting condition that generally requires continued service with us through the date following the completion of the performance period on which our Compensation & Talent Committee certifies the Relative TSR level attained (the "Relative TSR-based Awards Certification Date"). The Relative TSR three-year performance period is from March 1, 2022 through December 31, 2024. Based on the terms of the awards, any shares accrued on the basis of the applicable level of revenue goal attainment are also subject to a service-vesting condition that requires continued service with us through the date following the completion of the third subtranche performance period on which our Compensation & Talent Committee certifies the attained level of the consolidated net product revenue goal applicable to the third subtranche (the "Revenue-based Awards Certification Date"), subject to pro-rata vesting in the event of death, disability or retirement before that date.

[6] Represents the 2024 revenue subtranche of performance shares awarded in 2023 under the 2022 Plan, as that value was measured on March 10, 2024, the date on which the revenue target for that particular subtranche was first communicated to the NEOs (following approval by our Compensation & Talent Committee). Although such subtranche was part of the performance share awards originally made on March 10, 2023, no grant-date fair value could be determined for that subtranche under Topic 718 until March 10, 2024.

The 2023 performance shares were divided into two equally-weighted Relative TSR and revenue tranches based on award value approved by the Compensation & Talent Committee similar to the description of the 2024 performance shares in footnote 7 below. Based on the terms of the awards, any shares accrued on the basis of the applicable level of Relative TSR goal attainment are also subject to a service-vesting condition that generally requires continued service with us through the Relative TSR-based Awards Certification Date. The Relative TSR three-year performance period is from March 1, 2023 through December 31, 2025. Based on the terms of the awards, any shares accrued on the basis of the applicable level of revenue goal attainment are also subject to a service-vesting condition that requires continued service with us through the Revenue-based Awards Certification Date, subject to pro-rata vesting in the event of death, disability or retirement before that date.

Since the revenue goal for the third subtranche of the 2023 performance share award had not been set by our Compensation & Talent Committee as of the close of the 2024 fiscal year, that subtranche does not have a determinable grant-date fair value under Topic 718 for the 2024 fiscal year.

[7] Represents the 2024 performance shares awarded on March 10, 2024 under the 2022 Plan.

The 2024 performance shares were divided into two equally-weighted Relative TSR and revenue tranches based on award value approved by the Compensation & Talent Committee. The performance-based vesting requirement for the Relative TSR tranche was set by our Compensation & Talent Committee on January 31, 2024 and is tied to the percentile level of our TSR for the three-year performance period from March 1, 2024 through December 31, 2026 relative to the TSR realized for that same period by the companies comprising three subsets of the S&P Health Sub-Index. Based on the terms of the awards, to receive any shares of our common stock accrued pursuant to this Relative TSR tranche, an executive officer must remain employed with us through the Relative TSR-based Awards Certification Date, subject to vesting in the event of death, disability or retirement before that date.

The performance-based vesting requirement for the revenue tranche of each performance award is divided into three equal subtranches, each with its own one-year performance period and applicable service period of one or more specified years, as follows:

The performance-based vesting requirement for the first subtranche was the achievement of the target level of consolidated net product revenue for the 2024 fiscal year as set by our Compensation & Talent Committee. The grant-date fair value of that particular subtranche was measured on March 10, 2024, in accordance with Topic 718 and does not take into account estimated forfeitures. Based on the terms of the awards, any shares accrued on the basis of revenue goal attainment for this subtranche are also subject to a service-vesting condition that requires continued service through the Revenue-based Awards Certification Date.

Since the revenue goals for the second and third subtranches of the revenue tranche of the 2024 performance shares had not been set by our Compensation & Talent Committee as of the close of the 2024 fiscal year, those subtranches do not have a determinable grant-date fair value under Topic 718 for the 2024 fiscal year.

[8] Reflects option awards granted under our 2022 Plan that vest at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the optionee's employment over the next 36 months. Subject to earlier forfeiture, the maximum term of such options is 10 years. The exercise price per share of each option granted was equal to the closing market price of our common stock on the grant date or the closing market price on the trading day before the grant date if the grant date is not on a trading day.

[9] Represents time-based RSU awards under the 2022 Plan that vest at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the awardee's employment over the next 36 months.

2024 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding each unexercised option award and unvested stock award held by each of our NEOs as of December 31, 2024. Market values are based on our closing stock price on December 31, 2024, the last trading day of 2024, of $92.37:

Name	Option Awards[1]				Stock Awards[3]			
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Daniel P. O'Day	231,280	—	$66.01	3/1/2029	—	—	—	—
	256,620	—	$72.34	3/10/2030	—	—	—	—
	288,145	19,210	$63.91	3/10/2031	—	—	—	—
	274,474	124,761	$57.92	3/10/2032	—	—	—	—
	94,104	120,991	$79.50	3/10/2033	—	—	—	—
	—	279,130	$75.12	3/10/2034	—	—	—	—
	—	—	—	—	43,164[4]	$ 3,987,059	—	—
	—	—	—	—	126,400[5]	$11,675,568	—	—
	—	—	—	—	29,429[6]	$ 2,718,377	—	—
	—	—	—	—	38,073[7]	$ 3,516,822	—	—
	—	—	—	—	21,441[8]	$ 1,980,528	42,790[9]	$ 3,952,512
	—	—	—	—	27,739[10]	$ 2,562,207	—	—
	—	—	—	—	32,292[11]	$ 2,982,804	58,550[12]	$ 5,408,264
	—	—	—	—	3,301[13]	$ 304,913	—	—
	—	—	—	—	20,233[13]	$ 1,868,922	—	—
	—	—	—	—	26,533[14]	$ 2,450,853	—	—
	—	—	—	—	54,910[14]	$ 5,072,037	—	—
Andrew D. Dickinson	18,210	—	$83.49	2/1/2028	—	—	—	—
	15,600	—	$80.72	3/10/2028	—	—	—	—
	44,160	—	$65.38	11/10/2029	—	—	—	—
	71,850	—	$72.34	3/10/2030	—	—	—	—
	89,643	5,977	$63.91	3/10/2031	—	—	—	—
	81,788	49,072	$57.92	3/10/2032	—	—	—	—
	32,622	41,943	$79.50	3/10/2033	—	—	—	—
	—	87,970	$75.12	3/10/2034	—	—	—	—
	—	—	—	—	16,978[4]	$ 1,568,258	—	—
	—	—	—	—	49,720[5]	$ 4,592,636	—	—
	—	—	—	—	11,574[6]	$ 1,069,112	—	—
	—	—	—	—	14,975[7]	$ 1,383,197	—	—
	—	—	—	—	7,432[8]	$ 686,459	14,835[9]	$ 1,370,309
	—	—	—	—	9,615[10]	$ 888,127	—	—
	—	—	—	—	10,176[11]	$ 939,948	18,450[12]	$ 1,704,227
	—	—	—	—	1,027[13]	$ 94,864	—	—
	—	—	—	—	7,958[13]	$ 735,080	—	—
	—	—	—	—	9,197[14]	$ 849,527	—	—
	—	—	—	—	17,305[14]	$ 1,598,463	—	—

| Name | Option Awards[1] | | | | Stock Awards[3] | | | |
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Johanna Mercier	148,110	—	$66.64	7/24/2029	—	—	—	—
	71,850	—	$72.34	3/10/2030	—	—	—	—
	86,442	5,763	$63.91	3/10/2031	—	—	—	—
	118,023	53,647	$57.92	3/10/2032	—	—	—	—
	32,622	41,943	$79.50	3/10/2033	—	—	—	—
	—	87,970	$75.12	3/10/2034	—	—	—	—
	—	—	—	—	18,560[4]	$ 1,714,387	—	—
	—	—	—	—	54,340[5]	$ 5,019,386	—	—
	—	—	—	—	12,654[6]	$ 1,168,869	—	—
	—	—	—	—	16,372[7]	$ 1,512,261	—	—
	—	—	—	—	7,432[8]	$ 686,459	14,835[9]	$ 1,370,309
	—	—	—	—	9,615[10]	$ 888,127	—	—
	—	—	—	—	10,178[11]	$ 940,111	18,450[12]	$ 1,704,227
	—	—	—	—	991[13]	$ 91,539	—	—
	—	—	—	—	8,700[13]	$ 803,619	—	—
	—	—	—	—	9,197[14]	$ 849,527	—	—
	—	—	—	—	17,305[14]	$ 1,598,463	—	—
Merdad V. Parsey M.D., Ph.D.	196	—	$65.38	11/10/2029	—	—	—	—
	82,120	—	$72.34	3/10/2030	—	—	—	—
	90,712	6,048	$63.91	3/10/2031	—	—	—	—
	10,729	53,647	$57.92	3/10/2032	—	—	—	—
	33,250	42,750	$79.50	3/10/2033	—	—	—	—
	—	89,660	$75.12	3/10/2034	—	—	—	—
	—	—	—	—	18,560[4]	$ 1,714,387	—	—
	—	—	—	—	54,340[5]	$ 5,019,386	—	—
	—	—	—	—	12,654[6]	$ 1,168,869	—	—
	—	—	—	—	16,372[7]	$ 1,512,261	—	—
	—	—	—	—	7,575[8]	$ 699,684	15,120[9]	$ 1,396,634
	—	—	—	—	9,800[10]	$ 905,238	—	—
	—	—	—	—	10,373[11]	$ 958,200	18,810[12]	$ 1,737,480
	—	—	—	—	1,039[13]	$ 95,972	—	—
	—	—	—	—	8,700[13]	$ 803,619	—	—
	—	—	—	—	9,374[14]	$ 865,876	—	—
	—	—	—	—	17,640[14]	$ 1,629,407	—	—
Deborah H. Telman	27,348	21,272	$60.75	7/25/2032	—	—	—	—
	20,390	26,215	$79.50	3/10/2033	—	—	—	—
	—	54,980	$75.12	3/10/2034	—	—	—	—
	—	—	—	—	4,646[8]	$ 429,131	9,270[9]	$ 856,270
	—	—	—	—	6,011[10]	$ 555,202	—	—
	—	—	—	—	6,360[11]	$ 587,468	11,530[12]	$ 1,065,026
	—	—	—	—	3,601[14]	$ 332,624	—	—
	—	—	—	—	8,229[15]	$ 760,113	—	—
	—	—	—	—	5,749[14]	$ 531,035	—	—
	—	—	—	—	10,815[14]	$ 998,982	—	—

[1] The options granted under the Equity Incentive Plans vest over a four-year period at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the optionee's employment. Each option is exercisable over a period not to exceed the contractual term of ten years from the grant date.

(2) The exercise price per share of each option granted was equal to the closing market price of our common stock on the grant date or the closing market price on the day before the grant date if the grant date was not a trading day.

(3) Stock awards granted under the Equity Incentive Plans accrue forfeitable dividend equivalents that are subject to the same vesting and other terms and conditions as the corresponding stock awards. Dividend equivalents are accumulated and paid in cash when and to the extent that the underlying shares vest.

(4) Represents the number of shares of our common stock that have accrued under the first revenue subtranche of the 2022 performance shares, as described in footnote 5 to the 2024 Grants of Plan-Based Awards table on page 75, based on attainment of the applicable revenue goal at 200% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation & Talent Committee, subject to certain accelerated vesting provisions in the event of death, disability or a qualifying retirement before that date. The shares were released on February 4, 2025.

(5) Represents the number of shares of our common stock that will vest and become issuable pursuant to the Relative TSR tranche of the 2022 performance shares, as described in footnote 5 to the 2024 Grants of Plan-Based Awards table on page 75, based on attainment of the relative TSR goal at 200% of the target level. The shares were released on February 4, 2025.

(6) Represents the number of shares of our common stock that have accrued under the second revenue subtranche of the 2022 performance shares, as described in footnote 5 to the 2024 Grants of Plan-Based Awards table on page 75, based on attainment of the applicable revenue goal at 136% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation & Talent Committee, subject to certain accelerated vesting provisions in the event of death, disability or a qualifying retirement before that date. The shares were released on February 4, 2025.

(7) Represents the number of shares of our common stock that have accrued under the third revenue subtranche of the 2022 performance shares, as described in footnote 5 to the 2024 Grants of Plan-Based Awards table on page 75, based on attainment of the applicable revenue goal at 176% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation & Talent Committee, subject to certain accelerated vesting provisions in the event of death, disability or a qualifying retirement before that date. The shares were released on February 4, 2025.

(8) Represents the number of shares of our common stock that have accrued under the first revenue subtranche of the 2023 performance shares, as described in footnote 6 to the 2024 Grants of Plan-Based Awards table on page 75, based on attainment of the applicable revenue goal at 136% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation & Talent Committee, subject to certain accelerated vesting provisions in the event of death, disability or a qualifying retirement before that date.

(9) Represents the number of shares of our common stock that will vest and become issuable pursuant to the Relative TSR tranche of the 2023 performance shares, as described in footnote 6 to the 2024 Grants of Plan-Based Awards table on page 75, assuming the established performance goal is attained at the target level.

(10) Represents the number of shares of our common stock that have accrued under the second revenue subtranche of the 2023 performance shares, as described in footnote 6 to the 2024 Grants of Plan-Based Awards table on page 75, based on attainment of the applicable revenue goal at 176% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation & Talent Committee, subject to certain accelerated vesting provisions in the event of death, disability or a qualifying retirement before that date.

(11) Represents the number of shares of our common stock that have accrued under the first revenue subtranche of the 2024 performance shares, as described in footnote 7 to the 2024 Grants of Plan-Based Awards table on page 75, based on attainment of the applicable revenue goal at 176% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation & Talent Committee, subject to certain accelerated vesting provisions in the event of death, disability or a qualifying retirement before that date.

(12) Represents the number of shares of our common stock that will vest and become issuable pursuant to the Relative TSR tranche of the 2024 performance shares, as described in footnote 7 to the 2024 Grants of Plan-Based Awards table on page 75, assuming the established performance goal is attained at the target level.

(13) Represents time-based RSU awards under the 2004 Plan that vest at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the awardee's employment over the next 36 months.

(14) Represents time-based RSU awards under the 2022 Plan that vest at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the awardee's employment over the next 36 months.

(15) Represents time-based RSU awards under the 2022 Plan that vest at the rate of 33% on the first anniversary of the grant date and 33% on each subsequent anniversary during the awardee's employment over the next two years.

2024 Option Exercises and Stock Vested

The following table shows the number of shares acquired upon exercise of stock options and vesting of RSUs and/or performance shares for each of our NEOs during the year ended December 31, 2024.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise[1]	Number of Shares Acquired on Vesting	Value Realized on Vesting[2]
Daniel P. O'Day	—	—	240,702	$ 18,787,081
Andrew D. Dickinson	248,645	$ 5,536,695	76,607	$ 5,980,192
Johanna Mercier	—	—	75,068	$ 5,859,871
Merdad V. Parsey, M.D., Ph.D.	195,413	$ 5,786,363	78,486	$ 6,125,893
Deborah H. Telman	—	—	14,758	$ 1,134,208

[1] Option awards value realized is determined by multiplying (i) the amount by which the market price of our common stock at the time of exercise exceeded the exercise price by (ii) the number of shares of common stock for which the options were exercised.

[2] Stock awards value realized is determined by multiplying (i) the closing market price of our common stock on the vesting date by (ii) the number of shares of common stock that vested on that date.

2024 Nonqualified Deferred Compensation

The following table shows the contributions, earnings and account balances as of 2024 fiscal year end for our NEOs under our Deferred Compensation Plan:

Name	Executive Contributions in Last Fiscal Year	Company Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year[1]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year-End[2]
Daniel P. O'Day	$ —	$ 750,000[3]	$ 567,516	$ —	$ 5,676,749
Andrew D. Dickinson	$ 471,168[4]	$ —	$ 62,435	$ —	$ 650,338
Johanna Mercier	$ —	$ —	$ —	$ —	$ —
Merdad V. Parsey, M.D., Ph.D.	$ —	$ —	$ 23,656	$ —	$ 1,911,342
Deborah H. Telman	$ 1,395,675[5]	$ —	$ 180,921	$ —	$ 1,681,587

[1] The reported amounts correspond to a composite of the actual market earnings on a group of investment funds selected by the applicable NEOs for purposes of tracking the notional investment return on his or her balance for the 2024 fiscal year.

[2] Includes the following amounts reported as compensation to the NEOs in prior year Summary Compensation Tables: $3,861,548 for Mr. O'Day, $105,240 for Mr. Dickinson, $1,848,353 for Dr. Parsey and $93,687 for Ms. Telman.

[3] Represents $750,000 of deferred other compensation reported as "All Other Compensation" in the 2024 Summary Compensation Table for Mr. O'Day.

[4] Includes deferred salary of $156,307 reported in the 2024 Summary Compensation Table and $314,861 reported as "Non-Equity Incentive Plan Compensation" in the 2023 Summary Compensation table for Mr. Dickinson.

[5] Includes deferred salary of $185,852 reported in the 2024 Summary Compensation Table and $1,209,823 reported as "Non-Equity Incentive Plan Compensation" in the 2023 Summary Compensation table for Ms. Telman.

2024 Potential Payments Upon Involuntary Termination or Change in Control Termination

Executive Benefits and Payments Upon Separation	Involuntary Termination Without Cause or Resignation for Good Reason[1] Without a Change in Control		Involuntary Termination Without Cause or Resignation For Good Reason Within Change in Control Protection Period		Death/Disability	
Daniel P. O'Day						
Cash severance	$	8,875,000	$	13,312,500	$	—
Pro-rata bonus	$	2,662,500[2]	$	2,662,500[2]	$	—
Equity award vesting acceleration	$	—	$	64,531,375[3]	$	64,531,375[3]
Benefits and perquisites:						
Lump sum to cover COBRA costs	$	43,818	$	65,727	$	—
Outplacement services	$	10,950	$	10,950	$	—
Total	$	11,592,268	$	80,583,052	$	64,531,375
Andrew D. Dickinson						
Cash severance	$	2,725,000	$	5,450,000	$	—
Pro-rata bonus	$	1,090,000[2]	$	1,090,000[2]	$	—
Equity award vesting acceleration	$	—	$	22,967,130[3]	$	22,967,130[3]
Benefits and perquisites:						
Lump sum to cover COBRA costs	$	60,580	$	100,966	$	—
Outplacement services	$	7,950	$	7,950	$	—
Total	$	3,883,530	$	29,616,046	$	22,967,130
Johanna Mercier						
Cash severance	$	2,885,000	$	5,770,000	$	—
Pro-rata bonus	$	1,154,000[2]	$	1,154,000[2]	$	—
Equity award vesting acceleration	$	—	$	23,985,723[3]	$	23,985,723[3]
Benefits and perquisites:						
Lump sum to cover COBRA costs	$	49,410	$	82,351	$	—
Outplacement services	$	7,950	$	7,950	$	—
Total	$	4,096,360	$	31,000,024	$	23,985,723
Merdad V. Parsey, M.D., Ph.D.						
Cash severance	$	2,867,500	$	5,735,000	$	—
Pro-rata bonus	$	1,147,000[2]	$	1,147,000[2]	$	—
Equity award vesting acceleration	$	—	$	24,223,493[3]	$	24,223,493[3]
Benefits and perquisites:						
Lump sum to cover COBRA costs	$	48,931	$	81,552	$	—
Outplacement services	$	7,950	$	7,950	$	—
Total	$	4,071,381	$	31,194,995	$	24,223,493
Deborah H. Telman						
Cash severance	$	2,432,500	$	4,865,000	$	—
Pro-rata bonus	$	973,000[2]	$	973,000[2]	$	—
Equity award vesting acceleration	$	—	$	9,054,863[3]	$	9,054,863[3]
Benefits and perquisites:						
Lump sum to cover COBRA costs	$	38,090	$	63,483	$	—
Outplacement services	$	7,950	$	7,950	$	—
Total	$	3,451,540	$	14,964,296	$	9,054,863

[1] Per the terms of his offer letter, all such amounts are also payable to Mr. O'Day in the event of his resignation for Good Reason. The other NEOs are also entitled to all listed amounts other than the equity award vesting acceleration on a resignation following a required relocation, without consent, to a new work location that is more than 50 miles from the executive's previous work location under the Severance Plan.

[2] Amount reflects the pro-rated target bonus for the year of termination pursuant to the Severance Plan.

[3] Amount reflects $92.37 (our closing stock price on December 31, 2024) multiplied by the number of shares covered by each accelerating award and for stock options, less the applicable exercise price. The 2022 relative TSR performance shares reflect payout at 200% of target. The 2022 revenue-based performance shares reflect payout at 171% of target (200% for the first subtranche, 136% for the second subtranche, 176% for the third subtranche). The 2023 relative TSR performance shares assume payout at 100% of target. The 2023 revenue-based performance shares assumes payout at 137% of target (136% for the first subtranche, 176% for the second subtranche, 100% for the third subtranche). The 2024 relative TSR performance shares assume payout at 100% of target. The 2024 revenue-based performance shares assume payout at 125% of target (176% for the first subtranche, 100% for the second subtranche, 100% for the third subtranche).

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance of the Company. For further information regarding our pay for performance philosophy and how we align executive compensation with the Company's performance, refer to the "Compensation Discussion and Analysis" on page 50.

Year	Summary Compensation Table Total for Mr. O'Day[1]	Compensation Actually Paid to Mr. O'Day[2]	Average Summary Compensation Table Total for Other NEOs[3]	Average Compensation Actually Paid to Other NEOs[4]	Value of Initial Fixed $100 Investment Based on:		Net Income (in millions)[7]	Net Product Revenue (in millions)[8]
					Total Shareholder Return[5]	Peer Group Total Shareholder Return[6]		
2024	$ 23,689,392	$ 44,785,379	$ 7,725,458	$ 14,186,970	$ 174	$ 118	$ 480	$ 28,610
2023	$ 22,607,690	$ 15,483,783	$ 7,588,163	$ 5,469,137	$ 147	$ 119	$ 5,613	$ 26,934
2022	$ 21,621,253	$ 54,965,255	$ 7,874,828	$ 18,182,586	$ 150	$ 114	$ 4,566	$ 26,982
2021	$ 19,229,466	$ 31,485,348	$ 6,279,776	$ 9,693,178	$ 121	$ 126	$ 6,201	$ 27,008
2020	$ 18,998,095	$ 16,117,322	$ 6,616,768	$ 6,126,435	$ 93	$ 126	$ 89	$ 24,355

[1] The dollar amounts reported are the amounts reported in the "Total" column of the Summary Compensation Table for our Chairman and Chief Executive Officer, Mr. O'Day.

[2] The dollar amounts reported represent the amount of "compensation actually paid", as computed in accordance with SEC rules, for Mr. O'Day. The dollar amounts do not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation to determine the compensation actually paid:

Year	Summary Compensation Table Total for Mr. O'Day	Less: Summary Compensation Table Reported Value of Equity Awards[a]	Plus: Equity Award Adjustments[b]	Equals: Compensation Actually Paid to Mr. O'Day
2024	$ 23,689,392	$ 16,551,827	$ 37,647,814	$ 44,785,379
2023	$ 22,607,690	$ 15,615,056	$ 8,491,149	$ 15,483,783
2022	$ 21,621,253	$ 14,353,915	$ 47,697,917	$ 54,965,255
2021	$ 19,229,466	$ 13,139,064	$ 25,394,946	$ 31,485,348
2020	$ 18,998,095	$ 11,513,097	$ 8,632,324	$ 16,117,322

[a] Represents the aggregate grant-date fair value of equity awards as reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

[b] The equity award adjustments for each applicable year were as set forth in the table below. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted during the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested during the Year	Value of Dividend Equivalents Accrued or Other Earnings Paid on Stock Awards Not Otherwise Reflected in Fair Value	Total Equity Award Adjustments
2024	$ 23,956,270	$ 13,333,936	$ (1,033,888)	$ 1,391,496	$ 37,647,814
2023	$ 12,525,814	$ (2,481,113)	$ (2,859,625)	$ 1,306,073	$ 8,491,149
2022	$ 34,153,918	$ 14,183,571	$ (1,966,582)	$ 1,327,010	$ 47,697,917
2021	$ 17,162,219	$ 6,011,125	$ 707,262	$ 1,514,340	$ 25,394,946
2020	$ 8,885,442	$ (1,693,496)	$ 409,911	$ 1,030,467	$ 8,632,324

[3] The dollar amounts reported represent the average of the amounts reported for our NEOs as a group (excluding our CEO) in the "Total" column of the Summary Compensation Table in each applicable year. The NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2024, 2023 and 2022, Andrew D. Dickinson, Johanna Mercier, Merdad V. Parsey and Deborah H. Telman; and (ii) for 2021 and 2020, Andrew D. Dickinson, Johanna Mercier, Merdad V. Parsey and Brett A. Pletcher.

[4] The dollar amounts reported represent the average amount of "compensation actually paid" to the NEOs identified in footnote 3, as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amount of compensation earned by or paid to any NEO during the applicable year. In accordance with SEC rules, the following adjustments were made to average total compensation for the NEOs for each year to determine the compensation actually paid:

Year	Average Reported Summary Compensation Table Total for Other NEOs	Less: Summary Compensation Table Average Reported Value of Equity Awards	Plus: Average Equity Award Adjustments[a]	Equals: Average Compensation Actually Paid to Other NEOs
2024	$ 7,725,458	$ 4,828,738	$ 11,290,250	$ 14,186,970
2023	$ 7,588,163	$ 4,809,225	$ 2,690,199	$ 5,469,137
2022	$ 7,874,828	$ 4,961,052	$ 15,268,810	$ 18,182,586
2021	$ 6,279,776	$ 3,625,534	$ 7,038,936	$ 9,693,178
2020	$ 6,616,768	$ 3,087,064	$ 2,596,731	$ 6,126,435

[a] The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted During the Year	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Average Value of Dividend Equivalents Accrued or Other Earnings Paid on Stock Awards Not Otherwise Reflected in Fair Value	Total Average Equity Award Adjustments
2024	$ 6,878,321	$ 4,260,282	$ (282,467)	$ 434,114	$11,290,250
2023	$ 3,955,902	$ (789,322)	$ (879,498)	$ 403,117	$ 2,690,199
2022	$11,751,514	$ 3,365,229	$ (289,102)	$ 441,169	$15,268,810
2021	$ 4,989,853	$ 1,461,574	$ 271,571	$ 315,938	$ 7,038,936
2020	$ 2,488,166	$ (365,446)	$ 269,145	$ 204,866	$ 2,596,731

[5] Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between our share price at the end of each year shown and the beginning of the measurement period by our share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2019.

[6] The peer group used for this purpose is Nasdaq Biotechnology Index.

[7] The dollar amounts reported represent the amount of net income reflected in our Consolidated Statements of Income included in our Annual Report on Form 10-K for the applicable year. Our 2022 net income included a $2.7 billion partial impairment charge related to certain IPR&D assets acquired from Immunomedics, Inc. Our 2024 net income included $4.2 billion partial impairment charges related to certain IPR&D assets acquired from Immunomedics, Inc.

[8] The dollar amounts reported represent the amount of net product sales revenue reflected in our Consolidated Statements of Income included in our Annual Report on Form 10-K for the applicable year. Total full year 2024 product sales of $28,610 increased by 6% compared to the same period in 2023, with higher HIV, Liver Disease, and Oncology sales.

Financial Performance Measures

As described in greater detail in "Executive Compensation – Compensation Discussion and Analysis" on page 50, our executive compensation program reflects a pay-for-performance philosophy, with a focus not only on the successful progression of research programs, clinical trials and the launch of new products but also on performance across a range of shorter-term metrics that advance our long-term strategy and longer-term value creation for our stockholders. The metrics that we use for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our company for our stockholders. As required by Item 402(v), the most important financial performance measures used by the Company to link compensation actually paid to the NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

a. Net Product Revenue
b. Relative TSR
c. Non-GAAP Operating Income

Analysis of the Information Presented in the Pay versus Performance Table

While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table on page 82. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid Versus TSR 2020 – 2024



Compensation Actually Paid Versus Net Income 2020 – 2024



Compensation Actually Paid Versus Net Revenue 2020 – 2024



Stockholder Proposals

Stockholder Proposal Requesting the CEO Pay Ratio Factor Be Included in the Company's Executive Compensation Programs

Jing Zhao has submitted a stockholder proposal for consideration at the Annual Meeting. We will furnish the address for the proponent upon receipt of a request to the Corporate Secretary for such information. We have been notified that Mr. Zhao has continuously held 60 shares of our common stock since at least March 6, 2019.

If properly presented at the Annual Meeting, our Board unanimously recommends a vote "AGAINST" the following proposal. The resolution being submitted by Mr. Zhao to the stockholders for approval is as follows:

Stockholder Proposal

Stockholder Proposal to Improve Executive Compensation Program

Resolved: stockholders recommend that Gilead Sciences, Inc. (our Company) improve the executive compensation programs to include the CEO pay ratio factor.

Supporting Statement

The American corporate boards and executives have become a class of oligarchy, as defined by Aristotle, according to his _Politics_. In this great classic, Aristotle demonstrated that in a stable polis, the ratio of the rich citizen's land to the poor citizen's land should not be over 5 to 1. Our Company's CEO pay ratio is 110 to 1 in 2023 (2024 Notice of Annual Meeting of Stockholders and Proxy Statement p.67), jumped from 89 to 1 in 2022 (2023 Notice of Annual Meeting of Stockholders and Proxy Statement p.79).

America's ballooning executive compensation is not sustainable for the economy, and there is no rational methodology to decide the executive compensation, particularly because there is no consideration of the CEO pay ratio. The Economic Policy Institute found that "From 1978–2023, top CEO compensation shot up 1,085%, compared with a 24% increase in a typical worker's compensation. In 2023, CEOs were paid 290 times as much as a typical worker—in contrast to 1965, when they were paid 21 times as much as a typical worker."[1] The CEO pay ratios of big Japanese and European companies are much less than of big American companies. The increase of disparity of income has a direct negative impact on American social instability.

Adam Smith said: "Wealth, as Mr Hobbes says, is power." America has a long history to check and balance power. The public gives the board the power to run the corporate business without organized unions in most American big companies, and without employee representation in the board; and the board is nominated and elected without any competition. To increase the executive wealth (compensation) irregularly, irrationally, and unreasonably is to abuse the power. Shareholders in JPMorgan Chase & Co., Intel, Netflix, Salesforce and other big companies rejected sky-high executive pay packages in 2022, 2023, and 2024.

Human nature has not changed dramatically. The Company has the flexibility to reform the Compensation and Talent Committee to improve the executive compensation programs to include the CEO pay ratio factor.

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[1] By Josh Bivens, Elise Gould, and Jori Kandra, September 19, 2024.

Our Board Recommends a Vote AGAINST This Proposal

Our executive compensation program is designed through thoughtful application of a combination of pay elements to promote an adept, driven executive team whose incentives align with Gilead's and stockholder interests. We believe that given our strong existing executive compensation practices and policies, which have historically received broad stockholder support, the adoption of this proposal is unnecessary, and its implementation would not meaningfully enhance our executive compensation program.

Our Current Executive Compensation Program is Strategically Designed to Align with Stockholder Interests and Gilead's Performance

Our Compensation and Talent Committee reviews our executive compensation programs, payment criteria, goals and pay outcomes annually to maintain programs that are fair, aligned with stockholder expectations and deliver pay that is aligned with Gilead's performance:

- ▶ Our executive compensation program is designed to recognize both short- and long-term successes, and a substantial portion of an executive's target total direct compensation is at-risk and tied directly to Gilead's performance;

- ▶ Our annual incentive plan aligns pay to Gilead's performance through rigorous annual incentive metrics with financial metrics weighted at 50% and strategic metrics comprising the other 50%;

- ▶ Our long-term incentive plan aligns pay with the long-term interests of our stockholders and provides value based on stock price appreciation, relative Total Stockholder Return growth and achievement of financial goals; and

- ▶ We maintain "best-in-class" governance standards for the oversight of our executive compensation program and practices.

As described in more detail under "Compensation Discussion and Analysis," a significant portion of our executive compensation is performance-based and dependent upon Gilead's success in creating long-term value for our stockholders. In addition, we take a holistic perspective in establishing total compensation for our executive officers, considering internal pay equity that recognizes officers' relative experience, responsibilities and individual capabilities in addition to external market compensation practices. We believe this approach helps us attract and retain the most talented executives to help drive innovation, creativity, growth and long-term value for our stockholders. The proposal would interfere with our carefully designed executive compensation program, which we believe is not only effective but integral to our success.

The SEC's Required CEO Pay Ratio Calculation Is Not a Meaningful Input to Our Executive Compensation Program

Our Compensation and Talent Committee does not believe that the CEO pay ratio should factor into Gilead's compensation philosophy or objectives or guide its executive compensation decisions. The CEO pay ratio is required by SEC rules and is simply a mathematical result derived from two components – the annual total compensation of a company's CEO, as determined under SEC rules, and the median of the annual total compensation of all employees of the company other than the CEO. CEO pay ratios vary widely from company to company, as the determination of the median compensated employee and the amount of that compensation is influenced by a wide variety of factors such as differences in the composition and location of companies' workforces, areas of business and other circumstances. Both the compensation of Gilead's CEO and the compensation of our employees are the result of thoughtful decisions based on individual and company performance, as well as the competitive market for talent. Factoring the CEO pay ratio into these determinations would severely limit our ability to attract and retain critical talent in highly competitive markets. Consequently, the CEO pay ratio itself is not a meaningful factor in setting executive compensation and does not provide stockholders with decision-useful insight into how our executive compensation program compares to those of other companies.

Stockholders Have Overwhelmingly Supported Our Executive Compensation Program

Gilead recognizes the value of and is committed to engaging with our stockholders. We believe strong corporate governance includes proactive outreach and engagement with our stockholders on a regular basis throughout the year to better understand the issues that are important to them. This enables us to meaningfully and effectively address these matters and to drive improvements in our policies, communications and other areas. As described in more detail under "Our Stockholder Outreach and Engagement," our senior leadership team engages with investors on a variety of topics in a number of forums, including in quarterly earnings calls, investor and industry conferences, analyst meetings and individual corporate governance and corporate responsibility discussions with stockholders. In addition, our Lead Independent Director participates in investor meetings and shares the investor views expressed in these meetings with the full Board. These conversations are with respect to a variety of topics, including our executive compensation program and philosophy. Among the key topics discussed with stockholders in 2024 were the Company's executive stock ownership guidelines and the strategic goals and financial metrics of our short-term and long-term incentive plans in our executive compensation program. During these engagements, stockholders have not expressed a desire for us to incorporate the CEO pay ratio as an element of our executive compensation program.

In addition, our stockholders have consistently and overwhelmingly endorsed our pay practices. Most recently, at our 2024 annual meeting of stockholders, our stockholders supported our advisory proposal to approve Gilead's executive compensation by approximately 91.3% of the votes cast, similar to the levels of support expressed at our 2023 (90.9%) and 2022 (91.3%) annual meetings of stockholders.

✖ Our Board unanimously recommends a vote "AGAINST" Proposal 4.

PROPOSAL

5

Stockholder Proposal Requesting an Independent Board Chair Policy

John Chevedden has submitted a stockholder proposal for consideration at the Annual Meeting. We will furnish the address for the proponent upon receipt of a request to the Corporate Secretary for such information. We have been notified that Mr. Chevedden has continuously held 150 shares of our common stock since at least October 1, 2021.

If properly presented at the Annual Meeting, our Board unanimously recommends a vote "AGAINST" the following proposal. The resolution being submitted by Mr. Chevedden to the stockholders for approval is as follows:

Stockholder Proposal

Proposal 5 – Support an Independent Board Chairman


FOR
Shareholder
Rights

Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO as follows:

Selection of the Chairman of the Board the Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer.

Whenever possible, the Chairman of the Board shall be an Independent Director. The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis. This policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

Previously this proposal topic received 44%-support from Gilead Sciences shareholders.

A lead director is no substitute for an independent board chairman. A lead director cannot call a special shareholder meeting and cannot even call a special meeting of the board. A lead director can delegate most of his lead director duties to others and then simply rubber-stamp it. There is no way shareholders can be sure of what goes on.

With the current CEO serving as Chair this means giving up a substantial check and balance safeguard that can only occur with an independent Board Chairman.

It is important to have an independent Board Chairman given the context of the stagnate Gilead Sciences long-term stock performance during a robust stock market. The Gilead stock price was at $84 in 2020 and at only $87 in late 2024. Giving the 2 most important Gilead jobs to one person is not working at Gilead.

Please vote yes:

Support an Independent Board Chairman – Proposal 5

Our Board Recommends a Vote AGAINST This Proposal

Our Board's View Aligns with Recent Stockholder Votes on this Issue

In 2013-2015 and 2017-2022, our Board carefully considered stockholder proposals requesting that our Board adopt a policy that the Chairperson of the Board be an independent director. In each of those votes, the majority of shares were voted AGAINST the proposals. Our Board continues to believe that stockholder interests are best served when the Board has the flexibility to determine the best person to serve as Chairperson, and that the robust duties of our Lead Independent Director provide strong independent Board leadership. Our Board recommends a vote AGAINST this proposal.

The Board Should Have Flexibility to Choose an Appropriate Governance Structure Tailored to the Needs of Gilead

One of the most important tasks undertaken by a board is to select the leadership of the board and the company. In order to execute this critical function most effectively and in the best interest of our stockholders, our Board needs the flexibility to design Gilead's board leadership structure based on the circumstances at the time. Our Board is composed of directors with diverse backgrounds, experiences and perspectives, as well as extensive knowledge about Gilead's business and our industry, and is best positioned to evaluate the optimal Board leadership structure.

Our current policy enables our Board to choose a leadership structure that can be tailored to the strengths of Gilead's officers and directors and best addresses Gilead's evolving and highly complex business. The policy also allows our Board to make changes in the company's leadership structure when the Board believes that such actions are in the best interests of the company and its stockholders. Departing from Gilead's current policy would unduly impair our Board's ability to select the director it believes is best suited to serve as Chairperson based on the circumstances at the time.

The independent directors review this structure on a regular basis to ensure that it continues to serve the best interests of Gilead. As part of this review, the Board incorporates feedback from investors gained through our year-round stockholder engagement efforts. In addition, our annual Board self-assessment process evaluates the effectiveness of the Board, the Chairperson's leadership of the Board and our Lead Independent Director. Our Board has determined that it is currently in the best interests of Gilead to have a powerful Lead Independent Director in addition to our Chairperson of the Board.

In May 2024, our Board unanimously appointed Anthony Welters as our Lead Independent Director, in recognition of his leadership experience, in-depth knowledge of Gilead and demonstrated commitment to the role. Having served as a director on the Board since 2020, he has developed deep knowledge of our operations and business cycles. Mr. Welters has significant leadership experience on other public boards and in the healthcare industry. In addition, he has extensive experience in the health insurance and managed care industry and has demonstrated his commitment to delivering healthcare to underserved communities. Given his proven leadership capability, breadth of industry experience and business success, our Board believes Mr. Welters is a strong and effective Lead Independent Director.

Mr. O'Day's Role as Our Chairman of the Board is in the Best Interests of Gilead and its Stockholders

The independent directors of our Board have concluded that it is currently in the best interests of Gilead and its stockholders for Mr. O'Day to serve as our Chairman of the Board (in addition to his role as Chief Executive Officer) because it best positions Mr. O'Day to effectively drive future strategy and decision-making for our organization.

In addition to Mr. O'Day's public, private and non-profit board experience, he has a track record of success in highly scientific and competitive therapeutic areas, deep understanding of the evolving healthcare environment around the world and unwavering commitment to driving innovation across all aspects of a business.

Our Lead Independent Director Ensures Our Board's Independent Leadership and Accountability

We believe the robust duties of our Lead Independent Director empower our independent directors to provide effective guidance and oversight of management, including our Chief Executive Officer. The role of Lead Independent Director at Gilead is modeled on the role of an independent Chairperson, ensuring a strong, independent and active Board of Directors. As set forth in the Lead Independent Charter adopted by our Board, the Lead Independent Director has clearly delineated and comprehensive duties. These duties include:

▶ Consulting with the Chairperson as to an appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly while not interfering with ongoing company operations;

▶ Consulting with the Chairperson regarding and approving the information, agenda and schedules of meetings of the Board of Directors and Board committees;

▶ Advising the Chairperson as to the information necessary or appropriate for the independent directors to effectively and responsibly perform their duties and provide feedback on the quality, quantity and timeliness of information submitted by management;

▶ Advising the Board of Directors and its committees on the retention of advisers and consultants who report directly to the Board of Directors;

▶ Calling meetings of the independent directors, as appropriate;

▶ Chairing meetings of the Board of Directors when the Chairperson is not present or when otherwise appropriate, including all executive sessions of independent directors;

▶ Serving as principal liaison between the independent directors and the Chairperson and between the independent directors and senior management;

▶ Providing independent directors with adequate opportunities to meet and discuss issues in meetings of the independent directors;

▶ Encouraging director participation by fostering an environment of open dialogue and constructive feedback among independent directors;

▶ Communicating to management, as appropriate, the results of private discussions among independent directors;

▶ Facilitating the effective functioning of key Board committees and providing input on functioning of the committees, when required;

▶ Participating on ad-hoc committees established to deal with extraordinary matters, such as investigations and mergers and acquisitions;

▶ Providing guidance on director succession and development;

▶ Ensuring Board agendas provide the Board with the ability to periodically review and provide input on the company's long-term strategy and to monitor management's execution of the long term-strategy;

▶ Unless otherwise directed by the Board, serving as the independent directors' representative in crisis situations;

▶ Monitoring, in collaboration with the Nominating and Corporate Governance Committee, conflicts of interest of all directors, including the Chief Executive Officer;

▶ Participating, in collaboration with the Compensation and Talent Committee, in succession planning for the Chief Executive Officer and in talent retention and development programs for members of senior management;

▶ Responding, as appropriate, to stockholder and other stakeholder questions and comments that are directed to the Lead Independent Director or to the independent directors as a group, with such consultation with the Chairperson and other directors as the Lead Independent Director may deem appropriate;

▶ Representing independent directors in communications with other stakeholders, as required; and

▶ Performing such other duties as the Board of Directors may from time to time delegate.

In addition, as required by our Board Guidelines, Gilead's independent directors meet without executive management on a routine basis to review, among other things, Gilead's strategy, performance, management effectiveness and succession planning.

Our Corporate Governance Practices Empower Our Independent Directors to Select the Right Leadership Structure as Gilead Navigates Changing Conditions

Gilead's strong corporate governance policies and practices provide our independent directors with the ability to effectively oversee our management and make well-informed decisions about critical issues, such as the Board's leadership structure.

▶ *Substantial majority of our directors are independent.* Currently, eight out of the nine director nominees are independent.

▶ *Fully independent Board committees.* All members of the Board's committees—the Audit Committee, the Compensation and Talent Committee, the Nominating and Corporate Governance Committee and the Science Committee—are "independent" in accordance with or as defined in the rules adopted by the SEC and Nasdaq and Gilead's own Board Guidelines. This ensures that oversight of critical matters such as the integrity of our financial statements, the compensation of our executive officers, the selection and evaluation of directors, the development of corporate governance principles and oversight of our scientific strategies is entrusted to independent directors.

▶ *Annual Board and committee evaluations.* Our Lead Independent Director conducts an annual assessment of the Board, the Chairperson's Board leadership and committees of the Board to evaluate their effectiveness.

▶ *Independent evaluation of Chief Executive Officer performance.* Our Compensation and Talent Committee, which is fully independent, is responsible for performing an annual evaluation of the Chief Executive Officer against his performance objectives.

▶ *Ongoing Board refreshment.* Our Nominating and Corporate Governance Committee regularly evaluates the Board's composition to ensure a diversity of perspectives and skillsets to oversee management's execution of our strategy.

▶ *Ability to consult with external advisers.* Our Lead Independent Director has the authority to engage outside advisers and consultants as he deems appropriate to fulfill his responsibilities.

▶ *Established corporate governance guidelines.* We maintain strong corporate governance policies and practices. Information regarding our corporate governance initiatives, including our Board Guidelines and the charter for each Board committee, can be found on our website at www.gilead.com on the Investors page under "Corporate Governance."

We believe that the interests of our stockholders will be best served by maintaining our Board's flexibility in determining the board leadership structure that is best suited to the needs of Gilead at any particular time.

✖ **Our Board unanimously recommends a vote "AGAINST" Proposal 5.**

Stockholder Proposal Requesting a Comprehensive Human Rights Policy and Human Rights Due Diligence Process

Mercy Investment Services, Inc. ("Mercy) and co-filers have submitted a stockholder proposal for consideration at the Annual Meeting. We have been notified that Mercy has continuously held shares of our common stock worth at least $2,000 since at least November 22, 2021. We will furnish the address for Mercy and the name, address and known shareholdings for the co-filers of this proposal upon receipt of a request to the Corporate Secretary for such information.

If properly presented at the Annual Meeting, our Board unanimously recommends a vote "AGAINST" the following proposal. The resolution being submitted by Mercy and co-filers to the stockholders for approval is as follows:

Stockholder Proposal

RESOLVED, that shareholders of Gilead Sciences Inc. ("Gilead" or the "Company") urge the board of directors to adopt a comprehensive human rights policy covering Gilead's operations, activities, business relationships, and products, that commits Gilead to respecting internationally recognized human rights, including the right to health, and to conducting human rights due diligence ("HRDD") to identify, prevent, mitigate, and remedy the most salient adverse human rights impacts caused by Gilead's or a supplier's activities.

Supporting Statement

The United Nations Guiding Principles on Business and Human Rights (the "UNGPs") state that businesses should adopt a human rights policy committing them to respecting internationally recognized human rights.[1] Although Gilead has a supplier code of conduct, it does not have a comprehensive human rights policy that applies to its own operations and commits Gilead to respecting the human right to health.

The Universal Declaration of Human Rights states, "Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including . . . medical care."[2] Article 12.1 of the International Covenant on Economic, Social, and Cultural Rights "recognize[s] the right of everyone to the enjoyment of the highest attainable standard of physical and mental health."[3] Access to medicines is a key element of the right to health. Target 3.8 of Sustainable Development Goal 3 assesses progress toward "access to safe, effective, quality and affordable essential medicines and vaccines for all."[4] As a global pharmaceutical company, we believe Gilead should commit to respecting this right.

Gilead has been criticized for limiting access to its lifesaving HIV medications. Its recent deal licensing to six generics manufacturers the right to sell the "game-changing"[5] long-acting lenacapavir has been faulted for sidestepping the Medicines Patent Pool and for its inadequate geographic reach.[6] Lenacapavit's annual U.S. price of over $40,000 also inhibits access.[7] Gilead recently settled one case and faces a much larger one claiming that its delay in seeking approval for a safer form of tenofovir out of a desire to fully exploit its exclusivity period for its already FDA-approved but much more toxic form of the drug caused kidney and bone damage that killed patients.[8]

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[1] https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf, at 15-16
[2] https://www.ohchr.org/en/human-rights/universal-declaration/translations/english
[3] www.ohchr.org/en/instruments-mechanisms/instruments/international-covenant-economic-social-and-cultural-rights; https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7605313/
[4] www.un.org/en/development/desa/population/migration/generalassembly/docs/globalcompact/A_RES_70_1_E.pdf
[5] https://www.unaids.org/en/resources/presscentre/pressreleaseandstatementarchive/2024/july/20240710_lenacapavir
[6] https://www.citizen.org/news/hiv-breakthrough-drug-licensing-deal-marks-significant-but-flawed-step-for-access/
[7] https://msfaccess.org/activists-aids2024-demand-break-gileads-lenacapavir-monopoly-gileads-price-100000-higher-target
[8] https://www.statnews.com/2024/08/16/gilead-suit-patent-hopping-hiv-treatment/

The UNGPs also state that respecting human rights requires companies to establish an HRDD process to identify, prevent, mitigate and remedy human rights impacts.[9] Gilead does not appear to have established such a process, nor has it disclosed any human rights impact assessments resulting from HRDD it has conducted. The supplier code's requirement that suppliers conduct HRDD to identify and address human rights risks[10] would not identify adverse impacts of Gilead's own operations; also, suppliers' incentives, including those created by purchasing practices, may discourage them from undertaking robust HRDD.[11] Conducting HRDD covering its own operations and those of its suppliers would give Gilead a full picture of its human rights risks and impacts.

Our Board Recommends a Vote AGAINST This Proposal

We Have a Strong Record Reflecting our Human Rights Commitments and Efforts

Our core values—integrity, inclusion, teamwork, accountability and excellence—guide us to maintain and uphold an environment built on mutual respect, openness and individual integrity. Our vision of making the world a healthier place for all people guides our commitment to ensure employees, partners and suppliers uphold our values and respect human rights.

Gilead is a six-year signatory to the United Nations Global Compact and is committed to its Ten Principles on respecting internationally proclaimed human rights, labor, environment and anti-corruption. We provide an index in our Environmental, Social, and Governance Report that maps out how our business activities are aligned with several of the United Nations Sustainable Development Goals.

We also expect our suppliers to uphold our values and standards as outlined in the Gilead Supplier Code of Conduct, which requires our suppliers to uphold the human rights of their workers and treat them with dignity and respect. We expect our suppliers to support the protection of internationally proclaimed human rights and ensure they are not complicit in any human rights abuses. Our suppliers are expected to conduct risk assessments and due diligence to identify and address potential risks to human rights within their operations as well as their supply chains, and have processes to report potential violations of law, ethics or company policies.

In addition, we are committed to equitable and affordable access to our medicines and to expanding our impact on society by addressing complex global health challenges, with a focus on people living in communities with limited resources. Gilead's programs, resources and partnerships to improve health access globally are major components of our focus on the social component of environmental, social and governance and represent how we operationalize our commitment to creating a healthier world for all. Aligned with the United Nations Sustainable Development Goal 3 on health, this commitment comes to life through our endeavors to expand access to breakthrough medications in underserved regions of the world, where health conditions have disproportionate population impacts and involve burdensome or insufficient therapies for HIV, viral hepatitis and cancer. Through a deep and dedicated focus on serving unmet needs, we strive to go beyond medicine and truly strengthen access to the world's health systems through solutions that lean into the social determinants of health. This includes innovative pricing and licensing models for resource-limited countries, community education, outreach and destigma campaigns and collaborative research with international and local leaders that helps address unique disease burdens.

In support of its request that Gilead adopt a human rights policy, this proposal states: "Gilead has been criticized for limiting access to its lifesaving HIV medications." Gilead has helped transform HIV from a devastating, fatal disease to one that can be prevented and treated. Working in close partnership with the HIV community, we have pioneered innovations that were once thought impossible—from the first single tablet treatment regimen to the first oral therapy to prevent HIV transmission. Gilead continues to work to transform the treatment and prevention of HIV with the goal of helping to end the HIV epidemic for everyone, everywhere. Our leading portfolio of HIV treatment and prevention therapies has reached millions of people around the world, and we are proud to have helped contribute to the 59% drop in new HIV transmissions since 1995. In 2023, our Zeroing In campaign awarded $3 million to eight organizations to provide services to communities disproportionately impacted by HIV in rural areas in the U.S. In 2023,

9   www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf, at 16
10   https://www.gilead.com/-/media/files/pdfs/gilead-supplier-code.pdf, at 6
11   https://betterbuying.org/the-impact-of-purchasing-practices-on-workers-human-rights/

we also partnered with the Human Rights Campaign with the goal of eradicating the stigma surrounding HIV in Black and Latiné communities and end the HIV epidemic by 2030. More recently in 2024, we launched the Setting the P.A.C.E. (Prevention, Arts and Advocacy, Community, Education) initiative, a three-year, $12.6 million commitment to increase HIV prevention, anti-stigma and health equity efforts for Black cisgender and Transgender women and girls.

A Separate Human Rights Policy is Redundant and Unnecessary

We believe that human rights is an important issue that is not static. We will continue to monitor human rights issues that are relevant to our operations around the globe and, when appropriate, make changes to our commitments, policies and practices in order to maintain our continued commitment to human rights. We will continue to use the Code of Ethics, Gilead Supplier Code of Conduct, and our stated human rights commitments as frameworks to guide our constructive engagement on human rights issues. Our human rights commitments, efforts and progress are already disclosed in our Environmental, Social, and Governance Report. Consequently, adopting the requested policy would offer minimal advantage to Gilead or its stockholders and would divert Board and management resources from more effectively managing the business.

✖ **Our Board unanimously recommends a vote "AGAINST" Proposal 6.**

PROPOSAL

7

Stockholder Proposal Requesting a Report on the Risks of the Company's DEI Practices for Contractors

Bowyer Research, Inc. on behalf of David Bahnsen, Trustee of the Bahnsen Family Trust dated July 14, 2003, has submitted a stockholder proposal for consideration at the Annual Meeting. We will furnish the address for the proponent upon receipt of a request to the Corporate Secretary for such information. We have been notified that the Bahnsen Family Trust has continuously held 2,182.49 shares of our common stock since at least November 25, 2023.

If properly presented at the Annual Meeting, our Board unanimously recommends a vote "AGAINST" the following proposal. The resolution being submitted by Bowyer Research on behalf of Mr. Bahnsen, to the stockholders for approval is as follows:

Stockholder Proposal

Report on Respecting Vendor Civil Liberties

Supporting Statement:

Gilead Sciences is one of the largest companies in the United States, doing business with thousands of vendors, suppliers, and other strategic partners. Gilead should respect the diverse views of its business partners. But instead, it requires them to participate in Diversity, Equity, and Inclusion (DEI) practices as a condition of receiving contracts or doing business.

The 2024 Viewpoint Diversity Score Business Index[1] found that 58% of the largest tech and finance companies, as well as companies like Gilead Sciences, have public policies requiring their vendors and other business partners to implement divisive practices. These include requiring vendors/suppliers to implement DEI training or workforce management policies or practices, diversity benchmarks for boards or workforces, disclosure of DEI metrics, promoting DEI through programs and initiatives, or similar requirements for their own supply chain.

This is especially concerning given Gilead Sciences' commitments to advancing shareholder activist goals via its supplier policy. As a company with a perfect 100 score[2] from the Human Rights Campaign, Gilead has committed[3] itself to a "[s]upplier diversity program with demonstrated effort to include certified LGBTQ+ suppliers." This language raises serious concern that Gilead is imposing policies regarding vendor/supplier selection that discriminate against suppliers to meet certain activist goals regarding LGBTQ+ supplier numbers.

These policies raise serious legal risk. The Eleventh Circuit recently held that a company that offered grants only to minority entrepreneurs violated the Civil Rights Act's prohibition against race-based contracts in *American Alliance for Equal Rights v. Fearless Fund*. Requiring vendors and other business partners to implement DEI metrics similarly discriminates based on race.

This is on top of the fact that DEI workforce initiatives are facing sustained legal pressure in light of recent Supreme Court decisions in *Students for Fair Admissions v. Harvard, Groff v DeJoy,* and *City of St. Louis v. Muldrow.*

These factors have made DEI increasingly unpopular. The Wall Street Journal recently reported that "Diversity Goals Are Disappearing from Companies' Annual Reports."[3] Some companies are even revoking their DEI commitments.[4]

This is part of a larger backlash against the politicization of corporate culture. A recent Gallup poll found that only 38% of Americans want businesses to take stances on current events; this was part of a steady, multi-year decline among Americans across nearly every age, race, sex, and political persuasion.[5]

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[1]   https://www.viewpointdiversityscore.org/
[2]   https://1792exchange.com/spotlight-reports/corporate-bias-ratings/
[3]   https://www.wsj.com/business/diversity-goals-are-disappearing-from-companies-annual-reports-459d1ef3
[4]   https://www.hrc.org/resources/corporate-equality-index-criteria
[5]   https://news.gallup.com/poll/648269/americans-business-stay-quiet-public-policy.aspx

Gilead Sciences should avoid needless political controversies and illegal discrimination and support fundamental freedoms that benefit every American. One step to do this is by increasing transparency around its vendor practices to ensure it is respecting the diverse views of its vendors.

Resolved: Shareholders request the Board of Directors of Gilead Sciences Inc. conduct an evaluation and issue a report within the next year, at reasonable cost and excluding confidential information, assessing how the Company's DEI requirements for contractors impacts Gilead Sciences' risks related to discrimination against individuals based on their race, color, religion (including religious views), sex, national origin, or political views.

Our Board Recommends a Vote AGAINST This Proposal

Our Supplier Practices Are Designed to Comply with the Law and Provide Equal Opportunity to All, Consistent with Gilead's Commitment to Inclusivity and Diversity

Gilead's supplier practices are designed to comply with the law and provide equal opportunity to all businesses. In selecting vendors, we routinely engage in competitive bids, and we do not consider or give any preference based on any protected characteristic. We also do not require our vendors to engage in any unlawful discriminatory practices.

We believe supplier inclusion is a strategic business imperative that generates a competitive advantage, increases access to innovation, enables greater agility in our supply chain and supports socio-economic inclusion across our society. We view having an inclusive supplier selection process and a diverse supplier base as critical to Gilead's mission to discover, develop and deliver innovative therapeutics for people with life-threatening diseases. We strive to create equal opportunity for all suppliers to compete for our contracts and utilize outreach efforts that can connect with diverse suppliers and small businesses. And, while we aim to include diverse suppliers in the selection process, our intent is to select the supplier who is best able to work with us to achieve Gilead's business objectives.

Our compliance program regularly monitors and evaluates our practices, policies and goals concerning compliance with law to address evolving compliance risks. We seek to operate in compliance with applicable non-discrimination laws in the United States and in other jurisdictions in which we operate, and we believe that our diversity and inclusion efforts are legally appropriate.

Gilead's commitment to the principles of inclusion and diversity is longstanding and integral to how we do business. Our philosophy of inclusivity stems directly from our core values of integrity, teamwork, accountability and excellence.

We Have a Robust Risk Management Framework to Oversee Risk

As discussed elsewhere in this Proxy Statement under "Oversight of Risk," Gilead has a robust risk management framework to oversee risk. We believe that our current risk management processes are appropriate and sufficient to oversee and appropriately respond to the concerns raised in the proposal.

In particular, management is responsible for assessing and managing risk, subject to the oversight of the Board, which exercises its risk oversight responsibility directly and through its committees. Of particular relevance to the proposal, our Nominating and Corporate Governance Committee monitors and oversees risks related to legal compliance and environmental, social and governance matters.

Each Board committee periodically reports to the Board on its risk oversight activities, and our Board also is periodically briefed by Gilead's management on specific material risks or legal developments, which include, as applicable, risks related to diversity and inclusion efforts, supplier practices and other corporate responsibility matters. We believe our risk management framework effectively supports the Board's independent evaluation and oversight of risk, and that our risk management processes are appropriately designed and sufficiently adaptive to assess and respond to potential risks, including the concerns raised in the proposal.

This Proposal Would Impose Unnecessary Burdens Without a Proportional Benefit

The proposal requests that we "conduct an evaluation and issue a report . . . assessing how the Company's DEI requirements for contractors impacts [our] risks related to discrimination against individuals based on their race, color, religion (including religious views), sex, national origin, or political views." Given our robust risk management framework and our goal, as stated above, to provide equal opportunity to all businesses as part of our supplier practices, we believe that producing the requested report would provide little additional benefit to Gilead or its stockholders. Instead, such an endeavor would prove to be a diversion of Board and management time and other Gilead resources that could be better spent running the business.

✖ **Our Board unanimously recommends a vote "AGAINST" Proposal 7.**

Stock Ownership Information

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the ownership of our common stock by: (i) each beneficial owner of more than 5% of our common stock known to us, as of the date set forth in the notes below; and (ii) each director and nominee for director, each of the individuals named in the Summary Compensation Table on page 73 and all of our current executive officers and directors as a group, as of February 28, 2025 (unless otherwise noted). The applicable percentages are based on 1,245,162,793 shares of common stock outstanding on February 28, 2025, adjusted as required by the rules promulgated by the SEC.

Beneficial Owner	Beneficial Ownership[1]	
	Number of Shares	Percent of Total
BlackRock, Inc.	122,790,297[2]	9.86%
The Vanguard Group	111,820,711[3]	8.98%
Capital World Investors	83,698,215[4]	6.72%
Jacqueline K. Barton, Ph.D.	113,779[5]	*
Jeffrey A. Bluestone, Ph.D.	62,333[6]	*
Andrew D. Dickinson	266,266[7]	*
Sandra J. Horning, M.D.	76,492[8]	*
Kelly A. Kramer	117,487[9]	*
Ted W. Love, M.D.	18,466[10]	*
Harish Manwani	95,440[11]	*
Johanna Mercier	601,027[12]	*
Daniel P. O'Day	1,832,439[13]	*
Merdad V. Parsey, M.D., Ph.D.	183,670[14]	*
Javier J. Rodriguez	72,706[15]	*
Deborah H. Telman	91,663[16]	*
Anthony Welters	71,287[17]	*
All current executive officers and directors as a group (13 persons)	3,419,385[18]	*

* Less than 1% of the outstanding shares of our common stock.

[1] This table is based upon information supplied by our directors and officers and a Schedule 13G/A filed with the SEC by BlackRock, Inc. ("BlackRock"), a Schedule 13G/A filed with the SEC by The Vanguard Group ("Vanguard") and a Schedule 13G/A filed with the SEC by Capital World Investors. Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, we believe each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. The address of each individual named in the table is c/o Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404.

[2] Based solely on information set forth in a Schedule 13G/A filed with the SEC on January 24, 2024 by BlackRock reporting sole voting power over 112,857,264 shares and sole dispositive power over 122,790,297 shares. The address of BlackRock is 50 Hudson Yards, New York, New York 10001.

[3] Based solely on information set forth in a Schedule 13G/A filed with the SEC on February 13, 2024 by Vanguard reporting shared voting power over 1,589,556 shares, sole dispositive power over 106,303,597 shares and shared dispositive power over 5,517,114 shares. The address of Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

[4] Based solely on information set forth in a Schedule 13G filed with the SEC on February 9, 2024 by Capital World Investors reporting sole voting power over 83,354,771 shares and sole dispositive power over 83,698,215 shares. The address of Capital World Investors is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

[5] Includes 84,686 shares subject to stock options exercisable within 60 days of February 28, 2025, as well as 4,553 shares issuable upon settlement of restricted stock units that have vested but have been deferred pursuant to the Company's Deferred Compensation Plan.

[6] Includes 49,216 shares subject to stock options exercisable within 60 days of February 28, 2025, as well as 4,197 shares issuable upon settlement of restricted stock units that have vested but have been deferred pursuant to the Company's Deferred Compensation Plan.

[7] Includes 116,462 shares subject to stock options exercisable within 60 days of February 28, 2025, and 7,968 shares issuable upon settlement of restricted stock units that will vest within 60 days of February 28, 2025.

[8] Includes 65,060 shares subject to stock options exercisable within 60 days of February 28, 2025, as well as 7,801 shares issuable upon settlement of restricted stock units that have vested but have been deferred pursuant to the Company's Deferred Compensation Plan.

[9] Includes 98,554 shares subject to stock options exercisable within 60 days of February 28, 2025, as well as 17,594 shares issuable upon settlement of restricted stock units that have vested but have been deferred pursuant to the Company's Deferred Compensation Plan.

[10] Includes 15,644 shares subject to stock options exercisable within 60 days of February 28, 2025.

[11] Includes 82,567 shares subject to stock options exercisable within 60 days of February 28, 2025.

[12] Includes 500,193 shares subject to stock options exercisable within 60 days of February 28, 2025, and 8,080 shares issuable upon settlement of restricted stock units that will vest within 60 days of February 28, 2025.

[13] Includes 1,272,011 shares subject to stock options exercisable within 60 days of February 28, 2025, and 24,024 shares issuable upon settlement of restricted stock units that will vest within 60 days of February 28, 2025.

[14] Includes 76,266 shares subject to stock options exercisable within 60 days of February 28, 2025, and 8,231 shares issuable upon settlement of restricted stock units that will vest within 60 days of February 28, 2025.

[15] Includes 62,004 shares subject to stock options exercisable within 60 days of February 28, 2025.

[16] Includes 70,474 shares subject to stock options exercisable within 60 days of February 28, 2025, and 3,857 shares issuable upon settlement of restricted stock units that will vest within 60 days of February 28, 2025.

[17] Includes 61,055 shares subject to stock options exercisable within 60 days of February 28, 2025.

[18] Includes an aggregate of 2,477,926 shares subject to stock options exercisable by current executive officers and directors within 60 days of February 28, 2025, and 78,074 shares issuable upon settlement of restricted stock units that will vest within 60 days of February 28, 2025 or have vested and been deferred pursuant to the Company's Deferred Compensation Plan.

Other Information

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other annual meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice or other annual meeting materials addressed to those stockholders. This process, which is commonly referred to as householding, potentially provides extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A Notice will be delivered in one single envelope to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If you hold your shares through a broker and would prefer to receive a separate Notice, please notify your broker. If you hold your shares directly and would prefer to receive a separate Notice, please submit a written request to Gilead Sciences, Inc., Attention: Investor Relations, 333 Lakeside Drive, Foster City, California 94404 or contact Broadridge Financial Solutions, Inc. at (866) 540-7095. Stockholders who currently receive multiple copies of the Notice at their address and would like to request "householding" of their communications should contact their broker. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Notice to a stockholder at a shared address to which a single copy of the documents was delivered.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2024 is available without charge upon written request to Investor Relations, Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404 or by accessing a copy through Gilead's website at www.gilead.com on the Investors page under "Financials - SEC Filings."

Other Legal Matters

Forward-Looking Statements

Statements included in this Proxy Statement that are not historical in nature are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Gilead cautions readers that forward-looking statements are subject to certain risks and uncertainties that could cause actual results and outcomes to differ materially. These risks and uncertainties are identified from time to time in Gilead's reports filed with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. All forward-looking statements are based on information currently available to Gilead, and Gilead assumes no obligation to update or supplement any such forward-looking statements other than as required by law. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements.

Website References

Website references are provided throughout this document for convenience. The content on the referenced websites, including our 2024 Responsible Business and Impact Report, does not constitute part of and is not incorporated by reference into this Proxy Statement.

Use of Trademarks

We own or have rights to various trademarks, copyrights and trade names used in our business, including the following: GILEAD®, GILEAD SCIENCES®, KITE™, AMBISOME®, ATRIPLA®, BIKTARVY®, CAYSTON®, COMPLERA®, DESCOVY®, DESCOVY FOR PREP®, EMTRIVA®, EPCLUSA®, EVIPLERA®, GENVOYA®, HARVONI®, HEPCLUDEX®, HEPSERA®, JYSELECA®, LETAIRIS®, LIVDELZI®, ODEFSEY®, SOVALDI®, STRIBILD®, SUNLENCA®, TECARTUS®, TRODELVY®, TRUVADA®, TRUVADA FOR PREP®, TYBOST®, VEKLURY®, VEMLIDY®, VIREAD®, VOSEVI®, YESCARTA® and ZYDELIG®. This report also refers to trademarks, service marks and trade names of other companies, which are the property of their respective owners.

Questions and Answers

1. Why did I receive a notice regarding the availability of proxy materials on the Internet?

Pursuant to rules adopted by the SEC, we have elected to provide access to our proxy materials primarily over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record. This approach conserves natural resources and reduces our costs of printing and distributing our proxy materials, while providing stockholders with a convenient way to access our proxy materials. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request a printed set of the proxy materials, including a proxy card. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice.

2. How may I obtain a copy of Gilead's Annual Report on Form 10-K and other financial information?

A copy of our Annual Report on Form 10-K for the year ended December 31, 2024 is available at investors.gilead.com/annual-meeting or may be requested from our Investor Relations department as described elsewhere in this Proxy Statement. Our 2024 Annual Report is not incorporated into this Proxy Statement and should not be considered proxy solicitation material.

3. Who is entitled to vote at the Annual Meeting?

Only holders of our common stock at the close of business on March 14, 2025 are entitled to receive the Notice and to vote their shares at the Annual Meeting. As of that date, there were 1,246,634,469 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each director nominee and each other matter to be voted upon at the Annual Meeting.

4. Who can attend the Annual Meeting?

The Annual Meeting will be held virtually by webcast. Only holders of our common stock at the close of business on March 14, 2025 or holders of a valid legal proxy for the Annual Meeting are entitled to vote and ask questions during the Annual Meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/GILD2025, you must enter the 16-digit control number printed on your Notice. If you are a beneficial stockholder, you may contact your broker, bank or other institution where you hold your account if you have questions about obtaining your control number. Beneficial holders who do not have a 16-digit control number should contact their bank, broker or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Annual Meeting.

We have designed the format of the Annual Meeting so that stockholders are afforded similar rights and opportunities to participate as they would at an in-person meeting. We also will make the Annual Meeting viewable to anyone interested in a webcast at www.virtualshareholdermeeting.com/GILD2025. Interested persons who were not stockholders at the close of business on March 14, 2025 may view the webcast as guests, but will not be able to vote or ask questions during the meeting.

5. What if I need technical assistance?

Approximately 15 minutes prior to the start of and during the Annual Meeting, there will be a support team ready to assist stockholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, you should call the support team listed on the virtual meeting website at www.virtualshareholdermeeting.com/GILD2025.

6. What items of business will be voted on at the Annual Meeting?

The items of business scheduled to be voted on at the Annual Meeting are:

▶ To elect the nine director nominees named in this Proxy Statement to serve for the next year and until their successors are elected and qualified;

▶ To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025;

▶ To approve, on an advisory basis, the compensation of our Named Executive Officers as presented in this Proxy Statement;

▶ To vote on a stockholder proposal requesting the CEO pay ratio factor be included in the Company's executive compensation programs, if properly presented at the Annual Meeting;

▶ To vote on a stockholder proposal requesting an independent Board Chair policy, if properly presented at the Annual Meeting;

▶ To vote on a stockholder proposal requesting a comprehensive human rights policy and human rights due diligence process, if properly presented at the Annual Meeting; and

▶ To vote on a stockholder proposal requesting a report on the risks of the Company's DEI practices for contractors, if properly presented at the Annual Meeting.

We also will consider any other business that properly comes before the Annual Meeting or any adjournment or postponement thereof. See question 12, "Could other matters be decided at the Annual Meeting?" on page 105.

7. How does the Board recommend that I vote?

Our Board recommends that you vote your shares:

▶ "FOR" each of the nine director nominees named in this Proxy Statement;

▶ "FOR" the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025;

▶ "FOR" the approval, on an advisory basis, of the compensation of our Named Executive Officers as presented in this Proxy Statement;

▶ "AGAINST" the stockholder proposal requesting the CEO pay ratio factor be included in the Company's executive compensation programs, if properly presented at the Annual Meeting;

▶ "AGAINST" the stockholder proposal requesting an independent Board Chair policy, if properly presented at the Annual Meeting;

▶ "AGAINST" the stockholder proposal requesting a comprehensive human rights policy and human rights due diligence process, if properly presented at the Annual Meeting; and

▶ "AGAINST" the stockholder proposal requesting a report on the risks of the Company's DEI practices for contractors, if properly presented at the Annual Meeting.

8. What are the voting requirements to elect the directors and to approve each of the proposals discussed in this Proxy Statement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if a majority of the outstanding shares is represented by votes present at the meeting in person or by proxy. Shares represented by proxies marked "abstain" and "broker non-votes" are counted in determining whether a quorum is present.

Proposal	Vote Required
Proposal 1 – Election of the nine director nominees named in this Proxy Statement to serve for the next year and until their successors are elected and qualified.	Majority of votes cast (number of shares voted "for" a director must exceed the number of shares voted "against" that director).
Proposal 2 – Ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.
Proposal 3 – Approval, on an advisory basis, of the compensation of our Named Executive Officers as presented in this Proxy Statement.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.
Proposal 4 – Vote on a stockholder proposal requesting the CEO pay ratio factor be included in the Company's executive compensation programs, if properly presented at the Annual Meeting.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.
Proposal 5 – Vote on a stockholder proposal requesting an independent Board Chair policy, if properly presented at the Annual Meeting.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.
Proposal 6 – Vote on a stockholder proposal requesting a comprehensive human rights policy and human rights due diligence process, if properly presented at the Annual Meeting.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.
Proposal 7 – Vote on a stockholder proposal requesting a report on the risks of the Company's DEI practices for contractors, if properly presented at the Annual Meeting.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.

Brokers holding shares must vote according to specific instructions they receive from the beneficial owners of those shares. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion, but are not permitted to vote on certain proposals, including the election of directors, and may elect not to vote on any of the proposals unless you provide voting instructions. Voting your shares will help to ensure that your interests are represented at the meeting. If you do not provide voting instructions and the broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote.

With respect to Proposal 1, abstentions will have no effect on the outcome of the vote. With respect to Proposals 2-7, abstentions will have the same effect as an "against" vote. "Broker non-votes," if any, will have no effect on the outcome of the vote for Proposals 1-7.

9. How do I vote?

You may vote by completing and returning a proxy by mail or voting your shares by Internet or telephone by 8:59 p.m., Pacific Daylight Time, on May 6, 2025. You may also vote by Internet during the Annual Meeting.

If your shares are registered directly in your name with Gilead's transfer agent, Computershare, you are considered a "stockholder of record." If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name." Most beneficial owners whose stock is held in the name of a bank, broker or other nominee receive instructions for how to vote their shares from their banks, brokers or other nominees, rather than our proxy card. You can vote your shares held through a bank, broker or other nominee by following the voting instructions sent to you by that institution.

By mail before the Annual Meeting

To vote your proxy by mail, be sure to complete, sign and date the proxy card (if you request one) or voting instruction card that may be delivered to you and return it in the envelope provided. We will vote your shares as directed. However, if you are a registered holder and you return your signed proxy card but do not indicate your voting preferences, the persons named on the proxy card will vote the shares represented by that proxy as recommended by our Board.

By Internet or telephone before the Annual Meeting

Stockholders may vote their shares by Internet or telephone before the Annual Meeting. Stockholders voting shares via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, which must be borne by the stockholder.

Stockholders of record may go to www.proxyvote.com to vote their shares. You will be required to provide the control number printed on your Notice. The votes represented by your proxy will be generated on the computer screen and the voter will be prompted to submit or revise them as desired. Stockholders of record who are using a touch-tone telephone may vote their shares by calling (800) 690-6903 and following the recorded instructions.

A number of brokers and banks are participating in a program that offers the ability to vote shares over the telephone and Internet. Please refer to your Notice or voting instruction form for instructions on how to vote your shares over the telephone and Internet.

Internet and telephone voting for stockholders of record and street name holders will be available 24 hours a day, and will close at 8:59 p.m., Pacific Daylight Time, on May 6, 2025. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting.

By Internet during the Annual Meeting

Stockholders may vote their shares by Internet during the Annual Meeting. Please follow the instructions at www.virtualshareholdermeeting.com/GILD2025 to vote or submit questions during the meeting. You will be required to provide the control number printed on your Notice to enter the virtual meeting. The Internet voting procedures are designed to authenticate stockholders' identities to allow stockholders to vote their shares and to confirm that stockholders' instructions have been recorded properly.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares promptly by mail, Internet or telephone in advance of the Annual Meeting. A stockholder may still attend the meeting and vote during the meeting if the stockholder has already voted by one of these methods. Any vote submitted during the meeting would supersede any prior vote.

Your vote is important. You can save us the expense of a second mailing of proxy materials by voting promptly.

10. Is there a list of registered stockholders entitled to vote at the Annual Meeting?

As required by Delaware law, the names of registered stockholders entitled to vote at the Annual Meeting (the "list") will be available for 10 days prior to the meeting for any purpose germane to the meeting, between the hours of 10:00 a.m. and 4:00 p.m., Pacific Daylight Time, at our principal executive offices at 333 Lakeside Drive, Foster City, California 94404 by contacting our Corporate Secretary. Registered stockholders must make an appointment and must comply with the company's visitation protocols.

11. What can I do if I change my mind after I vote my shares?

Any stockholder giving a proxy pursuant to this solicitation has the power to revoke it at any time before the shares are voted.

If you are a stockholder of record, you can revoke your proxy before it is exercised by:

▶ submitting a written notice to our Corporate Secretary at our principal executive offices, 333 Lakeside Drive, Foster City, California 94404;

▶ submitting a valid, later-dated proxy or a later-dated vote by Internet or telephone by 8:59 p.m., Pacific Daylight Time, on May 6, 2025; or

▶ voting during the Annual Meeting.

If you are a beneficial owner of shares, you may revoke your proxy or submit new voting instructions by contacting your bank, broker or other holder of record.

You may also vote during the Annual Meeting as described in the answer to the preceding question. Attendance at the meeting will not, by itself, revoke a proxy. All shares for which proxies have been properly submitted and not revoked will be voted at the Annual Meeting.

12. Could other matters be decided at the Annual Meeting?

On the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement. If other matters are properly presented at the Annual Meeting for consideration and you execute and deliver a proxy, then Daniel P. O'Day and Deborah H. Telman, the persons named on your proxy card, will have the discretion to vote on those matters for you.

13. Is my vote confidential?

Yes. Proxy cards and voting tabulations that identify stockholders by name are kept confidential. There are exceptions for contested proxy solicitations or when necessary to meet legal requirements. Veaco Group, the independent proxy tabulator that we have engaged, will count the votes and act as the inspector of election for the meeting.

14. How can I ask questions at the Annual Meeting?

The Annual Meeting will include a question and answer session to address questions submitted in writing in advance of and during the Annual Meeting that comply with our Rules of Conduct and Procedures and as time permits. Questions may be submitted within the 48-hour period preceding the start of the Annual Meeting at www.proxyvote.com or during the Annual Meeting at www.virtualshareholdermeeting.com/GILD2025. If you wish to submit a question during the Annual Meeting, log in to the virtual meeting website using the control number that appears on your Notice of Internet Availability of Proxy Materials, type your question into the "Ask a Question" field and click "Submit." Questions and Answers may be grouped by topic and substantially similar questions may be grouped and answered once. You may view the Rules of Conduct and Procedures prior to the meeting at our Investors page at investors.gilead.com/annual-meeting or during the meeting at the Annual Meeting website.

15. Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting and publish final results in a Current Report on Form 8-K within four business days after the Annual Meeting.

16. Who will pay for the cost of this proxy solicitation?

The Board is soliciting your vote with this Proxy Statement and proxy card for the Annual Meeting, and the Company will pay the cost of soliciting proxies, including preparation, assembly, printing and mailing of the Notice and this Proxy Statement and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of our common stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of common stock for their out-of-pocket expenses for forwarding solicitation materials to such beneficial owners. We have hired Innisfree M&A Incorporated to act as our proxy solicitor in conjunction with the Annual Meeting. We will pay Innisfree M&A Incorporated a fee of $25,000, plus reasonable out-of-pocket expenses, for these services. Our solicitation of proxies by mail may be supplemented by telephone, facsimile, electronic mail or personal solicitation by directors, officers or other of our employees. No additional compensation will be paid to directors, officers or other employees for such solicitation services performed by them.

17. When are the stockholder proposals or nominations for Gilead's 2026 annual meeting of stockholders due?

You may submit proposals for consideration at future stockholder meetings. For a stockholder proposal to be considered for inclusion in our Proxy Statement for the 2026 annual meeting of stockholders pursuant to SEC Rule 14a-8, the Corporate Secretary must receive the written proposal no later than November 27, 2025. Such proposals also must comply with SEC regulations under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, regarding the inclusion of stockholder proposals in company proxy materials. Proposals should be addressed to the Corporate Secretary and sent by mail or email to:

Gilead Sciences, Inc.
Attention: Corporate Secretary
333 Lakeside Drive
Foster City, California 94404
Email: generalcounsel@gilead.com

We will acknowledge receipt of proposals on a timely basis. If you do not receive an acknowledgement, you are encouraged to confirm receipt.

A stockholder (or a group of up to 20 stockholders) who has owned at least three percent of our shares continuously for at least three years and has complied with the other requirements in our bylaws may nominate and include in our proxy materials director nominees constituting up to 20% of our Board or two persons, whichever is greater. Written notice of a proxy access nomination for inclusion in our Proxy Statement for the 2026 annual meeting of stockholders must be received by the Corporate Secretary:

▶ not earlier than the open of business on October 28, 2025; and

▶ not later than the close of business on November 27, 2025.

Stockholders wishing to submit proposals that are not to be included in our Proxy Statement pursuant to Rule 14a-8 or to nominate director candidates not pursuant to the "proxy access" provisions in our bylaws must give timely written notice of such proposals or nominations to the Corporate Secretary at the address above in accordance with our bylaws. To be "timely" under our bylaws, written notice must be received by the Corporate Secretary:

▶ not earlier than the open of business on January 7, 2026; and

▶ not later than the close of business on February 6, 2026.

In addition to satisfying the provisions in our bylaws relating to nominations of director candidates, including the deadline for written notices, to comply with the SEC's universal proxy rule, stockholders who intend to solicit proxies in support of director nominees other than the company's nominees must provide a written notice that sets forth the information required by SEC Rule 14a-19 no later than March 9, 2026.

If a stockholder fails to meet these deadlines and fails to satisfy the requirements of Rule 14a-4 under the Securities Exchange Act of 1934, we may exercise discretionary voting authority under proxies we solicit to vote on any such proposal as we determine appropriate. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

18. Where can I get information related to future stockholder meetings of Gilead?

To request a copy of the proxy statement, annual report and form of proxy related to our future stockholder meetings if you are a stockholder on the relevant record date, you may log on to www.proxyvote.com or contact Investor Relations at:

Gilead Sciences, Inc.
Attention: Investor Relations
333 Lakeside Drive
Foster City, California 94404
(650) 574-3000
Email:investor_relations@gilead.com

19. If I have additional questions, whom can I contact?

If you have any questions about the Annual Meeting or how to vote or revoke your proxy, you should contact our proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (866) 239-1760
Banks and brokers may call collect: (212) 750-5833

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Details for the Gilead Sciences, Inc. 2025 Annual Meeting of Stockholders

Participation

> **Wednesday, May 7, 2025**
> **10:00 a.m. Pacific Daylight Time**
>
> **Via Webcast at**
> **www.virtualshareholdermeeting.com/GILD2025**

This year's Annual Meeting will be held in a virtual format by live webcast. We have designed the format of the Annual Meeting to ensure that stockholders are afforded similar rights and opportunities to participate as they would at an in-person meeting.

You are entitled to participate in the Annual Meeting if you were a holder of Gilead common stock as of the close of business on the Record Date, Friday, March 14, 2025, or hold a valid proxy for the meeting. To participate, go to www.virtualshareholdermeeting.com/GILD2025 on the day of the Annual Meeting and log in using the 16-digit control number found on the proxy card, voting instruction form or notice of internet availability. If you are a beneficial stockholder, you may contact your broker, bank or other institution where you hold your account if you have questions about obtaining your control number. Once you are admitted to the Annual Meeting as a stockholder, you may vote by following the instructions available on the meeting website. Online check-in will be available approximately 15 minutes before the meeting starts. If you encounter any difficulties accessing or participating in the Annual Meeting through the meeting website, please call the support team at the numbers listed on the website log in screen.

Stockholders as of the close of business on the Record Date may also submit written questions for consideration during the Annual Meeting. The question-and-answer session will include questions submitted in advance of and during the Annual Meeting that comply with our Rules of Conduct and Procedures and as time permits. Questions may be submitted within the 48-hour period preceding the start of the Annual Meeting at www.proxyvote.com or during the Annual Meeting at www.virtualshareholdermeeting.com/GILD2025.

Additional information regarding the rules and procedures for participating in the Annual Meeting, including the question-and-answer session, will be set forth in our Rules of Conduct and Procedures. You may view the Rules of Conduct and Procedures prior to the meeting at our Investors page at investors.gilead.com/annual-meeting or during the Annual Meeting at www.virtualshareholdermeeting.com/GILD2025.

We will make the Annual Meeting viewable to anyone interested in a webcast at www.virtualshareholdermeeting.com/GILD2025. Interested persons who were not stockholders as of the close of business on the Record Date may view the webcast but will not be able to vote or ask questions during the Annual Meeting.

Voting

Whether or not you expect to attend the Annual Meeting, we recommend that you grant a proxy to vote by one of the following procedures as promptly as possible in order to ensure your representation at the Annual Meeting.

PRIOR TO THE MEETING:

 **BY INTERNET***
www.proxyvote.com

 **BY TELEPHONE***
+1-800-690-6903
(for stockholders of record, if you requested paper copies of the proxy materials)

 **BY MAIL**

Complete, date, sign and return the proxy card mailed to you (if you request one) or voting instruction card (if sent by your nominee)

* You will need to provide the control number that appears on your Notice of Internet Availability of Proxy Materials. Voting by telephone and internet closes on May 6, 2025 at 8:59 p.m., Pacific Daylight Time.

_____

DURING THE MEETING:

 **BY INTERNET***

www.virtualshareholdermeeting.com/GILD2025

* You will need to provide the control number that appears on your Notice of Internet Availability of Proxy Materials.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

    For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

    For the transition period from   **to**

Commission File No. 000-19731

GILEAD SCIENCES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	94-3047598
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

333 Lakeside Drive, Foster City, California 94404
(Address of Principal Executive Offices, Including Zip Code)
650-574-3000
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value, $0.001 per share	GILD	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Smaller reporting company ☐	Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, computed by reference to the closing price of its common stock on the Nasdaq Global Select Market, as of the last business day of the registrant's most recently completed second fiscal quarter was $60.0 billion. This excludes shares of the registrant's common stock held by executive officers, directors and any stockholders whose ownership exceeded 5% of the registrant's common stock outstanding. Exclusion of such shares should not be construed to indicate that any such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant or that such person is controlled by or under common control with the registrant.

The number of shares outstanding of the registrant's Common Stock on February 21, 2025 was 1,245,346,062.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the registrant's proxy statement, which will be filed with the Commission pursuant to Regulation 14A in connection with the registrant's 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report.

GILEAD SCIENCES, INC.
2024 FORM 10-K ANNUAL REPORT
Table of Contents

We own or have rights to various trademarks, copyrights and trade names used in our business, including the following: GILEAD®, GILEAD SCIENCES®, KITE™, AMBISOME®, ATRIPLA®, BIKTARVY®, CAYSTON®, COMPLERA®, DESCOVY®, DESCOVY FOR PREP®, EMTRIVA®, EPCLUSA®, EVIPLERA®, GENVOYA®, HARVONI®, HEPCLUDEX®, HEPSERA®, JYSELECA®, LETAIRIS®, LIVDELZI®, ODEFSEY®, SOVALDI®, STRIBILD®, SUNLENCA®, TECARTUS®, TRODELVY®, TRUVADA®, TRUVADA FOR PREP®, TYBOST®, VEKLURY®, VEMLIDY®, VIREAD®, VOSEVI®, YESCARTA® and ZYDELIG®. Other trademarks and trade names are the property of their respective owners.

Certain amounts and percentages in this Annual Report on Form 10-K may not sum or recalculate due to rounding.

This Annual Report on Form 10-K, including Part I, Item 1A. Risk Factors and Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Words such as "ambition," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "goal," "hope," "intend," "may," "might," "outlook," "plan," "priority," "project," "seek," "should," "target" and variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements other than statements of historical fact are forward-looking statements, including statements regarding overall trends; operating cost, product sales and revenue trends; liquidity and capital needs; plans and expectations with respect to products, product candidates, corporate strategy, business and operations, financial projections, strategic investments and the use of capital; expectations regarding the impact of the Inflation Reduction Act, changes in U.S. regulatory policies, and changes in U.S. trade policies, including tariffs; collaboration and licensing arrangements; patent protection and estimated loss of exclusivity for our products and product candidates; ongoing litigation and investigation matters; and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions.

We have based these forward-looking statements on our current expectations about future events. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Our actual results may differ materially from those suggested by these forward-looking statements for various reasons, including those identified in Part I, Item 1A. Risk Factors of this Annual Report on Form 10-K. Given these risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements included in this report are made only as of the date hereof unless otherwise specified. Except as required under federal securities laws and the rules and regulations of U.S. Securities and Exchange Commission, we do not undertake, and specifically decline, any obligation to update any of these statements or to publicly announce the results of any revisions to any forward-looking statements after the distribution of this report, whether as a result of new information, future events, changes in assumptions or otherwise. In evaluating our business, you should carefully consider the risks described under Part I, Item 1A. Risk Factors of this Annual Report on Form 10-K. Any of the risks contained herein could materially and adversely affect our business, results of operations and financial condition.

ITEM 1. BUSINESS

Gilead Sciences, Inc. (including its consolidated subsidiaries, referred to as "Gilead," the "company," "we," "our" or "us") is a biopharmaceutical company that has pursued and achieved breakthroughs in medicine for more than three decades, with the goal of creating a healthier world for all people. We are committed to advancing innovative medicines to prevent and treat life-threatening diseases, including HIV, viral hepatitis, coronavirus disease 2019 ("COVID-19"), cancer and inflammation. We operate in more than 35 countries worldwide, with headquarters in Foster City, California.

Our Business

Products

We have transformed care for people around the world by discovering, developing and delivering innovative medicines to address unmet medical needs in virology, oncology and other therapeutic areas. Our innovative medicines represent advancements by offering first-in-class therapies, greater efficacy, enhanced modes of delivery, more convenient treatment and prevention regimens, improved resistance profiles and reduced side effects.

In 2024, our products and collaboration products, with approved indications in the U.S., included the following:

Virology

HIV

- **Biktarvy®** is an oral formulation dosed once a day for the treatment of HIV-1 infection in certain patients. Biktarvy is a single-tablet regimen of a fixed-dose combination of our antiretroviral medications, bictegravir, emtricitabine ("FTC") and tenofovir alafenamide ("TAF").

- **Genvoya®** is an oral formulation dosed once a day for the treatment of HIV-1 infection in certain patients. Genvoya is a single-tablet regimen of a fixed-dose combination of our antiretroviral medications, elvitegravir, cobicistat, FTC and TAF.

- **Descovy®** is an oral formulation indicated in combination with other antiretroviral agents for the treatment of HIV-1 infection in certain patients. Descovy is a fixed-dose combination of our antiretroviral medications, FTC and TAF. Descovy is also approved by U.S. Food and Drug Administration ("FDA") for a pre-exposure prophylaxis ("PrEP") indication to reduce the risk of sexually acquired HIV-1 infection in certain at-risk patients.

- **Odefsey®** is an oral formulation dosed once a day for the treatment of HIV-1 infection in certain patients. Odefsey is a single-tablet regimen of a fixed-dose combination of our antiretroviral medications, FTC and TAF, and rilpivirine marketed by Janssen Products, LP of Johnson & Johnson Innovative Medicine ("Janssen").

- **Complera®/Eviplera®** is an oral formulation dosed once a day for the treatment of HIV-1 infection in certain patients. The product, marketed in the U.S. as Complera and in Europe as Eviplera, is a single-tablet regimen of a fixed-dose combination of our antiretroviral medications, tenofovir disoproxil fumarate ("TDF") and FTC, and Janssen's rilpivirine hydrochloride.

- **Symtuza®** is an oral formulation dosed once a day for the treatment of HIV-1 infection in certain patients. Symtuza is a single-tablet regimen of a fixed-dose combination of our antiretroviral medications, cobicistat, FTC and TAF, and Janssen's darunavir. Symtuza is commercialized by Janssen, and we receive a share in revenue for the components that we contribute. See Note 7. Collaborations and Other Arrangements of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

- **Truvada®** is an oral formulation indicated in combination with other antiretroviral agents for the treatment of HIV-1 infection in certain patients. Truvada is a fixed-dose combination of our antiretroviral medications, TDF and FTC. Truvada is also approved by FDA for a PrEP indication to reduce the risk of sexually acquired HIV-1 infection in certain at-risk patients.

- **Stribild®** is an oral formulation dosed once a day for the treatment of HIV-1 infection in certain patients. Stribild is a single-tablet regimen of a fixed-dose combination of our antiretroviral medications, elvitegravir, cobicistat, TDF and FTC.

- **Sunlenca®** is an HIV-1 capsid inhibitor in tablet form for oral use and as an injection for subcutaneous use. Sunlenca, in combination with other antiretroviral(s), is indicated as a twice-yearly treatment of HIV-1 infection in heavily treatment-experienced adults with multidrug resistant HIV-1 infection failing their current antiretroviral regimen due to resistance, intolerance or safety considerations.

Liver Disease

- **Epclusa®** is an oral formulation of a once-daily single-tablet regimen of sofosbuvir and velpatasvir for the treatment of chronic hepatitis C virus ("HCV") infection in adults and pediatric patients 3 years of age and older with genotype 1, 2, 3, 4, 5 or 6: (i) without cirrhosis or with compensated cirrhosis or (ii) with decompensated cirrhosis for use in combination with ribavirin. In addition, we have an authorized generic version of Epclusa distributed by our separate subsidiary, Asegua Therapeutics LLC.

- **Vemlidy®** is an oral formulation of TAF dosed once a day for the treatment of chronic hepatitis B virus ("HBV") infection in adults and pediatric patients 12 years of age and older with compensated liver disease.

- **Harvoni®** is an oral formulation of a once-daily, single-tablet regimen of ledipasvir and sofosbuvir for the treatment of chronic HCV infection in adults and pediatric patients 3 years of age and older with: (i) genotype 1, 4, 5 or 6 without cirrhosis or with compensated cirrhosis, (ii) genotype 1 with decompensated cirrhosis, in combination with ribavirin, (iii) genotype 1 or 4 who are liver transplant recipients without cirrhosis or with compensated cirrhosis, in combination with ribavirin. In addition, we have an authorized generic version of Harvoni distributed by our separate subsidiary, Asegua Therapeutics LLC.

- **Viread®** is an oral formulation of TDF dosed once a day for the treatment of chronic HBV infection in adults and pediatric patients 2 years of age and older and weighing at least 10 kg.

- **Livdelzi®** (seladelpar) is an oral formulation of a peroxisome proliferator-activated receptor delta agonist indicated for the treatment of primary biliary cholangitis ("PBC") in combination with ursodeoxycholic acid ("UDCA") in adults who have an inadequate response to UDCA, or as monotherapy in patients unable to tolerate UDCA.[1]

COVID-19

- **Veklury®** (remdesivir), an injection for intravenous use, is a nucleotide analog RNA polymerase inhibitor indicated for the treatment of COVID-19 in certain adults and pediatric patients (28 days of age and older and weighing at least 3 kg) who are (i) hospitalized or (ii) not hospitalized and have mild-to-moderate COVID-19, and are at high risk for progression to severe COVID-19, including hospitalization or death.

Oncology

Cell Therapy

- **Yescarta®** (axicabtagene ciloleucel), a suspension for intravenous infusion, is a chimeric antigen receptor ("CAR") T-cell therapy for the treatment of adult patients with (i) large B-cell lymphoma ("LBCL") that is refractory to first-line chemoimmunotherapy or that relapses within 12 months of first-line chemoimmunotherapy, (ii) relapsed or refractory LBCL after two or more lines of systemic therapy, including diffuse LBCL ("DLBCL") not otherwise specified, primary mediastinal LBCL, high-grade B-cell lymphoma and DLBCL arising from follicular lymphoma ("FL") and (iii) relapsed or refractory FL after two or more lines of systemic therapy.[1]

- **Tecartus®** (brexucabtagene autoleucel), a suspension for intravenous infusion, is a CAR T-cell therapy for the treatment of adult patients with (i) relapsed or refractory mantle cell lymphoma ("MCL")[1] and (ii) relapsed or refractory B-cell precursor acute lymphoblastic leukemia ("ALL").

Other

- **Trodelvy®** (sacituzumab govitecan-hziy), an injection for intravenous use, is a Trop-2 directed antibody and topoisomerase inhibitor conjugate indicated for the treatment of adult patients with (i) unresectable locally advanced or metastatic triple-negative breast cancer ("TNBC") who have received two or more prior systemic therapies, at least one of them for metastatic disease, and (ii) unresectable locally advanced or metastatic hormone receptor-positive, human epidermal growth factor receptor 2-negative ("HR+/HER2-") breast cancer who have received endocrine-based therapy and at least two additional systemic therapies in the metastatic setting.

Other

- **AmBisome®** (amphotericin B liposome for injection) is a proprietary liposomal formulation of amphotericin B, an antifungal agent, for the treatment of serious invasive fungal infections caused by various fungal species in adults.

- **Letairis®** (ambrisentan) is an oral formulation of an endothelin receptor antagonist for the treatment of pulmonary arterial hypertension ("PAH") (WHO Group I) (i) to improve exercise capacity and delay clinical worsening or (ii) in combination with tadalafil to reduce the risks of disease progression and hospitalization for worsening PAH, and to improve exercise ability.

---

[1] This indication is approved under accelerated approval by FDA, and continued approval for this indication may be contingent upon verification and description of clinical benefit in confirmatory trials.

For the disaggregated revenue amounts contributed by the products listed above as well as the total product sales that include our other approved products, see Note 2. Revenues of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Royalty, Contract and Other Revenues

We also generate revenues from other activities, including royalties for outbound licenses of our intellectual property and other payments received from our collaborations with third-party partners.

Commercialization and Distribution

We have U.S. and international commercial sales operations, with marketing subsidiaries in more than 35 countries. Our products are marketed through our commercial teams and/or in conjunction with third-party wholesalers, distributors and corporate partners. Our commercial teams promote our products through direct field contact with physicians, hospitals, clinics and other healthcare providers. We generally grant our third-party distributors the exclusive right to promote our product in a territory for a specified period of time. Most of our agreements with these distributors provide for collaborative efforts between the distributor and Gilead in obtaining and maintaining regulatory approval for the product in the specified territory.

We sell and distribute most of our products in the U.S. exclusively through the wholesale channel. During the year ended December 31, 2024, approximately 91% of our product sales in the U.S. and approximately 65% of our total worldwide revenues were from three large wholesalers: Cardinal Health, Inc., Cencora, Inc. and McKesson Corporation, and their specialty distributor affiliates. We sell and distribute our products in Europe and countries outside the U.S. where the product is approved, either through our commercial teams, third-party distributors or corporate partners.

Competition

We operate in a highly competitive environment. Our products compete with other commercially available products based primarily on efficacy, safety, tolerability, acceptance by doctors, ease of patient compliance, ease of use, price, insurance and other reimbursement coverage, distribution and marketing. We also face significant competition from: (i) large pharmaceutical and biotechnology companies and specialized pharmaceutical firms acting either independently or together with other such companies to pursue the development of products and technologies that may be competitive with our existing products or research programs; (ii) academic institutions, government agencies and other public and private organizations conducting research who may seek patent protection or may establish collaborative arrangements for competitive products or programs; (iii) pricing pressures from private insurers and government payers as our products mature, which often result in a reduction of the net product prices; and (iv) new branded or generic products introduced into major markets, which may impact our ability to maintain pricing and market share.

For more information, see Item 1A. Risk Factors "We face significant competition from global pharmaceutical and biotechnology companies, specialized pharmaceutical firms and generic drug manufacturers."

Research and Development

Our research and development ("R&D") mission is to discover and develop transformational therapies in areas of high unmet medical need. Our product development efforts are focused primarily on viral diseases, cancer and inflammatory diseases. Our team of research scientists is engaged in the discovery and development of new molecules and technologies that we hope will lead to the approval of innovative medicines and therapies that will transform care for people around the world. We have committed significant resources to internal R&D opportunities and external business development activity to drive innovation and growth of our business. We extensively outsource our clinical trial activities and usually perform only a small portion of start-up activities in-house. We rely on third-party contract research organizations to perform most of our clinical studies, including document preparation, site identification, screening and preparation, pre-study visits, training, program management, patient enrollment, ongoing monitoring, site management and bioanalysis.

The development of product candidates and investigational therapies in our pipeline is subject to various risks and uncertainties that could result in delays or prevent completion of the development and approval of our product candidates. For more information about these risks and uncertainties, see Item 1A. Risk Factors "We face risks in our clinical trials, including the potential for unfavorable results, delays in anticipated timelines and disruption." Drug development is inherently risky, and many product candidates and investigational therapies fail during the development process.

In 2024, we continued to invest in and advance our R&D pipeline across our therapeutic areas. Below is a summary of our product candidates that are in Phase 3 clinical trials or pending marketing authorization review by FDA or European Medicines Agency ("EMA").

Product Candidates in Virology

Product Candidates	Description
Regulatory Filings	
Lenacapavir	A New Drug Application has been filed with FDA for lenacapavir, a twice-yearly injectable HIV-1 capsid inhibitor, for the prevention of HIV as pre-exposure prophylaxis.
Bulevirtide	A Biologics License Application has been filed with FDA for bulevirtide for the treatment of chronic hepatitis delta virus ("HDV") infection. It has been granted both Orphan Drug and Breakthrough Therapy designations by FDA for this indication. Approval is pending resolution of certain manufacturing and delivery concerns cited in a complete response letter issued by FDA in October 2022.
Phase 3	
Lenacapavir combinations	An oral combination of lenacapavir and bictegravir is being evaluated as an HIV treatment for virologically suppressed treatment-experienced and virologically suppressed people living with HIV.
	In combination with Merck & Co., Inc. ("Merck")[1], an oral combination of lenacapavir and Merck's islatravir is being evaluated as a long-acting HIV treatment for virologically suppressed people living with HIV.

Product Candidates in Oncology

Product Candidates	Description
Phase 3	
Axicabtagene ciloleucel	Axicabtagene ciloleucel, a CAR T-cell therapy, is being evaluated as (i) a second-line and later treatment for high-risk FL and (ii) a first-line treatment for high-risk LBCL.
Anitocabtagene autoleucel	In collaboration with Arcellx, Inc. ("Arcellx")[1], anitocabtagene autoleucel, a CAR T-cell therapy, is being evaluated in patients with relapsed and/or refractory multiple myeloma who have received one to three prior lines of therapy.
Sacituzumab govitecan-hziy	In breast cancer, sacituzumab govitecan-hziy is being evaluated as (i) a first-line treatment for PD-L1 negative metastatic TNBC and (ii) HR+/HER2- chemo-naive metastatic breast cancer. In collaboration with Merck, it is also being evaluated in combination with Merck's pembrolizumab as (i) a first-line treatment for PD-L1 positive metastatic TNBC and (ii) an adjuvant treatment for early TNBC.
	In lung and thoracic cancer, sacituzumab govitecan-hziy is being evaluated in combination with Merck's pembrolizumab as a first-line treatment for PD-L1 positive non-small cell lung cancer ("NSCLC").
	In gynecology, sacituzumab govitecan-hziy is being evaluated as a second-line treatment for metastatic endometrial cancer.
Domvanalimab and zimberelimab	In collaboration with Arcus Biosciences, Inc. ("Arcus")[1], the combination of zimberelimab, an anti-PD-1 monoclonal antibody, and domvanalimab, an Fc-silent anti-TIGIT antibody, with chemotherapy is being evaluated as (i) a first-line treatment for NSCLC and (ii) a first-line treatment for upper gastrointestinal tract cancer.

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[1] For additional information regarding our collaborations with Merck, Arcellx and Arcus, see Note 7. Collaborations and Other Arrangements of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

In 2024, we also received regulatory approvals or authorizations from FDA for new products and expanded indications of our products, including:

Product	Regulatory Approval or Authorization
Livdelzi	FDA granted accelerated approval of Livdelzi for the treatment of PBC in combination with UDCA in adults who have an inadequate response to UDCA, or as monotherapy in patients unable to tolerate UDCA. Accelerated approval was based primarily on data from the Phase 3 RESPONSE study, which achieved a reduction of alkaline phosphatase values, a cholestatic marker that is a predictor of risk for liver transplant and death.
Trodelvy	FDA granted Breakthrough Therapy designation to Trodelvy for the treatment of adult patients with extensive-stage small cell lung cancer whose disease has progressed on or after platinum-based chemotherapy. Breakthrough Therapy designation is designed to expedite the development and regulatory review of investigational treatments for serious or life-threatening conditions that, based on preliminary clinical evidence, have the potential to substantially improve clinical outcomes compared to available therapy. This is the second Breakthrough Therapy designation for Trodelvy.
Biktarvy	FDA approved an expanded indication for Biktarvy to treat people with HIV who have suppressed viral loads with known or suspected M184V/I resistance, a common form of treatment resistance. FDA also approved an updated label with additional data reinforcing the safety and efficacy profile of Biktarvy to treat pregnant people with HIV-1 with suppressed viral loads.
Vemlidy	FDA approved an expanded indication for Vemlidy as a once-daily treatment for chronic HBV infection in pediatric patients six years of age and older and weighing at least 25 kg with compensated liver disease.

In addition, we seek to enhance our commercial portfolio and clinical pipeline across multiple therapeutic areas through strategic collaborations, in-licensing and acquisitions. For information on some of our notable recent transactions, see Notes 6. Acquisitions and 7. Collaborations and Other Arrangements of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Our strategic business development activity reflects our commitment to focus on transformative science, build a sustainable and diverse portfolio and position ourselves for the near-, medium- and long-term growth of our business.

Patents and Proprietary Rights

U.S. and EU Patent Expiration

We have a number of U.S. and foreign patents, patent applications and rights to patents related to our compounds, products and technology. The following table shows the estimated expiration dates (including patent term extensions, supplementary protection certificates and/or pediatric exclusivity where granted) in the U.S. and the European Union ("EU") for the primary (typically compound) patents for our key product candidates as described above. For our product candidates that are fixed-dose combinations of single-tablet regimens, the estimated patent expiration date provided corresponds to the latest expiring compound patent for one of the active ingredients in the single-tablet regimen.

Key Product Candidates	Patent Expiration	
	U.S.	EU
Viral Diseases:		
Lenacapavir	2037	2037
Bulevirtide	2030	2029
Oncology:		
Axicabtagene ciloleucel	2031	— [1]
Anitocabtagene autoleucel[2]	2038	(2038)
Sacituzumab govitecan-hziy	2028 [3]	2029
Zimberelimab[4]	2036	2036
Domvanalimab[4]	2037	(2037) [5]

[1] The composition of matter patent has expired in the EU. In the EU and the U.S., patent applications are pending relating to our proprietary manufacturing processes.
[2] In collaboration with Arcellx.
[3] Regulatory exclusivity in the U.S. expires in 2032.
[4] In collaboration with Arcus.
[5] Dates in parentheses reflect the estimated expiration date of patents that may be issued from currently pending applications.

The following table shows the actual or estimated expiration dates (including patent term extensions, supplementary protection certificates and/or pediatric exclusivity where granted) in the U.S. and the EU for the primary (typically compound) patents for our principal products. For our products that are fixed-dose combinations or single-tablet regimens, the estimated patent expiration dates provided correspond to the latest expiring compound patent for one of the active ingredients in the single-tablet regimen.

Products	Patent Expiration[1]	
	U.S.	EU
Descovy	2031 [2]	2027
Vemlidy	2031 [2]	2027
Complera/Eviplera	2025	2026
Zydelig	2025	2029
Odefsey	2032 [2]	2027
Yescarta	2031	— [3]
Stribild	2029 [4]	2028
Genvoya	2029 [4], [5]	2028
Harvoni	2030	2030
Epclusa	2033	2032
Biktarvy	2033	2033
Vosevi	2034	2033
Veklury	2036 [6]	2035
Tecartus	2027	— [3]
Trodelvy	2028 [7]	2029
Hepcludex	2030	2029
Sunlenca	2037	2037
Livdelzi	2025 [8]	— [9]

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[1]   Where applicable, settlement and license agreements with generic manufacturers relating to the patents that protect our principal products are noted. The nature and timing of loss of exclusivity for these products depends on a multitude of factors, and loss of exclusivity may be earlier under certain circumstances. For more information, see Item 1A. Risk Factors "Our success depends to a significant degree on our ability to obtain and defend our patents and other intellectual property rights both domestically and internationally, and to operate without infringing upon the patents or other proprietary rights of third parties."

[2]   In September 2022, Gilead and five generic manufacturers (Lupin Ltd., Apotex Inc., Macleods Pharma Ltd., Hetero Labs Ltd., and Cipla Ltd.) reached agreements to settle the U.S. patent litigation concerning patents that protect TAF in our Descovy, Vemlidy and Odefsey products.

[3]   The composition of matter patent has expired in the EU. In the EU and the U.S., patent applications are pending relating to our proprietary manufacturing processes.

[4]   In 2018, Gilead and Mylan Pharmaceuticals reached an agreement to settle the patent litigation concerning patents that protect cobicistat in our Stribild and Genvoya products.

[5]   In February 2025, Gilead reached an agreement with one generic manufacturer (Apotex, Inc., together with Apotex Corp., and its manufacturer of cobicistat, MSN Laboratories Private Limited, MSN Life Sciences Private Ltd., and MSN Pharmaceuticals Inc.) to settle the patent litigation concerning certain patents that protect cobicistat on silicon dioxide and TAF in our Genvoya product. The Apotex/MSN agreement provides a non-exclusive license to those patents beginning on August 6, 2032, or earlier in certain circumstances.

[6]   In January 2024, FDA granted pediatric exclusivity for Veklury, which extends all non-expired exclusivities by six months, and which is reflected in the presently reported date.

[7]   Regulatory exclusivity in the U.S. expires in 2032.

[8]   Orphan exclusivity expires in 2031.

[9]   Ten years of regulatory/market exclusivity expected on approval.

Patent and Trade Secret Strategy

For a discussion of risks and challenges associated with our patent and trade secret strategy described below, see Item 1A. Risk Factors "Our success depends to a significant degree on our ability to obtain and defend our patents and other intellectual property rights both domestically and internationally, and to operate without infringing upon the patents or other proprietary rights of third parties."

Patents

Patents and other proprietary rights are very important to our business. If we have a properly drafted and enforceable patent, it can be more difficult for our competitors to use our technology to create competitive products and more difficult for our competitors to obtain a patent that prevents us from using technology we create. As part of our business strategy, we actively seek patent protection both in the U.S. and internationally and file additional patent applications, when appropriate, to cover improvements in our compounds, products and technology.

Patents covering certain of the active pharmaceutical ingredients ("API") of some of our products are held by third parties. We acquired exclusive rights to these patents in the agreements we have with these parties.

We often obtain patents for certain products many years before marketing approval is obtained. As a result, the commercial value of the patent may be limited because the patent term is based on the date the patent application was filed, which may be prior to the regulatory approval and commercial sale of the related product. However, we also apply for patent term extensions or supplementary protection certificates in some countries. For example, extensions for the patents or supplementary protection certificates on many of our products have been granted in the U.S. and in a number of European countries, compensating in part for delays in obtaining marketing approval.

From time to time, certain individuals or entities may challenge our patents. For a description of our significant pending legal proceedings, see Note 13. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Trade Secrets

We also rely on unpatented trade secrets and improvements, unpatented internal know-how and technological innovation. For products manufactured by our third-party contract manufacturers, we have disclosed all necessary aspects of these technologies to enable them to manufacture the products for us. We protect these rights mainly through confidentiality agreements with third-party manufacturers, corporate partners, employees, consultants and vendors. These agreements provide that all confidential information developed or made known to an individual during the course of their relationship with us will be kept confidential and will not be used or disclosed to third parties except in specified circumstances. In the case of employees, the agreements provide that all inventions made by an individual while employed by us will be our exclusive property.

Raw Materials and Manufacturing

We need access to certain raw materials to conduct our clinical trials and manufacture our products. These raw materials are generally available from multiple sources and normally available in quantities adequate to meet the needs of our business. We attempt to manage the risks associated with our supply chain through inventory management, relationship management and the evaluation of alternative sources when feasible.

We own or lease manufacturing facilities to manufacture and distribute certain products and API for clinical and/or commercial uses. As of the end of 2024, these facilities include:

- Foster City, California: We conduct process chemistry research, analytical method development and formulation and device development activities, and manufacture API and drug product for our clinical trials.

- La Verne, California: We manufacture AmBisome and also package and label the majority of our commercial products for distribution to the Americas and the Pacific Rim. We also utilize the La Verne facility for clinical manufacturing of our sterile drug products.

- Oceanside, California: We utilize the facility for commercial retroviral vector manufacturing and clinical manufacturing and process development of our biologics candidates.

- El Segundo, California: We utilize the facility for clinical and commercial manufacturing and processing of our cell therapy products.

- Santa Monica, California: We utilize the facility for clinical manufacturing and processing of our cell therapy products.

- Frederick, Maryland: We utilize the facility for clinical and commercial manufacturing and processing of our cell therapy products.

- Cork and Dublin, Ireland: We utilize the Cork facility for commercial manufacturing, packaging and labeling of our products. We also perform quality control testing, labeling, packaging and final release of many of our products at the Cork facility, which are distributed to the EU and other international markets through our facility in Dublin.

- Edmonton, Canada: We conduct process chemistry research and scale-up activities for our clinical development candidates, manufacture API for both investigational and commercial products and conduct chemical development activities to improve existing commercial manufacturing processes.

- Hoofddorp, Netherlands: We utilize the facility for commercial manufacturing and processing of our cell therapy products.

We also depend on contract manufacturing organizations ("CMOs"), inside and outside of the U.S., to perform manufacturing activities for the majority of our API and drug products. For most of our products, including our HIV and HCV products, we use multiple CMOs so that we have both primary and back-up suppliers and manufacturing sites. For our future products, we continue to develop additional manufacturing capabilities and establish additional third-party suppliers to manufacture sufficient quantities of our product candidates to undertake clinical trials and to manufacture sufficient quantities of any product that is approved for commercial sale.

For more information, see "Government Regulation" section below and Item 1A. Risk Factors "We may not be able to obtain materials or supplies necessary to conduct clinical trials or to manufacture and sell our products, or we may face manufacturing difficulties, delays or interruptions, including at our third-party manufacturers and corporate partners, which could limit our ability to generate revenues."

Human Capital

Gilead's success depends on the work of its dedicated employees who embrace a shared sense of purpose and a culture of excellence. Our human capital objective is to make Gilead an employer of choice for the best talent in our industry. Gilead's key priorities for human capital management include inclusion, total rewards, safety, and employee development and engagement initiatives and programs. The Compensation and Talent Committee of our Board of Directors oversees our overall human capital management.

For risks associated with our human capital, see Item 1A. Risk Factors "Due to the specialized and technical nature of our business, the failure to attract, develop and retain highly qualified personnel could adversely impact us."

Inclusion

Gilead is an equal opportunity employer and is committed to inclusive practices, which are integral to Gilead's culture and business. We approach inclusion from the standpoint of it being a business imperative that is critical to hiring the very best talent, understanding the patients and communities we serve, and conducting science-based clinical trials focused on patient populations that represent the diseases being studied. We have a long-standing commitment to creating a safe, respectful and welcoming environment for all employees, which aligns with our core values of integrity, inclusion, teamwork, accountability and excellence. Gilead serves a wide range of patients and communities around the world, and they are best supported by a workforce that can understand and innovate to meet their unique needs. Ultimately, a workforce with different lived experiences, perspectives and backgrounds is imperative to advancing health and delivering transformational medicines for patients worldwide.

Our inclusion council ("Council") is responsible for governance of our inclusion strategy and our efforts to promote a culture of inclusion and belonging in a sustainable and compliant way. The Council includes senior executives and leaders from our employee resource groups ("ERGs"). In addition, our ERGs, which are open to all, support employees and aim to raise awareness of different cultures within the workplace and cultivate the variety of lived experiences, perspectives and backgrounds as a business strength. Executive sponsors and leaders of our ERGs contribute to the advancement of our inclusion priorities through annual planning and collaborative efforts to support our communities inside and outside of Gilead.

Gilead's commitment to equal employment opportunity furthers its efforts to cultivate and celebrate a culture of belonging. As of December 31, 2024, Gilead had approximately 17,600 employees.

Total Rewards

Gilead's Total Rewards portfolio is a competitive, robust benefits package that is designed to optimize our employees' performance and support their wellbeing, allowing them to focus on mission-critical work. Each year, we reassess our Total Rewards package to confirm whether it offers benefits and incentives that align with our total rewards philosophy. Our portfolio (which varies by country and is subject to employee eligibility requirements and legal and regulatory requirements) includes but is not limited to:

- Competitive base salary
- Incentive compensation
- Stock awards
- Employee stock purchase plan
- 401(k) savings plan with a company match that vests immediately
- Health and wellbeing benefits
- Flexible work arrangements
- Flexible spending accounts
- Paid time off
- Paid family leave

- Family support services, including family planning and reproductive health (e.g., fertility, adoption and surrogacy)
- Mental health support, including complex care management
- Health care navigation support
- Cancer support services
- Student loan repayment and tuition assistance
- Employee assistance programs
- Digital wellbeing platform
- Global wellbeing reimbursement

We are a pay-for-performance company and are committed to addressing pay equity. Our employee salaries are informed by market research, and market-based ranges and are assessed annually through performance reviews. Our policy is that compensation decisions are merit-based and made without regard to personal characteristics such as gender, race, color, national or ethnic origin, age, disability, sexual orientation, gender identity or expression, genetic information, religion or veteran status. We also conduct an annual pay equity review of employee compensation in an effort to strive to make our pay practices gender- and race-neutral.

To promote employee productivity, we continue to address our employees' needs by providing meaningful benefits and a flexible approach to work arrangements. We believe our flexible work program positions us to be competitive for talent and support employee wellbeing while also creating the collaborative environment and connections that fuel innovation.

Safety

We have a workplace safety, training and security program that focuses on preventing work-related injuries and illnesses and providing a safe and secure environment for our employees. To maintain high safety standards, we offer our employees annual refresher courses and specialized training tailored to specific needs. We also diligently record, analyze and report work-related injuries and illnesses and other health and safety data in compliance with applicable regulatory and legal requirements.

Employee Development and Engagement

Employee development maximizes the potential and performance of each member of our workforce and is critical to achieving our business goals. Gilead offers a number of internal and external professional, management and leadership development training programs to help our employees develop technical, cross-functional and leadership skills and tools to advance their careers. In 2023, we started a multi-year approach to support the development of all people leaders at Gilead, recognizing the complexity and challenges of their roles and supporting the impact they can have on the growth and development of all employees. Approximately 1,700 people leaders started their development journey in 2023, with an additional 3,500 in 2024. In addition to internal development, employees can receive reimbursement for tuition expenses incurred while pursuing undergraduate, graduate or certificate courses at an accredited college or university or enroll in our standard loan repayment program for education loan repayment assistance.

As we strive to be an employer of choice in our industry, our listening strategy gathers input from our internal and external talent to shape our engagement strategies and programs and measure our progress. In addition to ongoing monitoring of key metrics (e.g., voluntary turnover), we conducted comprehensive reviews of the employee experience in 2023 and again in 2024 via surveys, focus groups and benchmarks. The resulting insights play a key role in determining the direction of our culture as well as the company's broader response to emerging developments. For example, in response to 2023 employee feedback, we implemented multiple enterprise initiatives to address areas of opportunity to improve efficiency and remove barriers to speed of execution.

Corporate Responsibility

Investing in corporate responsibility is core to our business strategy and reflects our values of accountability, inclusion, teamwork, excellence and integrity. This is in service to our mission to advance global health by providing innovative therapeutics in areas of unmet need in a way that is socially responsible and environmentally sustainable. Gilead's corporate responsibility programs reflect this commitment to our stakeholders. Environmental, social and governance ("ESG") strategy and performance are overseen by the Nominating and Corporate Governance Committee of our Board of Directors and managed by a Corporate Responsibility Committee, which is comprised of leaders from key departments across our company. The Corporate Responsibility Committee is responsible for reviewing ESG issues and, as appropriate, integrating them into our overall business strategy and operations. Additional information about this program and ESG highlights are available in Gilead's 2023 ESG Impact Report on Gilead's website at https://www.gilead.com/responsibility/esg.

Our ESG goals are aspirational and may change. Statements regarding these goals and related initiatives are not guarantees or promises that they will be met. For further information, see Item 1A. Risk Factors "Our aspirations, goals and disclosures related to corporate responsibility matters expose us to numerous risks, including risks to our reputation and stock price."

Seasonality of Operations

Our worldwide product sales do not reflect any significant degree of seasonality in end-user demand. However, in the U.S., fluctuations in wholesaler inventory levels impact our product sales. In recent years, we have observed strong wholesaler and sub-wholesaler purchases of our products in the second half of the year, resulting in inventory draw-down by wholesalers and sub-wholesalers in the subsequent first quarter. Several other factors, including government budgets, annual grant cycles for federal and state funds, adverse changes in economic conditions, increased competition and other buying patterns, also could impact the product sales recorded in a particular quarter. For more information, see Item 1A. Risk Factors "We face challenges in accurately forecasting sales because of the difficulties in predicting demand for our products and fluctuations in purchasing patterns or wholesaler inventories."

Government Regulation

Our operations and activities are subject to extensive regulation by numerous government authorities in the U.S., the EU and other countries, including laws and regulations governing the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of our products. As a result of these regulations, product development and product approval processes are very expensive and time consuming, which has a significant impact on our capital expenditures and results of operations. The regulatory requirements applicable to drug development and approval are subject to change. Any legal and regulatory changes may impact our operations in the future.

In addition, the current U.S. Presidential administration has indicated that it plans to pursue changes to various regulatory policies from prior administrations, some of which have already started to be implemented. As a result, there is uncertainty as to how these and other potential legal and regulatory changes may impact our business. For example, President Trump issued an executive order repealing President Biden's executive order 14087, which directed the Center for Medicare and Medicaid Innovation within the Centers for Medicare and Medicaid Services to test new Medicare and Medicaid payment models. President Trump also issued an executive order aimed at diversity, equity and inclusion initiatives and has pledged to impose tariffs on pharmaceuticals and other products, some of which have already started to be implemented. These tariffs and retaliatory measures taken by other nations in response may increase our costs and adversely impact the competitiveness of our products outside the U.S. Some of these policy changes may be subject to litigation or other challenge, increasing the uncertainty of their effects on our business.

Drug Development Regulation

A country's regulatory agency, such as FDA in the U.S. and EMA and EC in the EU, as well as the national authorities of the EU member states, must approve a drug before it can be sold in the respective country or countries. The general processes for drug development and approval in the U.S. and EU are summarized below. Many other countries, including individual countries within the EU, have similar regulatory structures.

U.S. Drug Development

Preclinical Testing

Before we can test a drug candidate in humans, we must study the drug in laboratory experiments and in animals to generate data to support the drug candidate's potential benefits and safety. We submit this data to FDA in an Investigational New Drug ("IND") application seeking its approval to test the compound in humans.

Clinical Trials

If FDA accepts the IND, the drug candidate can then be studied in human clinical trials to determine if the drug candidate is safe and effective. These clinical trials involve three separate phases that often overlap, can take many years and are very expensive. These three phases, which are subject to considerable regulation, are as follows:

- Phase 1. The drug candidate is given to a small number of healthy human control subjects or patients suffering or at risk from the indicated disease, to test for safety, dose tolerance, pharmacokinetics, metabolism, distribution and excretion.

- Phase 2. The drug candidate is given to a limited patient population to determine the effect of the drug candidate in treating or preventing the disease, the best dose of the drug candidate, and the possible side effects and safety risks of the drug candidate. It is not uncommon for a drug candidate that appears promising in Phase 1 clinical trials to fail in the more rigorous and extensive Phase 2 clinical trials.

- Phase 3. If a drug candidate appears to be effective and have an appropriate safety profile in Phase 2 clinical trials, Phase 3 clinical trials are commenced to confirm those results. Phase 3 clinical trials are conducted over a longer term, involve a significantly larger population, are conducted at numerous sites in different geographic regions and are carefully designed to provide reliable and conclusive data regarding the safety and benefits of a drug candidate. It is not uncommon for a drug candidate that appears promising in Phase 2 clinical trials to fail in the more rigorous and extensive Phase 3 clinical trials.

FDA Approval Process

When we believe that the data from our clinical trials show an acceptable benefit-risk profile, we submit the appropriate filing, usually in the form of a New Drug Application, Biologics License Application or supplemental application, with FDA, seeking approval to sell the drug candidate for a particular use. At FDA's discretion, FDA may hold a public hearing where an independent advisory committee of expert advisors asks additional questions and makes recommendations regarding the drug candidate. This committee makes a recommendation to FDA that is not binding but is generally followed by FDA. If FDA agrees that the drug has met the required level of safety and efficacy for a particular use, it will approve the application and allow us to sell the drug in the U.S. for that use. It is not unusual, however, for FDA to decline to approve an application because it believes that the drug candidate is not safe enough or efficacious enough (i.e., does not have an appropriate benefit-risk profile) or because it does not believe that the data submitted is reliable or conclusive.

At any point in this process, the development of a drug candidate can be stopped for a number of reasons, including safety concerns, lack of treatment benefit or manufacturing issues. We cannot be certain that any clinical trials that we are currently conducting or any that we conduct in the future will be completed successfully or within any specified time period. We may choose, or FDA may require us, to delay or suspend our clinical trials at any time if it appears that patients are being exposed to an unacceptable health risk or if the drug candidate does not appear to have sufficient treatment benefit.

Even after approving a drug, FDA may also require Phase 4 non-registrational studies to explore scientific questions to further characterize safety and efficacy during commercial use of our drug. FDA may also require us to provide additional data or information, improve our manufacturing processes, procedures or facilities or may require extensive surveillance to monitor the safety or benefits of our product candidates if it determines that our filing does not contain adequate evidence of the safety and benefits of the drug. In addition, even if FDA approves a drug, it could limit the uses of the drug. FDA can withdraw approvals if it does not believe that we are complying with regulatory standards or if concerns about the safety or efficacy are uncovered or occur after approval.

In addition to obtaining FDA approval for each drug, we obtain FDA approval of the manufacturing facilities for any drug we sell, including those of companies who manufacture our drugs for us. All of these facilities are subject to periodic inspections by FDA. FDA must also approve foreign establishments that manufacture products to be sold in the U.S. and these facilities are subject to periodic regulatory inspection. Our manufacturing facilities located in California also must be licensed by the State of California in compliance with local regulatory requirements. Our manufacturing facilities in Canada, Ireland and Netherlands also must obtain local licenses and permits in compliance with local regulatory requirements.

FDA may employ one of several tools to facilitate and expedite the development and review of a drug, including Fast Track designation, Breakthrough Therapy designation, Accelerated Approval designation and Priority Review designation. Fast Track designation is designed to facilitate the development and review of a drug that treats a serious condition and fills an unmet medical need. Breakthrough Therapy designation is designed to expedite the development and review of a drug that treats a serious condition where preliminary clinical evidence demonstrates substantial improvement over available therapies. Accelerated Approval of a drug may be granted by FDA where the drug treats a serious condition, fills an unmet medical need and has been studied for safety and efficacy. Priority Review designation means FDA's goal is to take action on an application within six months of filing. FDA may grant Priority Review designation to a drug that would provide significant improvement in the safety or effectiveness of a treatment, diagnosis or prevention of a serious condition.

EU Drug Development

In the EU, our products are subject to a variety of EU and EU member state regulations governing clinical trials, commercial sales and distribution. We are required to obtain a marketing authorization in the EU before we can market our medicinal products on the relevant market. The conduct of clinical trials in the EU is governed by, among others, Directive 2001/20/EC and Directive 2005/28/EC and the ICH Good Clinical Practice guidelines. These impose legal and regulatory obligations that are similar to those provided in applicable U.S. laws. The conduct of clinical trials in the EU must be approved by the competent authorities of each EU member states in which the clinical trials take place, and a positive opinion must be obtained from the relevant Ethics Committee in the relevant member state. In 2014, the EU legislator adopted Regulation (EU) No 536/2014 to replace Directive 2001/20/EC and to introduce a coordinated procedure for authorization of clinical trials. This Regulation entered into application in January 2022.

Marketing authorization holders, manufacturers, importers, wholesalers and distributors of medicinal products placed on the market in the EU are required to comply with a number of regulatory requirements including pharmacovigilance, manufacturing compliance and the requirement to obtain manufacturing, import and/or distribution licenses issued by the competent authorities of the EU member states. Failure to comply with these requirements may lead to the imposition of civil, criminal or administrative sanctions, including suspension of marketing or manufacturing authorizations.

Manufacturing Regulation

The manufacturing process for pharmaceutical products is highly regulated and regulators may shut down manufacturing facilities that they observe are not complying with regulations. We, our CMOs and our corporate partners are subject to current Good Manufacturing Practices ("cGMP"), which are extensive regulations governing manufacturing processes, stability testing, record keeping and quality standards as defined by FDA and EMA. Similar regulations are in effect in other jurisdictions. Suppliers of key components and materials must be named in the new drug application or marketing authorization application filed with the regulatory authority for any product candidate for which we are seeking marketing approval, and significant delays can occur if the qualification of a new supplier is required. Even after our facilities or a third-party supplier is qualified by the regulatory authority, time, money and effort must continue to be expended in the area of production and quality control to maintain full compliance with cGMP. Our manufacturing operations and third-party suppliers are subject to regular periodic inspections by regulatory authorities following initial approval.

For our cell therapy products, we are required by FDA to comply with the Risk Evaluation and Mitigation Strategy program, which includes educating and certifying medical personnel regarding the therapy procedures and the potential side effect profile of our therapy, such as the potential adverse side effects related to cytokine release syndrome and neurologic toxicities. Additionally, we are required to maintain a complex chain of identity and custody with respect to patient material as such material moves to the manufacturing facilities, through the manufacturing process, and back to the patient.

Pricing and Reimbursement Regulation

Health insurers, including government health authorities, generally provide reimbursement for the cost of our products and related treatments and medical services in the markets where we sell. In the U.S., the EU and other significant or potentially significant markets for our products and product candidates, government authorities limit or regulate the price of medical products and services. A significant portion of our sales of the majority of our products are subject to substantial discounts from their list prices, including rebates to Medicaid agencies or discounts to covered entities under Section 340B of the Public Health Service Act ("340B"). As a result, the price increases we implement from time to time on certain products may have a limited effect on our net product sales in certain markets. In addition, standard reimbursement structures may not adequately reimburse for innovative therapies.

For more information, see Item 1A. Risk Factors "Our existing products are subject to reimbursement pressures from government agencies and other third parties, required rebates and discounts, and other pricing pressures" and "We face challenges in accurately forecasting sales because of the difficulties in predicting demand for our products and fluctuations in purchasing patterns or wholesaler inventories."

Health Care Fraud and Abuse / Anti-Bribery Regulation

We are subject to various U.S. federal and state laws pertaining to health care "fraud and abuse," including anti-kickback laws and false claim laws. Anti-kickback laws make it illegal for a prescription drug manufacturer to knowingly and willingly solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of business reimbursed by a federal healthcare program, including the purchase or prescription of a particular drug. False claims laws generally prohibit anyone from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment by federal and certain state payers (including Medicare and Medicaid), or knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim. In addition, FDA regulates written and verbal communications about our products. In addition to federal law, states also have consumer protection and false claims laws. Due to the breadth of the statutory provisions and the attention being given to them by law enforcement authorities, our sales, marketing, patient support, medical, clinical and public affairs activities may be subject to scrutiny under these laws. For example, recently there has been enhanced scrutiny by government enforcement authorities of company-sponsored patient assistance programs, including co-pay assistance programs and manufacturer donations to third-party charities that provide such assistance, reimbursement support offerings, clinical education programs and promotional speaker programs. Similarly, in Europe, interactions between pharmaceutical companies and physicians are subject to strict laws, regulations, industry self-regulation codes of conduct and physicians' codes of professional conduct, as applicable, including the EU member states anti-corruption laws and the UK Bribery Act 2010.

In addition, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in parts of the world that have experienced governmental corruption to some degree. In certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices or may require us to interact with doctors and hospitals, some of which may be state controlled, in a manner that is different than local custom.

We have implemented trainings and programs geared toward compliance with these laws. Violations of fraud and abuse laws or anti-bribery laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal health care programs (including Medicare and Medicaid). Violations can also lead to the imposition of a Corporate Integrity Agreement or similar government oversight program, even if we disagree with the government's perspective that we have violated any rules or guidance.

For more information, see Item 1A. Risk Factors "We are impacted by evolving laws, regulations and legislative or regulatory actions applicable to the healthcare industry."

Environmental Regulation

We are subject to a number of laws and regulations that require compliance with federal, state and local regulations for the protection of the environment. Growing concern regarding climate change has resulted in an evolving legal and regulatory landscape, with new requirements enacted to prevent, mitigate or adapt to the implications of climate change. These regulations, which can differ across jurisdictions, subject us to many transition risks, including, for example, new or expanded carbon pricing or taxes, increased compliance costs, restrictions on greenhouse gas emissions, investment in new technologies, increased carbon disclosure and transparency, investments in data gathering and reporting systems, upgrades of facilities to meet new building codes and the redesign of utility systems, which could increase the company's operating costs, including the cost of electricity and energy. For example, over 80 countries committed to the United Nations COP26 Health Programme's initiatives on climate resilient and low carbon sustainable health systems. As such, there is an increasing expectation for the health sector to implement commitments to decarbonize and achieve net zero emissions by 2050. Failure to sufficiently decarbonize or comply with climate-related requirements may threaten our ability to operate in certain geographies and negatively affect our business. Our suppliers and third-party manufacturers and corporate partners face similar transition risks that could have an adverse effect on our business.

While costs related to compliance with environmental regulations cannot be predicted with certainty, we do not currently anticipate that these costs will have a material effect on our capital expenditures, earnings and competitive position.

For more information, see Item 1A. Risk Factors "Climate change and natural disasters, as well as legal, regulatory, or market measures to address climate change, can negatively affect our business and operations."

Other Information

We are subject to the information requirements of the Securities Exchange Act of 1934 ("Exchange Act"). Therefore, we file periodic reports, proxy and information statements and other information with U.S. Securities and Exchange Commission ("SEC"). SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with SEC.

Our website is www.gilead.com. Through a link on the "Investors" page of our website (under the "Financials - SEC Filings" section), we make available the following filings free of charge as soon as reasonably practicable after they are electronically filed with or furnished to SEC: our Annual Reports on Form 10-K; Quarterly Reports on Form 10-Q; Current Reports on Form 8-K; and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act.

Website references are provided throughout this document for convenience. The content on the referenced websites does not constitute a part of and is not incorporated by reference into this Annual Report on Form 10-K.

Our Executive Officers and Directors

The following tables list our executive officers and directors as of the filing date of this Annual Report on Form 10-K:

Executive Officers

Name	Age	Position
Daniel P. O'Day	60	Chairman and Chief Executive Officer
Dietmar Berger	62	Chief Medical Officer
Andrew D. Dickinson	55	Chief Financial Officer
Johanna Mercier	55	Chief Commercial Officer
Deborah H. Telman	60	Executive Vice President, Corporate Affairs and General Counsel

Directors

Name	Age	Principal Occupation or Employment
Daniel P. O'Day, Chairman	60	Chairman and Chief Executive Officer of Gilead Sciences, Inc.
Anthony Welters, Lead Independent Director	69	Chairman and Chief Executive Officer, CINQ Care Inc.
Jacqueline K. Barton, Ph.D.	72	Professor Emerita, California Institute of Technology
Jeffrey A. Bluestone, Ph.D.	71	President and Chief Executive Officer, Sonoma Biotherapeutics, Inc.
Sandra J. Horning, M.D.	76	Retired Chief Medical Officer, Roche, Inc.
Kelly A. Kramer	57	Retired Chief Financial Officer, Cisco Systems, Inc.
Ted W. Love, M.D.	65	Chair of Board of Directors, Biotechnology Innovation Organization
Harish Manwani	71	Senior Operating Partner, Blackstone Inc.
Javier J. Rodriguez	54	Chief Executive Officer, DaVita Inc.

ITEM 1A.   RISK FACTORS

In evaluating our business, you should carefully consider the following discussion of material risks, events and uncertainties that make an investment in us speculative or risky in addition to the other information in this Annual Report on Form 10-K. A manifestation of any of the following risks and uncertainties could, in circumstances we may or may not be able to accurately predict, materially and adversely affect our business and operations, growth, reputation (including the commercial or scientific reputation of our products), prospects, product pipeline and sales, operating and financial results, financial condition, cash flows, liquidity and stock price. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. It is not possible to predict or identify all such factors; our operations could also be affected by factors, events or uncertainties that are not presently known to us or that we currently do not consider to present significant risks to our operations. Therefore, you should not consider the following risks to be a complete statement of all the potential risks or uncertainties that we face. Moreover, some of the factors, events and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past, and instead reflect our beliefs and opinions as to the factors, events or contingencies that could materially and adversely affect us in the future.

Product and Commercialization Risks

Certain of our products subject us to additional or heightened risks.

HIV

We receive a substantial portion of our revenue from sales of our products for the treatment and prevention of HIV infection. We may be unable to sustain or increase sales of our HIV products for any number of reasons, including market share gains by competitive products, including generics, or the inability to introduce new HIV medications necessary to remain competitive. In such case, we may need to scale back our operations, including our future drug development and spending on research and development ("R&D") efforts. For example, many of our HIV products contain tenofovir alafenamide ("TAF"), which belongs to the nucleoside class of antiviral therapeutics. If there are any changes to the treatment or prevention paradigm for HIV, and nucleoside-based therapeutics do not remain the preferred regimen, our HIV product sales would be adversely impacted.

Cell Therapy

Advancing a novel and personalized therapy such as Yescarta or Tecartus, which are chimeric antigen receptor ("CAR") T-cell therapies, creates significant challenges, including:

- educating and certifying medical personnel regarding the procedures and the potential side effects, such as cytokine release syndrome and neurologic toxicities, in compliance with the Risk Evaluation and Mitigation Strategy program required by the U.S. Food and Drug Administration ("FDA");
- securing sufficient supply of other medications to manage side effects, such as tocilizumab and corticosteroids, which may not be available in sufficient quantities, may not adequately control the side effects and/or may have detrimental impacts on the efficacy of cell therapy;
- developing and maintaining a robust and reliable process for engineering a patient's T cells in our facilities and infusing them back into the patient; and
- conditioning patients with chemotherapy in advance of administering our therapy, which may increase the risk of adverse side effects.

The use of engineered T cells as a potential cancer treatment is a recent development and may not be broadly accepted by physicians, patients, hospitals, cancer treatment centers, payers and others in the medical community. For example, in January 2024, FDA instituted a class labeling change for all approved CAR T-cell therapies, including a "boxed warning" about the possible risk of secondary T-cell malignancies in patients treated with CAR T-cell therapy. For challenges related to the reimbursement of Yescarta and Tecartus, see also **"**Our existing products are subject to reimbursement pressures from government agencies and other third parties, required rebates and discounts, and other pricing pressures."

We rely on third-party sites to collect patients' white blood cells, known as apheresis centers, as well as shippers, couriers, and hospitals for the logistical collection of patients' white blood cells and ultimate delivery of Yescarta and Tecartus to patients. These vendors may encounter disruptions or difficulties that could result in product loss and regulatory action. Apheresis centers may also choose not to participate in our quality certification process, or we may be unable to complete such certification in a timely manner or at all, which could delay or constrain our manufacturing and commercialization efforts.

We also face risks related to our in-house CAR T-cell therapy manufacturing facilities in California, Maryland and the Netherlands, spanning process development, vector manufacturing, clinical trial production and commercial product manufacturing. Quality, reliability and speed are critical in cell therapy manufacturing to quickly and safely deliver our cell therapies to patients. Any delays or quality issues with our manufacturing operations could adversely affect our business and damage our reputation. In addition, we may not be able to sufficiently increase manufacturing network capacity to meet growing demand.

Our success depends on developing and commercializing new products or expanding the indications for existing products.

If we are unable to launch commercially successful new products or new indications for existing products, including approval for earlier lines of therapy, our business will be adversely impacted. The launch of commercially successful products is necessary to grow our business, cover our substantial R&D expenses, and offset revenue losses when existing products lose market share due to factors such as competition and loss of patent exclusivity. There are many difficulties and uncertainties inherent in drug development and the introduction of new products. The product development cycle is characterized by significant investments of resources, long lead times and unpredictable outcomes due to the nature of developing medicines for human use. We expend significant time and resources on our product pipeline as well as on preparations for potential commercial launch without any assurance that we will recoup our investments or that our efforts will be commercially successful. A high rate of failure is inherent in the discovery and development of new products, and failure can occur at any point in the process, including late in the process after substantial investment. Such failures have had, and may have in the future, a negative impact on our business and financial results, including as a result of our inability to recover R&D, clinical trial, acquisition-related and other expenses incurred in connection with the development of and launch preparations for our product candidates. For example, we enter into commitments to purchase materials and supplies in anticipation of the potential manufacture and sale of new product candidates, and in the event the development, approval or launch of these product candidates is delayed or otherwise unsuccessful, we may experience excess inventory that needs to be written down, losses on firm commitments to purchase inventory, or other costs and expenses resulting from such commitments.

We face challenges in accurately forecasting sales because of the difficulties in predicting demand for our products and fluctuations in purchasing patterns or wholesaler inventories.

We may be unable to accurately predict demand for our products as demand depends on a number of factors. If we do not accurately forecast demand or manufacture products at levels to align with actual demand, then we may experience product shortages or build excess inventory that may need to be written off. For example, product demand may be adversely affected if physicians do not see the benefit of our products. Additionally, uptake of new products may not materialize as expected, or at all in the case of unsuccessful product candidates. For example, Veklury sales generally reflect COVID-19 related rates and severity of infections and hospitalizations, as well as the availability, uptake and effectiveness of vaccines and alternative treatments for COVID-19, and future sales in the short- and long-term remain uncertain.

Additionally, the non-retail sector in the U.S., which includes government institutions, including state AIDS Drug Assistance Programs, the U.S. Department of Veterans Affairs, correctional facilities and large health maintenance organizations, tends to be less consistent in terms of buying patterns and often causes quarter-over-quarter fluctuations that do not mirror actual patient demand for our products. Federal and state budget pressures, as well as the annual grant cycles for federal and state funds, may cause purchasing patterns to not reflect patient demand for our products. We expect to continue to experience fluctuations in the purchasing patterns of our non-retail customers. In light of the budget crises faced by many European countries, we have observed variations in purchasing patterns induced by cost containment measures in Europe. We believe these measures have caused some government agencies and other purchasers to reduce inventory of our products in the distribution channels, and we may continue to see this trend in the future.

We sell and distribute most of our products in the U.S. exclusively through the wholesaler/distributor channel. Historically, approximately 90% of our product sales in the U.S. have been to three wholesalers, Cardinal Health, Inc., Cencora, Inc., and McKesson Corporation, and their specialty distributor affiliates. The U.S. wholesalers and distributors with whom we have entered into inventory management agreements make estimates to determine end-user demand and may not be accurate in matching their inventory levels to actual end-user demand. As a result, changes in inventory levels held by those wholesalers and distributors can cause our operating results to fluctuate unexpectedly if our sales to these wholesalers and distributors do not match end-user demand. In addition, inventory is held at retail and specialty pharmacies and other non-wholesaler/ distributor locations with whom we have no inventory management agreements and no control over buying patterns. Adverse changes in economic conditions, increased competition or other factors may cause retail and specialty pharmacies to reduce their inventories of our products, which would reduce their orders from wholesalers and distributors and, consequently, the wholesalers' and distributors' orders from us, even if end-user demand has not changed. In addition, we have observed that strong wholesaler/distributor and sub-wholesaler/distributor purchases of our products in the second half of the year typically results in inventory draw-down by wholesalers/distributors and sub-wholesalers/distributors in the subsequent first quarter. As inventory in the distribution channel fluctuates from quarter to quarter, we may continue to see fluctuations in our earnings and a mismatch between prescription demand for our products and our revenues.

We face significant competition from global pharmaceutical and biotechnology companies, specialized pharmaceutical firms and generic drug manufacturers.

New branded or generic products entering major markets affects our ability to maintain pricing and market share. Our products compete with other available products based primarily on efficacy, safety, tolerability, acceptance by doctors, ease of patient compliance, ease of use, price, insurance and other reimbursement coverage, distribution and marketing. A number of companies are pursuing the development of products and technologies that may be competitive with our existing products or research programs. These competing companies include large pharmaceutical and biotechnology companies and specialized pharmaceutical firms acting either independently or together with other such companies. Furthermore, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection or may establish collaborative arrangements for competitive products or programs. We may be adversely impacted if any of these competitors gain market share as a result of new technologies, commercialization strategies or otherwise.

Our existing products are subject to reimbursement pressures from government agencies and other third parties, required rebates and discounts, and other pricing pressures.

Successful commercialization of our products depends, in part, on the availability and amount of third-party payer reimbursement for our products and related treatments and medical services in the markets where we sell our products. As our products mature, pricing pressures from private insurers and government payers often result in a reduction of the net product prices.

Legislative and regulatory actions affecting government prescription drug procurement and reimbursement programs occur relatively frequently. We may be adversely impacted by any such legislative and regulatory actions, though it is difficult to predict the impact, if any, on the use and reimbursement of our products.

In the U.S., the European Union ("EU") and other significant or potentially significant markets for our products and product candidates, government authorities and third-party payers are increasingly attempting to limit or regulate the price of medical products and services. The volume of drug pricing-related legislation has dramatically increased in recent years, including:

- U.S. Congress has enacted laws requiring manufacturer refunds on certain amounts of discarded drug from single-use vials and eliminating the existing cap on Medicaid rebate amounts beginning in 2024.

- U.S. Congress has enacted the Inflation Reduction Act of 2022 (the "IRA"), which, among other changes, (1) requires the Department of Health and Human Services to "negotiate" Medicare prices for certain drugs (starting with 10 drugs in 2026, adding 15 drugs in 2027 and 2028, and adding 20 drugs in 2029 and subsequent years), which could also affect the Medicaid rebate obligations and the ceiling prices charged to covered entities under Section 340B of the Public Health Service Act ("340B") if such prices are lower than the Medicaid Best Price; (2) imposes an inflation-based rebate on Medicare Part B utilization starting in 2023 and Part D utilization beginning October 1, 2022; and (3) restructures the Medicare Part D benefit to cap out-of-pocket expenses for Part D beneficiaries beginning in 2024 and, effective January 1, 2025, increases Part D plans' contributions in the catastrophic coverage phase and increases manufacturers' discount contributions across coverage phases such that manufacturers must pay a 10% discount in the initial coverage phase and a 20% discount in the catastrophic phase on drugs utilized by all Part D beneficiaries, including low income subsidy patients. Although none of our products were selected by the Department of Health and Human Services for "negotiation" in 2026 or 2027, there is no assurance that our products will not be selected in the future. We continue to evaluate the potential impact of the IRA on our business. The Centers for Medicare and Medicaid Services ("CMS") has issued a number of guidance documents, but it remains unclear how certain provisions of the IRA will be implemented. Additional guidance, legislation or rulemaking may be issued that could change the scope or implementation of the IRA. In addition, multiple manufacturers and trade organizations have challenged the Medicare "negotiation" provisions of the IRA, and additional legal challenges may be filed in the future. While the full impact of the IRA on our business and the pharmaceutical industry remains uncertain at this time, we anticipate that the IRA will increase our payment obligations under the redesigned Part D discount program, limit the prices we can charge for our products, and increase the rebates we must provide government programs for our products, thereby reducing our profitability and negatively impacting our financial results.

- Many state legislatures are considering, or have already passed into law, legislation that seeks to indirectly or directly regulate pharmaceutical drug pricing, such as requiring manufacturers to publicly report proprietary pricing information, creating review boards for prices, establishing drug payment limits, and encouraging the use of generic drugs. For example, in August 2023, the Colorado Prescription Drug Affordability Review Board ("PDAB") selected Genvoya for an affordability review, and subsequently determined that Genvoya was not unaffordable. Additional state PDABs have or may in the future undertake similar affordability reviews of our products. A finding that one of our products is unaffordable could lead to legislative action to designate an upper limit on the amount certain purchasers and payors can pay for our products. These initiatives and such other legislation may cause added pricing pressures on our products, and the resulting impact on our business is uncertain at this time.

- Many countries outside the U.S., including the EU member states, have established complex and lengthy procedures to obtain price approvals and coverage reimbursement and periodically review their pricing and reimbursement decisions. The outcome of these reviews cannot be predicted and could have an adverse effect on the pricing and reimbursement of our medical products in the EU member states. Reductions in the pricing of our medical products in one member state could affect the price in other member states and have a negative impact on our financial results.

A substantial portion of our product sales is subject to significant discounts from list price, including rebates that we may be required to pay state Medicaid agencies and discounts provided to covered entities under 340B. Changes to the 340B program or the Medicaid program at the federal or state level could have a material adverse effect on our business. For example, the continued growth of the 340B program limits the prices we may charge on an increasing percentage of sales. Changes to the calculation of rebates under the Medicaid program could substantially increase our Medicaid rebate obligations and decrease the prices we charge 340B-covered entities.

In March 2022, we implemented a contract pharmacy integrity initiative for our branded hepatitis C virus ("HCV") products. This integrity initiative does not involve any products from Asegua Therapeutics LLC. Our integrity initiative requires covered entities that enter into 340B bill to/ship to arrangements with contract pharmacies for our branded HCV products to provide claims level data for units dispensed from such contract pharmacies; covered entities without an in-house pharmacy that choose not to participate in the initiative can designate a single contract pharmacy for shipment. Certain manufacturers that have implemented other contract pharmacy integrity programs have received enforcement letters from the U.S. Department of Health and Human Services ("HHS") asserting that those programs violate the 340B statute, have been referred to the HHS Office of Inspector General for assessment of civil monetary penalties, and have been subject to administrative dispute resolution proceedings brought on behalf of covered entities. Some of these manufacturers are challenging HHS' position in litigation. Certain states have also enacted laws requiring manufacturers to provide 340B pricing through contract pharmacy arrangements, and additional states may adopt similar laws; we believe these laws, which are being challenged in ongoing litigation, are invalid but we have carved out covered entities in certain states from our integrity initiative while litigation challenging these laws proceeds. We also believe that our integrity initiative complies with the requirements of the 340B statute. However, additional legal or legislative developments with respect to the 340B program, including potential litigation with HHS or other stakeholders, may negatively impact our ability to implement or continue our integrity initiative.

In addition, standard reimbursement structures do not always adequately reimburse for innovative therapies. For example, beginning in fiscal year 2021, CMS established a new severity-adjusted diagnosis-related group ("DRG") 018 for Medicare inpatient reimbursement of CAR T-cell products such as Yescarta and Tecartus. While the new DRG has a significantly higher base payment amount than the prior DRG 016, the payment available may not be sufficient to reimburse some hospitals for their cost of care for patients receiving Yescarta and Tecartus. When reimbursement is not aligned well to account for treatment costs, Medicare beneficiaries may be denied access as this misalignment could impact the willingness of some hospitals to offer the therapy and of doctors to recommend the therapy. Additionally, in the EU, there are barriers to reimbursement in individual countries that could limit the uptake of Yescarta and Tecartus.

Moreover, we estimate the rebates we will be required to pay in connection with sales during a particular quarter based on claims data from prior quarters. In the U.S., actual rebate claims are typically made by payers one to three quarters in arrears. Actual claims and payments may vary significantly from our estimates.

We may experience adverse impacts resulting from the importation of our products from lower price markets or the distribution of illegally diverted or counterfeit versions of our products.

Prices for our products are based on local market economics and competition and sometimes differ from country to country. Our sales in countries with relatively higher prices may be reduced if products can be imported and resold into those countries from lower price markets. For example, in January 2024, FDA authorized Florida's proposed program to import prescription drugs from Canada, and U.S. sales may be adversely affected if Florida meets the additional requirements set by FDA in its authorization. We have entered into agreements with generic drug manufacturers as well as licensing agreements with the Medicines Patent Pool, a United Nations-backed public health organization, which allow generic drug manufacturers to manufacture generic versions of certain of our products for distribution in certain low- and middle-income countries. We may be adversely affected if any generic versions of our products, whether or not produced and/or distributed under these agreements, are exported to the U.S., the EU or markets with higher prices.

In the EU, we are required to permit products purchased in one EU member state to be sold in another member state. Purchases of our products in member states where our selling prices are relatively low for resale in member states in which our selling prices are relatively high can affect the inventory level held by our wholesalers and can cause the relative sales levels in the various countries to fluctuate from quarter to quarter and not reflect the actual consumer demand in any given quarter.

Additionally, diverted products may be used in countries where they have not been approved and patients may source the diverted products outside the legitimate supply chain. These diverted products may be handled, shipped and stored inappropriately, which may affect the quality and/or efficacy of the products and could harm patients and adversely impact us.

We are also aware of the existence of various suppliers around the world that, without Gilead's authorization, purport to source our products and generic versions of our products and sell them for use in countries where those products have not been approved. As a result, patients may be at risk of taking unapproved medications that may not be what they purport to be, may not have the potency they claim to have or may contain harmful substances, which could harm patients and adversely impact us.

Further, third parties have illegally distributed and sold, and may continue to illegally distribute and sell, illegally diverted and counterfeit versions of our medicines, which do not meet the rigorous quality standards of our manufacturing and supply chain. For example, as part of a U.S. civil enforcement lawsuit in coordination with law enforcement, and pursuant to court order, we seized thousands of bottles of Gilead-labeled medication with counterfeit supply chain documentation. Our investigation revealed that pharmaceutical distributors that are not authorized by Gilead to sell Gilead medicine sold purportedly genuine Gilead medicine sourced from an illegal counterfeiting scheme to independent pharmacies nationwide.

Illegally diverted and counterfeit versions of Gilead-branded medicines exist and may pose a serious risk to patient health and safety. Our actions to stop or prevent the distribution and sale of illegally diverted and counterfeit versions of our medicines around the world may be costly and unsuccessful, which may adversely affect patients and our reputation and business, including our product revenues and financial results.

Product Development and Supply Chain Risks

We face risks in our clinical trials, including the potential for unfavorable results, delays in anticipated timelines and disruption.

We are required to demonstrate the safety and efficacy of product candidates that we develop for each intended use through extensive preclinical studies and clinical trials. The results from these studies do not always accurately predict results in later, large-scale clinical trials. Even successfully completed large-scale clinical trials may not result in marketable products.

We face numerous risks and uncertainties with our clinical trials that could result in delays or prevent completion of the development and approval of our product candidates, including challenges in clinical trial protocol design, our ability to enroll patients in clinical trials, the possibility of unfavorable or inadequate trial results to support further development of our product candidates, including failure to meet a trial's primary endpoint, safety issues arising from our clinical trials, and the need to modify or delay our clinical trials or to perform additional trials. For example, in January 2024, we announced that our Phase 3 EVOKE-01 study evaluating sacituzumab govitecan-hziy did not meet its primary endpoint of overall survival in previously treated metastatic non-small cell lung cancer ("NSCLC"), which resulted in us recording an impairment charge during the three months ended March 31, 2024. In September 2024, we decided to discontinue our clinical development program in NSCLC for the second-line indication, resulting in us recording an impairment charge during the three months ended September 30, 2024 (for more information, see Note 9. Goodwill and Intangible Assets of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K). In May 2024, we provided an update that (i) our Phase 3 TROPiCs-04 study did not meet its primary endpoint, which was a confirmatory study required in connection with the accelerated approval of sacituzumab govitecan-hziy for treatment of metastatic urothelial cancer, and (ii) there was a higher number of deaths due to adverse events with sacituzumab govitecan-hziy compared to treatment of physician's choice. In addition, following results and data from several magrolimab studies as well as corresponding FDA clinical holds, we announced in February 2024 that we would not pursue further development of magrolimab in hematologic cancers.

As a result, we may be unable to successfully complete our clinical trials on our anticipated timelines, or at all. Based on trial results, it is possible that FDA and other regulatory authorities do not approve our product candidates, or that any market approvals include significant limitations on the products' use. Additionally, products and indications approved under accelerated approval pathways may be subject to withdrawal where confirmatory studies are unsuccessful. In October 2024, we announced plans to voluntarily withdraw the U.S. accelerated approval for Trodelvy (sacituzumab govitecan-hziy; SG) for treatment of adult patients with locally advanced or metastatic urothelial cancer who have previously received a platinum-containing chemotherapy and either programmed death receptor-1 (PD-1) or programmed death-ligand 1 (PD-L1) inhibitor. In addition, clinical trials involving our commercial products can raise new safety issues for our existing products, which could adversely impact our business. Further, we have in the past and we may in the future make a strategic decision to discontinue development of our product candidates, including but not limited to situations where we believe commercialization will be difficult relative to other opportunities in our pipeline. For example, in January 2024, we announced with our partner Arcus Biosciences, Inc. ("Arcus") the discontinuation of further enrollment in the Phase 3 ARC-10 study evaluating domvanalimab plus zimberelimab in first-line locally advanced or metastatic, PD-L1-high NSCLC based on strategic prioritization to advance and potentially accelerate other Phase 3 studies in our collaboration with Arcus. Therefore, our product candidates may never be successfully commercialized, and we may be unable to recoup the significant R&D, clinical trial, acquisition-related and other expenses incurred. We expect to spend significant time and resources on our clinical trial activities without any assurance that we will recoup our investments or that our efforts will be commercially successful.

There are also risks associated with the use of third parties in our clinical trial activities. We extensively outsource our clinical trial activities and usually perform only a small portion of the start-up activities in-house. We rely on third-party contract research organizations ("CROs") to perform most of our clinical studies, including document preparation, site identification, screening and preparation, pre-study visits, training, program management, patient enrollment, ongoing monitoring, site management and bioanalysis. Many important aspects of the services performed for us by the CROs are not within our direct control. If there is any dispute or disruption in our relationships with our CROs, including as a result of legislative or regulatory actions, our clinical trials and regulatory submissions may be delayed and our costs may increase. Moreover, in our regulatory submissions, we rely on the quality and validity of the clinical work performed by our CROs. If any of their processes, methodologies or results were determined to be invalid or inadequate, our own clinical data and results and related regulatory approvals may be adversely affected.

We may not be able to obtain materials or supplies necessary to conduct clinical trials or to manufacture and sell our products, or we may face manufacturing difficulties, delays or interruptions, including at our third-party manufacturers and corporate partners, which could limit our ability to generate revenues.

We need access to certain materials and supplies to conduct our clinical trials and to manufacture and sell our products. If we are unable to purchase enough of these materials and supplies or find suitable alternatives in a timely manner, our development efforts for our product candidates may be delayed or our ability to manufacture and sell our products could be limited. For example, in the U.S., there have been ongoing or recent shortages of certain cancer drugs that are the backbone of standard-of-care treatments, such as carboplatin and cisplatin, which are also used in R&D and clinical trials. While we have observed minimal impacts to our oncology clinical trials to date, if these shortages continue or increase in magnitude, our ongoing and future oncology clinical trials may be delayed, halted or adversely impacted.

Suppliers of key components and materials must be named in the new drug application or marketing authorization application filed with the regulatory authority for any product candidate for which we are seeking marketing approval, and significant delays can occur if the qualification of a new supplier is required. Our products, which are manufactured at our own facilities or by third-party contract manufacturing organizations ("CMOs") and corporate partners, are the result of complex, highly regulated manufacturing processes. We depend on CMOs and corporate partners to perform manufacturing activities effectively and on a timely basis for the majority of our active pharmaceutical ingredients and drug products. These third parties are independent entities subject to their own unique operational and financial risks that are out of our control. Some of our products and the materials that we utilize in our operations are manufactured by only one supplier or at only one facility, which we may not be able to replace in a timely manner and on commercially reasonable terms, or at all. We and our CMOs and corporate partners are subject to current Good Manufacturing Practices ("cGMP"), which are extensive regulations governing manufacturing processes, stability testing, recordkeeping and quality standards as defined by FDA and European Medicines Agency ("EMA"), as well as comparable regulations in other jurisdictions. Manufacturing operations are also subject to routine inspections by regulatory agencies. Even after a supplier is qualified by the regulatory authority, the supplier must continue to expend time, money and effort in the area of production and quality control to maintain full compliance with cGMP. If, as a result of these inspections, a regulatory authority determines that the equipment, facilities, laboratories or processes do not comply with applicable regulations and conditions of product approval, the regulatory authority may suspend the manufacturing operations. There can be no assurance that we will be able to remedy any deficiencies cited by FDA or other regulatory agencies in their inspections. Further, there is risk that regulatory agencies in other countries where marketing applications are pending will undertake similar additional reviews or apply a heightened standard of review, which could delay the regulatory approvals for products in those countries.

Any adverse developments affecting or resulting from any single entity within our manufacturing operations or the operations of our CMOs and corporate partners can result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls or other interruptions in the development and commercial supply of our products, which may result in us not being able to generate sufficient quantities of clinical or commercial product to meet market demand and may cause delays in our clinical trials and applications for regulatory approval. We have incurred, and will continue to incur, inventory write-off charges and other expenses for products that fail to meet specifications and quality standards as well as changes we may adopt in our manufacturing strategy, and we may need to undertake costly remediation efforts or seek more costly manufacturing alternatives. Such developments could increase our manufacturing costs, cause us to lose revenues or market share and damage our reputation. Our business may be adversely affected if approval of any of our product candidates were delayed or if production of our products were interrupted.

Regulatory and Other Legal Risks

Our operations depend on compliance with complex FDA and comparable international regulations. Failure to obtain broad approvals on a timely basis or to maintain compliance, including if significant safety issues arise for our marketed products or our product candidates, could delay or halt commercialization of our products.

The products we develop must be approved for marketing and sale by regulatory authorities and, once approved, are subject to extensive regulation by FDA, EMA and comparable regulatory agencies in other countries. We have filed, and anticipate that we will continue to file, for marketing approval in additional countries and for additional indications and products. These and any future marketing applications we file may not be approved by the regulatory authorities on a timely basis, or at all. For example, in October 2022, we announced that FDA issued a complete response letter for our Biologics License Application for bulevirtide for the treatment of adults with hepatitis delta virus infection. Even if marketing approval is granted for our product candidates, there may be significant limitations on their use. We cannot state with certainty when or whether any of our product candidates under development will be approved or launched; whether we will be able to develop, license or acquire additional product candidates or products; or whether any products, once launched, will be commercially successful.

Further, how we manufacture and sell our products is subject to extensive regulation and review. For example, under FDA rules, we are often required to conduct post-approval clinical studies to assess a known serious risk, signals of serious risk or to identify an unexpected serious risk. In certain circumstances, we may be required to implement a Risk Evaluation and Mitigation Strategy program for our products, which could include a medication guide, patient package insert, a communication plan to healthcare providers, restrictions on distribution or use of a product and other elements FDA deems necessary to assure safe use of the drug. Discovery of previously unknown problems with our marketed products or product candidates, including serious safety, resistance or drug interaction issues, or problems with our manufacturing, safety reporting or promotional activities, may result in regulatory approvals being delayed, denied or granted with significant restrictions on our products, including limitations on or the withdrawal of the products from the market.

As additional studies are conducted after obtaining marketing approval for our products, and as our products are used over longer periods of time by many patients, including patients with underlying health problems or those taking other medicines, we expect to continue finding new issues related to safety, resistance or drug interactions. Any such issues may require changes to our product labels, such as additional warnings, contraindications or even narrowed indications, or the halt of product sales.

Regulatory authorities have been moving towards more active and transparent pharmacovigilance and are making greater amounts of stand-alone safety information and clinical trial data directly available to the public through websites and other means, such as periodic safety update report summaries, risk management plan summaries and various adverse event data. Safety information, without the appropriate context and expertise, may be misinterpreted and lead to misperception or legal action.

Failure to comply with these or other requirements imposed by FDA could result in significant civil monetary penalties, fines, suspensions of regulatory approvals, product recalls, seizure of products and criminal prosecutions.

We are impacted by evolving laws, regulations and legislative or regulatory actions applicable to the healthcare industry.

The healthcare industry is subject to various federal, state and international laws and regulations pertaining to drug approval, manufacturing, reimbursement, rebates, price reporting, healthcare fraud and abuse, and data privacy and security. In the U.S., these laws include anti-kickback and false claims laws, the Federal Food, Drug, and Cosmetic Act, laws and regulations relating to the Medicare and Medicaid programs and other federal and state programs, such as the Medicaid Rebate Statute and the 340B statute, laws that regulate written and verbal communications about our products, individual state laws relating to pricing and sales and marketing practices, the Health Insurance Portability and Accountability Act and other federal and state laws relating to the privacy and security of health information, including the Executive Order on Preventing Access to Americans' Bulk Sensitive Personal Data, which may impact how and where clinical and other sensitive data is shared, accessed and analyzed, and United States Government-Related Data by Countries of Concern issued in February 2024. Actual or alleged violations of these laws or any related regulations may be punishable by criminal and/or civil sanctions, including, in some instances, substantial fines, civil monetary penalties, exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid and U.S. Department of Veterans Affairs and U.S. Department of Defense health programs, actions against executives overseeing our business and significant remediation measures, negative publicity or other consequences. These laws and regulations are broad in scope and subject to changing and evolving interpretations, including as a result of legal challenges, which may increase following the U.S. Supreme Court decision to overrule the *Chevron* doctrine, any of which could require us to incur substantial costs associated with compliance, alter one or more of our sales or marketing practices, or impact our ability to obtain or maintain regulatory approvals. The resulting impact on our business is uncertain and could be material. Additionally, recently proposed legislation in the U.S., such as the BIOSECURE Act (which, among other things, could prohibit U.S. executive agencies from contracting with, or expending loans or granting funds to, companies that use biotechnology equipment or services for certain activities from certain foreign-owned entities), has the potential to adversely impact our ability to receive equipment or services from such entities, including certain of which we use in connection with our clinical trials and our clinical and commercial manufacturing, which could increase the cost or limit the supply of material available to us, delay the procurement or supply of such material, delay or impact clinical trials and regulatory submissions, delay the launch of commercial products and adversely affect our financial condition and business prospects.

In addition, government price reporting and payment regulations are complex, and we are continually assessing the methods by which we calculate and report pricing in accordance with these obligations. Our methodologies for calculations are inherently subject to assumptions and may be subject to review and challenge by various government agencies, which may disagree with our interpretation. If the government disagrees with our reported calculations, we may need to restate previously reported data and could be subject to additional financial and legal liability.

There also continues to be enhanced scrutiny of company-sponsored patient assistance programs, including co-pay assistance programs and manufacturer donations to third-party charities that provide such assistance. There has also been enhanced scrutiny by governments on reimbursement support offerings and other patient support offerings, clinical education programs and promotional speaker programs. Despite our training and compliance program, our internal control policies and procedures may not protect us from unlawful acts committed by our employees or agents. If we, or our agents and vendors, are deemed to have failed to comply with laws, regulations or government guidance in any of these areas, we could be subject to criminal or civil sanctions. Any similar violations by our competitors could also negatively impact our industry's reputation and increase scrutiny over our business and our products.

For a description of our government investigations and related litigation, see Note 13. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Our success depends to a significant degree on our ability to obtain and defend our patents and other intellectual property rights both domestically and internationally, and to operate without infringing upon the patents or other proprietary rights of third parties.

Patents and other proprietary rights are very important to our business. As part of our business strategy, we actively seek patent protection both in the U.S. and internationally covering our compounds, products and technology. Our success depends to a significant degree on our ability to obtain patents and licenses to patent rights, enforce our patents and defend against infringement of our patents and efforts to invalidate them, operate without infringing on the intellectual property of others, and preserve trade secrets and internal know-how.

Our pending patent applications and the patent applications filed by our collaborative partners may not be able to prevent third parties from developing compounds or products that are closely related to those which we have developed or are developing. In addition, certain countries do not provide effective mechanisms for enforcement of our patents, and third-party manufacturers may be able to sell generic versions of our products in those countries. Because patent applications are confidential for a period of time after filing, we may not know if our competitors have filed applications for technology covered by our pending applications or if we were the first to file an application directed toward the technology that is the subject of our patent applications. If competitors file patent applications covering our technology, we may have to participate in litigation, post-grant proceedings before the U.S. Patent and Trademark Office or other proceedings to determine the right to a patent or validity of any patent granted. Such litigation and proceedings are unpredictable and expensive, and could divert management attention from other operations, such that, even if we are ultimately successful, we may be adversely impacted.

Patents covering our existing compounds, products and processes, and those that we will likely file in the future, may not provide complete or adequate protection. Filing patent applications is a fact-intensive and complex process. We may file patent applications that ultimately do not result in patents or have patents that do not provide adequate protection for the related product. Patent term extensions may be available for products we are developing, but we cannot be certain we will obtain them. Future litigation or other proceedings regarding the enforcement or validity of our existing patents or any future patents could result in the invalidation of our patents or substantially reduce their protection. In addition, we may face criticism as a result of our legitimate use of the patent systems to protect our investments in new and useful innovations in medicine. Further, incentives and exclusivities relating to our products and product candidates may change in the future. We are aware that several countries are considering changes to support sharing how to make and use new inventions that could impact the current patent systems and protections for innovation. Any such changes could also impact the voluntary licensing patent programs that we establish for our products to support access to medicines.

Generic manufacturers have sought, and may continue to seek, FDA approval to market generic versions of our products through an abbreviated new drug application ("ANDA"), the application process typically used by manufacturers seeking approval of a generic drug. For a description of our ANDA litigation, see Note 13. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K. ANDA litigation and related settlement and license agreements, in some cases, may result in a loss of exclusivity for our patents sooner than we would otherwise expect. In addition, loss of exclusivity may be earlier than expected under these settlement and license agreements under certain circumstances. For example, settlement and license agreements with generic manufacturers typically include acceleration clauses that permit generic entry before the agreed-upon entry date in certain circumstances, and generic manufacturers may continue to challenge the patents protecting our products. The entry of generic versions of our products has, and may in the future, lead to market share and price erosion.

If we are found to infringe the valid patents of third parties, we may be required to pay significant monetary damages or we may be prevented from commercializing products or may be required to obtain licenses from these third parties. We may not be able to obtain alternative technologies or any required license on commercially reasonable terms or at all. If we fail to obtain these licenses or alternative technologies, we may be unable to develop or commercialize some or all of our products. For example, we are aware of patents and patent applications owned by other parties that such parties may claim to cover the use of our products and research activities. For a description of our pending patent litigation, see Note 13. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Furthermore, we also rely on unpatented trade secrets and improvements, unpatented internal know-how and technological innovation. We protect these rights mainly through confidentiality agreements with our corporate partners, employees, consultants and vendors. We cannot be certain that these parties will comply with these confidentiality agreements, that we have adequate remedies for any breach or that our trade secrets, internal know-how or technological innovation will not otherwise become known or be independently discovered by our competitors. Under some of our R&D agreements, inventions become jointly owned by us and our corporate partner and in other cases become the exclusive property of one party. In certain circumstances, it can be difficult to determine who owns a particular invention and disputes could arise regarding those inventions. We could be adversely affected if our trade secrets, internal know-how, technological innovation or confidential information become known or independently discovered by competitors or if we enter into disputes over ownership of inventions.

We face potentially significant liability and increased expenses from litigation and government investigations relating to our products and operations.

We are involved in a number of litigation, investigation and other dispute-related matters that require us to expend substantial internal and financial resources. From time to time, these matters require us to pay significant monetary amounts, including royalty payments for past and future sales. We expect these matters will continue to require a high level of internal and financial resources for the foreseeable future. These matters have reduced, and are expected to continue to reduce, our earnings and require significant management attention.

In addition, the testing, manufacturing, marketing and use of our commercial products, as well as product candidates in development, involve substantial risk of product liability claims. These claims may be made directly by consumers, healthcare providers, pharmaceutical companies or others. We have limited insurance for product liabilities that may arise and claims may exceed our coverage.

For a description of our litigation, investigation and other dispute-related matters, see Note 13. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K. The outcome of such legal proceedings or any other legal proceedings that may be brought against us, the investigations or any other investigations that may be initiated and any other dispute-related matters, are inherently uncertain, and adverse developments or outcomes can result in significant expenses, monetary damages, penalties or injunctive relief against us.

Operational Risks

Our business has been, and may in the future be, adversely affected by outbreaks of epidemic, pandemic or contagious diseases.

Actual or threatened outbreaks of epidemic, pandemic or contagious diseases, or other public health emergencies, may significantly disrupt our global operations and adversely affect our business, financial condition and results of operations. As we have seen with the COVID-19 pandemic, outbreaks can result in global supply chain and logistics disruptions and distribution constraints. The impact of an outbreak or other public health crisis on our results of operations and financial condition would depend on numerous evolving factors, but could involve higher operating expenses, lower demand for our products as a result of governmental, business and individuals' actions taken in response to such an event (including quarantines, travel restrictions and interruptions to healthcare services, which can impact enrollment in or operation of our clinical trials or limit patients' ability or willingness to access and seek care), challenges associated with the safety of our employees and safe occupancy of our job sites, and financial market volatility and significant macroeconomic uncertainty in global markets. An outbreak or public health emergency also could amplify many of the other risks described throughout the "Risk Factors" section of this Annual Report on Form 10-K.

We face risks associated with our global operations.

Our global operations are accompanied by certain financial, political, economic and other risks, including those listed below:

- Foreign Currency Exchange: Because a significant percentage of our product sales is denominated in foreign currencies, primarily the Euro, we face exposure to adverse movements in foreign currency exchange rates. Overall, we are a net receiver of foreign currencies, and therefore, we benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar. Our hedging program does not eliminate our exposure to currency fluctuations. We may be adversely impacted if the U.S. dollar appreciates significantly against certain currencies and our hedging program does not sufficiently offset the effects of such appreciation. For example, see "Foreign Currency Exchange Impact" in Part II, Item 8 of this Annual Report on Form 10-K for a discussion of our exposure to movements in foreign currency exchange rates, primarily in the Euro, and the impacts from foreign currency exchange, net of hedges, for the year ended December 31, 2024.

- Interest Rates and Inflation: We have interest-generating assets and interest-bearing liabilities, including our senior unsecured notes and credit facilities. Fluctuations in interest rates could expose us to increased financial risk. In addition, high inflation, such as what we have seen in recent years, has adversely impacted and may in the future adversely impact our business and financial results.

- Anti-Bribery: We are subject to the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws that govern our international operations with respect to payments to government officials. Our international operations are heavily regulated and require significant interaction with foreign officials. We operate in parts of the world that have experienced governmental corruption to some degree. In certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices or may require us to interact with doctors and hospitals, some of which may be state-controlled, in a manner that is different than local custom. It is possible that certain of our practices may be challenged under these laws. In addition, our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees and agents. Enforcement activities under anti-bribery laws could subject us to administrative and legal proceedings and actions, which could result in civil and criminal sanctions, including monetary penalties and exclusion from healthcare programs.

Other risks inherent in conducting a global business include:

- Restrictive government actions against our intellectual property and other assets such as nationalization, expropriation, the imposition of compulsory licenses or similar actions, including waiver of intellectual property protections.

- Changes in economic policies by the U.S. or foreign governments, which may result in trade protection measures, such as new or increased sanctions, tariffs, embargoes, import and export licensing requirements or other trade restrictions, or the threat of such restrictions.

- Political instability or disruption in a geographic region where we operate, regardless of cause, including war, terrorism, social unrest and political changes, including in China, Russia, Ukraine, Israel and surrounding areas.

- Increasing use of social media platforms and modern technologies present new risks and challenges, and inappropriate or unauthorized use of these platforms can result in exposure of sensitive data or information and damage our brand and reputation.

Climate change and natural disasters, as well as legal, regulatory, or market measures to address climate change, can negatively affect our business and operations.

Many of our operations and facilities, including those essential to our manufacturing, R&D and commercialization/ distribution activities, are located in regions subject to natural or man-made disasters, such as climate change, earthquakes, hurricanes, rising sea levels and flooding, fires, extreme heat, drought or other extreme weather conditions, or efforts taken by third parties to prevent or mitigate such disasters, such as public safety power shutoffs and facility shutdowns. The severity and frequency of weather-related events has been amplified, and is expected to continue to be amplified, by climate change. Such natural disasters have caused, and in the future may cause, damage to and/or disrupt our operations, which may result in a material adverse effect on our business and financial results. Additionally, our corporate headquarters in Foster City and certain R&D and manufacturing facilities are located in California, a region that is seismically active and prone to wildfires. Although we have business continuity plans and contingencies in place and conduct periodic assessments of our natural disaster risk as part of our overall enterprise risk management program, a major earthquake or other natural disaster can result in significant recovery time and a prolonged interruption to our operational and business activities. We may be required to incur significant costs to remedy the effects of such natural disasters and to resume or restore our operations, which could adversely impact us. Our suppliers and third-party manufacturers and corporate partners face similar risks, and any disruption to their operations could have an adverse effect on our manufacturing and supply chain.

In addition, growing concern regarding climate change has resulted in an evolving legal and regulatory landscape, with new requirements enacted to prevent, mitigate or adapt to the implications of climate change. These regulations, which can differ across jurisdictions, subject us to many transition risks, including, for example, new or expanded carbon pricing or taxes, increased compliance costs, restrictions on greenhouse gas emissions, investment in new technologies, increased carbon disclosure and transparency, investments in data gathering and reporting systems, upgrades of facilities to meet new building codes and the redesign of utility systems, which could increase the company's operating costs, including the cost of electricity and energy. For example, over 80 countries committed to the United Nations COP26 Health Programme's initiatives on climate resilient and low carbon sustainable health systems. As such, there is an increasing expectation for the health sector to implement commitments to decarbonize and achieve net zero emissions by 2050, and we may be required to incur material costs in order to do so. Failure to sufficiently decarbonize or comply with climate-related requirements may threaten our ability to operate in certain geographies and negatively affect our business. At the same time, we may also face negative impacts from stakeholders who do not support climate-related initiatives or concerns. Regulatory efforts, both internationally and in the U.S., are evolving, including the international alignment of such efforts, and we cannot determine what final regulations will be enacted, modified or reversed or what their ultimate impact on our business will be. Our suppliers and third-party manufacturers and corporate partners face similar transition risks that could have an adverse effect on our business.

Our aspirations, goals and disclosures related to corporate responsibility matters expose us to numerous risks, including risks to our reputation and stock price.

Some institutional and individual investors continue to use environmental, social and governance ("ESG") screening criteria to determine whether Gilead qualifies for inclusion in their investment portfolios. We are frequently asked by investors and other stakeholders to set ambitious ESG goals and provide new and more robust disclosure on goals, progress toward goals and other matters of interest to ESG stakeholders. In response, we have adapted the tracking and reporting of our corporate responsibility program to various evolving ESG frameworks, and we have established and announced goals and other objectives related to ESG matters. These goal statements reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our efforts to accomplish and accurately report on these goals and objectives present numerous operational, reputational, financial, legal and other risks, any of which could have a material negative impact, including on our reputation and stock price.

Our ability to achieve any corporate responsibility goal or objective is subject to numerous risks, many of which are outside of our control. Examples of such risks include: (1) the availability and cost of low- or non-carbon-based energy sources and technologies, (2) evolving regulatory requirements affecting ESG standards or disclosures, (3) the availability of suppliers that can meet our corporate responsibility and related standards, (4) our ability to recruit, develop and retain qualified talent in our labor markets and (5) the impact of our organic growth and acquisitions or dispositions of businesses or operations.

The standards for tracking and reporting on ESG matters are relatively new, have not been harmonized and continue to evolve. Our selection of disclosure frameworks that seek to align with various reporting standards may change from time to time and may result in a lack of consistent or meaningful comparative data from period to period. In addition, regulatory authorities have begun to impose mandatory disclosure requirements with respect to ESG matters, such as regulations proposed or adopted by federal agencies related to climate-related disclosures, claims, practices or initiatives, the EU's Corporate Sustainability Reporting Directive, and California's Climate-Related Financial Risk Act and the Climate Corporate Data Accountability Act. Our processes and controls may not reflect evolving standards for identifying, measuring and reporting ESG matters, immediately or at all, our interpretation of reporting standards may differ from those of others, and such standards may change over time, any of which could result in significant revisions to our goals or reported progress in achieving such goals. In addition, enhancements to our processes and controls to reflect evolving reporting standards may be costly and require additional resources.

Investor and other stakeholder expectations and standards for ESG practices are varied and evolving, and may be inconsistent with our ESG practices. It is not possible for our ESG practices to satisfy all investors and stakeholders, and our reputation, our ability to attract or retain employees and our attractiveness as an investment, business partner or acquiror could be negatively impacted. Similarly, our pursuit of ESG practices, as well as our failure or perceived failure to pursue or fulfill our goals, targets and objectives, or to satisfy various reporting standards within the timelines we announce, or at all, could also have similar negative impacts and expose us to government enforcement actions, stakeholder criticism or negative campaigns, and private litigation.

We depend on relationships with third parties for sales and marketing performance, technology, development, logistics and commercialization of products. Failure to maintain these relationships, poor performance by these companies or disputes with these third parties could negatively impact our business.

We rely on a number of collaborative relationships with third parties for our sales and marketing performance in certain territories. In some countries, we rely on international distributors for sales of certain of our products. Some of these relationships also involve the clinical development of these products by our partners. Reliance on collaborative relationships poses a number of risks, including the risk that:

- we are unable to control the resources our corporate partners devote to our programs or products;
- disputes may arise with respect to the ownership of rights to technology developed with our corporate partners;
- disagreements with our corporate partners could cause delays in, or termination of, the research, development or commercialization of product candidates or result in litigation or arbitration;
- contracts with our corporate partners may fail to provide significant protection or may fail to be effectively enforced if one of these partners fails to perform;
- our corporate partners have considerable discretion in electing whether to pursue the development of any additional products and may pursue alternative technologies or products either on their own or in collaboration with our competitors;
- our corporate partners with marketing rights may choose to pursue competing technologies or to devote fewer resources to the marketing of our products than they do to products of their own development; and
- our distributors and our corporate partners may be unable to pay us.

Given these risks, there is a great deal of uncertainty regarding the success of our current and future collaborative efforts. If these efforts fail, our product development or commercialization of new products could be delayed or revenues from products could decline.

Due to the specialized and technical nature of our business, the failure to attract, develop and retain highly qualified personnel could adversely impact us.

Our future success will depend in large part on our continued ability to attract, develop and retain highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, governmental regulation and commercialization. Our ability to do so also depends in part on how well we maintain a strong workplace culture that is attractive to employees. In addition, competition for qualified personnel in the biopharmaceutical field is intense, and there is a limited pool of qualified potential employees to recruit. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations. Furthermore, changes to immigration and work authorization laws and regulations could make it more difficult for employees to work in or transfer to one of the jurisdictions in which we operate. Additionally, we periodically make adjustments, including to the size and composition of our workforce, to reflect our personnel needs in response to changing macroeconomic conditions, market opportunities, management changes, acquisitions, cost levels and other internal and external considerations, which may adversely impact our workplace culture and ability to retain and incentivize employees.

The failure to successfully implement or upgrade enterprise resource planning and other information systems could adversely impact our business and results of operations.

We periodically implement or upgrade new or enhanced enterprise resource planning ("ERP") and other information systems in order to better manage our business operations, align our global organizations and enable future growth. Implementation or upgrade of new business processes and information systems requires the commitment of significant personnel, training and financial resources, and entails risks to our business operations. If we do not successfully implement ERP and other information systems improvements, or if there are delays or difficulties in implementing these systems, we may not realize anticipated productivity improvements or cost efficiencies, and we may experience operational difficulties and challenges in effectively managing our business, all of which could result in quality issues, reputational harm, lost market and revenue opportunities, and otherwise adversely affect our business, financial condition and results of operations.

For example, we are currently in the process of implementing new ERP and other information systems to help us manage our operations and financial reporting. Costs and risks inherent in this transition may include disruptions to business continuity, administrative and technical problems, interruptions or delays in sales, manufacturing or R&D processes, expenditure overruns, delays in paying our suppliers and employees, and data migration issues. If we do not properly address or mitigate these issues, this could result in increased costs and diversion of resources, negatively impacting our operating results and ability to effectively manage our business. Additionally, if we do not effectively implement the ERP system as planned, or the ERP system does not operate as intended, the effectiveness of our internal control over financial reporting could be negatively affected.

Information system service interruptions or breaches, including significant cybersecurity incidents, could give rise to legal liability and regulatory action under data protection and privacy laws and adversely affect our business and operations.

We are dependent upon information technology systems, infrastructure and data. For example, our Kite Konnect platform is critical to maintain chain of identity and chain of custody for our cell therapies. The multitude and complexity of our computer systems make them inherently vulnerable to service interruption or destruction, including those caused by failures during system upgrades or implementations, user error, network or hardware failure, malicious intrusion and ransomware attack. Likewise, data privacy or cybersecurity incidents or breaches by employees or others, including the unauthorized use of artificial intelligence tools, can result in the exposure of sensitive data, including our intellectual property or trade secrets or the personal information of our employees, patients, customers or other business partners to unauthorized persons or to the public. If our information systems or third-party information systems on which we rely suffer severe damage, disruption or shutdown, including during upgrades or new implementations, and our business continuity plans do not effectively resolve the issues in a timely manner, we could experience delays in reporting our financial results, and we may lose revenue and profits as a result of our inability to timely manufacture, distribute, invoice and collect payments.

Cybersecurity attacks and incidents are increasing in their frequency, sophistication and intensity. Malicious actors seek to steal money, gain unauthorized access to, destroy or manipulate data, and disrupt operations, and some of their attacks may not be recognized or discovered until after a significant period of time well after initial entry into the environment, such as novel or zero-day attacks that are launched before patches are available and defenses can be readied. Malicious actors are also increasingly developing methods to avoid prevention, detection and alerting capabilities, including employing counter-forensic tactics making response activities more difficult. Such attacks and incidents include, for example, the deployment of harmful malware, exploitation of vulnerabilities, computer viruses, key loggers, ransomware, denial-of-service, social engineering and other means to affect service reliability and operations and threaten data confidentiality, integrity and availability. Recent developments in the threat landscape include the use of increasingly sophisticated and evolving artificial intelligence and machine learning tools. Our business and technology partners face similar risks, and any security breach of their systems could adversely affect our security posture.

Like many companies, we have experienced and expect to continue to be the target of cybersecurity incidents, including data breaches and temporary service interruptions. When cybersecurity incidents occur, our policy is to respond and address them in accordance with applicable governmental regulations and other legal requirements, including our cybersecurity protocols. There can be no assurance that our efforts in response to cybersecurity incidents, as well as our investments to protect our information technology infrastructure and data, will shield us from significant losses, brand and reputational harm and potential liability or prevent any future interruption or breach of our systems. Such cybersecurity incidents can cause the loss of critical or sensitive information, including personal information, and could give rise to legal liability and regulatory action under data protection and privacy laws. Financial, legal, business, or reputational losses may result from a cybersecurity incident or breach of our information technology systems.

Regulators globally are also imposing data privacy and security requirements, such as EU's General Data Protection Regulation ("GDPR") and other domestic data privacy and security laws, such as the California Consumer Privacy Act and the California Privacy Rights Act. These and other similar types of laws and regulations that have been or may be passed, often include requirements with respect to personal information, and non-compliance with such laws may result in liability through private actions (subject to statutorily defined damages in the event of certain data breaches) and government enforcement. Other changes or new laws or regulations associated with the enhanced protection of personal information, could greatly increase our cost of providing our products and services or even prevent us from offering certain services in jurisdictions in which we operate.

Strategic and Financial Risks

We are subject to risks associated with engaging in business acquisitions, licensing arrangements, collaborations, options, equity investments, asset divestitures and other strategic transactions.

We have engaged in, and may in the future engage in, such transactions as part of our business strategy. We may not identify suitable transactions in the future and, if we do, we may not complete such transactions in a timely manner, on a cost-effective basis, or at all, including the possibility that a governmental entity or regulatory body may delay or refuse to grant approval for the consummation of the transaction. If we are successful in making an acquisition or closing a licensing arrangement or collaboration, the products, intellectual property and technologies that are acquired or licensed may not be successful or may require significantly greater resources and investments than anticipated. As required by U.S. generally accepted accounting principles, we conduct annual impairment testing of our goodwill and other indefinite-lived intangible assets in the fourth quarter or more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired. We have in the past and may in the future need to recognize impairment charges related to the products, intellectual property and technologies that are acquired or licensed as a result of such testing. For example, we recorded partial impairment charges during the three months ended March 31, 2024 in connection with our Phase 3 EVOKE-01 study evaluating sacituzumab govitecan-hziy and during the three months ended September 30, 2024 following the strategic decision to discontinue our clinical development program in metastatic NSCLC for Trodelvy in the second-line indication (for more information, see Note 9. Goodwill and Intangible Assets of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K). We also continue to monitor the progression of our in-process research and development assets related to sacituzumab govitecan-hziy for non-small cell lung cancer and bulevirtide for chronic hepatitis D virus for treatment primarily in the U.S. and may need to evaluate these items for impairment prior to the fourth quarter if there are any events or circumstances in our ongoing development activities indicating it is more like than not that these assets might be impaired. For option structured deals, there is no assurance that we will elect to exercise our option right, and it is possible that disagreements, uncertainties or other circumstances may arise, including with respect to whether our option rights have been appropriately triggered, which may hinder our ability to realize the expected benefits. For equity investments in our strategic partners, such as in connection with our collaborations with Arcus, Galapagos NV and Arcellx, Inc., the value of our equity investments may fluctuate and decline in value. If we are not successful in the execution or implementation of these transactions, our financial condition, cash flows and results of operations may be adversely affected, and our stock price could decline.

We have paid substantial amounts of cash and incurred additional debt to finance our strategic transactions. Additional indebtedness and a lower cash balance could result in a downgrade of our credit ratings, limit our ability to borrow additional funds or refinance existing debt on favorable terms, increase our vulnerability to adverse economic or industry conditions, and reduce our financial flexibility to continue with our capital investments, stock repurchases and dividend payments. We may be adversely impacted by any failure to overcome these additional risks.

Changes in our effective income tax rate could reduce our earnings.

We are subject to income taxes in the U.S. and various foreign jurisdictions. Due to economic and political conditions, various countries are actively considering and have made changes to existing tax laws, and we cannot predict the form or timing of such changes. Our effective tax rates are affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, the introduction of new taxes, and changes in tax laws, regulations, administrative practices and interpretations, including in the U.S., Germany and Ireland.

We are also subject to the examination of our tax returns and other tax matters by the U.S. Internal Revenue Service and tax authorities in various foreign jurisdictions. There are differing interpretations of tax laws and regulations and, as a result, significant disputes may arise with these tax authorities involving issues of the timing and amount of deductions and allocations of income among various tax jurisdictions. We may be adversely affected by the resolution of one or more of these exposures in any reporting period.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Processes Used to Assess, Identify, and Manage Material Risks from Cybersecurity Threats

Risk Assessment and Management

We manage material risks from cybersecurity threats through a cross-functional and layered approach that is designed to detect, identify, respond to, recover from and protect from cybersecurity incidents and is informed by industry recognized standards.

Our security governance function, which includes key employees who work in Information Security, Legal, and Privacy teams, such as our Chief Information Officer ("CIO") and Chief Information Security Officer ("CISO"), are responsible for establishing and implementing cybersecurity policies and procedures, which includes developing and updating our enterprise Incident Response Plan ("IRP"), managing incident response, and overseeing any policy exceptions and potential compensating controls.

Additionally, we assess our cybersecurity maturity annually and implement and maintain controls that are designed to evaluate and improve our cybersecurity program, such as vulnerability assessments and penetration tests, as needed. We also execute employee cybersecurity training and awareness programs around various key cybersecurity topics, including reporting incidents, phishing, ransomware, remote working, cloud security, privileged access and removable media.

Our process for assessing, identifying and managing material risks from cybersecurity threats is integrated into our overall risk management process. We have a robust enterprise risk management ("ERM") program that plays an important role in seeking to manage and address existing and emerging risks, including cybersecurity risks, which are critical to our overall business goals and objectives. The ERM team updates our Chief Executive Officer ("CEO") and his leadership team on cybersecurity risks as well as their potential impact, likelihood, potential mitigation plan and status.

Engagement of Third-Party Advisors

We engage third-party advisors, including assessors and cybersecurity consultants, to assess, validate and enhance our cybersecurity program. We benefit from engaging third parties to provide specialized skills, knowledge, tools and resources. These third parties also help reduce costs, increase efficiency, improve quality, mitigate risks and review cybersecurity strategy, trends and threat landscape.

Incident Response

We have a dedicated Information Security team responsible for managing and coordinating incident response efforts. This team collaborates closely with other teams within the company, including teams within information technology ("IT"), Legal and Privacy, in identifying, analyzing and responding to cybersecurity incidents, which includes tracking cybersecurity incidents to help identify any related incidents. When cybersecurity incidents are identified, our practice is to respond to and address them utilizing incident classifications and escalation protocols, in accordance with applicable governmental regulations and other legal requirements. Where necessary or appropriate, we also engage third-party advisors to assist in the incident response process.

We have an IRP to prepare for and respond to cybersecurity incidents. Our IRP processes are tested in annual tabletop exercises to help identify strengths and areas for improvement. Under the IRP, cybersecurity incidents are escalated based on a defined incident severity to management as appropriate.

Third-Party Service Provider Risk Management

We have a process in place to oversee and identify risks from cybersecurity threats associated with our use of key third-party service providers during the course of engagement. The company uses an external risk management software program to identify, assess, monitor and mitigate risks associated with third-party relationships, including cybersecurity risks. Our vendor security assessment process evaluates key vendors and, where appropriate, assesses vendor's controls for IT security, privacy, business continuity and other third-party risks. Following an evaluation, the company determines and prioritizes risks based on their potential impact, which helps inform the appropriate level of additional due diligence and ongoing compliance monitoring. The third-party risk assessment is a cross-functional effort involving our end-user, Legal, Privacy and Information Security teams.

Material Risks from Cybersecurity Threats

Like many companies, we face cybersecurity threats and have experienced cybersecurity incidents, including data breaches and temporary service interruptions. However, since the beginning of fiscal year 2024, the company has not identified risks from known cybersecurity threats or incidents that have materially affected us or are reasonably likely to materially affect us. Nevertheless, there can be no assurance that our efforts in response to cybersecurity incidents, as well as our investments to protect our IT infrastructure and data, will shield us from significant losses, brand and reputational harm and potential liability or prevent any future interruption or breach of our systems. Such cybersecurity incidents can cause the loss of critical or sensitive information, including personal information, and could give rise to legal liability and regulatory action under data protection and privacy laws. For additional information on cybersecurity risks we face, see Part I, Item 1A. Risk Factors of this Annual Report on Form 10-K under the heading "Information system service interruptions or breaches, including significant cybersecurity incidents, could give rise to legal liability and regulatory action under data protection and privacy laws and adversely affect our business and operations."

Cybersecurity Governance

Board Oversight of Risks from Cybersecurity Threats

Our Board of Directors plays an important role in overseeing cybersecurity risks. Our Board of Directors has established an oversight structure for monitoring the effectiveness of and risks related to the cybersecurity program. The Audit Committee has been designated by the Board to oversee cybersecurity and information technology risks. The Audit Committee receives quarterly cybersecurity updates from our CISO, and the chair of the Audit Committee meets with the CISO individually on a quarterly basis. These updates often address topics such as ongoing efforts to improve our cybersecurity posture, operational metrics, incident metrics and mitigation actions, and may include key metrics such as those related to cybersecurity maturity, risk reduction, cybersecurity program health, and audit and compliance activities. The Audit Committee updates the Board on its activities at each regularly scheduled Board meeting. Updates related to cybersecurity are provided to the Board on an annual basis as part of an overall ERM update. In addition to this regular reporting, significant cybersecurity events may also be escalated on an as-needed basis through the company's organizational structure in accordance with the IRP.

Management's Role in Assessing and Managing Material Risks from Cybersecurity Threats

Our CISO, supported by a cross-functional team, has primary responsibility for assessing and managing our cybersecurity program and the related risks. Details of the risk management and escalation processes are discussed in "Cybersecurity Risk Management and Strategy" above. The CISO has over 30 years of IT and cybersecurity experience in large biopharmaceutical, life sciences, financial and technology industries, including over ten years with the company, and is responsible for managing the security architecture, engineering, technology operations, monitoring, incident response, risk, governance, quality and compliance at the company.

The company's Information Security function is comprised of teams that engage in a range of cybersecurity activities such as security operations, security engineering, data privacy controls, validation, compliance and audit readiness. Leaders of each team are expected to collaborate to help increase visibility of key issues and alignment with strategy. As noted above, the company's IRP includes standard processes for escalating significant cybersecurity incidents to management, including the CISO. The company's incident response team also coordinates with external legal advisors, cybersecurity forensic firms, communication specialists, and other outside advisors and experts, as appropriate.

ITEM 2.   PROPERTIES

Our corporate headquarters are located in Foster City, California, where we house our administrative, manufacturing and R&D activities. We also have administrative facilities in Raleigh, North Carolina; Parsippany, New Jersey; and Washington, D.C., and we have R&D facilities in Oceanside and Santa Monica, California; Frederick, Maryland; Philadelphia, Pennsylvania; Edmonton, Canada; Dublin, Ireland; and Cambridge and Oxford, United Kingdom. Our principal manufacturing facilities are in El Segundo, La Verne, Oceanside and Santa Monica, California; Frederick, Maryland; Edmonton, Canada; Cork, Ireland and Hoofddorp, Netherlands. For more information about our manufacturing facilities, see Item 1. Business "Raw Materials and Manufacturing." Our global operations include offices in Europe, North America, Asia, South America, Africa, Australia and the Middle East.

We believe that our existing properties, including both owned and leased sites, are adequate and suitable for the conduct of our business. We believe our capital resources are sufficient to purchase, lease or construct any additional facilities required to meet our expected long-term growth needs.

ITEM 3.   LEGAL PROCEEDINGS

For a description of our significant pending legal proceedings, see Note 13. Commitments and Contingencies - Legal Proceedings of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "GILD."

Holders

As of February 21, 2025, we had approximately 1,339 stockholders of record of our common stock.

Dividends

For the years ended December 31, 2024 and 2023, we paid quarterly dividends. We expect to continue to pay quarterly dividends, although the amount and timing of any future dividends are subject to declaration by our Board of Directors. Additional information is included in Consolidated Statements of Stockholders' Equity of Part II, Item 8 of this Annual Report on Form 10-K and "Liquidity and Capital Resources" of Part II, Item 7 of this Annual Report on Form 10-K.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides certain information with respect to our equity compensation plans in effect as of December 31, 2024:

(in millions, except exercise price) Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options and Rights[1] (a)	Weighted-average Exercise Price of Outstanding Options and Rights[1] (b)	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders:			
2022 Equity Incentive Plan	34.7	$ 69.85	69.9
Employee Stock Purchase Plan[2]			23.8
Total equity compensation plans approved by security holders	34.7	$ 69.85	93.7
Equity compensation plans not approved by security holders	—	$ —	—
Total	34.7	$ 69.85	93.7

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[1]   Includes 23 million restricted stock units and performance share units. These awards have no exercise price and are not included in the weighted-average exercise price of outstanding awards.

[2]   Under our Employee Stock Purchase Plan, participants are permitted to purchase our common stock at a discount on certain dates through payroll deductions within a pre-determined purchase period. Accordingly, these numbers are not determinable.

Performance Graph[1]

    The following graph compares our cumulative total stockholder return for the past five years to two indices: the Standard & Poor's 500 Stock Index ("S&P 500 Index") and the Nasdaq Biotechnology Index ("NBI Index"). The stockholder return shown on the graph below is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.

Comparison of Cumulative Total Return on Investment for the Past Five Years[2]



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[1]   This section is not "soliciting material," is not deemed "filed" with U.S. Securities and Exchange Commission and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

[2]   Shows the cumulative return on investment assuming an investment of $100 in our common stock, the NBI Index and the S&P 500 Index on December 31, 2019, and assuming that all dividends were reinvested.

Issuer Purchases of Equity Securities

In the first quarter of 2020, our Board of Directors authorized a $5.0 billion stock repurchase program ("2020 Program"), with no fixed expiration. Purchases under the 2020 Program may be made in the open market or in privately negotiated transactions, but the program does not obligate us to repurchase any specific number of shares and may be amended, suspended or discontinued at any time. We started repurchases under the 2020 Program in December 2022.

The table below summarizes our stock repurchase activity for the three months ended December 31, 2024:

	Total Number of Shares Purchased (in thousands)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs (in thousands)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Programs (in millions)
October 1 - October 31, 2024	509	$ 86.22	468	$ 3,034
November 1 - November 30, 2024	386	$ 91.54	334	$ 3,003
December 1 - December 31, 2024	3,444	$ 92.38	3,023	$ 2,724
Total[(1)]	4,339	$ 91.58	3,825	

_____

(1)   The difference between the total number of shares purchased and the total number of shares purchased as part of a publicly announced program is due to shares of common stock withheld by us from employee restricted stock awards in order to satisfy applicable tax withholding obligations.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to provide material information around events and uncertainties known to management that are relevant to an assessment of the financial condition and results of operations of Gilead and should therefore be read in conjunction with our audited Consolidated Financial Statements and the related notes thereto and other disclosures included as part of this Annual Report on Form 10-K (including the disclosures under Part I, Item 1A. Risk Factors). Additional information related to the comparison of our results of operations and liquidity and capital resources between the years 2023 and 2022 is included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our 2023 Form 10-K filed with U.S. Securities and Exchange Commission.

Management Overview

Gilead Sciences, Inc. (including its consolidated subsidiaries, referred to as "Gilead," the "company," "we," "our" or "us") is a biopharmaceutical company that has pursued and achieved breakthroughs in medicine for more than three decades, with the goal of creating a healthier world for all people. We are committed to advancing innovative medicines to prevent and treat life-threatening diseases, including HIV, viral hepatitis, coronavirus disease 2019 ("COVID-19"), cancer and inflammation. We operate in more than 35 countries worldwide, with headquarters in Foster City, California.

Our strategic ambitions are to (i) bring 10+ transformative therapies to patients by 2030 (tracking since 2020); (ii) be a biotech employer and partner of choice; and (iii) deliver shareholder value in a sustainable and responsible manner. Our strategic priorities to deliver on these ambitions include: (i) maximize near-term revenue growth; (ii) maximize impact of long-acting HIV therapies; and (iii) expand and deliver on oncology programs.

Year in Review

During 2024, we delivered growth in our HIV, Oncology and Liver Disease product sales and continued to invest in our business and research and development ("R&D") pipeline through advancement of our portfolio and broadening of available therapies, including through acquisitions and collaborations. Meanwhile, we maintained our financial position through repayment of senior notes coming due and the issuance of new senior notes, and provided shareholder returns through dividends and share repurchases. The following represents a summary of notable business updates and events during 2024, including certain items from our press releases, which readers are encouraged to review in full as available on our website at www.gilead.com. The content on the referenced website does not constitute a part of and is not incorporated by reference into this Annual Report on Form 10-K.

Virology

- Completed the New Drug Application submissions to U.S. Food and Drug Administration ("FDA") for twice-yearly lenacapavir for HIV prevention.

- Announced results of PURPOSE 2, the second Phase 3 study of twice-yearly lenacapavir for HIV prevention, with data presented at the HIV Research for Prevention Conference. In the lenacapavir group, 99.9% of participants did not acquire HIV infection, with two incident cases among 2,179 participants. Lenacapavir reduced HIV infections by 96% compared to background HIV incidence in cisgender men and gender-diverse people, and additionally demonstrated superiority to daily Truvada (89% relative risk reduction). Lenacapavir was generally well-tolerated and no significant or new safety concerns were identified. The use of lenacapavir for the prevention of HIV is investigational.

Oncology

- Received Breakthrough Therapy Designation from FDA to Trodelvy for the treatment of adult patients with extensive-stage small cell lung cancer ("ES-SCLC") whose disease has progressed on or after platinum-based chemotherapy. The use of Trodelvy in ES-SCLC is investigational.

- Announced plans to voluntarily withdraw the U.S. accelerated approval of Trodelvy for use in pre-treated adult patients with locally advanced or metastatic urothelial cancer, following the results of the Phase 3 TROPiCS-04 trial announced in May 2024.

- Incurred partial impairment charges related to in-process research and development ("IPR&D") assets acquired by Gilead from Immunomedics, Inc. in 2020 as a result of our evaluation of the Phase 3 EVOKE-01 study data and a strategic decision to discontinue our clinical development program in metastatic non-small cell lung cancer ("NSCLC") for Trodelvy in the second-line indication (see further information in "Results of Operations; In-Process Research and Development Impairments" below).

Inflammation

- Received a positive opinion from the European Medicines Agency's ("EMA") Committee for Medicinal Products for Human Use recommending seladelpar for the treatment of primary biliary cholangitis ("PBC") in combination with ursodeoxycholic acid ("UDCA") in adults who have an inadequate response to UDCA alone, or as monotherapy in those unable to tolerate UDCA.
- Received accelerated approval from FDA for Livdelzi for the treatment of primary biliary cholangitis in combination with UDCA in adults who have had an inadequate response to UDCA, or as monotherapy in patients unable to tolerate UDCA.
- Entered into an amended license agreement featuring the buy-out of global seladelpar royalties from Janssen Pharmaceutica NV for $320 million.
- Completed the acquisition of CymaBay Therapeutics, Inc. ("CymaBay") for $4.3 billion in total equity value, or $3.9 billion net cash paid, adding investigational candidate seladelpar for the treatment of primary biliary cholangitis to Gilead's Liver Disease portfolio.

Other

- Announced the appointment of Dietmar Berger, MD, PhD, as Chief Medical Officer effective January 2025.

The following table summarizes our key financial results for the year and period-over-period changes:

| | Year Ended December 31, | | |
(in millions, except percentages and per share amounts)	2024	2023	Change
Total revenues	$ 28,754	$ 27,116	6 %
Net income attributable to Gilead	$ 480	$ 5,665	(92)%
Diluted earnings per share attributable to Gilead	$ 0.38	$ 4.50	(92)%

Total revenues increased 6% to $28.8 billion in 2024, compared to 2023, primarily due to higher sales in HIV, Oncology and Liver Disease, partially offset by lower sales of Veklury.

Net income attributable to Gilead was $480 million and diluted earnings per share attributable to Gilead was $0.38 in 2024, compared to net income attributable to Gilead of $5.7 billion and $4.50 diluted earnings per share attributable to Gilead in 2023. The decrease was primarily due to:

- A pre-tax IPR&D partial impairment charge of $4.2 billion related to Trodelvy IPR&D assets; and
- Higher acquired IPR&D expenses, primarily $3.8 billion related to the acquisition of CymaBay; partially offset by
- Higher product sales; and
- Lower income tax expense.

Please refer to "Results of Operations" below for further information on 2024 results.

Outlook

As we look to 2025, we expect to see continued increases in demand for our products overall, bolstered by the growth of our HIV business. We look forward to the regulatory decisions for twice-yearly lenacapavir for HIV prevention in the U.S. under priority review as well as in the EU where we submitted a marketing authorization application in early 2025. We anticipate that strong, demand-led volume growth in 2025 will be offset by: (i) the effects of the Inflation Reduction Act, which is expected to increase our payment obligations under the redesigned Medicare Part D discount program; (ii) an expected decrease in our Veklury product sales reflecting lower rates of COVID-19-related hospitalizations; and (iii) the impact of the U.S. dollar strengthening against major foreign currencies.

Our R&D portfolio includes over 100 pre-clinical and clinical-stage programs across our core therapeutic areas. We plan to continue investing in our business and R&D pipeline both internally and externally through partnerships and select business development transactions. For example, we entered into an agreement with LEO Pharma A/S in early 2025 to develop and commercialize their pre-clinical oral signal transducer and activator of transcription 6 programs for the potential treatment of inflammatory diseases. In addition, as part of our overall investment approach to fund the advancement of our pipeline and commercialization of our products, we will continue to focus on disciplined operating expense management.

Our ability to deliver on our strategy and 2025 objectives is subject to a number of uncertainties. Please refer to Part I, Item 1A. Risk Factors of this Annual Report on Form 10-K for a listing of risk factors that could materially and adversely affect our results of operations and financial condition.

Results of Operations

Revenues

The following table summarizes our Total revenues and period-over-period changes:

(in millions)	Year Ended December 31, 2024				Year Ended December 31, 2023				Change
	U.S.	Europe	Rest of World	Total	U.S.	Europe	Rest of World	Total	
Product sales:									
HIV									
Biktarvy	$ 10,855	$ 1,509	$ 1,060	$ 13,423	$ 9,692	$ 1,253	$ 905	$ 11,850	*13 %*
Descovy	1,902	100	110	2,113	1,771	100	114	1,985	*6 %*
Genvoya	1,498	180	84	1,762	1,752	205	103	2,060	*(14)%*
Odefsey	957	290	41	1,288	1,012	294	44	1,350	*(5)%*
Symtuza - Revenue share[1]	450	130	12	592	382	133	13	529	*12 %*
Other HIV[2]	257	129	48	434	238	116	47	401	*8 %*
Total HIV	15,918	2,339	1,355	19,612	14,848	2,102	1,226	18,175	*8 %*
Liver Disease									
Sofosbuvir/Velpatasvir[3]	922	299	374	1,596	859	323	355	1,537	*4 %*
Vemlidy	486	44	428	959	410	38	414	862	*11 %*
Other Liver Disease[4]	192	202	73	467	152	150	83	385	*21 %*
Total Liver Disease	1,601	545	876	3,021	1,421	511	852	2,784	*9 %*
Veklury	892	284	623	1,799	972	408	805	2,184	*(18)%*
Oncology									
Cell Therapy									
Tecartus	234	138	31	403	245	110	15	370	*9 %*
Yescarta	662	666	242	1,570	811	547	140	1,498	*5 %*
Total Cell Therapy	896	804	274	1,973	1,055	658	156	1,869	*6 %*
Trodelvy	902	294	119	1,315	777	217	68	1,063	*24 %*
Total Oncology	1,798	1,098	393	3,289	1,833	875	224	2,932	*12 %*
Other									
AmBisome	44	276	212	533	43	260	189	492	*8 %*
Other[5]	255	34	68	356	261	40	66	367	*(3)%*
Total Other	299	310	280	889	304	301	255	859	*3 %*
Total product sales	20,508	4,576	3,526	28,610	19,377	4,197	3,361	26,934	*6 %*
Royalty, contract and other revenues	82	58	4	144	62	114	7	182	*(21)%*
Total revenues	$ 20,591	$ 4,634	$ 3,529	$ 28,754	$ 19,438	$ 4,310	$ 3,368	$ 27,116	*6 %*

[1] Represents our revenue from cobicistat ("C"), emtricitabine ("FTC") and tenofovir alafenamide ("TAF") in Symtuza (darunavir/C/FTC/TAF), a fixed dose combination product commercialized by Janssen Sciences Ireland Unlimited Company ("Janssen"). See Note 7. Collaborations and Other Arrangements of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

[2] Includes Atripla, Complera/Eviplera, Emtriva, Stribild, Sunlenca, Truvada and Tybost.

[3] Includes Epclusa and the authorized generic version of Epclusa sold by Gilead's separate subsidiary, Asegua Therapeutics LLC ("Asegua").

[4] Includes ledipasvir/sofosbuvir (Harvoni and the authorized generic version of Harvoni sold by Asegua), Hepcludex, Hepsera, Livdelzi, Sovaldi, Viread and Vosevi.

[5] Includes Cayston, Jyseleca, Letairis, Ranexa and Zydelig.

HIV

HIV product sales increased 8% to $19.6 billion in 2024, compared to 2023, primarily due to higher demand and higher average realized price. In particular:

- Biktarvy sales increased primarily due to higher demand, including patients switching from Genvoya and other Gilead HIV products. To a lesser extent, the increase was also due to higher average realized price.

- Descovy sales increased primarily due to higher demand, partially offset by lower average realized price.

Liver Disease

Liver Disease product sales increased 9% to $3.0 billion in 2024, compared to 2023, primarily due to higher demand in products for chronic hepatitis C virus, HBV and, in Europe, chronic hepatitis delta virus, as well as the launch of Livdelzi for treatment of PBC.

Veklury

Veklury product sales decreased 18% to $1.8 billion in 2024, compared to 2023, primarily due to decreased rates of COVID-19-related hospitalizations.

Oncology

Cell Therapy

Cell Therapy product sales increased 6% to $2.0 billion in 2024, compared to 2023, primarily due to increased demand outside the U.S. for Yescarta and Tecartus and higher average realized price, partially offset by lower demand in the U.S.

Trodelvy

Trodelvy product sales increased 24% to $1.3 billion in 2024, compared to 2023, primarily due to higher demand across all regions.

Gross-to-Net Deductions

A substantial portion of our product sales is subject to significant discounts from list price, including government and commercial rebates and chargebacks, as well as other deductions, including patient co-pay assistance, cash discounts for prompt payment, distributor fees, and sales return provisions. These deductions to product sales are generally referred to as gross-to-net deductions and are primarily a function of product sales volume, product mix, contractual or statutory discounts and estimated payer mix.

Rebates and chargebacks are based on contractual arrangements or statutory requirements and include amounts due to payers and healthcare providers under various programs. These amounts may vary by product, payer and individual plans. Providers qualified under certain programs can purchase our products through wholesalers or other distributors at a discount. The wholesalers or distributors then charge the discount back to us.

Other gross-to-net deductions include patient co-pay assistance, cash discounts for prompt payment, distributor fees that we pay under our inventory management agreements with our significant U.S. wholesalers and are based on contractually-determined fixed percentage of sales, and sales return provisions.

Our gross-to-net deductions totaled $17.8 billion, or 38%, of gross product sales in 2024, compared to $16.4 billion, or 38%, of gross product sales in 2023. Of the $17.8 billion in 2024, $15.5 billion, or 33%, of gross product sales was related to rebates and chargebacks, and $2.3 billion, or 5%, was related to other gross-to-net deductions. Of the $16.4 billion in 2023, $14.3 billion, or 33%, of gross product sales was related to rebates and chargebacks, and $2.2 billion, or 5%, was related to other gross-to-net deductions.

Current year gross-to-net deductions as a percent of gross product sales may not be indicative of future results.

Foreign Currency Exchange Impact

We generally face exposure to movements in foreign currency exchange rates, primarily in the Euro. We use foreign currency exchange contracts to hedge a portion of our foreign currency exposures.

Approximately 27% and 26% of our product sales were denominated in foreign currencies during 2024 and 2023, respectively. Foreign currency exchange, net of hedges, had an unfavorable impact on our total product sales of $163 million in 2024, based on a comparison using foreign currency exchange rates from 2023.

Costs and Expenses

The following table summarizes our costs and expenses and period-over-period changes:

(in millions, except percentages)	Year Ended December 31,		Change
	2024	2023	
Cost of goods sold	$ 6,251	$ 6,498	(4)%
Product gross margin	78.2 %	75.9 %	228 bps
Research and development expenses	$ 5,907	$ 5,718	3 %
Acquired in-process research and development expenses	$ 4,663	$ 1,155	NM
In-process research and development impairments	$ 4,180	$ 50	NM
Selling, general and administrative expenses	$ 6,091	$ 6,090	— %

_____

NM - Not Meaningful

Product Gross Margin

Product gross margin increased to 78.2% in 2024, compared to 2023, primarily due to prior year restructuring expenses related to changes in our manufacturing strategy, which resulted in write-offs of certain manufacturing facilities, related inventories and other costs totaling $479 million.

Research and Development Expenses

Research and development expenses consist primarily of personnel costs including salaries, benefits and stock-based compensation expense, infrastructure, materials and supplies and other support costs, research and clinical studies performed by contract research organizations and our collaboration partners and other outside services.

We manage our R&D expenses by identifying the R&D activities we expect to be performed during a given period and then prioritizing efforts based on scientific data, probability of successful technical development and regulatory approval, market potential, available human and capital resources and other considerations. We regularly review our R&D activities based on unmet medical need and, as necessary, reallocate resources among our internal R&D portfolio and external opportunities that we believe will best support the long-term growth of our business. We do not track total R&D expenses by product candidate, therapeutic area or development phase.

The following table provides a breakout of expenses by major cost type:

(in millions)	Year Ended December 31,	
	2024	2023
Personnel, infrastructure and other support costs	$ 3,555	$ 3,204
Clinical studies and other costs	2,352	2,514
Total	$ 5,907	$ 5,718

Research and development expenses increased 3% to $5.9 billion in 2024, compared to 2023.

Personnel, infrastructure and other support costs increased mainly due to higher compensation expenses, increases in restructuring costs, and stock-based compensation expenses and other integration costs related to the acquisition of CymaBay.

Clinical studies and other costs decreased mainly due to timing of clinical activities, including the wind-down of studies for magrolimab and obeldesivir for treatment of COVID-19, and higher R&D reimbursements, partially offset by increases related to the progression of other studies.

Acquired In-Process Research and Development Expenses

Acquired in-process research and development expenses are recorded when incurred and reflect costs of externally-developed IPR&D projects, acquired directly in a transaction other than a business combination, that do not have an alternative future use, including upfront and pre-commercialization milestone payments related to various collaborations and the costs of rights to IPR&D projects.

Acquired in-process research and development expenses were $4.7 billion in 2024, primarily related to the following transactions:

- $3.8 billion CymaBay acquisition;
- $320 million Janssen Pharmaceutica NV future royalty obligation extinguishment related to seladelpar;
- $100 million Arcus Biosciences, Inc. collaboration continuation fee;
- $68 million Arcellx, Inc. ("Arcellx") collaboration milestones met; and
- $47 million Tmunity Therapeutics, Inc. ("Tmunity") acquisition milestones met.

Acquired in-process research and development expenses were $1.2 billion in 2023, primarily related to the following transactions:

- $313 million Arcellx collaboration;
- $269 million Tmunity acquisition;
- $218 million XinThera, Inc. acquisition;
- $97 million Assembly Biosciences, Inc. collaboration; and
- $60 million Compugen Ltd. licensing agreement.

See Note 6. Acquisitions and Note 7. Collaborations and Other Arrangements of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for additional information.

In-Process Research and Development Impairments

As of December 31, 2023, our indefinite-lived IPR&D intangible asset related to Trodelvy for metastatic NSCLC was approximately $5.9 billion. In addition to NSCLC, Trodelvy is being explored for potential investigational use in a range of tumor types where Trop-2 is highly expressed. Gilead's clinical development program in metastatic NSCLC includes ongoing Phase 2 and registrational Phase 3 studies for Trodelvy as a first- or second-line indication.

In January 2024, we received data from our Phase 3 EVOKE-01 study of Trodelvy evaluating sacituzumab govitecan-hziy ("SG") indicating that the study did not meet its primary endpoint of overall survival in previously treated metastatic NSCLC, thus triggering a review for potential impairment of the NSCLC IPR&D intangible asset. Based on our evaluation of the study results and all other data currently available, and in connection with the preparation of the financial statements for the first quarter, we performed an interim impairment test and determined that the revised estimated fair value of the NSCLC IPR&D intangible asset was below its carrying value. As a result, we recognized a partial impairment charge of $2.4 billion in In-process research and development impairments on our Consolidated Statements of Operations during the first quarter of 2024.

In September 2024, based on discussions with regulators and external opinion leaders and the completed evaluation of the Phase 3 EVOKE-01 study data, we made a strategic decision to discontinue our clinical development program in metastatic NSCLC for Trodelvy in the second-line indication. This decision triggered a review for potential impairment of the NSCLC IPR&D intangible asset. Based on our evaluation, and in connection with the preparation of the financial statements for the third quarter, we performed an interim impairment test and determined that the revised estimated fair value of the NSCLC IPR&D intangible asset was below its carrying value. As a result, we recognized a partial impairment charge of $1.8 billion in In-process research and development impairments on our Consolidated Statements of Operations during the third quarter of 2024.

To arrive at the revised estimated fair value, we used a probability-weighted income approach that discounts expected future cash flows to present value, which requires the use of Level 3 fair value measurements and inputs, including critical estimated inputs, such as: revenues and operating profits related to the planned utilization of SG in NSCLC, which, include inputs such as addressable patient population, projected market share, treatment duration, and the life of the potential commercialized product; the probability of technical and regulatory success; the time and resources needed to complete the development and approval of SG in NSCLC; an appropriate discount rate based on the estimated weighted-average cost of capital for companies with profiles similar to our profile; and risks related to the viability of and potential alternative treatments in any future target markets. Our revised discounted cash flows for the March 31, 2024 fair value estimation primarily reflected the smaller addressable market that Trodelvy could serve among metastatic NSCLC patients and a delay in expected launch timing for second-line plus patients. Our revised discounted cash flows for the September 30, 2024 fair value estimation primarily reflected the removal of cash flows associated with second-line plus patients.

There were no IPR&D impairment charges in the three months ended December 31, 2024. Therefore, total In-process research and development impairments on our Consolidated Statements of Operations were $4.2 billion in 2024, and the revised estimated fair value of the NSCLC IPR&D intangible asset was $1.8 billion as of December 31, 2024, which reflects Trodelvy's opportunity as a combination therapy in first-line metastatic NSCLC patients supported by its ongoing Phase 3 clinical trial in this patient population.

In 2023, In-process research and development impairments included $50 million related to a partial impairment charge on our bulevirtide IPR&D intangible asset due to a change in assumptions primarily around probability and timing of regulatory approval.

If future events result in adverse changes in the key assumptions used in determining fair value, including the timing of product launches, information on the competitive landscape of treatments in this indication, changes to the probability of technical or regulatory success, failure to obtain anticipated regulatory approval or discount rate, among others, additional impairments may be recorded and could be material to our financial statements.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are recorded when incurred and consist primarily of personnel costs, facilities and overhead costs, and selling, marketing and advertising expenses, as well as other general and administrative costs related to finance, human resources, legal and other administrative activities.

The following table summarizes our Selling, general and administrative expenses and period-over-period changes:

| | Year Ended December 31, | | |
(in millions, except percentages)	2024	2023	Change
Selling and marketing expenses	$ 3,453	$ 3,272	6 %
General and administrative expenses	2,638	2,818	(6)%
Selling, general and administrative expenses	$ 6,091	$ 6,090	— %

Selling, general and administrative expenses were $6.1 billion and remained relatively flat in 2024, compared to 2023.

Selling and marketing expenses increased mainly due to:

- media spend across multiple therapeutic areas, including launch preparation activities for lenacapavir for the investigational use of HIV PrEP as well as for Livdelzi;
- integration costs related to the acquisition of CymaBay; and
- higher restructuring costs; partially offset by
- a decrease in our allocation of the branded prescription drug fee.

General and administrative expenses decreased mainly due to lower expenses related to legal matters, partially offset by stock-based compensation expenses and other integration costs related to the acquisition of CymaBay, and higher restructuring costs.

Interest Expense and Other (Income) Expense, Net

The following table summarizes our Interest expense and Other (income) expense, net and period-over-period changes:

| | Year Ended December 31, | | |
(in millions, except percentages)	2024	2023	Change
Interest expense	$ 977	$ 944	3 %
Other (income) expense, net	$ (6)	$ (198)	(97)%
Loss from equity securities, net	*$ 274*	*$ 167*	*64 %*
Interest income	*$ (281)*	*$ (376)*	*(25)%*
Other, net	*$ 2*	*$ 11*	*(84)%*

Interest expense increased 3% to $977 million in 2024, compared to 2023, primarily due to a higher average interest rate on long-term debt. See Note 11. Debt and Credit Facilities of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for additional information on our long-term debt and related interest rates.

Unfavorable movements in Other (income) expense, net in 2024, compared to 2023, primarily related to higher net losses from equity securities and lower interest income due to lower average cash balances.

Income Taxes

The following table summarizes our Income tax expense and period-over-period changes:

(in millions, except percentages)	Year Ended December 31, 2024		Year Ended December 31, 2023		Change	
Income before income taxes	$	690	$	6,859	$	(6,169)
Income tax expense	$	211	$	1,247	$	(1,036)
Effective tax rate		30.5 %		18.2 %		12.4 %

Our effective tax rate increased in 2024, compared to 2023, primarily due to:

- The non-deductible acquired IPR&D expense recorded in connection with our first quarter 2024 acquisition of CymaBay;
- A decrease in unrecognized tax benefits as a result of reaching agreement with a tax authority on certain tax positions in 2023; partially offset by
- A non-recurring tax benefit associated with a legal entity restructuring;
- A decrease in state deferred tax liabilities associated with the $4.2 billion NSCLC IPR&D intangible asset impairment charge;
- Settlements with tax authorities in 2024; and
- Remeasurement of certain deferred tax liabilities related to acquired intangible assets.

The Organisation for Economic Co-operation and Development has a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar Two), with certain aspects effective January 1, 2024 and other aspects effective January 1, 2025. Certain countries in which we operate have adopted Pillar Two legislation and other countries are in the process of introducing legislation to implement Pillar Two. We do not expect Pillar Two to have a material impact on our results of operations, liquidity or capital resources.

Liquidity and Capital Resources

We regularly analyze our ability to generate and obtain adequate amounts of cash to meet our short-term and long-term requirements and plans. Our capital priorities include: (i) investing in our business and R&D pipeline, (ii) continuing select partnerships and business development transactions, (iii) growing our dividend over time, and (iv) repurchasing shares to offset dilution and opportunistically reduce share count. Based on our evaluation of our current position of liquidity, available capital resources and our material cash requirements, we believe that we can satisfy our capital needs for the next 12 months and the foreseeable future.

Liquidity

Cash and cash equivalents were $10.0 billion as of December 31, 2024. The table below summarizes our cash flow activities, followed by our analysis of changes and trends:

(in millions)	Year Ended December 31, 2024		Year Ended December 31, 2023	
Net cash provided by (used in):				
Operating activities	$	10,828	$	8,006
Investing activities		(3,449)		(2,265)
Financing activities		(3,433)		(5,125)
Effect of exchange rate changes on cash and cash equivalents		(40)		57
Net change in cash and cash equivalents	$	3,906	$	673

Operating Activities

Net cash provided by operating activities is our primary source of funds, driven mainly by collections on product sales, partially offset by operating spend. Changes in working capital balances, generally associated with the timing of collections and payments, as well as unanticipated payments related to litigation, taxes or other matters, may create some variation in any given year. Net cash provided by operating activities increased in 2024 mainly due to higher collections on sales and lower income tax and operating payments. Net cash provided by operating activities included $0.5 billion in HIV antitrust litigation settlement payments in 2023, as well as transition tax payments associated with the 2017 Tax Cuts and Jobs Act of $1.2 billion and $0.9 billion in 2024 and 2023, respectively.

We expect Net cash provided by operating activities in 2025 to include the effect of an approximately $1.3 billion transition tax payment.

<u>Investing Activities</u>

Net cash used in investing activities was notably higher in 2024 primarily related to the $3.9 billion net cash payment for the CymaBay acquisition, partially offset by proceeds from the liquidation of marketable debt securities to fund that acquisition. Net cash used in investing activities may vary in any given year depending on the favorability of strategic opportunities for the business.

<u>Financing Activities</u>

Net cash used in financing activities in 2024 was primarily the result of $2.0 billion for debt repayments, $3.9 billion for dividend payments and $1.2 billion for common stock repurchases, partially offset by $3.5 billion in net proceeds from the issuance of senior unsecured notes in November 2024. In 2023, we utilized cash of $2.3 billion for debt repayments, $3.8 billion for dividend payments and $1.0 billion for common stock repurchases, partially offset by $2.0 billion in net proceeds from the issuance of senior unsecured notes in September 2023. The year-over-year changes were due mostly to higher cash provided by new debt issuances. Net cash used in financing activities may vary in any given year depending primarily on the timing of debt repayments and proceeds from debt offerings and the amount of common stock repurchases.

Subsequently, in February 2025, we repaid $1.75 billion of principal balance related to our senior unsecured notes due February 2025. Also, on February 11, 2025, we announced that our Board of Directors declared a quarterly dividend of $0.79 per share of our common stock, with a payment date of March 28, 2025 to all stockholders of record as of the close of business on March 14, 2025. Future dividends are subject to declaration by our Board of Directors.

Capital Resources

As of December 31, 2024, our material cash requirements for the operations of our business consisted primarily of the current and long-term liabilities noted on our Consolidated Balance Sheets as well as other commitments, including the following notable items:

- payments of outstanding borrowings, including interest on long-term debt (see Note 11. Debt and Credit Facilities);
- income tax payments, including the remaining obligations for the one-time repatriation transition tax from the Tax Cuts and Jobs Act, as well as potential payments related to uncertain tax positions (see Note 16. Income Taxes);
- payments of operating lease obligations (see Note 12. Leases);
- payments related to certain unconditional inventory purchase obligations and capital expenditures. There were no changes to such commitments in the current year that would have a material impact on our ability to meet short- or long-term cash requirements;
- payments related to our acquisitions, including contingent consideration (see Notes 3. Fair Value Measurements and 6. Acquisitions); and
- milestone and other payments related to collaboration agreements (see Note 7. Collaborations and Other Arrangements). We are contractually obligated to make payments to our collaboration partners upon the achievement of various development, regulatory and commercial milestones as well as royalty payments. These payments are contingent upon the occurrence of various future events, substantially all of which have a high degree of uncertainty of occurring. If milestones for multiple products covered by these arrangements happen to be reached in the same reporting period, the aggregate cash requirement could be material. It is not possible to predict with reasonable certainty whether these milestones will be achieved or the timing for achievement. As such, these obligations are not recorded on our Consolidated Balance Sheets until the events triggering milestone payments occur.

Our anticipated sources of funds to satisfy the above material cash requirements for the short- and long-term include our current balances of cash and cash equivalents as well as future cash flows from operations. If needed, we also have the ability to utilize our $2.5 billion revolving credit facility (see Note 11. Debt and Credit Facilities) and access other external capital through future debt or equity offerings.

While we are not aware of any trends at this time that are reasonably likely to materially impact our future cash requirements and sources of funds, such requirements and funds will depend on many factors, including but not limited to the following:

- the commercial performance of our current and future products;
- the progress and scope of our R&D efforts and those of our collaboration partners, including preclinical studies and clinical trials;
- the cost, timing and outcome of regulatory reviews;
- the expansion of our sales and marketing capabilities;

- the acquisition of additional manufacturing capabilities or office facilities on acceptable terms;

- the acquisition of other companies or new products on acceptable terms;

- the issuance of new debt or equity in the market on acceptable terms;

- the favorability of repaying certain long-term debt obligations prior to maturity dates;

- future dividends subject to declaration by our Board of Directors (see "Dividends" in Part II, Item 5 of this 10-K);

- the favorability of repurchasing shares (see "Issuer Purchases of Equity Securities" in Part II, Item 5 of this 10-K);

- the establishment of additional collaborative relationships with other companies on acceptable terms; and

- costs associated with the defense, settlement and adverse results of government investigations and litigation (see Note 13. Commitments and Contingencies).

Critical Accounting Estimates

See Note 1. Summary of Business and Significant Accounting Policies of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for information about our significant accounting policies and how estimates are involved in the preparation of our financial statements. We believe the following reflect the critical accounting estimates used in the preparation of our Consolidated Financial Statements.

Rebates and Chargebacks

Rebates and chargebacks are determined using a complex estimation process which requires significant judgment by management in part due to the lag between the date of the product sales and the date the related rebates or chargeback claims are settled. Rebates and chargebacks are based on contractual arrangements or statutory requirements and include amounts due to payers and healthcare providers under various programs. These amounts may vary by product, payer and individual plans. Rebates and chargebacks are estimated primarily based on product sales, and expected payer mix and discount rates, which require significant estimates and judgment. In developing our estimates of rebates and chargebacks, we consider the following:

- product sales, including product mix and pricing;

- historical and estimated payer mix;

- statutory discount requirements and contractual terms;

- historical claims experience and processing time lags;

- estimated patient population;

- known market events or trends;

- market research;

- channel inventory data obtained from our major U.S. wholesalers; and

- other pertinent internal or external information.

The following table summarizes the consolidated activities and ending balances in our rebates and chargebacks accounts, including adjustments made relating to previous years' sales as a result of changes in estimates:

(in millions)	Balance at Beginning of Year	Decrease/ (Increase) to Product Sales	Payments	Balance at End of Year
Year ended December 31, 2024:				
Activity related to 2024 sales	$ —	$ 15,808	$ (11,508)	$ 4,300
Activity related to sales prior to 2024	4,493	(350)	(3,797)	345
Total	$ 4,493	$ 15,458	$ (15,305)	$ 4,646
Year ended December 31, 2023:				
Activity related to 2023 sales	$ —	$ 14,577	$ (10,389)	$ 4,187
Activity related to sales prior to 2023	4,028	(302)	(3,421)	306
Total	$ 4,028	$ 14,275	$ (13,810)	$ 4,493

We assess and update our estimates each reporting period to reflect actual claims and other current information. Historically, our actual rebates and chargebacks claimed for prior years have varied by less than 5% from our estimates. However, historical results are not indicative of future results.

Valuation of Intangible Assets

Determining the fair values of intangible assets, whether as part of a business combination or impairment assessment, involves the use of a probability-weighted income approach that discounts expected future cash flows to present value and requires the use of critical estimated inputs, including:

- identification of product candidates with sufficient substance requiring separate recognition;

- estimates of projected future cash flows, including revenues and operating profits related to the products or product candidates, which, for example, include significant inputs such as addressable patient population, treatment duration and projected market share;

- the probability of technical and regulatory success for unapproved product candidates considering their stages of development;

- the time and resources needed to complete the development and approval of product candidates;

- an appropriate discount rate based on the estimated weighted-average cost of capital for companies with profiles similar to our profile, representing the rate that market participants would use to value the intangible assets;

- the life of the potential commercialized products and associated risks, including the inherent difficulties and uncertainties in developing a product candidate such as obtaining FDA and other regulatory approvals; and

- risks related to the viability of and potential alternative treatments in any future target markets.

These estimates are subject to uncertainty due to the high rate of failure inherent in the discovery and development of new products; delays that can occur in development, approval and product launch processes; unanticipated decisions made by regulatory agencies; advent of competing products; unexpected changes in U.S. and global financial markets and other unanticipated events and circumstances. If future events result in adverse changes in the critical assumptions used in determining fair value, impairment charges on our intangible assets may be recorded and could be material to our financial statements. For example, in 2024, upon receiving data from our Phase 3 EVOKE-01 study of Trodelvy, which indicated the study did not meet its primary endpoint, and further discussions with regulators and external opinion leaders and completion of the evaluation of the trial data which led to the strategic decision to end the second-line indication program, we recognized in aggregate $4.2 billion in impairment charges related to our NSCLC IPR&D intangible asset, reflecting, amongst other changes, the removal of expected future cash flows associated with second-line plus patients from our valuation model.

Legal Contingencies

We are a party to various legal actions. Certain significant matters are described in Note 13. Commitments and Contingencies of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

Critical inputs to the accruals recorded and disclosures provided in relation to these matters include the probability of a certain outcome of the case, the determination as to whether an exposure is reasonably estimable and the amount of potential exposure. These inputs are subject to uncertainty due to changes in the legal facts and circumstances of the case, status of the proceedings, applicable law, the views of legal counsel and the views of any judges or jury involved in the case. Upon the final resolution of such matters, it is possible that there may be a loss in excess of the amount recorded, and such amounts could have a material adverse effect on our results of operations, cash flows or financial position. We periodically reassess these matters when additional information becomes available and adjust our estimates and assumptions when facts and circumstances indicate the need for any changes. For example, in the second quarter of 2023, we recorded an accrual of $525 million in Other current liabilities on our Consolidated Balance Sheets for settlements with certain plaintiffs in the HIV antitrust litigation, which we paid in the second half of 2023. Also, we accrued approximately $200 million for a potential settlement with the U.S. Attorney's Office for the Southern District of New York, on our Consolidated Balance Sheets as of December 31, 2024.

Income Taxes

We are subject to income taxes in the U.S. and various foreign jurisdictions, including Ireland. Critical inputs in determining our provision for income taxes and related tax balances include forecasts of our future income and expenses, potential tax planning strategies and determination of the probability of certain tax positions being sustained upon examination by tax authorities. These inputs are subject to uncertainty due to potential changes in facts and circumstances, economic and political conditions, changes to existing tax laws and new regulations or interpretations by tax authorities. Changes in these conditions could have a material adverse impact on our results of operations and financial position. See Note 16. Income Taxes of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for additional information.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks that may result from changes in foreign currency exchange rates, interest rates and equity prices. To reduce certain of these risks, we enter into various types of foreign currency derivative hedging transactions, follow investment guidelines and monitor outstanding receivables as part of our risk management program.

Foreign Currency Exchange Rate Risk

We have operations in more than 35 countries worldwide. As a result, our financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we distribute our products. Our operating results are exposed to changes in foreign currency exchange rates between the U.S. dollar and various foreign currencies, the most significant of which is the Euro. When the U.S. dollar strengthens against these currencies, the relative value of sales made in the respective foreign currency decreases. Conversely, when the U.S. dollar weakens against these currencies, the relative value of such sales increases. Overall, we are a net receiver of foreign currencies and, therefore, we benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar.

Approximately 27% of our product sales were denominated in foreign currencies during 2024. To partially mitigate the impact of changes in currency exchange rates on net cash flows from our foreign currency denominated sales, we enter into foreign currency exchange forward contracts. We also hedge certain monetary assets and liabilities denominated in foreign currencies, which reduces but does not eliminate our exposure to currency fluctuations between the date a transaction is recorded and the date that cash is collected or paid. In general, the market risks of these contracts are offset by corresponding gains and losses on the transactions being hedged.

As of December 31, 2024 and 2023, we had open foreign currency forward contracts with notional amounts of $2.9 billion and $2.5 billion, respectively. A hypothetical 10% adverse movement in foreign currency exchange rates compared with the U.S. dollar relative to exchange rates as of December 31, 2024 and 2023 would have resulted in a reduction in fair value of these contracts of approximately $364 million and $328 million, respectively, and if realized, would have negatively affected earnings over the remaining life of the contracts. The analysis does not consider the impact that hypothetical changes in foreign currency exchange rates would have on anticipated transactions that these foreign currency sensitive instruments were designed to offset.

Interest Rate Risk

We occasionally invest in available-for-sale debt securities, adhering to a policy that requires us to limit invested amounts based on credit rating, maturity, industry group and investment type and issuer, except for securities issued by the U.S. government. The goals of our investment policy, in order of priority, are as follows:

•   safety and preservation of principal and diversification of risk;

•   liquidity of investments sufficient to meet cash flow requirements; and

•   a competitive after-tax rate of return.

The fair value of any available-for-sale debt securities is subject to change as a result of potential changes in market interest rates. However, primarily due to the typically short-term nature of our portfolio, we do not believe that future market risks, including a hypothetical 10% increase or decrease in interest rates related to any securities, would have a material adverse impact on our financial position, results of operations, or liquidity.

Our senior unsecured notes have fixed interest rates. As such, there is no financial interest rate exposure. The fair value of these senior unsecured notes and our liability related to future royalties as part of our 2020 acquisition of Immunomedics, Inc. are exposed to fluctuations in interest rates. The current fair value of our debt portfolio and liability related to future royalties are $23.3 billion and $0.9 billion, respectively. The fair value will decrease as interest rates increase. The fair value will increase as interest rates decrease. Additionally, we have a $2.5 billion five-year revolving credit facility that matures in June 2029. Loans under our revolving credit facility bear interest at either (i) Term Secured Overnight Financing Rate plus the Applicable Percentage, (ii) the Alternative Currency Term Rate plus the Applicable Percentage, or (iii) the Base Rate plus the Applicable Percentage, each as defined in the revolving credit facility agreement. There were no amounts outstanding under the revolving credit facility as of December 31, 2024. As such, there is currently no financial interest rate exposure.

Equity Price Risk

We hold shares of common stock of certain publicly traded biotechnology companies primarily in connection with license and collaboration agreements. These equity securities are measured at fair value with any changes in fair value recognized in earnings.

The fair value of these equity securities was approximately $1.6 billion and $1.5 billion as of December 31, 2024 and 2023, respectively. Changes in fair value of these equity securities are impacted by the volatility of the stock market and changes in general economic conditions, among other factors. A hypothetical 20% increase or decrease in the stock prices of these equity securities would have increased or decreased their fair value as of December 31, 2024 and 2023 by approximately $312 million and $292 million, respectively.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

GILEAD SCIENCES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Years Ended December 31, 2024, 2023 and 2022

CONTENTS

`

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Gilead Sciences, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gilead Sciences, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 28, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Government and commercial rebates

Description of the Matter	As more fully described in Note 1, the Company estimates reductions to its revenues for amounts payable to payers and healthcare providers in the United States under various government and commercial rebate programs in the period that the related sales occur. Rebates may vary by product, payer and individual payer plans, some of which may not be known at the point of sale. Estimated reductions to revenue are based on product sales, historical and expected payer mix, discount rates, and various other estimated and actual data, adjusted for current period expectations.
	Auditing the Company's estimated reductions to revenue for rebates was complex and involved significant judgment, particularly in assessing the reasonableness of estimated payer mix applied to sales during the period. This estimate relies heavily on historical data that is adjusted for changes in payer mix expectations over time.

How We Addressed the Matter in Our Audit	We evaluated and tested the design and operating effectiveness of the Company's internal controls over management's estimation and review of reductions from revenue for rebate programs, including controls to assess the payer mix assumption. We also tested the completeness and accuracy of data utilized in the controls, and the accuracy of calculations supporting management's estimates.
	To test management's estimation methodology for determining the payer mix, our audit procedures included, among others, analytically evaluating management's estimates, evaluating evidence contrary to the estimated amounts, performing a sensitivity analysis on the rates used in the estimates and performing a comparison of actual payments related to amounts accrued during the current and prior years.

Valuation of in-process research and development intangible asset

Description of the Matter	As discussed in Note 1, the Company tests indefinite-lived intangible assets for impairment on an annual basis and in between annual tests if they become aware of any events or changes that would indicate the fair values of the assets are below their carrying amounts. An impairment charge is recognized to the degree the carrying value exceeds the fair value. The Company recorded interim impairments totaling $4.2 billion related to the in-process research and development (IPR&D) intangible asset related to Trodelvy for patients with non-small cell lung cancer (NSCLC) during the year ended December 31, 2024. This IPR&D intangible asset had a carrying value of $1.8 billion at December 31, 2024.
	Auditing the fair value of this IPR&D intangible asset was complex due to the significant judgment required in estimating the fair value. In particular, the fair value estimate required the use of a valuation methodology that was sensitive to certain significant revenue assumptions, including addressable patient population, projected market share, life of the potential commercialized product, and probability of technical and regulatory success.
How We Addressed the Matter in Our Audit	We evaluated and tested the design and operating effectiveness of the Company's internal controls over the determination of the estimated fair value of the IPR&D intangible asset related to Trodelvy for patients with NSCLC. For example, we tested controls over management's review of the valuation methodology, the significant revenue assumptions, as discussed above, used to develop the fair value estimate, and the data inputs utilized in the fair value estimate.
	To test the estimated fair value of this indefinite-lived intangible asset, our audit procedures included, among others, assessing the methodology and testing the significant assumptions discussed above and the underlying data used by the Company. With assistance from a valuation specialist, we evaluated the valuation methodology used by the Company to measure the fair value of this indefinite-lived intangible asset. We also performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of this indefinite-lived intangible asset that would result from changes in the assumptions and tested the completeness and accuracy of the underlying data used by the Company. For the most significant revenue assumptions, we compared the assumptions used by the Company to relevant external market and industry data and considered whether the assumptions were consistent with evidence obtained in other areas of the audit.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1988.
San Mateo, California
February 28, 2025

GILEAD SCIENCES, INC.

CONSOLIDATED BALANCE SHEETS

(in millions, except per share amounts)		December 31, 2024		December 31, 2023
Assets				
Current assets:				
Cash and cash equivalents	$	9,991	$	6,085
Short-term marketable debt securities		—		1,179
Accounts receivable, net		4,420		4,660
Inventories		1,710		1,787
Prepaid and other current assets		3,052		2,374
Total current assets		19,173		16,085
Property, plant and equipment, net		5,414		5,317
Long-term marketable debt securities		—		1,163
Intangible assets, net		19,948		26,454
Goodwill		8,314		8,314
Other long-term assets		6,146		4,792
Total assets	$	58,995	$	62,125
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	833	$	550
Accrued rebates		3,892		3,802
Current portion of long-term debt and other obligations, net		1,815		1,798
Other current liabilities		5,464		5,130
Total current liabilities		12,004		11,280
Long-term debt, net		24,896		23,189
Long-term income taxes payable		830		2,039
Deferred tax liability		724		1,588
Other long-term obligations		1,295		1,280
Commitments and contingencies (Note 13)				
Stockholders' equity:				
Preferred stock, par value $0.001 per share; 5 shares authorized; none outstanding		—		—
Common stock, par value $0.001 per share; 5,600 authorized; 1,246 shares issued and outstanding		1		1
Additional paid-in capital		7,700		6,500
Accumulated other comprehensive income		132		28
Retained earnings		11,497		16,304
Total Gilead stockholders' equity		19,330		22,833
Noncontrolling interest		(84)		(84)
Total stockholders' equity		19,246		22,749
Total liabilities and stockholders' equity	$	58,995	$	62,125

See accompanying notes.

GILEAD SCIENCES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share amounts)	Year Ended December 31,		
	2024	2023	2022
Revenues:			
Product sales	$ 28,610	$ 26,934	$ 26,982
Royalty, contract and other revenues	144	182	299
Total revenues	28,754	27,116	27,281
Costs and expenses:			
Cost of goods sold	6,251	6,498	5,657
Research and development expenses	5,907	5,718	4,977
Acquired in-process research and development expenses	4,663	1,155	944
In-process research and development impairments	4,180	50	2,700
Selling, general and administrative expenses	6,091	6,090	5,673
Total costs and expenses	27,092	19,511	19,951
Operating income	1,662	7,605	7,330
Interest expense	977	944	935
Other (income) expense, net	(6)	(198)	581
Income before income taxes	690	6,859	5,814
Income tax expense	211	1,247	1,248
Net income	480	5,613	4,566
Net loss attributable to noncontrolling interest	—	(52)	(26)
Net income attributable to Gilead	$ 480	$ 5,665	$ 4,592
Basic earnings per share attributable to Gilead	$ 0.38	$ 4.54	$ 3.66
Shares used in basic earnings per share attributable to Gilead calculation	1,247	1,248	1,255
Diluted earnings per share attributable to Gilead	$ 0.38	$ 4.50	$ 3.64
Shares used in diluted earnings per share attributable to Gilead calculation	1,255	1,258	1,262

See accompanying notes.

54

GILEAD SCIENCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)	Year Ended December 31,					
	2024		2023		2022	
Net income:	$	480	$	5,613	$	4,566
Other comprehensive income (loss), net of reclassifications and taxes:						
Net (loss) gain on foreign currency translation		(26)		60		(11)
Net gain (loss) on available-for-sale debt securities		5		28		(29)
Net gain (loss) on cash flow hedges		125		(62)		(41)
Other comprehensive income (loss), net		104		26		(81)
Comprehensive income, net		584		5,639		4,485
Comprehensive loss attributable to noncontrolling interest, net		—		(52)		(26)
Comprehensive income attributable to Gilead, net	$	584	$	5,691	$	4,511

See accompanying notes.

GILEAD SCIENCES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Gilead Stockholders' Equity						
	Common Stock						
(in millions, except per share amounts)	Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Noncontrolling Interest	Total Stockholders' Equity
Balance as of December 31, 2021	1,254	$ 1	$ 4,661	$ 83	$ 16,324	$ (5)	$ 21,064
Net income (loss)	—	—	—	—	4,592	(26)	4,566
Other comprehensive loss, net	—	—	—	(81)	—	—	(81)
Issuances under employee stock purchase plan	2	—	103	—	—	—	103
Issuances under equity incentive plans	13	—	211	—	—	—	211
Stock-based compensation	—	—	640	—	—	—	640
Repurchases of common stock under repurchase programs ($73.77 average price per share)	(19)	—	(65)	—	(1,331)	—	(1,396)
Repurchases of common stock for employee tax withholding under equity incentive plans and other	(3)	—	—		(173)		(173)
Dividends declared ($2.92 per share)	—	—	—	—	(3,725)	—	(3,725)
Balance as of December 31, 2022	1,247	1	5,550	2	15,687	(31)	21,209
Net income (loss)	—	—	—	—	5,665	(52)	5,613
Other comprehensive income, net	—	—	—	26	—	—	26
Issuances under employee stock purchase plan	2	—	129	—	—	—	129
Issuances under equity incentive plans	13	—	99	—	—	—	99
Stock-based compensation	—	—	767	—	—	—	767
Repurchases of common stock under repurchase programs ($79.52 average price per share)	(13)	—	(45)	—	(955)	—	(1,000)
Repurchases of common stock for employee tax withholding under equity incentive plans and other	(4)	—	—		(279)		(279)
Dividends declared ($3.00 per share)	—	—	—	—	(3,814)	—	(3,814)
Balance as of December 31, 2023	1,246	1	6,500	28	16,304	(84)	22,749
Net income	—	—	—	—	480	—	480
Other comprehensive income, net	—	—	—	104	—	—	104
Issuances under employee stock purchase plan	2	—	139	—	—	—	139
Issuances under equity incentive plans	16	—	282	—	—	—	282
Stock-based compensation	—	—	834	—	—	—	834
Repurchases of common stock under repurchase programs ($79.54 average price per share)	(14)	—	(55)	—	(1,095)	—	(1,150)
Repurchases of common stock for employee tax withholding under equity incentive plans and other	(4)	—	—	—	(280)	—	(280)
Dividends declared ($3.08 per share)	—	—	—	—	(3,911)	—	(3,911)
Balance as of December 31, 2024	1,246	$ 1	$ 7,700	$ 132	$ 11,497	$ (84)	$ 19,246

See accompanying notes.

GILEAD SCIENCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)		Year Ended December 31,				
		2024		2023		2022
Operating Activities:						
Net income	$	480	$	5,613	$	4,566
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation expense		381		354		323
Amortization expense		2,386		2,339		1,780
Stock-based compensation expense		835		766		637
Deferred income taxes		(1,844)		(962)		(1,552)
Net loss from equity securities		274		167		657
Acquired in-process research and development expenses		4,663		1,155		944
In-process research and development impairments		4,180		50		2,700
Other		353		826		780
Changes in operating assets and liabilities:						
Accounts receivable, net		139		157		(406)
Inventories		(426)		(842)		(310)
Prepaid expenses and other		(259)		39		(134)
Accounts payable		290		(347)		226
Income tax assets and liabilities, net		(732)		(1,768)		(364)
Accrued and other liabilities		108		458		(775)
Net cash provided by operating activities		10,828		8,006		9,072
Investing Activities:						
Purchases of marketable debt securities		(244)		(1,930)		(1,770)
Proceeds from sales of marketable debt securities		2,265		510		412
Proceeds from maturities of marketable debt securities		327		1,334		1,590
Acquisitions, including in-process research and development, net of cash acquired		(4,840)		(1,152)		(1,797)
Purchases of equity securities		(492)		(442)		(172)
Capital expenditures		(523)		(585)		(728)
Other		58		(1)		(1)
Net cash used in investing activities		(3,449)		(2,265)		(2,466)
Financing Activities:						
Proceeds from debt financing, net of issuance costs		3,464		1,980		—
Proceeds from issuances of common stock		422		232		309
Repurchases of common stock under repurchase programs		(1,150)		(1,000)		(1,396)
Repayments of debt and other obligations		(1,970)		(2,250)		(1,500)
Payments of dividends		(3,918)		(3,809)		(3,709)
Other		(281)		(279)		(173)
Net cash used in financing activities		(3,433)		(5,125)		(6,469)
Effect of exchange rate changes on cash and cash equivalents		(40)		57		(63)
Net change in cash and cash equivalents		3,906		673		74
Cash and cash equivalents at beginning of period		6,085		5,412		5,338
Cash and cash equivalents at end of period	$	9,991	$	6,085	$	5,412
Supplemental disclosure of cash flow information:						
Interest paid, net of amounts capitalized	$	951	$	891	$	907
Income taxes paid	$	2,779	$	3,990	$	3,136

See accompanying notes.

GILEAD SCIENCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

Gilead Sciences, Inc. (including its consolidated subsidiaries, referred to as “Gilead,” the “company,” “we,” “our” or “us”) is a biopharmaceutical company that has pursued and achieved breakthroughs in medicine for more than three decades, with the goal of creating a healthier world for all people. We are committed to advancing innovative medicines to prevent and treat life-threatening diseases, including HIV, viral hepatitis, coronavirus disease 2019 (“COVID-19”), cancer and inflammation. We operate in more than 35 countries worldwide, with headquarters in Foster City, California.

Our portfolio of marketed products includes AmBisome®, Atripla®, Biktarvy®, Cayston®, Complera®, Descovy®, Descovy for PrEP®, Emtriva®, Epclusa®, Eviplera®, Genvoya®, Harvoni®, Hepcludex®, Hepsera®, Jyseleca®, Letairis®, Livdelzi®, Odefsey®, Sovaldi®, Stribild®, Sunlenca®, Tecartus®, Trodelvy®, Truvada®, Truvada for PrEP®, Tybost®, Veklury®, Vemlidy®, Viread®, Vosevi®, Yescarta® and Zydelig®. The approval status of Hepcludex and Jyseleca vary worldwide, and Hepcludex and Jyseleca are not approved in the U.S. We also sell and distribute authorized generic versions of Epclusa and Harvoni in the U.S. through our separate subsidiary, Asegua Therapeutics, LLC. In addition, we sell and distribute certain products through our corporate partners under collaborative agreements. See Note 2. Revenues for a summary of disaggregated revenues by product and geographic region.

We have one operating segment which primarily focuses on the discovery, development and commercialization of innovative medicines in areas of unmet medical need. See Note 17. Segment Information for further details.

Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Gilead, our wholly-owned subsidiaries and any variable interest entities (“VIEs”) for which we are the primary beneficiary. All intercompany transactions have been eliminated. For any consolidated entities where we own or are exposed to less than 100% of the economics, we record net income or loss attributable to noncontrolling interests in our Consolidated Statements of Operations equal to the attributable economic or ownership interest retained in such entities by the respective noncontrolling parties.

When we obtain a variable interest in another entity, we assess at the inception of the relationship and upon occurrence of certain significant events whether the entity is a VIE and, if so, whether we are the primary beneficiary of the VIE based on our power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and our obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The preparation of these Consolidated Financial Statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. On an ongoing basis, we evaluate our significant accounting policies and estimates. We base our estimates on historical experience and on various market-specific and other relevant assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates are assessed each period and updated to reflect current information. Actual results may differ significantly from these estimates.

Certain amounts and percentages herein may not sum or recalculate due to rounding.

Revenue Recognition

Product Sales

We recognize revenue from product sales when control of the product transfers to the customer, which is generally upon shipment or delivery, or in certain cases, upon the corresponding sales by our customer to a third party. Revenues are recognized net of estimated rebates and chargebacks, patient co-pay assistance, prompt pay discounts, distributor fees, sales return provisions and other related deductions. These deductions to product sales are referred to as gross-to-net deductions and are estimated and recorded in the period in which the related product sales occur. Our payment terms to customers generally range from 30 to 90 days; however, payment terms differ by jurisdiction, by customer and, in some instances, by type of product. Revenues from product sales, net of gross-to-net deductions, are recorded only to the extent a significant reversal in the amount of cumulative revenue recognized is not probable of occurring when the uncertainty associated with gross-to-net deductions is subsequently resolved. Taxes assessed by governmental authorities and collected from customers are excluded from product sales. If we expect, at contract inception, that the period between the transfer of control and corresponding payment from the customer will be one year or less, we do not adjust the amount of consideration for the effects of a financing component. Shipping and handling activities are considered to be fulfillment activities and not a separate performance obligation.

Gross-to-Net Deductions

Rebates and Chargebacks

Rebates and chargebacks are based on contractual arrangements or statutory requirements and include amounts due to payers and healthcare providers under various programs. These amounts may vary by product, payer and individual plans. Providers qualified under certain programs can purchase our products through wholesalers or other distributors at a discount. The wholesalers or distributors then charge the discount back to us.

Rebates and chargebacks are estimated primarily based on product sales, including product mix and pricing, historical and estimated payer mix and discount rates, among other inputs, which require significant estimates and judgment. We assess and update our estimates each reporting period to reflect actual claims and other current information.

Chargebacks that are payable to our direct customers are generally classified as reductions of Accounts receivable on our Consolidated Balance Sheets. Rebates that are payable to third party payers and healthcare providers are recorded in Accrued rebates on our Consolidated Balance Sheets.

Patient Co-Pay Assistance

Co-pay assistance represents financial assistance to qualified patients, assisting them with prescription drug co-payments required by insurance. Our accrual for co-pay is based on an estimate of claims and the cost per claim that we expect to receive associated with inventory that exists in the distribution channel at period end.

Cash Discounts

We estimate cash discounts based on contractual terms, historical customer payment patterns and our expectations regarding future customer payment patterns.

Distributor Fees

Under our inventory management agreements with our significant U.S. wholesalers, we pay the wholesalers a fee primarily for compliance with certain contractually-determined covenants such as the maintenance of agreed-upon inventory levels. These distributor fees are based on a contractually-determined fixed percentage of sales.

Allowance for Sales Returns

Allowances are made for estimated sales returns by our customers and are recorded in the period the related revenue is recognized. We typically permit returns if the product is damaged, defective, or otherwise cannot be used by the customer. In the U.S., we typically permit returns six months prior to and up to one year after the product expiration date. Outside the U.S., returns are only allowed in certain countries on a limited basis.

Our estimates of sales returns are based primarily on analysis of our historical product return patterns, industry information reporting the return rates for similar products and contractual agreement terms. We also take into consideration known or expected changes in the marketplace specific to each product.

Royalty, Contract and Other Revenues

Royalty revenue is recognized in the period in which the obligation is satisfied and the corresponding sales by our corporate partners occur. Contract and other revenues are recognized when the performance obligation is satisfied.

Research and Development Expenses

Research and development expenses are recorded when incurred and consist primarily of personnel costs including salaries, benefits and stock-based compensation expense, infrastructure, materials and supplies and other support costs, research and clinical studies performed by contract research organizations ("CROs") and our collaboration partners and other outside services. From time to time, we enter into development and collaboration agreements in which we share expenses with a collaboration partner. We record payments received from our collaborative partners for their share of the development costs as a reduction of Research and development expenses.

Clinical study costs are a significant component of Research and development expenses. Most of our clinical studies are performed by third-party CROs. We monitor levels of performance under each significant contract including the extent of patient enrollment and other activities through communications with our CROs. We accrue costs for clinical studies performed by CROs over the service periods specified in the contracts and adjust our estimates, if required, based upon our ongoing review of the level of effort and costs actually incurred by the CROs. All of our material CRO contracts are terminable by us upon written notice and we are generally only liable for actual services completed by the CRO and certain non-cancelable expenses incurred at any point of termination. Payments we make for research and development ("R&D") services prior to the services being rendered are recorded as prepaid assets within Prepaid and other current assets on our Consolidated Balance Sheets and are expensed as the services are provided.

Acquired In-Process Research and Development Expenses

Acquired in-process research and development expenses are recorded when incurred and reflect costs of externally-developed in-process research and development ("IPR&D") projects, acquired directly in a transaction other than a business combination, that do not have an alternative future use, including upfront and pre-commercialization milestone payments related to various collaborations and the costs of rights to IPR&D projects.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are recorded when incurred and consist primarily of personnel costs, facilities and overhead costs, and selling, marketing and advertising expenses, as well as other general and administrative costs related to finance, human resources, legal and other administrative activities.

Advertising expenses within Selling, general and administrative expenses, including promotional expenses, are recorded when incurred and were $869 million, $826 million and $778 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Stock-Based Compensation

We provide stock-based compensation in the form of various types of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs") and stock options, and through our Employee Stock Purchase Plan and the International Employee Stock Purchase Plan (together, as amended, the "ESPP"). Stock-based compensation expense is based on the estimated fair value of the award on the grant date, or the first date of the ESPP purchase period, and recognized over the requisite service periods on our Consolidated Statements of Operations using the straight-line expense attribution approach, reduced for estimated forfeitures. We estimate forfeitures based on our historical experience. The requisite service period could be shorter than the vesting period if an employee is retirement eligible or if an employee terminates due to death or disability.

The estimated fair value of RSUs is based on the closing price of our common stock on the grant date. For PSUs, depending on the terms of the award, estimated fair value is based on either the Monte Carlo valuation methodology or the closing stock price on the grant date. For stock option and ESPP awards, estimated fair value is based on the Black-Scholes option valuation model. Estimated inputs to that model include (i) expected volatility, based on a blend of historical volatility of our common stock price along with implied volatility for traded options on our common stock, (ii) expected term in years, based on the weighted-average period awards are expected to remain outstanding using historical cancellation and exercise data, contractual terms and vesting terms of the award, (iii) risk-free interest rate, based on observed interest rates appropriate for the term of the stock-based awards, and (iv) expected dividend yield, based on our history and expectation of dividend payments.

Earnings Per Share

Basic earnings per share attributable to Gilead is calculated based on Net income attributable to Gilead on our Consolidated Statements of Operations divided by the weighted-average number of shares of our common stock outstanding during the period. Diluted earnings per share attributable to Gilead is calculated based on Net income attributable to Gilead on our Consolidated Statements of Operations divided by the weighted-average number of shares of our common stock and other dilutive securities outstanding during the period. The potentially dilutive shares of our common stock resulting from the assumed exercise of outstanding stock options and equivalents are determined under the treasury stock method.

Cash and Cash Equivalents

We consider highly liquid investments with insignificant interest rate risk and an original maturity of three months or less on the purchase date to be cash equivalents.

Marketable Debt Securities

All of our marketable debt securities are classified as available-for-sale and recorded at estimated fair values. We determine the appropriate classification of our marketable debt securities at the time of purchase and reevaluate such designation at each balance sheet date. We regularly review our investments for declines in fair value below their amortized cost basis to determine whether the impairment is due to credit-related factors or noncredit-related factors. Our review includes the creditworthiness of the security issuers, the severity of the unrealized losses, whether we have the intent to sell the securities and whether it is more likely than not that we will be required to sell the securities before the recovery of their amortized cost bases. When we determine that a portion of the unrealized loss is due to an expected credit loss, we recognize the loss amount in Other (income) expense, net, with a corresponding allowance against the carrying value of the security we hold. The portion of any unrealized loss related to factors other than credit losses, as well as any unrealized gains, are recognized in Accumulated other comprehensive income on our Consolidated Balance Sheets until realized, at which point they are reclassified into Other (income) expense, net on our Consolidated Statements of Operations. Interest and amortization of purchase premiums and discounts are also recorded in Other (income) expense, net on our Consolidated Statements of Operations. The cost of securities sold is based on the specific identification method.

Accounts Receivable

Trade accounts receivable are recorded net of allowances for wholesaler chargebacks related to government and other programs, cash discounts for prompt payment and estimated credit losses. Estimates of our allowance for credit losses consider a number of factors, including existing contractual payment terms, individual customer circumstances, historical payment patterns of our customers, a review of the local economic environment and its potential impact on expected future customer payment patterns and government funding and reimbursement practices.

Inventories

Inventories are recorded at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis. We periodically review our inventories to identify obsolete, slow-moving, excess or otherwise unsaleable items. If obsolete, slow-moving, excess or unsaleable items are observed and there are no alternate uses for the inventory, we record a write-down to net realizable value through a charge to Cost of goods sold on our Consolidated Statements of Operations. The determination of net realizable value requires judgment, including consideration of many factors, such as estimates of future product demand, product net selling prices, current and future market conditions and potential product obsolescence, among others. Inventories that are not expected to be sold within 12 months are classified in Other long-term assets on our Consolidated Balance Sheets.

When future commercialization of a product is considered probable and the future economic benefit is expected to be realized, based on management's judgment, we capitalize pre-launch inventory costs prior to regulatory approval. A number of factors are considered, including the current status in the regulatory approval process, potential impediments to the approval process such as safety or efficacy, anticipated R&D initiatives that could impact the indication in which the compound will be used, viability of commercialization and marketplace trends.

Equity Securities

Equity securities with readily determinable fair values, including those for which we have elected the fair value option, are recorded at fair market value, and unrealized gains and losses are included in Other (income) expense, net on our Consolidated Statements of Operations.

Equity securities without readily determinable fair values are recorded using the measurement alternative of cost less impairment, if any, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer. Any impairments or adjustments are recorded in Other (income) expense, net on our Consolidated Statements of Operations.

For investments in entities over which we have significant influence but do not meet the requirements for consolidation and have not elected the fair value option, we use the equity method of accounting, with our share of the underlying income or loss of such entities reported in Other (income) expense, net on our Consolidated Statements of Operations.

Our investments in equity securities are classified in Prepaid and other current assets or Other long-term assets on our Consolidated Balance Sheets, generally depending on marketability and whether the securities are subject to lock-up provisions. We regularly review our securities for indicators of impairment.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method. Repairs and maintenance costs are expensed as incurred. Estimated useful lives in years are generally as follows:

Description	Estimated Useful Life
Buildings and improvements	Shorter of 35 years or useful life
Laboratory and manufacturing equipment	4-10
Office, computer equipment and other	3-15
Leasehold improvements	Shorter of useful life or lease term

See "Impairment of Long-Lived Assets" for additional information.

Leases

We determine if an arrangement contains a lease at inception and classify each lease as operating or financing. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term, which is the non-cancelable period stated in the contract adjusted for any options to extend or terminate when it is reasonably certain that we will exercise that option. Right-of-use assets are adjusted for prepaid lease payments, lease incentives and initial direct costs incurred. Operating lease expense for the minimum lease payments is recognized on a straight-line basis over the lease term.

We account for lease and nonlease components in our lease agreements as a single lease component in determining lease assets and liabilities. In addition, we do not recognize the right-of-use assets and liabilities for leases with lease terms of one year or less.

As most of our operating leases do not provide an implicit interest rate, we generally utilize a collateralized incremental borrowing rate, applied in a portfolio approach when relevant, based on the information available at the commencement date to determine the lease liability.

Acquisitions, including Goodwill, Intangible Assets and Contingent Consideration

We account for business combinations using the acquisition method of accounting, which generally requires that assets acquired, including IPR&D projects, and liabilities assumed be recorded at their fair values as of the acquisition date on our Consolidated Balance Sheets. Any excess of consideration over the fair value of net assets acquired is recorded as goodwill. The determination of estimated fair value requires us to make significant estimates and assumptions. As a result, we may record adjustments to the fair values of assets acquired and liabilities assumed within the measurement period, which may be up to one year from the acquisition date, with the corresponding offset to goodwill. Transaction costs associated with business combinations are expensed as they are incurred.

Intangible assets related to IPR&D projects are considered to be indefinite-lived until the abandonment or completion of the associated R&D efforts, which generally occurs when regulatory approval is obtained. Goodwill and indefinite-lived intangible assets are not amortized and, instead, are tested for impairment annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired.

Intangible assets with finite useful lives are amortized over their estimated useful lives, primarily on a straight-line basis, and are also periodically reviewed for changes in facts or circumstances resulting in a reduction to the estimated useful life of the asset, requiring the acceleration of amortization. See "Impairment of Long-Lived Assets" for additional information.

In determining the initial fair value of an intangible asset, or when quantitative analysis is required to determine any impairment, we use a probability-weighted income approach that discounts expected future cash flows to present value using a discount rate that is based on the estimated weighted-average cost of capital for companies with profiles similar to ours and represents the rate that market participants would use to value the intangible assets. These cash flow models require the use of Level 3 fair value measurements and inputs, including estimated revenues, which, for example, include significant inputs such as addressable patient population, treatment duration, projected market share, assessment of the asset's life cycle, and competitive trends impacting the asset; costs and probability of technical and regulatory success, among other factors.

In connection with certain acquisitions, we may be required to pay future consideration that is contingent upon the achievement of specified development, regulatory approval or sales-based milestone events. We record contingent consideration resulting from a business combination at its fair value on the acquisition date. Each reporting period thereafter, we revalue these obligations and record increases or decreases in their fair value on our Consolidated Statements of Operations until such time that the payment is made. Increases or decreases in fair value of the contingent consideration liabilities can result from updates to assumptions such as the expected timing or probability of achieving the specified milestones, changes in projected revenues or changes in discount rates.

When we determine net assets acquired do not meet the definition of a business combination under the acquisition method of accounting, the transaction is accounted for as an asset acquisition and, therefore, no goodwill is recorded and contingent consideration generally is not recognized at the acquisition date. In an asset acquisition, upfront payments allocated to IPR&D projects at the acquisition date and subsequent pre-commercialization milestone payments are expensed as incurred on our Consolidated Statements of Operations unless there is an alternative future use.

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and finite-lived intangible assets, are reviewed for impairment whenever facts or circumstances either internally or externally may indicate that the carrying value of an asset may not be recoverable. Should there be an indication of impairment, we test for recoverability by comparing the estimated undiscounted future cash flows expected to result from the use of the asset over its useful life to the carrying amount of the asset or asset group. If the asset or asset group is determined to be impaired, any excess of the carrying value of the asset or asset group over its estimated fair value is recognized as an impairment loss.

Derivatives

We recognize all derivative instruments as either assets or liabilities at fair value on our Consolidated Balance Sheets. Unrealized changes in the fair value of derivatives designated as part of a hedge transaction are recorded in Accumulated other comprehensive income. For our hedges related to forecasted product sales, the unrealized gains or losses in Accumulated other comprehensive income are reclassified into Product sales on our Consolidated Statements of Operations when the respective hedged transactions affect earnings. Changes in the fair value of derivatives that are not part of a hedge transaction are recorded each period in Other (income) expense, net on our Consolidated Statements of Operations.

Using regression analysis, we assess, both at inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting the changes in cash flows or fair values of the hedged items. If we determine that a forecasted transaction is probable of not occurring, we discontinue hedge accounting for the affected portion of the hedge instrument, and any related unrealized gain or loss on the contract is recognized in Other (income) expense, net on our Consolidated Statements of Operations.

Contingencies

We recognize accruals for loss contingencies to the extent that we conclude that a loss is both probable and reasonably estimable. We accrue the best estimate of loss within a range; however, if no estimate in the range is better than any other, then we accrue the minimum amount in the range. If we determine that a material loss is reasonably possible, we disclose the possible loss or range of loss, or that the amount of loss cannot be estimated at this time.

Income Taxes

Our income tax provision is computed under the liability method. Significant estimates are required in determining our provision for income taxes. Some of these estimates are based on interpretations of applicable tax laws or regulations.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We record a valuation allowance to reduce our deferred tax assets to the amounts that are more likely than not to be realized. We consider future taxable income, ongoing tax planning strategies and our historical financial performance in assessing the need for a valuation allowance. If we expect to realize deferred tax assets for which we have previously recorded a valuation allowance, we will reduce the valuation allowance in the period in which such determination is first made.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by tax authorities based on the technical merits of the position. The tax benefit recognized in the Consolidated Financial Statements for a particular tax position is based on the largest benefit that is more likely than not to be realized. The amount of unrecognized tax benefits ("UTB") is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing tax law, new regulations or interpretations by tax authorities, new information obtained during a tax examination or resolution of an examination. We recognize both accrued interest and penalties, where appropriate, related to UTB in Income tax expense on our Consolidated Statements of Operations.

We have elected to account for the tax on Global Intangible Low-Taxed Income, enacted as part of the Tax Cuts and Jobs Act, as a component of tax expense in the period in which the tax is incurred.

Stock Repurchases

We use the par value method of accounting for our stock repurchases made under repurchase programs. Under the par value method, we record the par value of the shares repurchased to Common stock and the historical issuance cost over par value of the shares repurchased to Additional paid-in capital. The excess of the cost of the shares repurchased over these two amounts is then recorded to Retained earnings.

Foreign Currency Translation and Transactions

Our Consolidated Financial Statements are presented in U.S. dollars. The functional currency for most of our foreign subsidiaries is their local currency. Revenues, expenses, gains and losses for non-U.S. dollar functional currency entities are translated into U.S. dollars using average currency exchange rates for the period. Assets and liabilities for such entities are translated using exchange rates that approximate the rate at the balance sheet date. Foreign currency translation adjustments are recorded as a component of Accumulated other comprehensive income on our Consolidated Balance Sheets. Foreign currency transaction gains and losses on transactions not denominated in functional currency are recorded in Other (income) expense, net, on our Consolidated Statements of Operations.

Fair Value Measurements

We apply fair value accounting for all financial and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. We define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risks.

We determine the fair value using the fair value hierarchy, which establishes three levels of inputs that may be used to measure fair value, as follows:

- Level 1 inputs include quoted prices in active markets for identical assets or liabilities;

- Level 2 inputs include observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and

- Level 3 inputs include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability. Our Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques and significant management judgment or estimation.

Recently Adopted Accounting Pronouncements

In November 2023, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." ASU 2023-07 requires incremental annual and quarterly disclosures about segment measures of profit or loss as well as significant segment expenditures. It also requires public entities with a single reportable segment to provide all segment disclosures required by the amendments in the update and all existing segment disclosures in Topic 280. Beginning with this Annual Report on Form 10-K, we adopted this standard using a retrospective approach, resulting in increased disclosures in our Notes to Consolidated Financial Statements. See Note 17. Segment Information for additional information.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, FASB issued ASU No. 2024-03 "Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." ASU 2024-03 requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses, and can be applied prospectively or retrospectively. We plan to adopt this guidance beginning with our 2027 annual report to be filed in early 2028 and all quarterly and annual reports thereafter. We expect the adoption of this standard to result in increased disclosures in our Notes to Consolidated Financial Statements.

In December 2023, FASB issued ASU No. 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." ASU 2023-09 requires incremental annual disclosures around income tax rate reconciliations, income taxes paid and other related disclosures. This guidance requires prospective application and permits retrospective application to prior periods presented. We plan to adopt it beginning with our 2025 annual report to be filed in early 2026. We expect the adoption of this standard to result in increased disclosures in our Notes to Consolidated Financial Statements.

2.   REVENUES

Disaggregation of Revenues

The following table summarizes our Total revenues:

(in millions)	Year Ended December 31, 2024				Year Ended December 31, 2023				Year Ended December 31, 2022			
	U.S.	Europe[6]	Rest of World[6]	Total	U.S.	Europe[6]	Rest of World[6]	Total	U.S.	Europe[6]	Rest of World[6]	Total
Product sales:												
HIV												
Biktarvy	$ 10,855	$ 1,509	$ 1,060	$ 13,423	$ 9,692	$ 1,253	$ 905	$ 11,850	$ 8,510	$ 1,103	$ 777	$ 10,390
Descovy	1,902	100	110	2,113	1,771	100	114	1,985	1,631	118	123	1,872
Genvoya	1,498	180	84	1,762	1,752	205	103	2,060	1,983	284	136	2,404
Odefsey	957	290	41	1,288	1,012	294	44	1,350	1,058	364	47	1,469
Symtuza - Revenue share[1]	450	130	12	592	382	133	13	529	348	168	14	530
Other HIV[2]	257	129	48	434	238	116	47	401	290	182	59	530
Total HIV	15,918	2,339	1,355	19,612	14,848	2,102	1,226	18,175	13,820	2,219	1,155	17,194
Liver Disease												
Sofosbuvir/Velpatasvir[3]	922	299	374	1,596	859	323	355	1,537	844	355	331	1,530
Vemlidy	486	44	428	959	410	38	414	862	429	35	379	842
Other Liver Disease[4]	192	202	73	467	152	150	83	385	167	135	124	426
Total Liver Disease	1,601	545	876	3,021	1,421	511	852	2,784	1,440	525	833	2,798
Veklury	892	284	623	1,799	972	408	805	2,184	1,575	702	1,628	3,905
Oncology												
Cell Therapy												
Tecartus	234	138	31	403	245	110	15	370	221	75	3	299
Yescarta	662	666	242	1,570	811	547	140	1,498	747	355	57	1,160
Total Cell Therapy	896	804	274	1,973	1,055	658	156	1,869	968	430	60	1,459
Trodelvy	902	294	119	1,315	777	217	68	1,063	525	143	12	680
Total Oncology	1,798	1,098	393	3,289	1,833	875	224	2,932	1,494	573	73	2,139
Other												
AmBisome	44	276	212	533	43	260	189	492	57	258	182	497
Other[5]	255	34	68	356	261	40	66	367	331	65	53	449
Total Other	299	310	280	889	304	301	255	859	388	323	235	946
Total product sales	20,508	4,576	3,526	28,610	19,377	4,197	3,361	26,934	18,716	4,342	3,924	26,982
Royalty, contract and other revenues	82	58	4	144	62	114	7	182	168	127	4	299
Total revenues	$ 20,591	$ 4,634	$ 3,529	$ 28,754	$ 19,438	$ 4,310	$ 3,368	$ 27,116	$ 18,884	$ 4,469	$ 3,928	$ 27,281

---

[1] Represents our revenue from cobicistat ("C"), emtricitabine ("FTC") and tenofovir alafenamide ("TAF") in Symtuza (darunavir/C/FTC/TAF), a fixed dose combination product commercialized by Janssen Sciences Ireland Unlimited Company ("Janssen"). See Note 7. Collaborations and Other Arrangements for additional information.
[2] Includes Atripla, Complera/Eviplera, Emtriva, Stribild, Sunlenca, Truvada and Tybost.
[3] Includes Epclusa and the authorized generic version of Epclusa sold by Gilead's separate subsidiary, Asegua Therapeutics LLC ("Asegua").
[4] Includes ledipasvir/sofosbuvir (Harvoni and the authorized generic version of Harvoni sold by Asegua), Hepcludex, Hepsera, Livdelzi, Sovaldi, Viread and Vosevi.
[5] Includes Cayston, Jyseleca, Letairis, Ranexa and Zydelig.
[6] All individual international locations accounted for less than 10% of Total revenues.

Revenues from Major Customers

The following table summarizes revenues from each of our customers who individually accounted for 10% or more of our Total revenues:

(as a percentage of total revenues)	Year Ended December 31,		
	2024	2023	2022
Cardinal Health, Inc.	26 %	26 %	25 %
Cencora, Inc.	18 %	19 %	18 %
McKesson Corporation	20 %	21 %	20 %

Revenues Recognized from Performance Obligations Satisfied in Prior Years

The following table summarizes revenues recognized from performance obligations satisfied in prior years:

	Year Ended December 31,		
(in millions)	2024	2023	2022
Revenue share with Janssen[1] and royalties for licenses of intellectual property	$ 727	$ 680	$ 783
Changes in estimates	$ 452	$ 340	$ 582

_____

[1] See Note 7. Collaborations and Other Arrangements for additional information.

Contract Balances

The following table summarizes our contract balances:

	December 31,	
(in millions)	2024	2023
Contract assets	$ 277	$ 117
Contract liabilities[1]	$ 58	$ 109

_____

[1] Future revenues recognized from contract liabilities are not expected to be material in any one year.

3. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

The following table summarizes the types of assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy:

	December 31, 2024				December 31, 2023			
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Available-for-sale debt securities[1]:								
U.S. treasury securities	$ —	$ —	$ —	$ —	$ 426	$ —	$ —	$ 426
U.S. government agencies securities	—	—	—	—	—	127	—	127
Non-U.S. government securities	—	—	—	—	—	10	—	10
Certificates of deposit	—	—	—	—	—	45	—	45
Corporate debt securities	—	—	—	—	—	1,451	—	1,451
Residential mortgage and asset-backed securities	—	—	—	—	—	367	—	367
Equity securities:								
Money market funds	8,502	—	—	8,502	4,465	—	—	4,465
Publicly traded equity securities[2]	1,561	—	—	1,561	1,458	—	—	1,458
Deferred compensation plan	343	—	—	343	284	—	—	284
Foreign currency derivative contracts	—	128	—	128	—	7	—	7
Total	$10,405	$ 128	$ —	$10,533	$ 6,633	$ 2,007	$ —	$ 8,639
Liabilities:								
Contingent consideration liability	$ —	$ —	$ 206	$ 206	$ —	$ —	$ 228	$ 228
Deferred compensation plan	343	—	—	343	283	—	—	283
Foreign currency derivative contracts	—	3	—	3	—	59	—	59
Total	$ 343	$ 3	$ 206	$ 552	$ 283	$ 59	$ 228	$ 570

_____

[1] During the three months ended March 31, 2024, we sold all of our available-for-sale debt securities and used the proceeds to partially fund our acquisition of CymaBay Therapeutics, Inc. ("CymaBay") discussed in Note 6. Acquisitions.

[2] Publicly traded equity securities include our investment in Arcellx, Inc. ("Arcellx") of $515 million as of December 31, 2024, which is subject to contractual sale restrictions until June 2025. See Note 7. Collaborations and Other Arrangements for additional information.

Level 2 Inputs

Available-for-Sale Debt Securities

For our available-for-sale debt securities, we estimate the fair values by reviewing trading activity and pricing as of the measurement date and by taking into consideration valuations obtained from third-party pricing services. The pricing services utilize industry standard valuation models, including both income-based and market-based approaches, for which all significant inputs are observable, either directly or indirectly, to estimate the fair value. These inputs include reported trades of and broker/ dealer quotes on the same or similar securities, issuer credit spreads, benchmark securities, prepayment/default projections based on historical data and other observable inputs.

Foreign Currency Derivative Contracts

Our foreign currency derivative contracts have maturities of 18 months or less and all are with counterparties that have a minimum credit rating of A- or equivalent by S&P Global Ratings, Moody's Investors Service, Inc. or Fitch Ratings, Inc. We estimate the fair values of these contracts by utilizing an income-based industry standard valuation model for which all significant inputs are observable, either directly or indirectly. These inputs include foreign currency exchange rates, Secured Overnight Financing Rate ("SOFR") and swap rates. These inputs, where applicable, are observable at commonly quoted intervals.

Level 3 Inputs

Contingent Consideration Liability

In connection with our first quarter 2021 acquisition of MYR GmbH ("MYR"), we are subject to a potential contingent consideration payment of up to €300 million, subject to customary adjustments, which is revalued each reporting period using probability-weighted scenarios for U.S. Food and Drug Administration ("FDA") approval of Hepcludex until the related contingency is resolved.

The following table summarizes the change in fair value of our contingent consideration liability:

(in millions)	Year Ended December 31,	
	2024	2023
Beginning balance	$ 228	$ 275
Changes in valuation assumptions[1]	(7)	(60)
Effect of foreign exchange remeasurement[2]	(14)	12
Ending balance[3]	$ 206	$ 228

---

[1] Included in Research and development expenses on our Consolidated Statements of Operations. The change in 2023 primarily related to changes in assumptions around probability and timing of regulatory approval.
[2] Included in Other (income) expense, net on our Consolidated Statements of Operations.
[3] Included in Other long-term obligations on our Consolidated Balance Sheets.

Fair Value Level Transfers

There were no transfers between Level 1, Level 2 and Level 3 in the periods presented.

Nonrecurring Fair Value Measurements

In 2024, 2023 and 2022, we recorded partial impairment charges of $4.2 billion, $50 million and $2.7 billion, respectively, related to certain IPR&D assets. See Note 9. Goodwill and Intangible Assets for additional information.

In 2023, we recorded a $51 million write-off of our finite-lived intangible asset related to filgotinib as discussed in Note 9. Goodwill and Intangible Assets, as well as a $381 million write-off of manufacturing assets related to changes in our manufacturing strategy as discussed in Note 10. Other Financial Information. Both charges were recorded within Cost of goods sold on our Consolidated Statements of Operations.

Other Fair Value Disclosures

Senior Unsecured Notes

The following table summarizes the total estimated fair value and carrying value of our senior unsecured notes, determined using Level 2 inputs based on their quoted market values:

	December 31,	
(in millions)	2024	2023
Fair value	$ 23,335	$ 22,567
Carrying value	$ 25,562	$ 23,834

Liability Related to Future Royalties

We recorded a liability related to future royalties as part of our 2020 acquisition of Immunomedics, Inc. ("Immunomedics"), which is subsequently amortized using the effective interest method over the remaining estimated life. The fair value of the liability related to future royalties, determined using Level 3 inputs, was approximately $0.9 billion and $1.2 billion as of December 31, 2024 and 2023, respectively, and the carrying value was $1.1 billion and $1.2 billion as of December 31, 2024 and 2023, respectively. See Note 11. Debt and Credit Facilities for additional information.

4. AVAILABLE-FOR-SALE DEBT SECURITIES AND EQUITY SECURITIES

Available-for-Sale Debt Securities

During the three months ended March 31, 2024, we sold all of our available-for-sale debt securities and used the proceeds to partially fund our acquisition of CymaBay discussed in Note 6. Acquisitions. As such, there are no balances as of December 31, 2024 in the following tables.

The following table summarizes our available-for-sale debt securities as of December 31, 2023:

	December 31, 2023			
(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. treasury securities	$ 427	$ —	$ (1)	$ 426
U.S. government agencies securities	127	—	—	127
Non-U.S. government securities	10	—	—	10
Certificates of deposit	45	—	—	45
Corporate debt securities	1,455	4	(8)	1,451
Residential mortgage and asset-backed securities	366	1	—	367
Total	$ 2,430	$ 5	$ (10)	$ 2,426

The following table summarizes information related to available-for-sale debt securities that have been in a continuous unrealized loss position, classified by length of time, as of December 31, 2023:

	December 31, 2023					
	Less Than 12 Months		12 Months or Longer		Total	
(in millions)	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
U.S. treasury securities	$ —	$ 161	$ (1)	$ 48	$ (1)	$ 209
U.S. government agencies securities	—	106	—	2	—	108
Non-U.S. government securities	—	5	—	5	—	10
Corporate debt securities	(1)	333	(7)	546	(8)	878
Residential mortgage and asset-backed securities	—	123	—	24	—	147
Total	$ (2)	$ 727	$ (8)	$ 624	$ (10)	$ 1,351

The following table summarizes the classification of our available-for-sale debt securities in our Consolidated Balance Sheets as of December 31, 2023:

(in millions)	December 31, 2023
Cash and cash equivalents	$ 83
Short-term marketable debt securities	1,179
Long-term marketable debt securities	1,163
Total	$ 2,426

Equity Securities

The following table summarizes the classification of our equity securities on our Consolidated Balance Sheets:

	December 31,	
(in millions)	2024	2023
Equity securities measured at fair value:		
Cash and cash equivalents	$ 8,502	$ 4,465
Prepaid and other current assets	1,577	1,086
Other long-term assets	327	656
Equity method investments and other equity investments without readily determinable fair values:		
Other long-term assets[1]	386	340
Total	$ 10,791	$ 6,547

[1] Mostly comprised of equity interests in certain collaboration partners and investment funds that are considered to be VIEs for which we are not the primary beneficiary. Our maximum exposure to loss as a result of our involvement in these VIEs is limited to the value of our investment.

For our equity method investments in Galapagos NV ("Galapagos") and Arcus Biosciences, Inc. ("Arcus"), we elected and applied the fair value option as we believe it best reflects the underlying economics of these investments. Our investment in Galapagos was classified in Prepaid and other current assets as of December 31, 2024 and 2023 at $462 million and $686 million, respectively. Our investment in Arcus was classified in Prepaid and other current assets as of December 31, 2024 and 2023 at $448 million and $283 million, respectively.

Unrealized Gains and Losses

The following table summarizes net unrealized gains and losses on equity securities still held as of the respective balance sheet dates, included in Other (income) expense, net on our Consolidated Statements of Operations:

	Year Ended December 31,		
(in millions)	2024	2023	2022
Unrealized loss, net	$ 284	$ 60	$ 684

Related Party Transaction

During the year ended December 31, 2022, Gilead donated certain equity securities at fair value to the Gilead Foundation, a California nonprofit public benefit corporation (the "Foundation"). The Foundation is a related party as certain of our officers also serve as directors of the Foundation. The donation expense of $85 million was recorded within Selling, general and administrative expenses on our Consolidated Statements of Operations during the year ended December 31, 2022.

5.   DERIVATIVE FINANCIAL INSTRUMENTS

Our operations in foreign countries expose us to market risk associated with foreign currency exchange rate fluctuations between the U.S. dollar and various foreign currencies, primarily the Euro. To manage this risk, we hedge a portion of our foreign currency exposures related to outstanding monetary assets and liabilities as well as forecasted product sales using foreign currency exchange forward contracts. In general, the market risk related to these contracts is offset by corresponding gains and losses on the hedged transactions. The credit risk associated with these contracts is driven by changes in interest and currency exchange rates and, as a result, varies over time. By working only with major banks and closely monitoring current market conditions, we seek to limit the risk that counterparties to these contracts may be unable to perform. We also seek to limit our risk of loss by entering into contracts that permit net settlement at maturity. Therefore, our overall risk of loss in the event of a counterparty default is limited to the amount of any unrealized gains on outstanding contracts (i.e., those contracts that have a positive fair value) at the date of default. We do not enter into derivative contracts for trading purposes.

The derivative instruments we use to hedge our exposures for certain monetary assets and liabilities that are denominated in a non-functional currency are not designated as hedges. The derivative instruments we use to hedge our exposures for forecasted product sales are designated as cash flow hedges and have maturities of 18 months or less.

We held foreign currency exchange contracts with outstanding notional amounts of $2.9 billion and $2.5 billion as of December 31, 2024 and 2023, respectively.

While all our derivative contracts allow us the right to offset assets and liabilities, we have presented amounts in our Consolidated Balance Sheets on a gross basis. The following table summarizes the classification and fair values of derivative instruments, including the potential effect of offsetting:

(in millions)	December 31, 2024					
	Prepaid and other current assets	Other long-term assets	Total Derivative Assets	Other current liabilities	Other long-term obligations	Total Derivative Liabilities
Foreign currency exchange contracts designated as hedges	$ 90	$ 10	$ 100	$ —	$ —	$ —
Foreign currency exchange contracts not designated as hedges	28	—	28	3	—	3
Total derivatives presented gross on the Consolidated Balance Sheets			$ 128			$ 3
Gross amounts not offset on the Consolidated Balance Sheets:						
Derivative financial instruments			$ (3)			$ (3)
Cash collateral received / pledged			—			—
Net amount (legal offset)			$ 125			$ —

(in millions)	December 31, 2023					
	Prepaid and other current assets	Other long-term assets	Total Derivative Assets	Other current liabilities	Other long-term obligations	Total Derivative Liabilities
Foreign currency exchange contracts designated as hedges	$ 6	$ —	$ 6	$ 38	$ 7	$ 45
Foreign currency exchange contracts not designated as hedges	1	—	1	15	—	15
Total derivatives presented gross on the Consolidated Balance Sheets			$ 7			$ 59
Gross amounts not offset on the Consolidated Balance Sheets:						
Derivative financial instruments			$ (7)			$ (7)
Cash collateral received / pledged			—			—
Net amount (legal offset)			$ —			$ 52

The following table summarizes the effect of our derivative contracts on our Consolidated Financial Statements:

(in millions)	Year Ended December 31,					
	2024		**2023**		**2022**	
Derivatives designated as hedges:						
Net gain (loss) recognized in Accumulated other comprehensive income	$	171	$	(14)	$	150
Net gain reclassified from Accumulated other comprehensive income into Product sales	$	27	$	58	$	196
Derivatives not designated as hedges:						
Net gain recognized in Other (income) expense, net	$	44	$	57	$	67

The majority of gains and losses related to the hedged forecasted transactions reported in Accumulated other comprehensive income as of December 31, 2024 are expected to be reclassified to Product sales within 12 months. There were no discontinuances of cash flow hedges for the years ended December 31, 2024, 2023 and 2022.

The cash flow effects of our derivative contracts for the years ended December 31, 2024, 2023 and 2022 were included within Net cash provided by operating activities on our Consolidated Statements of Cash Flows.

6. ACQUISITIONS

CymaBay

In March 2024, we completed the acquisition of CymaBay Therapeutics, Inc. ("CymaBay") for total consideration of $3.9 billion, net of cash acquired. Upon closing, CymaBay became our wholly-owned subsidiary.

We accounted for this transaction as an asset acquisition since the lead asset, seladelpar, an investigational, oral, peroxisome proliferator-activated receptor delta agonist shown to regulate critical metabolic and liver disease pathways, represented substantially all of the fair value of the gross assets acquired. In 2024, we recorded a $3.8 billion charge, representing an acquired IPR&D asset with no alternative future use, to Acquired in-process research and development expenses, as well as share-based compensation expense of $133 million related to the cash settlement of unvested CymaBay employee stock awards attributable to post-acquisition services, with $67 million being recorded in Research and development expenses and $67 million in Selling, general and administrative expenses on our Consolidated Statements of Operations. In connection with this acquisition, we recorded $333 million of assets acquired, primarily consisting of net deferred tax assets, and $228 million of liabilities assumed, primarily related to an assumed financing arrangement which we subsequently settled during the year through various payments totaling $209 million.

In July 2024, we paid $320 million to Janssen Pharmaceutica NV to extinguish a future royalty obligation related to seladelpar, which was recorded to Acquired in-process research and development expenses on our Consolidated Statements of Operations.

In August 2024, FDA granted accelerated approval for Livdelzi (seladelpar) for the treatment of primary biliary cholangitis in combination with ursodeoxycholic acid ("UDCA") in adults who have had an inadequate response to UDCA, or as monotherapy in patients unable to tolerate UDCA.

XinThera

In May 2023, we closed an agreement to acquire XinThera, Inc. ("XinThera"), a privately held biotechnology company focused on small molecule drugs to treat cancer and immunologic diseases, for approximately $200 million in cash consideration, net of cash acquired. As a result, XinThera became our wholly-owned subsidiary.

We accounted for the transaction as an asset acquisition and recorded a $170 million charge to Acquired in-process research and development expenses on our Consolidated Statements of Operations in 2023. The remaining purchase price related to various other assets acquired and liabilities assumed. Under the agreement, the former shareholders of XinThera are eligible to receive performance-based development and regulatory milestone payments of up to approximately $760 million, with the first $50 million of such milestones paid and charged primarily to Acquired in-process research and development expenses in October 2023.

Tmunity

In February 2023, we closed an agreement to acquire Tmunity Therapeutics, Inc. ("Tmunity"), a clinical-stage, private biotechnology company focused on next-generation chimeric antigen receptor ("CAR") T-therapies and technologies. Under the terms of the agreement, we acquired all outstanding shares of Tmunity other than those already owned by Gilead for approximately $300 million in cash consideration. As a result, Tmunity became our wholly-owned subsidiary.

We accounted for the transaction as an asset acquisition and recorded a $244 million charge to Acquired in-process research and development expenses on our Consolidated Statements of Operations in 2023. The remaining purchase price related to various other assets acquired and liabilities assumed, consisting primarily of deferred tax assets. Under the agreement, the former shareholders of Tmunity and the University of Pennsylvania are eligible to receive a mix of up to approximately $1.0 billion in potential future payments upon achievement of certain development, regulatory and sales-based milestones, as well as royalty payments on sales, with the first $25 million of milestones charged to Acquired in-process research and development expenses in 2023 and paid in January 2024. In 2024, we paid an additional $47 million for development milestones met, which was charged to Acquired in-process research and development expenses on our Consolidated Statements of Operations.

MiroBio

In September 2022, we acquired all of the outstanding share capital of MiroBio Ltd. ("MiroBio"), a privately-held U.K.-based biotechnology company focused on restoring immune balance with agonists targeting immune inhibitory receptors, for $414 million in cash. As a result, MiroBio became our wholly-owned subsidiary.

We accounted for the transaction as an asset acquisition and recorded a $389 million charge to Acquired in-process research and development expenses on our Consolidated Statements of Operations in 2022. The remaining purchase price related to various other assets acquired and liabilities assumed.

7.   COLLABORATIONS AND OTHER ARRANGEMENTS

We enter into licensing and strategic collaborations and other similar arrangements with third parties for the research, development and commercialization of certain products and product candidates. The collaborations involve two or more parties who are active participants in the operating activities of the collaboration and are exposed to significant risks and rewards depending on the commercial success of the activities. The financial terms of these arrangements may include non-refundable upfront payments, expense reimbursements, payments by us for options to acquire certain rights, contingent obligations by us for potential development and regulatory milestone payments and/or sales-based milestone payments, royalty payments, revenue or profit-sharing arrangements and cost-sharing arrangements. Certain payments are contingent upon the occurrence of various future events that have a high degree of uncertainty. Development milestone payments are recorded in our Consolidated Statements of Operations as incurred. Regulatory milestone payments are capitalized as intangible assets and amortized to Cost of goods sold over the term of the respective collaboration arrangement. In conjunction with these arrangements, we occasionally purchase shares of the collaboration partner and record such equity investments in either Prepaid and other current assets or Other long-term assets on our Consolidated Balance Sheets, generally depending on marketability and whether the securities are subject to lock-up provisions.

Arcellx

In January 2023, we closed an agreement to enter into a global strategic collaboration with Arcellx, a public company, to co-develop and co-commercialize Arcellx's lead late-stage product candidate, CART-ddBCMA, for the treatment of patients with relapsed or refractory multiple myeloma, and potential future next-generation autologous and non-autologous products. In December 2023, we amended the agreement and expanded the scope of the collaboration to include lymphomas and exercised our option to negotiate a license for Arcellx's ARC-SparX program, ACLX-001, in multiple myeloma. In conjunction with the collaboration, we recorded a combined $313 million charge to Acquired in-process research and development expenses on our Consolidated Statements of Operations in 2023, primarily related to upfront payments. We also recorded a combined equity investment of $299 million. Our equity investment is subject to lock-up provisions until June 2025 and is included in Prepaid and other current assets on our Consolidated Balance Sheets as of December 31, 2024. The companies will share development, clinical trial and commercialization costs for CART-ddBCMA and will jointly commercialize the product and split U.S. profits 50/50. Outside the U.S., we will commercialize the product and Arcellx will receive royalties on sales. Under the agreement, Arcellx is eligible to receive performance-based development and regulatory milestone payments of up to $1.5 billion related to CART-ddBCMA, a potential future next-generation autologous product and a potential future non-autologous product, with further commercial milestone payments, profit split payments on co-promoted products and royalties on at least a portion of worldwide net sales, depending on whether Arcellx opts in to co-promote the future products. During the year ended December 31, 2024, we paid $68 million for development milestones met, which was charged to Acquired in-process research and development expenses on our Consolidated Statements of Operations. If additional future products are developed, Arcellx would be eligible to receive additional milestone payments, profit split payments on co-promoted products and royalties on at least a portion of worldwide net sales, depending on whether Arcellx opts in to co-promote these additional future products as well.

Dragonfly

In April 2022, we entered into a strategic research collaboration agreement (the "Dragonfly Collaboration Agreement") with Dragonfly Therapeutics, Inc. ("Dragonfly") to develop natural killer ("NK") cell engager-based immunotherapies for oncology and inflammation indications. Under the terms of the Dragonfly Collaboration Agreement, we received an exclusive, worldwide license from Dragonfly for the 5T4-targeting investigational immunotherapy program, DF7001, as well as options, after the completion of certain preclinical activities, to license exclusive, worldwide rights to develop and commercialize additional NK cell engager programs using the Dragonfly Tri-specific NK Engager platform. Upon the closing of the Dragonfly Collaboration Agreement, we made a $300 million upfront payment to Dragonfly, and we made an additional $15 million payment related to a target selection in connection with an August 2022 amendment to the agreement, which were recorded in Acquired in-process research and development expenses on our Consolidated Statements of Operations during the year ended December 31, 2022. In July 2023, we mutually agreed to terminate the DF7001 program. If we exercise our options on additional NK cell engager programs, Dragonfly would be eligible to receive opt-in payments and performance-based development, regulatory and commercial milestone payments and royalties on worldwide net sales on these optioned programs.

Merck

In March 2021, we entered into a license and collaboration agreement with Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc. ("Merck") to jointly develop and commercialize long-acting investigational treatments in HIV that combine Gilead's investigational capsid inhibitor, lenacapavir, and Merck's investigational nucleoside reverse transcriptase translocation inhibitor, islatravir, with other formulations potentially added to the collaboration as mutually agreed. The collaboration is initially focused on long-acting oral and injectable formulations.

Under the terms of the agreement, as amended, Gilead and Merck will mostly share global development and commercialization costs at 60% and 40%, respectively, across the oral and injectable formulation programs. For long-acting oral products, if approved, Gilead would lead commercialization in the U.S., and Merck would lead commercialization in the European Union ("EU") and rest of the world. For long-acting injectable products, if approved, Merck would lead commercialization in the U.S. and Gilead would lead commercialization in the EU and rest of the world. Under the terms of the agreement, Gilead and Merck would jointly promote the combination products in the U.S. and certain other major markets. If successful, we would share global product revenues with Merck equally until product revenues surpass certain pre-determined per formulation revenue tiers. Upon passing $2.0 billion in net product sales for the oral combination in a given calendar year, our share of revenue would increase to 65% for any revenues above the threshold for such calendar year. Upon passing $3.5 billion in net product sales for the injectable combination in a given calendar year, our share of revenue will increase to 65% for any revenues above the threshold for such calendar year. Reimbursements of R&D costs to or from Merck are recorded within Research and development expenses on our Consolidated Statements of Operations. Expenses recognized under the agreement were not material for the years ended December 31, 2024, 2023 and 2022. No revenues have been recognized under the agreement for the years ended December 31, 2024, 2023 and 2022.

We will also have the option to license certain of Merck's investigational oral integrase inhibitors to develop in combination with lenacapavir. Reciprocally, Merck will have the option to license certain of Gilead's investigational oral integrase inhibitors to develop in combination with islatravir. Each company may exercise its option for such investigational oral integrase inhibitor of the other company within the first five years after execution of the agreement, following completion of the first Phase 1 clinical trial of that integrase inhibitor. Upon exercise of an option, the companies will split development costs and revenues, unless the non-exercising company decides to opt out, in which case the non-exercising company will be paid a royalty.

Arcus

In May 2020, we entered into a transaction, and have since entered into various amending transactions, with Arcus, a publicly traded oncology-focused biopharmaceutical company, which included entry into an option, license and collaboration agreement (as amended, the "Collaboration Agreement"), with Gilead having the right to opt in to all current and future clinical-stage product candidates for up to ten years following the closing of the initial transaction, and a common stock purchase agreement and an investor rights agreement (together, as amended, the "Stock Purchase Agreements").

As part of the November 2021 amendment, we exercised our options to three of Arcus' clinical stage programs and made related collaboration opt-in payments of $725 million to Arcus in 2022, which were included within Net cash used in investing activities on our Consolidated Statements of Cash Flows.

As part of the May 2023 amendment, we paid a $35 million upfront fee to initiate research programs against up to four targets jointly selected by the parties that are applicable to inflammatory diseases, which was charged to Acquired in-process research and development expenses on our Consolidated Statements of Operations.

As part of the January 2024 amendment, we committed to a $100 million continuation fee, which was charged to Acquired in-process research and development expenses on our Consolidated Statements of Operations and paid later in 2024.

Under the Collaboration Agreement, the companies co-develop and share the global costs related to these clinical programs. We recorded $243 million, $189 million and $187 million of such costs primarily in Research and development expenses on our Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022, respectively. If the optioned molecules achieve regulatory approval, the companies will co-commercialize and equally share profits in the U.S. Gilead will hold exclusive commercialization rights outside the U.S., subject to any rights of Arcus's existing collaboration partners, and will pay to Arcus tiered royalties as a percentage of net sales ranging from the mid teens to low twenties. For the research programs applicable to inflammatory diseases, Gilead may exercise an option to license each program at two separate, prespecified time points. If Gilead exercises its option at the earlier time point for the first two target programs, Arcus would be eligible to receive up to $420 million in future option and milestone payments and tiered royalties for each optioned program. For any other option exercise by Gilead for the four target programs, the parties would have rights to co-develop and share global development costs and to co-commercialize and share profits in the U.S. for optioned programs. We may also pay as much as an additional $100 million at our option in 2026 and again in 2028, unless terminated early, to maintain the rights to opt in to future Arcus programs for the duration of the contact term.

Under the Stock Purchase Agreements, we have the right to purchase from Arcus additional shares up to a maximum of 35% of the outstanding voting stock of Arcus over a five-year period ending in the third quarter of 2025. We have made various purchases of shares since the original closing of the agreement, including a purchase of shares at a premium for $320 million in 2024 whereby we recorded $233 million for the fair value of the equity investment in Prepaid and other current assets on our Consolidated Balance Sheets and $87 million for the premium in Other (income) expense, net on our Consolidated Statements of Operations for the year ended December 31, 2024. Following this transaction, we owned a total of 30.1 million shares, which represented approximately 33% of the issued and outstanding voting stock of Arcus at that time. As of December 31, 2024, we had three designees on Arcus' board of directors.

Galapagos

In August 2019, we closed a 10-year option, license and collaboration agreement (the "OLCA") and a subscription agreement (the "Subscription Agreement"), each with Galapagos, a clinical-stage biotechnology company based in Belgium, pursuant to which the parties entered into a global collaboration that covers certain programs in Galapagos' current and future product portfolio.

Under the OLCA, if we exercise our option to a program, we will pay a $150 million option exercise fee per program. In addition, Galapagos will receive tiered royalties ranging from 20% to 24% on net sales in our territories of each Galapagos product optioned by us. If we exercise our option for a program, the parties will share equally in development costs and mutually agreed commercialization costs incurred subsequent to our exercise of the option. We may terminate the collaboration in its entirety or on a program-by-program and country-by-country basis with advance notice as well as following other customary termination events.

Pursuant to the Subscription Agreement, we purchased new ordinary shares of Galapagos and were issued warrants that confer the right to subscribe, from time to time, for a number of new shares to be issued by Galapagos sufficient to bring the number of shares owned by us to 29.9% of the issued and outstanding shares at the time of our exercises. We currently own 16.7 million shares or approximately 25.8% of the shares issued and outstanding at the time of last purchase in 2019. We are subject to a 10-year standstill restricting our ability to acquire voting securities of Galapagos exceeding more than 29.9% of the then-issued and outstanding voting securities of Galapagos. We have two designees appointed to Galapagos' board of directors as of December 31, 2024.

In January 2025, we agreed to amend the OLCA commensurate with Galapagos' announcement for a planned separation of Galapagos into two entities: a newly to be formed company (to be named at a later date, herein "SpinCo") with an initial capital allocation of up to approximately €2.45 billion (approximately $2.54 billion) and Galapagos. At the time of separation, should it occur, Galapagos' and our rights and responsibilities under the OLCA would transfer to SpinCo, and Galapagos would gain full global development and commercialization rights to its pipeline, subject to payment of single digit royalties to Gilead on net sales of certain products. This separation is expected to occur by mid-2025. With respect to Gilead's ownership stake in Galapagos, upon separation, Gilead will hold approximately 25% of the outstanding shares in both Galapagos and SpinCo and will be subject to a lock-up of Galapagos shares through March 2027 and of SpinCo shares until six months after the separation, subject to certain customary exceptions and early termination provisions. The two Gilead designees appointed to Galapagos' board of directors will step down upon the separation and Gilead will be entitled to nominate two directors to SpinCo's board.

Janssen

Complera/Eviplera and Odefsey

In 2009, we entered into a license and collaboration agreement with Janssen to develop and commercialize a fixed-dose combination of our Truvada and Janssen's non-nucleoside reverse transcriptase inhibitor, rilpivirine. This combination was approved in the U.S. and EU in 2011, and is sold under the brand name Complera in the U.S. and Eviplera in the EU. The agreement was amended in 2014 to expand the collaboration to include another product containing Janssen's rilpivirine and our emtricitabine and tenofovir alafenamide ("Odefsey").

Under the amended agreement, Janssen granted us an exclusive license to Complera/Eviplera and Odefsey worldwide, but retained rights to distribute both combination products in certain countries outside of the U.S. Neither party is restricted from combining its drugs with any other drug products except those which are similar to the components of Complera/Eviplera and Odefsey.

We are responsible for manufacturing Complera/Eviplera and Odefsey and have the lead role in registration, distribution and commercialization of both products except in the countries where Janssen distributes. Janssen has exercised a right to co-detail the combination product in some of the countries where we are the selling party.

Under the financial provisions of the 2014 amendment, the selling party sets the price of the combined products and the parties share revenues based on the ratio of the net selling prices of the party's component(s), subject to certain restrictions and adjustments. We retain a specified percentage of Janssen's share of revenues, including up to 30% in major markets. Sales of these products are included in Product sales and Janssen's share of revenues is included in Cost of goods sold on our Consolidated Statements of Operations. Cost of goods sold relating to Janssen's share was $403 million, $430 million and $483 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Termination of the agreement may be on a product or country basis and will depend on the circumstances, including withdrawal of a product from the market, material breach by either party or expiry of the revenue share payment term. We may terminate the agreement without cause with respect to the countries where we sell the products.

Symtuza

In 2014, we amended a license and collaboration agreement with Janssen to develop and commercialize a fixed-dose combination of Janssen's darunavir and our cobicistat, emtricitabine and tenofovir alafenamide ("Gilead Compounds"). This combination was approved in the U.S. and EU in July 2018 and September 2017, respectively, and is sold under the brand name Symtuza.

Under the terms of the 2014 amendment, we granted Janssen an exclusive license to Symtuza worldwide. Janssen is responsible for manufacturing, registration, distribution and commercialization of Symtuza worldwide. We are responsible for the intellectual property related to the Gilead Compounds and are the exclusive supplier of the Gilead Compounds. Neither party is restricted from combining its drugs with any other drug products except those which are similar to the components of Symtuza.

Janssen sets the price of Symtuza and the parties share revenue based on the ratio of the net selling prices of the party's component(s), subject to certain restrictions and adjustments. The intellectual property license and supply obligations related to the Gilead Compounds are accounted for as a single performance obligation. As the license was deemed to be the predominant item to which the revenue share relates, we recognize our share of the Symtuza revenue in the period when the corresponding sales of Symtuza by Janssen occur. We record our share of the Symtuza revenue as Product sales on our Consolidated Statements of Operations primarily because we supply the Gilead Compounds to Janssen for Symtuza.

Termination of the agreement may be on a product or country basis and will depend on the circumstances, including withdrawal of a product from the market, material breach by either party or expiry of the revenue share payment term. Janssen may terminate the agreement without cause on a country-by-country basis, in which case Gilead has the right to become the selling party for such country(ies) if the product has launched but has been on the market for fewer than 10 years. Janssen may also terminate the entire agreement without cause.

Japan Tobacco

In 2005, Japan Tobacco, Inc. ("Japan Tobacco") granted us exclusive rights to develop and commercialize elvitegravir, a novel HIV integrase inhibitor, in all countries of the world, excluding Japan, where Japan Tobacco retained such rights. Effective December 2018, we entered into an agreement with Japan Tobacco to acquire the rights to market and distribute certain products in our HIV portfolio in Japan and to expand our rights to develop and commercialize elvitegravir to include Japan. We are responsible for the marketing of the products as of January 1, 2019.

We are responsible for seeking regulatory approval in our territories and are required to use diligent efforts to commercialize elvitegravir for the treatment of HIV infection. We bear all costs and expenses associated with such commercialization efforts and pay a royalty to Japan Tobacco based on our product sales. Our sales of these products are included in Product sales on our Consolidated Statements of Operations. Royalties due to Japan Tobacco are included in Cost of goods sold on our Consolidated Statements of Operations. Royalty expenses recognized were $139 million, $167 million and $198 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Under the terms of the 2018 agreement, we paid Japan Tobacco $559 million in cash and recognized an intangible asset of $550 million reflecting the estimated fair value of the marketing-related rights acquired from Japan Tobacco. The intangible asset is being amortized over nine years, representing the period over which the majority of the benefits are expected to be derived from the applicable products in our HIV portfolio. The amortization expense is classified as selling expense and recorded in Selling, general and administrative expenses on our Consolidated Statements of Operations.

Termination of the agreement may be on a product or country basis and will depend on the circumstances, including material breach by either party or expiry of royalty payment term. We may also terminate the entire agreement without cause.

Everest

In April 2019, Everest Medicines ("Everest") and Immunomedics entered into an agreement granting Everest an exclusive license to develop and commercialize Trodelvy in Greater China, South Korea, Singapore, Indonesia, Philippines, Vietnam, Thailand, Malaysia and Mongolia (the "Territories"). Gilead subsequently acquired Immunomedics in October 2020 and assumed the Everest license and supply agreement, which provided for certain sales milestones and royalties payments to be made to Gilead and was recorded as a $175 million finite-lived asset as part of the purchase accounting. In the fourth quarter of 2022, we reacquired all development and commercialization rights for Trodelvy from Everest and terminated the previous agreement. Under the terms of the new agreement, Gilead made $280 million in upfront termination payments to Everest, of which $84 million was made in 2022 and $196 million was made in 2023. In addition, Everest is eligible to receive up to $175 million in potential additional payments upon achievement of certain regulatory and commercial milestones. We accounted for the new agreement as a contract termination, which includes the reacquisition of commercial rights and the settlement of our pre-existing relationship with Everest. As a result, we recorded an expense of $406 million in Selling, general and administrative expenses on our Consolidated Statements of Operations during the year ended December 31, 2022, which primarily represents the upfront costs and write-off of the remaining value of the pre-existing asset related to the prior agreement. Simultaneously, we recorded an acquired finite-lived asset with a fair value of $50 million for the commercial rights reacquired for products approved in the Territories.

Abingworth

In December 2023, we entered into an arrangement with funds managed by Abingworth LLP ("Abingworth") under which we will receive up to $210 million to co-fund our development costs for Trodelvy for non-small cell lung cancer in 2023 through 2026. As there is substantive transfer of risk to the financial partner, the development funding is recognized by us as an obligation to perform contractual services. We received $50 million from Abingworth in 2023 and additional amounts subsequently as incurred. We are recognizing the funding as a reduction of Research and development expenses using an attribution model over the period of the related expenses, with $78 million of such reductions recorded during the year ended December 31, 2024. If successful, upon regulatory approval in the U.S. for the specified indication, Abingworth will be eligible to receive an approval-based fixed milestone payment of up to $84 million and royalties based on the applicable net sales.

LEO Pharma

In January 2025, we entered into a strategic partnership with LEO Pharma A/S ("LEO Pharma") to accelerate the development and commercialization of LEO Pharma's small molecule oral signal transducer and activator of transcription 6 ("STAT6") programs for the potential treatment of patients with inflammatory diseases. Gilead will have global rights to develop, manufacture, and commercialize the small molecule oral STAT6 program. LEO Pharma will have the option to potentially co-commercialize oral programs for dermatology outside the U.S. LEO Pharma will hold exclusive global rights to STAT6 topical formulations in dermatology. Upon closing of the agreement, we made a $250 million upfront payment to LEO Pharma. In addition, LEO Pharma is eligible to receive up to approximately $1.5 billion in additional payments and may also receive tiered royalties on sales of oral STAT6 products.

8.   PROPERTY, PLANT AND EQUIPMENT

The following table summarizes our Property, plant and equipment, net by asset type:

	December 31,	
(in millions)	**2024**	**2023**
Land and land improvements	$ 561	$ 561
Buildings and improvements (including leasehold improvements)	4,539	4,328
Laboratory and manufacturing equipment	1,192	1,147
Office, computer equipment and other	1,090	1,069
Construction in progress	501	661
Subtotal	7,884	7,766
Less: accumulated depreciation	2,470	2,449
Total	$ 5,414	$ 5,317

The following table summarizes our Property, plant and equipment, net by geography:

	December 31,	
(in millions)	**2024**	**2023**
U.S.	$ 4,787	4,691
International[1]	627	626
Total	$ 5,414	$ 5,317

---

[1]   All individual international locations accounted for less than 10% of the total balances.

9. GOODWILL AND INTANGIBLE ASSETS

Goodwill

There were no changes in the carrying value of goodwill for the years ended December 31, 2024 and 2023. In addition, as of December 31, 2024, there were no accumulated goodwill impairment losses.

Intangible Assets

The following table summarizes our Intangible assets, net:

(in millions)	December 31, 2024				December 31, 2023			
	Gross Carrying Amount	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Foreign Currency Translation Adjustment	Net Carrying Amount
Finite-lived assets:								
Intangible asset – sofosbuvir	$ 10,720	$ (7,749)	$ —	$ 2,971	$ 10,720	$ (7,050)	$ —	$ 3,670
Intangible asset – axicabtagene ciloleucel	7,110	(2,721)	—	4,389	7,110	(2,314)	—	4,796
Intangible asset – Trodelvy	11,730	(3,083)	—	8,647	11,730	(2,002)	—	9,728
Intangible asset – Hepcludex	845	(329)	—	516	845	(243)	—	602
Other	1,474	(940)	1	535	1,414	(827)	1	588
Total finite-lived assets	31,879	(14,822)	1	17,058	31,819	(12,436)	1	19,384
Indefinite-lived assets – IPR&D[1]	2,890	—	—	2,890	7,070	—	—	7,070
Total intangible assets	$ 34,769	$ (14,822)	$ 1	$ 19,948	$ 38,889	$ (12,436)	$ 1	$ 26,454

_____

[1] The Indefinite-lived assets – IPR&D balance as of December 31, 2023 was comprised of $5.9 billion related to sacituzumab govitecan-hziy ("SG") for non-small cell lung cancer ("NSCLC") and $1.1 billion related to bulevirtide. See "2024 IPR&D Impairments" below for 2024 activity. The Indefinite-lived assets – IPR&D balance as of December 31, 2024 was comprised of $1.8 billion related to SG for NSCLC and $1.1 billion related to bulevirtide.

Amortization Expense

Aggregate amortization expense related to finite-lived intangible assets was $2.4 billion, $2.3 billion and $1.8 billion for the years ended December 31, 2024, 2023 and 2022, respectively, primarily included in Cost of goods sold on our Consolidated Statements of Operations.

The following table summarizes the estimated future amortization expense associated with our finite-lived intangible assets as of December 31, 2024:

(in millions)	Amount
2025	$ 2,388
2026	2,379
2027	2,379
2028	2,318
2029	1,790
Thereafter	5,805
Total	$ 17,058

Impairment Assessments

No indicators of impairment were noted for the years ended December 31, 2024, 2023 and 2022, except as described in "2024 Impairments", "2023 Impairments" and "2022 Impairment" below.

In October 2024, we announced plans to voluntarily withdraw the U.S. accelerated approval for Trodelvy for treatment of adult patients with locally advanced or metastatic urothelial cancer who have previously received a platinum-containing chemotherapy and either programmed death receptor-1 (PD-1) or programmed death-ligand 1 (PD-L1) inhibitor. We analyzed the implications of this and determined that it did not have an impact on the carrying amount of our finite-lived intangible asset related to Trodelvy.

The weighted-average discount rates used in our quantitative assessments for IPR&D intangible assets during the years ended December 31, 2024, 2023 and 2022, other than for the assessments described below, were 7.25%, 7.5% and 7.5%, respectively.

<u>2024 Impairments</u>

In January 2024, we received data from our Phase 3 EVOKE-01 study of Trodelvy evaluating SG indicating that the study did not meet its primary endpoint of overall survival in previously treated metastatic NSCLC, thus triggering a review for potential impairment of the NSCLC IPR&D intangible asset. Based on our evaluation of the study results and all other data currently available, and in connection with the preparation of the financial statements for the first quarter, we performed an interim impairment test and determined that the revised estimated fair value of the NSCLC IPR&D intangible asset was below its carrying value. As a result, we recognized a partial impairment charge of $2.4 billion in In-process research and development impairments on our Consolidated Statements of Operations during the first quarter of 2024.

In September 2024, based on discussions with regulators and external opinion leaders and the completed evaluation of the Phase 3 EVOKE-01 study data, we made a strategic decision to discontinue our clinical development program in metastatic NSCLC for Trodelvy in the second-line indication. This decision triggered a review for potential impairment of the NSCLC IPR&D intangible asset. Based on our evaluation, and in connection with the preparation of the financial statements for the third quarter, we performed an interim impairment test and determined that the revised estimated fair value of the NSCLC IPR&D intangible asset was below its carrying value. As a result, we recognized a partial impairment charge of $1.8 billion in In-process research and development impairments on our Consolidated Statements of Operations during the third quarter of 2024.

To arrive at the revised estimated fair values as of March 31, 2024 and September 30, 2024, we used a probability-weighted income approach that discounts expected future cash flows to present value, which requires the use of Level 3 fair value measurements and inputs, including critical estimated inputs, such as: revenues and operating profits related to the planned utilization of SG in NSCLC, which includes inputs such as addressable patient population, projected market share, treatment duration, and the life of the potential commercialized product; the probability of technical and regulatory success; the time and resources needed to complete the development and approval of SG in NSCLC; an appropriate discount rate based on the estimated weighted-average cost of capital for companies with profiles similar to our profile; and risks related to the viability of and potential alternative treatments in any future target markets. We used a discount rate of 7.00% which is based on the estimated weighted-average cost of capital for companies with profiles similar to ours.

<u>2023 Impairments</u>

In 2023, we wrote off the remaining $51 million balance of a finite-lived intangible asset, charged to Cost of goods sold on our Consolidated Statements of Operations, due to the termination of a global development cost-sharing arrangement with Galapagos related to filgotinib and their obligation to pay tiered royalties to us on net sales in Europe.

Due to a change in anticipated timing of FDA approval, we also recognized a $50 million partial impairment of our bulevirtide IPR&D intangible asset in In-process research and development impairments on our Consolidated Statements of Operations in 2023.

<u>2022 Impairment</u>

In connection with our acquisition of Immunomedics in 2020, we allocated a portion of the purchase price to acquired IPR&D intangible assets. Approximately $8.8 billion was assigned to IPR&D intangible assets related to Trodelvy for treatment of patients with hormone receptor-positive, human epidermal growth factor receptor 2-negative ("HR+/HER2-") breast cancer. In March 2022, we received data from the Phase 3 TROPiCS-02 study evaluating Trodelvy in patients with HR+/HER2- metastatic breast cancer who have received prior endocrine therapy, cyclin-dependent kinase 4/6 inhibitors and two to four lines of chemotherapy ("third-line plus patients"). Based on our evaluation of the study results, and in connection with the preparation of the financial statements for the first quarter, we updated our estimate of the fair value of our HR+/HER2- IPR&D intangible asset to $6.1 billion as of March 31, 2022. Our estimate of fair value used a probability-weighted income approach that discounts expected future cash flows to the present value, which requires the use of Level 3 fair value measurements and inputs, including estimated revenues, costs, and probability of technical and regulatory success. The expected cash flows included cash flows from HR+/HER2- metastatic breast cancer for third-line plus patients and patients in earlier lines of therapy which are the subject of separate clinical studies. Our revised discounted cash flows were lower primarily due to a delay in launch timing for third-line plus patients which caused a decrease in our market share assumptions based on the expected competitive environment. As of March 2022, there were no changes in our plans or assumptions related to our estimated cash flows for patients in the earlier lines of therapy. We used a discount rate of 6.75% which is based on the estimated weighted-average cost of capital for companies with profiles similar to ours and represents the rate that market participants would use to value the intangible assets. We determined the revised estimated fair value was below the carrying value of the asset and, as a result, we recognized a partial impairment charge of $2.7 billion in In-process research and development impairments on our Consolidated Statements of Operations during the first quarter of 2022.

10. OTHER FINANCIAL INFORMATION

Accounts Receivable, Net

The following table summarizes our Accounts receivable, net:

	December 31,	
(in millions)	**2024**	**2023**
Accounts receivable	$ 5,319	$ 5,495
Less: allowances for chargebacks	759	679
Less: allowances for cash discounts and other	89	101
Less: allowances for credit losses	52	56
Accounts receivable, net	$ 4,420	$ 4,660

The majority of our trade accounts receivable arises from product sales in the U.S. and Europe.

Inventories

The following table summarizes our Inventories:

	December 31,	
(in millions)	**2024**	**2023**
Raw materials	$ 1,295	$ 1,246
Work in process	847	847
Finished goods	1,447	1,272
Total	$ 3,589	$ 3,366
Reported as:		
Inventories	$ 1,710	$ 1,787
Other long-term assets[1]	1,879	1,578
Total	$ 3,589	$ 3,366

_____

[1] Amounts primarily consist of raw materials.

Prepaid and Other Current Assets

The following table summarizes the components of Prepaid and other current assets:

	December 31,	
(in millions)	**2024**	**2023**
Prepaid taxes	$ 480	$ 559
Equity securities	1,577	1,086
Other	995	728
Prepaid and other current assets	$ 3,052	$ 2,374

Other Current Liabilities

The following table summarizes the components of Other current liabilities:

	December 31,	
(in millions)	**2024**	**2023**
Compensation and employee benefits	$ 1,228	$ 1,201
Income taxes payable	1,646	1,208
Allowance for sales returns	321	387
Other	2,269	2,334
Other current liabilities	$ 5,464	$ 5,130

Accumulated Other Comprehensive Income

The following table summarizes the changes in Accumulated other comprehensive income by component, net of tax:

(in millions)	Foreign Currency Translation	Available-for-Sale Debt Securities[1]	Cash Flow Hedges[2]	Total
Balance as of December 31, 2021	$ 13	$ (4)	$ 74	$ 83
Net unrealized (loss) gain, net of tax impact of $0, $0, and $20, respectively	$ (11)	$ (30)	$ 130	$ 88
Reclassifications to net income, net of tax impact of $0, $0, and $25, respectively[3]	—	1	(171)	(170)
Other comprehensive loss, net	(11)	(29)	(41)	(81)
Balance as of December 31, 2022	$ 2	$ (33)	$ 33	$ 2
Net unrealized gain (loss), net of tax impact of $0, $0, and $(2), respectively	$ 60	$ 26	$ (12)	$ 75
Reclassifications to net income, net of tax impact of $0, $0, and $7, respectively[3]	—	2	(51)	(49)
Other comprehensive income (loss), net	60	28	(62)	26
Balance as of December 31, 2023	$ 62	$ (5)	$ (29)	$ 28
Net unrealized (loss) gain, net of tax impact of $0, $0, and $21, respectively	$ (26)	$ —	$ 149	$ 124
Reclassifications to net income, net of tax impact of $0, $0, and $3, respectively[3]	—	5	(24)	(19)
Other comprehensive (loss) income, net	(26)	5	125	104
Balance as of December 31, 2024	$ 36	$ —	$ 96	$ 132

[1] Reclassifications before tax were $5 million, $2 million and $1 million and are included in Other (income) expense, net on our Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022, respectively.

[2] Reclassifications before tax were $27 million, $58 million and $196 million and are included in Product sales on our Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022, respectively. See Note 5. Derivative Financial Instruments.

[3] Tax impacts of reclassifications are included in Income tax expense on our Consolidated Statements of Operations.

Restructuring

During 2024, we incurred restructuring charges of $188 million, primarily related to the initiation of reductions in our commercial and R&D workforce. We recorded $98 million of these charges in Research and development expenses and $91 million of these charges in Selling, general and administrative expenses on our Consolidated Statements of Operations. As of December 31, 2024, we have recorded a liability of $93 million on our Consolidated Balance Sheets associated with these restructuring charges, a majority of which we anticipate will be paid in the next 12 months.

During 2023, we incurred restructuring charges of $527 million primarily related to changes in our manufacturing strategy which included a decision to no longer utilize certain facilities. As a result of this decision, we determined that the related assets were fully impaired based on the difference between fair value and the carrying amount. The total charges consisted of write-offs of manufacturing assets of $381 million, write-offs of inventory of $89 million and other costs of $57 million. We recorded $479 million of these charges in Cost of goods sold, $20 million of these charges in Research and development expenses and $28 million of these charges in Selling, general and administrative expenses on our Consolidated Statements of Operations.

Other (Income) Expense, Net

The following table summarizes the components of Other (income) expense, net:

(in millions)	Year Ended December 31,		
	2024	2023	2022
Loss from equity securities, net	$ 274	$ 167	$ 657
Interest income	(281)	(376)	(106)
Other, net	2	11	29
Other (income) expense, net	$ (6)	$ (198)	$ 581

11. DEBT AND CREDIT FACILITIES

The following table summarizes the carrying amount of our borrowings under various financing arrangements:

(in millions)				Carrying Amount	
Type of Borrowing	Issue Date	Maturity Date	Interest Rate	December 31, 2024	December 31, 2023
Senior Unsecured	March 2014	April 2024	3.70%	—	1,750
Senior Unsecured	November 2014	February 2025	3.50%	1,750	1,749
Senior Unsecured	September 2015	March 2026	3.65%	2,747	2,744
Senior Unsecured	September 2016	March 2027	2.95%	1,249	1,248
Senior Unsecured	September 2020	October 2027	1.20%	748	747
Senior Unsecured	November 2024	November 2029	4.80%	746	—
Senior Unsecured	September 2020	October 2030	1.65%	995	994
Senior Unsecured	September 2023	October 2033	5.25%	993	992
Senior Unsecured	November 2024	June 2035	5.10%	991	—
Senior Unsecured	September 2015	September 2035	4.60%	994	993
Senior Unsecured	September 2016	September 2036	4.00%	744	743
Senior Unsecured	September 2020	October 2040	2.60%	989	988
Senior Unsecured	December 2011	December 2041	5.65%	997	996
Senior Unsecured	March 2014	April 2044	4.80%	1,738	1,737
Senior Unsecured	November 2014	February 2045	4.50%	1,735	1,734
Senior Unsecured	September 2015	March 2046	4.75%	2,224	2,222
Senior Unsecured	September 2016	March 2047	4.15%	1,730	1,729
Senior Unsecured	September 2020	October 2050	2.80%	1,479	1,478
Senior Unsecured	September 2023	October 2053	5.55%	988	988
Senior Unsecured	November 2024	November 2054	5.50%	989	—
Senior Unsecured	November 2024	November 2064	5.60%	738	—
Total senior unsecured notes				25,562	23,834
Liability related to future royalties				1,148	1,153
Total debt, net				26,710	24,987
Less: Current portion of long-term debt, net				1,815	1,798
Total Long-term debt, net				$ 24,896	$ 23,189

Senior Unsecured Notes

In November 2024, we issued $3.5 billion aggregate principal amount of senior unsecured notes in a registered offering consisting of $750 million principal amount of 4.80% senior unsecured notes due November 2029, $1.0 billion principal amount of 5.10% senior unsecured notes due June 2035, $1.0 billion principal amount of 5.50% senior unsecured notes due November 2054 and $750 million principal amount of 5.60% senior unsecured notes due November 2064. Additionally, in April 2024, we repaid at maturity $1.75 billion of principal balance related to our senior unsecured notes due April 2024, and in February 2025, we repaid $1.75 billion of principal balance related to our senior unsecured notes due February 2025.

Our senior unsecured notes may be redeemed at our option at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum, as determined by an independent investment banker, of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate, plus a make-whole premium, which are defined in the terms of the notes. The senior unsecured notes also have a par call feature, exercisable at our option, to redeem the notes at par in whole, or in part, on dates ranging from one to six months prior to maturity. In each case, accrued and unpaid interest is also required to be redeemed to the date of redemption.

In the event of a change in control and a downgrade in the rating of our senior unsecured notes below investment grade by Moody's Investors Service, Inc. and S&P Global Ratings, the holders may require us to purchase all or a portion of their notes at a price equal to 101% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest to the date of repurchase. We are required to comply with certain covenants under our note indentures governing our senior unsecured notes. As of December 31, 2024 and 2023, we were not in violation of any covenants.

Liability Related to Future Royalties

In connection with our acquisition of Immunomedics, we assumed a liability related to a funding arrangement, which was originally entered into by Immunomedics and RPI Finance Trust ("RPI"), prior to our acquisition of Immunomedics. Under the funding agreement, RPI has the right to receive certain royalty amounts, subject to certain reductions, based on the net sales of Trodelvy for each calendar quarter during the term of the agreement through approximately 2036. The liability is amortized using the effective interest rate method, resulting in recognition of interest expense over 16 years. The estimated timing and amount of future expected royalty payments over the estimated term will be re-assessed each reporting period. The impact from changes in estimates will be recognized in the liability and the related interest expense prospectively.

Revolving Credit Facilities

In June 2024, we terminated our $2.5 billion revolving credit facility maturing in June 2025 (the "2020 Revolving Credit Facility") and entered into a new $2.5 billion revolving credit facility maturing in June 2029 (the "2024 Revolving Credit Facility"), which has terms substantially similar to the 2020 Revolving Credit Facility. The 2024 Revolving Credit Facility can be used for working capital requirements and for general corporate purposes, including, without limitation, acquisitions. As of December 31, 2024 and 2023, there were no amounts outstanding under these revolving credit facilities.

The 2024 Revolving Credit Facility contains customary representations, warranties, affirmative and negative covenants and events of default. As of December 31, 2024, we were in compliance with all covenants. Loans under the 2024 Revolving Credit Facility bear interest at either (i) Term SOFR plus the Applicable Percentage, (ii) the Alternative Currency Term Rate plus the Applicable Percentage, or (iii) the Base Rate plus the Applicable Percentage, each as defined in the 2024 Revolving Credit Facility agreement. We may terminate or reduce the commitments and may prepay any loans under the 2024 Revolving Credit Facility in whole or in part at any time without premium or penalty.

Contractual Maturities of Financing Obligations

The following table summarizes the aggregate future principal maturities of our senior unsecured notes as of December 31, 2024:

(in millions)	Amount
2025	$ 1,750
2026	2,750
2027	2,000
2028	—
2029	750
Thereafter	18,500
Total	$ 25,750

12. LEASES

Our operating leases consist primarily of properties and equipment for our administrative, manufacturing and R&D activities. Some of our leases include options to extend the terms for up to 15 years and some include options to terminate the lease within one year after the lease commencement date. As of December 31, 2024 and 2023, we did not have material finance leases. Operating lease expense, including variable costs and short-term leases, was $163 million, $165 million and $162 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table summarizes balance sheet and other information related to our operating leases:

		December 31,			
(in millions, except weighted average amounts)	Classification	2024		2023	
Right-of-use assets, net	Other long-term assets	$	515	$	581
Lease liabilities – current	Other current liabilities	$	113	$	125
Lease liabilities – noncurrent	Other long-term obligations	$	498	$	546
Weighted average remaining lease term			8.0 years		7.5 years
Weighted average discount rate			3.37 %		3.22 %

The following table summarizes other supplemental information related to our operating leases:

(in millions)	Year Ended December 31,					
	2024		2023		2022	
Cash paid for amounts included in the measurement of lease liabilities	$	141	$	88	$	98
Right-of-use assets obtained in exchange for lease liabilities[1]	$	86	$	214	$	97

_____

[1] These represent noncash activities and were therefore not included on our Consolidated Statements of Cash Flows.

The following table summarizes a maturity analysis of our operating lease liabilities showing the aggregate lease payments as of December 31, 2024:

(in millions)	Amount	
2025	$	132
2026		109
2027		88
2028		77
2029		64
Thereafter		228
Total undiscounted lease payments		698
Less: imputed interest		87
Total discounted lease payments	$	611

13.   COMMITMENTS AND CONTINGENCIES

Legal Proceedings

We are a party to various legal actions. Certain significant matters are described below. We recognize accruals for such actions to the extent that we conclude that a loss is both probable and reasonably estimable. We accrue for the best estimate of a loss within a range; however, if no estimate in the range is better than any other, then we accrue the minimum amount in the range. If we determine that a material loss is reasonably possible and the loss or range of loss can be estimated, we disclose the possible loss. Unless otherwise noted, the outcome of these matters either is not expected to be material or is not possible to determine such that we cannot reasonably estimate the maximum potential exposure or the range of possible loss. We have recorded approximately $242 million of accruals for the matters described herein, with approximately $200 million accrued for a potential settlement with the U.S. Attorney's Office for the Southern District of New York, on our Consolidated Balance Sheets as of December 31, 2024. We did not have any material accruals for the matters described below as of December 31, 2023.

Litigation Relating to Pre-Exposure Prophylaxis

In August 2019, we filed petitions requesting inter partes review of U.S. Patent Nos. 9,044,509, 9,579,333, 9,937,191 and 10,335,423 (collectively, "HHS Patents") by the Patent Trial and Appeal Board ("PTAB"). The HHS Patents are assigned to the U.S. Department of Health and Human Services ("HHS") and purport to claim a process of protecting a primate host from infection by an immunodeficiency retrovirus by administering a combination of FTC and tenofovir disoproxil fumarate ("TDF") or tenofovir alafenamide ("TAF") prior to exposure of the host to the immunodeficiency retrovirus, a process commonly known as pre-exposure prophylaxis ("PrEP"). In November 2019, the U.S. Department of Justice filed a lawsuit against us in the U.S. District Court of Delaware, alleging that the use of Truvada and Descovy for PrEP infringes the HHS Patents. In February 2020, PTAB declined to institute our petitions for inter partes review of the HHS Patents. In April 2020, we filed a lawsuit against the U.S. federal government in the U.S. Court of Federal Claims ("CFC"), alleging breach of three material transfer agreements ("MTAs") related to the research underlying the HHS Patents and two clinical trial agreements ("CTAs") by the U.S. Centers for Disease Control and Prevention related to PrEP research. A trial for the bifurcated portion of the lawsuit in the CFC was held in June 2022, and in November 2022, the CFC determined that the government breached the MTAs. In January 2024, the CFC found the government liable for breach of both CTAs. In May 2023, the District Court held a trial regarding the government's patent infringement claims, and the jury rendered a full defense verdict in favor of Gilead, finding that the asserted claims of the HHS Patents are invalid and the HHS patents are not infringed. In March 2024, the District Court upheld the jury's verdict that the government's patents are invalid, denied the government's request for a new trial and then entered final judgment. In July 2024, the government filed a notice of appeal. In January 2025, we entered into a settlement agreement with the government to resolve these litigation matters relating to PrEP. The settlement includes the dismissal of both lawsuits, including the government's appeal of the jury verdict that its patents are invalid, as well as a license to the government's existing PrEP patents.

Litigation with Generic Manufacturers

As part of the approval process for some of our products, FDA granted us a New Chemical Entity ("NCE") exclusivity period during which other manufacturers' applications for approval of generic versions of our products will not be approved. Generic manufacturers may challenge the patents protecting products that have been granted NCE exclusivity one year prior to the end of the NCE exclusivity period. Generic manufacturers have sought and may continue to seek FDA approval for a similar or identical drug through an abbreviated new drug application ("ANDA"), the application form typically used by manufacturers seeking approval of a generic drug. The sale of generic versions of our products prior to their patent expiration would have a significant negative effect on our revenues and results of operations. To seek approval for a generic version of a product having NCE status, a generic company may submit its ANDA to FDA four years after the branded product's approval.

In October 2021, we received a letter from Lupin Ltd. ("Lupin") indicating that it has submitted an ANDA to FDA requesting permission to market and manufacture a generic version of Symtuza, a product commercialized by Janssen Products L.P. and for which Gilead shares in revenues. In November 2021, we, along with Janssen Products, L.P. and Janssen Sciences Ireland Unlimited Company (together, "Janssen"), filed a patent infringement lawsuit against Lupin as co-plaintiffs in the U.S. District Court of Delaware. In September 2022, we received a letter from Apotex Inc. and Apotex Corp. (together, "Apotex") stating that they have submitted an ANDA for a generic version of Symtuza. In October 2022, we, along with Janssen, filed a patent infringement lawsuit against Apotex as co-plaintiffs in the U.S. District Court of Delaware. The cases against Lupin and Apotex were consolidated into a single trial scheduled for February 2025. In February 2025, we, along with Janssen, entered into a settlement agreement with Lupin and its manufacturer of cobicistat on silicon dioxide, MSN Laboratories Private Limited, MSN Life Sciences Private Ltd., and MSN Pharmaceuticals Inc. (collectively, "MSN"), to resolve the litigation and patent challenges associated with Symtuza in the U.S. District Court for the District of Delaware. Pursuant to the settlement agreement, Lupin and MSN were granted a non-exclusive license for Lupin's ANDA product in the U.S. to our patent, jointly owned with Janssen, relating to a use of Symtuza, beginning on an agreed-upon date in the future, or earlier in certain circumstances. The terms of the settlement agreement are confidential. In February 2025, we, along with Janssen, entered into a settlement agreement with Apotex to resolve the litigation and patent challenges associated with Symtuza in the U.S. District Court for the District of Delaware. Pursuant to the settlement agreement, Apotex was granted a non-exclusive license for Apotex's ANDA product in the U.S. to our patent, jointly owned with Janssen, relating to a use of Symtuza, beginning on an agreed-upon date in the future, or earlier in certain circumstances. The terms of the settlement agreement are confidential. Both settlement agreements with Lupin and Apotex have been filed with the U.S. Federal Trade Commission and the U.S. Department of Justice as required by law.

Starting in March 2022, we received letters from Lupin, Laurus Labs ("Laurus") and Cipla Ltd. ("Cipla"), indicating that they have submitted ANDAs to FDA requesting permission to market and manufacture generic versions of the adult dosage strength of Biktarvy. Lupin, Laurus, and Cipla have challenged the validity of four of the six patents listed in the Orange Book as associated with Biktarvy. We filed a lawsuit against Lupin, Laurus and Cipla in May 2022 in the U.S. District Court of Delaware and intend to enforce and defend our intellectual property. Additionally, in November 2023, we received a letter from Cipla indicating that it has submitted an ANDA to FDA requesting permission to market and manufacture a generic version of the pediatric dosage strength of Biktarvy. Cipla challenged the validity of two of the patents listed in the Orange Book as associated with Biktarvy. We filed a separate lawsuit against Cipla in December 2023 in the U.S. District Court of Delaware. This lawsuit has been consolidated with the first lawsuit, with a single trial scheduled for October 2025. In October 2024, Cipla separately filed a petition at the U.S. Patent & Trademark Office ("USPTO") for Inter Partes Review (IPR) of one of the patents at issue in District Court litigation. We intend to defend this patent at the USPTO.

In June 2023, we received a letter from Apotex indicating that it has submitted an ANDA to FDA requesting permission to market and manufacture a generic version of Genvoya. In July 2023, we filed a patent infringement lawsuit against Apotex in the U.S. District Court of Delaware and to enforce and defend our intellectual property. This case was consolidated with the Symtuza matters discussed above, and a trial was scheduled for February 2025. In February 2025, we entered into a settlement agreement with Apotex and its manufacturer of cobicistat on silicon dioxide, MSN, to resolve the litigation and patent challenges associated with Genvoya in the U.S. District Court for the District of Delaware. Pursuant to the settlement agreement, Apotex and MSN were granted a non-exclusive license for Apotex's ANDA product in the U.S. to certain of our patents on cobicistat on silicon dioxide and TAF relating to Genvoya beginning on August 6, 2032, or earlier in certain circumstances. The settlement agreement has been filed with the U.S. Federal Trade Commission and the U.S. Department of Justice as required by law.

Antitrust and Consumer Protection

We, along with Bristol-Myers Squibb Company ("BMS"), Johnson & Johnson, Inc. ("Johnson & Johnson"), and Teva Pharmaceutical Industries Ltd. ("Teva") have been named as defendants in class action lawsuits filed in 2019 and 2020 related to various drugs used to treat HIV, including drugs used in combination antiretroviral therapy. Plaintiffs allege that we (and the other defendants) engaged in various conduct to restrain competition in violation of federal and state antitrust laws and state consumer protection laws. The lawsuits, which have been consolidated, are pending in the U.S. District Court for the Northern District of California. The lawsuits seek to bring claims on behalf of direct purchasers consisting largely of wholesalers and indirect or end-payor purchasers, including health insurers and individual patients. Plaintiffs seek damages, permanent injunctive relief and other relief. In the second half of 2021 and first half of 2022, several plaintiffs consisting of retail pharmacies, individual health plans and United Healthcare, filed separate lawsuits effectively opting out of the class action cases, asserting claims that are substantively the same as the classes. These cases have been coordinated with the class actions. In March 2023, the District Court granted our motion to hold separate trials as to (i) the allegations against us and Teva seeking monetary damages relating to Truvada and Atripla ("Phase I") and (ii) the allegations against us and, in part, Johnson & Johnson, seeking monetary damages and injunctive relief relating to Complera ("Phase II"). In May 2023, we settled claims with the direct purchaser class and the retailer opt-out plaintiffs for $525 million, which we paid in the second half of 2023. The settlement agreements are not an admission of liability or fault by us. In June 2023, the jury returned a complete verdict in Gilead's favor on the remaining plaintiffs' Phase I allegations. In November 2023, the court denied plaintiffs' motion to set aside the verdict, and in February 2024, the court entered final judgment on the Phase I verdict and certain summary judgment rulings. In September 2024, plaintiffs filed their opening appellate briefs challenging the Phase I verdict and those summary judgment rulings. We filed our responsive briefs in January 2025. The court has stayed Phase II pending the appeal of Phase I. While we intend to vigorously oppose the appeal and defend against the Phase II claims, we cannot predict the ultimate outcome. If plaintiffs are successful in their appeal or Phase II claims, we could be required to pay monetary damages or could be subject to permanent injunctive relief in favor of plaintiffs.

In January 2022, we, along with BMS and Janssen Products, L.P., were named as defendants in a lawsuit filed in the Superior Court of the State of California, County of San Mateo, by Aetna, Inc. on behalf of itself and its affiliates and subsidiaries that effectively opts the Aetna plaintiffs out of the above class actions. The allegations are substantively the same as those in the class actions. The Aetna plaintiffs seek damages, permanent injunctive relief and other relief. In March 2024, the court denied our motion for judgment on the pleadings to preclude Aetna from re-litigating claims that were dismissed at summary judgment in the above class action cases. We filed a writ petition appealing the denial of our motion for judgment on the pleadings, which the appellate court denied in May 2024. In April 2024, the court granted our motion to bifurcate the case to adjudicate the issue of preclusion before litigating the merits of the case. In July 2024, Aetna filed a request to voluntarily dismiss two of its claims with prejudice, which the court subsequently granted, leaving only the claims related to Truvada and Atripla. In September 2024, Aetna filed an amended complaint with respect to these claims. In October 2024, we filed a demurrer and motion to strike plaintiff's claims.

In February 2021, we, along with BMS and Teva, were named as defendants in a lawsuit filed in the First Judicial District Court for the State of New Mexico, County of Santa Fe by the New Mexico Attorney General. The New Mexico Attorney General alleges that we (and the other defendants) restrained competition in violation of New Mexico antitrust and consumer protection laws. The New Mexico Attorney General seeks damages, permanent injunctive relief and other relief. We moved to dismiss the case based on lack of personal jurisdiction and, in July 2023, the New Mexico Supreme Court remanded the case back to the trial court for limited jurisdictional discovery.

We intend to vigorously defend ourselves in these actions, however, we cannot predict the ultimate outcome. If plaintiffs are successful in their claims, we could be required to pay significant monetary damages or could be subject to permanent injunctive relief awarded in favor of plaintiffs, which may result in a material, adverse effect on our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable.

Product Liability

We have been named as a defendant in one putative class action lawsuit and various product liability lawsuits related to Viread, Truvada, Atripla, Complera and Stribild. Plaintiffs allege that Viread, Truvada, Atripla, Complera and/or Stribild caused them to experience kidney, bone and/or tooth injuries. The lawsuits, which are pending in state or federal court in California and Missouri, involve approximately 22,000 active plaintiffs. Plaintiffs in these cases seek damages and other relief on various grounds for alleged personal injury and economic loss. The first bellwether trial in California state court was scheduled to begin in October 2022 but is currently stayed pending the conclusion of appellate proceedings in the California Supreme Court. In the California federal case, Gilead agreed to make a one-time payment of approximately $39 million to a group of plaintiffs (approximately 2,470 plaintiffs). The federal court set a trial date of March 2027 for the first bellweather trial of the remaining cases. Briefing is ongoing in the putative class action in Missouri regarding whether the court should certify the proposed class. We intend to vigorously defend ourselves in these actions, however, we cannot predict the ultimate outcome. If plaintiffs are successful in their claims, we could be required to pay significant monetary damages, which may result in a material, adverse effect on our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable.

Government Investigation

In 2017, we received a subpoena from the U.S. Attorney's Office for the Southern District of New York requesting documents related to our promotional speaker programs for HIV. We have recorded an accrual of approximately $200 million for a potential settlement of this matter.

Qui Tam Litigation

A former sales employee filed a qui tam lawsuit against Gilead in March 2017 in U.S. District Court for the Eastern District of Pennsylvania. Following the government's decision not to intervene in the suit, the case was unsealed in December 2020. The lawsuit alleges that certain of Gilead's HCV sales and marketing activities and donations to an independent charitable foundation violated the federal False Claims Act and various state false claims acts. The lawsuit seeks all available relief under these statutes.

Health Choice Advocates, LLC ("Health Choice") filed a qui tam lawsuit against Gilead in May 2020 in Texas state court. The lawsuit alleged that Gilead violated the Texas Medicare Fraud Prevention Act ("TMFPA") through our clinical educator programs for Sovaldi and Harvoni and our HCV and HIV patient support programs. The lawsuit sought all available relief under the TMFPA. Health Choice voluntarily dismissed the case without prejudice in August 2023, and commenced a new action in October 2023, asserting largely identical allegations and claims. In the newly filed action, the Texas Attorney General has intervened as a plaintiff.

We intend to vigorously defend ourselves in these actions, however, we cannot predict the ultimate outcomes. If any of these plaintiffs are successful in their claims, we could be required to pay significant monetary damages, which may result in a material, adverse effect on our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable.

Other Matters

We are a party to various legal actions that arose in the ordinary course of our business. We do not believe that it is probable or reasonably possible that these other legal actions will have a material adverse impact on our consolidated financial position, results of operations or cash flows.

14. EMPLOYEE BENEFITS

Stock-Based Compensation

Equity Incentive Plans and ESPP Summary

In May 2004, our stockholders approved and we adopted the Gilead Sciences, Inc. 2004 Equity Incentive Plan (as amended, the "2004 Plan"). As part of the Forty Seven, Inc. acquisition in 2020, we assumed the Forty Seven, Inc. 2018 Equity Incentive Plan, which we subsequently amended and restated as the Gilead Sciences, Inc. 2018 Equity Incentive Plan (as amended and restated, the "2018 Plan"). As part of the Immunomedics acquisition in 2020, we assumed the Immunomedics Amended and Restated 2014 Long-Term Incentive Plan, which we subsequently merged into the 2004 Plan.

In May 2022, our stockholders approved and we adopted the Gilead Sciences, Inc. 2022 Equity Incentive Plan (the "2022 Plan"). The 2022 Plan authorized the issuance of a total of 132 million shares of common stock. No awards may be granted under the 2004 Plan or the 2018 Plan since the approval of the 2022 Plan.

These are broad-based incentive plans that provide for the grant of equity-based awards, including RSUs, PSUs, stock options and other restricted stock and performance awards, to employees, directors and consultants. As of December 31, 2024, a total of 70 million shares remain available for future grant under the 2022 Plan. Also, under our ESPP, a total of 104 million shares of common stock have been authorized for issuance, and there were 24 million shares available for issuance as of December 31, 2024.

Stock-Based Compensation Expense

The following tables summarize total stock-based compensation expense included on our Consolidated Statements of Operations, classified by award type and expense type:

(in millions)	Year Ended December 31,		
	2024	2023	2022
RSUs	$ 732	$ 666	$ 557
PSUs	37	32	25
Stock options	30	30	28
ESPP	36	37	26
Acquisition-related expense[1]	133	29	8
Stock-based compensation expense included in total costs and expenses	$ 969	$ 796	$ 645

[1] Accelerated post-acquisition stock-based compensation expenses of $133 million related to the 2024 CymaBay acquisition, $19 million and $10 million related to the 2023 XinThera and Tmunity acquisitions, respectively, and $8 million related to the 2022 MiroBio acquisition.

(in millions)	Year Ended December 31,		
	2024	2023	2022
Cost of goods sold	$ 61	$ 57	$ 46
Research and development expenses	458	377	285
Selling, general and administrative expenses	450	361	313
Stock-based compensation expense included in total costs and expenses	969	796	645
Income tax effect	(192)	(165)	(91)
Stock-based compensation expense, net of tax	$ 777	$ 630	$ 553

RSUs

We grant time-based RSUs to certain employees as part of our annual employee equity compensation review program as well as to new hire employees and to non-employee members of our Board. RSUs are share-based awards that entitle the holder to receive freely tradable shares of our common stock upon vesting. RSUs generally vest over three or four years from the date of grant. RSUs have dividend equivalent rights entitling holders to dividend equivalents to be paid upon vesting for each share of the underlying unit.

The following tables summarize our RSU activity:

(in millions, except per share amounts)	RSUs	
	Shares	Weighted-Average Grant Date Fair Value Per Share
Outstanding as of December 31, 2023	22.7	$ 71.24
Granted	12.4	$ 74.82
Vested	(11.0)	$ 70.49
Forfeited	(2.2)	$ 72.52
Outstanding as of December 31, 2024	21.8	$ 73.52

(in millions, except per share amounts)	Year Ended December 31,		
	2024	2023	2022
Weighted-average grant date fair value of RSUs granted	$ 74.82	$ 79.66	$ 60.36
Total fair value of RSUs vested	$ 847	$ 849	$ 554

As of December 31, 2024, there was $1.1 billion of unrecognized compensation cost related to unvested RSUs, which is expected to be recognized over a weighted-average period of 2.2 years.

PSUs

We grant PSUs that vest upon the achievement of specified market or performance goals, which could include achieving a total shareholder return compared to a pre-determined peer group or achieving revenue targets. The actual number of common shares ultimately issued is calculated by multiplying the number of PSUs by a payout percentage ranging from 0% to 200%, and these awards generally vest only when a committee (or subcommittee) of our Board has determined that the specified market and performance goals have been achieved. PSUs have dividend equivalent rights entitling holders to dividend equivalents to be paid upon vesting for each share of the underlying unit.

The following tables summarize our PSU activity:

(in millions, except per share amounts)	PSUs	
	Shares	Weighted-Average Grant Date Fair Value Per Share
Outstanding as of December 31, 2023	1.0	$ 67.48
Granted	0.6	$ 72.24
Vested	(0.5)	$ 71.86
Forfeited	—	$ 72.10
Outstanding as of December 31, 2024	1.1	$ 72.24

(in millions, except per share amounts)	Year Ended December 31,		
	2024	2023	2022
Weighted-average grant date fair value of PSUs granted	$ 72.24	$ 81.39	$ 60.04
Total fair value of PSUs vested	$ 43	$ 35	$ 14

As of December 31, 2024, there was $31 million of unrecognized compensation cost related to unvested PSUs, which is expected to be recognized over a weighted-average period of 1.1 years.

Stock Options

Option grants are designated as either non-statutory or incentive stock options. The exercise price of stock options may not be less than the fair market value of our common stock on the grant date and no stock option may have a term in excess of 10 years. Employee stock options generally vest over three or four years. Stock options may be settled in cash or in shares of our common stock, including a net issuance using shares otherwise purchasable under the option to pay the exercise price.

The following tables summarize activity and other information related to our stock options:

	Shares (in millions)	Weighted-Average Exercise Price (in dollars)	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)[1]
Outstanding as of December 31, 2023	14.3	$ 69.38		
Granted	2.5	$ 74.70		
Exercised	(4.1)	$ 69.28		
Forfeited	(0.5)	$ 71.65		
Expired	(0.3)	$ 89.27		
Outstanding as of December 31, 2024	11.8	$ 69.85	6.38	$ 268
Exercisable as of December 31, 2024	7.4	$ 68.72	5.26	$ 178
Expected to vest, net of estimated forfeitures as of December 31, 2024	4.2	$ 71.67	8.26	$ 86

_____

[1] Aggregate intrinsic value represents the value of our closing stock price on the last trading day of the year in excess of the weighted-average exercise price multiplied by the number of options outstanding or exercisable.

	Year Ended December 31,		
(in millions, except per share amounts)	2024	2023	2022
Weighted-average grant date fair value of stock options granted	$ 13.70	$ 16.11	$ 9.08
Total intrinsic value of options exercised	$ 77	$ 25	$ 59

We used the following weighted-average assumptions in the Black-Scholes model to calculate the estimated fair value of the stock option awards:

	Year Ended December 31,		
	2024	2023	2022
Expected volatility	25 %	26 %	27 %
Expected terms in years	5	5	5
Risk-free interest rate	4.1 %	4.1 %	1.9 %
Expected dividend yield	3.9 %	3.5 %	4.3 %

As of December 31, 2024, there was $43 million of unrecognized compensation cost related to stock options, which is expected to be recognized over an estimated weighted-average period of 2.1 years.

ESPP

Under our ESPP, employees can purchase shares of our common stock based on a percentage of their compensation subject to certain limits. The purchase price per share is equal to the lower of 85% of the fair market value of our common stock on the offering date or the purchase date. The ESPP offers a six-month look-back feature. ESPP purchases are settled with common stock from the ESPP's previously authorized and available pool of shares.

The following table summarizes our ESPP activity:

	Year Ended December 31,		
(in millions, except per share amounts)	2024	2023	2022
Shares issued	2	2	2
Amount paid by employees for shares	$ 139	$ 129	$ 103
Weighted-average grant date fair value of ESPP shares granted	$ 15.76	$ 17.31	$ 13.40
Total fair value of ESPP shares vested	$ 27	$ 45	$ 21

We used the following weighted-average assumptions in the Black-Scholes model to calculate the estimated fair value of the ESPP awards:

	Year Ended December 31,		
	2024	2023	2022
Expected volatility	25 %	24 %	23 %
Expected terms in years	0.5	0.5	0.5
Risk-free interest rate	5.2 %	5.1 %	1.8 %
Expected dividend yield	4.3 %	3.7 %	4.5 %

Deferred Compensation

We maintain a retirement saving plan under which eligible U.S. employees may defer compensation for income tax purposes under Section 401(k) of the Internal Revenue Code (the "Gilead Sciences 401k Plan"). In certain foreign subsidiaries, we maintain defined benefit plans as required by local regulatory requirements. Our total matching contribution expense under the Gilead Sciences 401k Plan and other defined benefit plans was $204 million, $208 million and $176 million for the years ended December 31, 2024, 2023 and 2022, respectively.

We maintain a deferred compensation plan under which our directors and key employees may defer compensation. Amounts deferred by participants are deposited into a rabbi trust. The total assets and liabilities associated with the deferred compensation plan were both approximately $343 million and $284 million as of December 31, 2024 and 2023, respectively.

15. EARNINGS PER SHARE

The following table shows the calculation of basic and diluted earnings per share attributable to Gilead:

	Year Ended December 31,					
(in millions, except per share amounts)		2024		2023		2022
Net income attributable to Gilead	$	480	$	5,665	$	4,592
Shares used in basic earnings per share attributable to Gilead calculation		1,247		1,248		1,255
Dilutive effect of stock options and equivalents		8		10		7
Shares used in diluted earnings per share attributable to Gilead calculation		1,255		1,258		1,262
Basic earnings per share attributable to Gilead	$	0.38	$	4.54	$	3.66
Diluted earnings per share attributable to Gilead	$	0.38	$	4.50	$	3.64

Potential shares of common stock excluded from the computation of Diluted earnings per share attributable to Gilead because their effect would have been antidilutive were 5 million, 4 million and 12 million for the years ended December 31, 2024, 2023 and 2022, respectively.

16. INCOME TAXES

Income before income taxes consists of the following:

	Year Ended December 31,					
(in millions)		2024		2023		2022
Domestic	$	(876)	$	5,467	$	4,439
Foreign		1,566		1,392		1,375
Income before income taxes	$	690	$	6,859	$	5,814

Income tax expense consists of the following:

(in millions)		Year Ended December 31,				
		2024		2023		2022
Federal:						
Current	$	1,495	$	1,781	$	2,539
Deferred		(1,562)		(1,126)		(1,502)
		(67)		655		1,037
State:						
Current		39		80		32
Deferred		(386)		170		(154)
		(347)		250		(122)
Foreign:						
Current		519		381		232
Deferred		106		(39)		101
		625		342		333
Income tax expense	$	211	$	1,247	$	1,248

The reconciliation between the federal statutory tax rate applied to Income before income taxes and our effective tax rate is summarized as follows[1]:

	Year Ended December 31,		
	2024	2023	2022
Federal statutory rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefit	(43.6)%	2.3 %	(2.0)%
Foreign earnings at different rates	10.9 %	(0.2)%	(0.6)%
Research and other credits	(31.6)%	(4.3)%	(2.7)%
US tax on foreign earnings	12.1 %	1.0 %	2.7 %
Foreign-derived intangible income deduction	(19.3)%	(2.1)%	(3.8)%
Tax examinations	(33.7)%	(4.7)%	(0.2)%
Acquired IPR&D & related charges	117.3 %	1.3 %	1.4 %
Changes in valuation allowance	15.6 %	0.9 %	1.2 %
Non-taxable unrealized loss on investment	6.8 %	0.2 %	0.7 %
Legal entity restructuring	(52.6)%	— %	— %
Other	27.6 %	2.8 %	3.8 %
Effective tax rate	30.5 %	18.2 %	21.5 %

_____

[1] Recurring items in this rate reconciliation table for 2024 are significantly impacted by the lower Income before income taxes for that year.

Significant components of our deferred tax4 assets and liabilities are as follows:

(in millions)	December 31, 2024	December 31, 2023
Deferred tax assets:		
Net operating loss carryforwards	$ 288	$ 417
Stock-based compensation	84	94
Reserves and accruals not currently deductible	685	644
Excess of tax basis over book basis of intangible assets	910	1,041
Upfront and milestone payments	1,312	1,271
Research and other credit carryforwards	428	283
Equity investments	237	221
Liability related to future royalties	287	296
Capitalized R&D expenditures	2,173	1,623
Capital losses	590	17
Other, net	213	303
Total deferred tax assets before valuation allowance	7,207	6,210
Valuation allowance	(1,217)	(663)
Total deferred tax assets	5,990	5,547
Deferred tax liabilities:		
Property, plant and equipment	(276)	(274)
Excess of book basis over tax basis of intangible assets	(3,836)	(5,481)
Other	(224)	(184)
Total deferred tax liabilities	(4,336)	(5,939)
Net deferred tax assets (liabilities)	$ 1,654	$ (392)

The valuation allowance increased $554 million for the year ended December 31, 2024, primarily due to capital losses, state research credits, and unrealized losses on our equity investments, partially offset by utilization of foreign net operating losses.

The valuation allowance increased $64 million for the year ended December 31, 2023, primarily due to unrealized losses on our equity investments.

As of December 31, 2024, we had U.S. federal net operating loss and tax credit carryforwards of approximately $602 million and $45 million, respectively, which will start to expire in 2025 if not utilized. In addition, we had state net operating loss and tax credit carryforwards of approximately $3.0 billion and $1.1 billion, respectively, which will start to expire in 2025 and 2027, respectively, if not utilized. Utilization of net operating losses and tax credits may be subject to an annual limitation due to ownership change limitations provided in the Internal Revenue Code of 1986, as amended, and similar state provisions. This annual limitation may result in the expiration of the net operating losses and credits before utilization.

We file federal, state and foreign income tax returns in the U.S. and in many foreign jurisdictions. For federal income tax purposes, the statute of limitations is open for 2019 and onwards and 2016 and onwards for California income tax purposes. For certain acquired entities, the statute of limitations is open for all years from inception due to our utilization of their net operating losses and credits carried over from prior years.

Our income tax returns are subject to audit by federal, state and foreign tax authorities. We are currently under examination by the Internal Revenue Service for our 2019 to 2021 tax years. There are differing interpretations of tax laws and regulations, and as a result, significant disputes may arise with these tax authorities involving issues of the timing and amount of deductions and allocations of income among various tax jurisdictions. We periodically evaluate our exposures associated with our tax filing positions.

Of the total unrecognized tax benefits, $1.4 billion and $929 million as of December 31, 2024 and 2023, respectively, if recognized, would reduce our effective tax rate in the period of recognition. Interest and penalties related to unrecognized tax benefits included income tax benefits of $46 million, $35 million and $3 million on our Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022, respectively. Accrued interest and penalties related to unrecognized tax benefits were $133 million and $180 million as of December 31, 2024 and 2023, respectively. As of December 31, 2024, we do not believe that it is reasonably possible that our unrecognized tax benefits will significantly change in the next 12 months.

The following is a rollforward of our total gross unrecognized tax benefits:

(in millions)	Year Ended December 31,					
	2024		2023		2022	
Beginning balance	$	1,962	$	1,959	$	1,713
Tax positions related to current year:						
Additions		743		265		129
Reductions		—		—		—
Tax positions related to prior years:						
Additions		190		109		225
Reductions		(298)		(315)		(31)
Settlements		(270)		(42)		(10)
Lapse of statute of limitations		(2)		(13)		(68)
Ending balance	$	2,325	$	1,962	$	1,959

In connection with the Tax Cuts and Jobs Act, we recorded a federal income tax payable for transition tax on the mandatory deemed repatriation of foreign earnings that is payable over an eight-year period. Federal income tax payable for transition tax was $1.3 billion and $2.4 billion as of December 31, 2024 and 2023, respectively. We anticipate making a payment for the remaining $1.3 billion in 2025.

17.   SEGMENT INFORMATION

We have one operating segment which primarily focuses on the discovery, development and commercialization of innovative medicines in areas of unmet medical need. Our Chief Executive Officer, as the chief operating decision-maker ("CODM"), manages and allocates resources to the operations of our company on an entity-wide basis, using Net income attributable to Gilead as the primary performance measure. Managing and allocating resources on this basis enables our CODM to assess the overall level of resources available and how to best deploy these resources across functions and R&D projects based on unmet medical need, scientific data, probability of technical and regulatory successful development, market potential and other considerations, and, as necessary, reallocate resources among our internal R&D portfolio and external opportunities to best support the long-term growth of our business. Our CODM is regularly provided with entity-wide expense categories similar to those found on our Consolidated Statements of Operations, as well as the following:

(in millions)	Year Ended December 31,					
	2024		2023		2022	
Selling and marketing expenses	$	3,453	$	3,272	$	3,331
General and administrative expenses		2,638		2,818		2,342
Selling, general and administrative expenses	$	6,091	$	6,090	$	5,673

Asset information is not regularly provided to the CODM for assessing performance and allocating resources other than consolidated cash, cash equivalents and marketable debt securities, which can be found on our Consolidated Balance Sheets.

18.   SUBSEQUENT EVENTS

We have evaluated subsequent events and determined that there are no further events or transactions to be disclosed other than those already disclosed elsewhere in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Gilead Sciences, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Gilead Sciences, Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Gilead Sciences, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 28, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Mateo, California
February 28, 2025

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

An evaluation as of December 31, 2024 was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our "disclosure controls and procedures," which are defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as controls and other procedures of a company that are designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the internal control system are met.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting, based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in its 2013 Internal Control-Integrated Framework. Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2024.

Our independent registered public accounting firm, Ernst & Young LLP, has audited our Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K and have issued a report on our internal control over financial reporting as of December 31, 2024. Its report on the audit of internal control over financial reporting appears above.

(c) Changes in Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated any changes in our internal control over financial reporting during the quarter ended December 31, 2024, to identify any change that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In August 2023, we began deploying a new enterprise resource planning system ("ERP") as well as other related systems. We have made changes to our internal control over financial reporting to address the related processes and systems. We will continue to evaluate any further changes in our internal control over financial reporting over the course of the implementation of the new ERP and other related systems, which is scheduled to occur in phases over the next few years.

ITEM 9B.   OTHER INFORMATION

None of our directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the quarter ended December 31, 2024, as such terms are defined under Item 408(a) of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item concerning our directors and executive officers is incorporated by reference to the sections of our Definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with our 2025 Annual Meeting of Stockholders (the "Proxy Statement") under the headings "The Gilead Board of Directors - Nominees," "Committees of Our Board of Directors," "Executive Officers," and, if applicable, "Delinquent Section 16(a) Reports."

Our written Code of Ethics applies to all of our directors and employees, including our executive officers, including without limitation our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Code of Ethics is available on our website at www.gilead.com in the "Investors" section under "Governance - Governance Documents." We intend to disclose future amendments to certain provisions of the Code of Ethics, and waivers of the Code of Ethics granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver.

We have adopted policies and procedures, including an Insider Trading Policy, which together govern the purchase, sale, and/or other dispositions of our securities by directors, officers, employees and other covered persons, as well as by the Company. These policies and procedures are designed to promote compliance with insider trading laws, rules and regulations and any applicable listing standards. Our Insider Trading Policy is included as Exhibit 19.1 to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the sections of the Proxy Statement under the headings "Executive Compensation," "Committees of our Board of Directors," "Compensation and Talent Committee Report," and "Compensation of Non-Employee Board Members."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to Item 5 of our Annual Report on Form 10-K under the heading "Securities Authorized For Issuance Under Equity Compensation Plans" and the section of the Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to the sections of the Proxy Statement under the headings "The Gilead Board of Directors" and "Board Processes."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the section of the Proxy Statement under the heading "Principal Accountant Fees and Services."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Index list to Consolidated Financial Statements:

(2) All other schedules are omitted because they are not required or the required information is included in the financial statements or notes thereto.

(3) Exhibits.

The following exhibits are filed herewith or incorporated by reference:

Exhibit Footnote	Exhibit Number	Description of Document
(1)	2.1	Agreement and Plan of Merger, dated February 11, 2024, among CymaBay Therapeutics, Inc., Registrant and Pacific Merger Sub, Inc.
(2)	3.1	Restated Certificate of Incorporation of Registrant
(3)	3.2	Amended and Restated Bylaws of Registrant
	4.1	Reference is made to Exhibit 3.1 and Exhibit 3.2
(4)	4.2	Indenture related to Senior Notes, dated as of March 30, 2011, between Registrant and Wells Fargo, National Association, as Trustee
(4)	4.3	First Supplemental Indenture related to Senior Notes, dated as of March 30, 2011, between Registrant and Wells Fargo, National Association, as Trustee (including form of Senior Notes)
(5)	4.4	Second Supplemental Indenture related to Senior Notes, dated as of December 13, 2011, between Registrant and Wells Fargo, National Association, as Trustee (including Form of 2041 Note)
(6)	4.5	Third Supplemental Indenture related to Senior Notes, dated as of March 7, 2014, between Registrant and Wells Fargo, National Association, as Trustee (including Form of 2044 Note)
(7)	4.6	Fourth Supplemental Indenture related to Senior Notes, dated as of November 17, 2014, between Registrant and Wells Fargo, National Association, as Trustee (including Form of 2025 Note and Form of 2045 Note)
(8)	4.7	Fifth Supplemental Indenture, dated as of September 14, 2015, between Registrant and Wells Fargo Bank, National Association, as Trustee (including Form of 2026 Note, Form of 2035 Note and Form of 2046 Note)
(9)	4.8	Sixth Supplemental Indenture, dated as of September 20, 2016, between Registrant and Wells Fargo Bank, National Association, as Trustee (including Form of 2027 Note, Form of 2036 Note and Form of 2047 Note)
(10)	4.9	Eighth Supplemental Indenture, dated as of September 30, 2020, between the Registrant and Wells Fargo Bank, National Association, as Trustee (including Form of 2027 Note, Form of 2030 Note, Form of 2040 Note, and Form of 2050 Note)
(11)	4.10	Ninth Supplemental Indenture, dated as of September 14, 2023, between the Registrant and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as Trustee (including Form of 2033 Note and Form of 2053 Note)
(44)	4.11	Tenth Supplemental Indenture, dated as of November 20, 2024, between the Company and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as Trustee (including Form of 2029 Note, Form of 2035 Note, Form of 2054 Note and Form 2064 Note)
(12)	4.12	Description of Registrant's Securities
(13)	10.1*	Gilead Sciences, Inc. 2004 Equity Incentive Plan, amended and restated May 10, 2017
(14)	10.2*	Amendment No. 1 to Gilead Sciences, Inc. 2004 Equity Incentive Plan, amended and restated May 10, 2017
(15)	10.3*	Gilead Sciences, Inc. 2022 Equity Incentive Plan
(16)	10.4*	Form of employee stock option agreement under 2004 Equity Incentive Plan (for grants made in 2011 through 2018)
(17)	10.5*	Form of global employee stock option agreement under 2004 Equity Incentive Plan (for grants made in 2019)
(18)	10.6*	Form of global employee stock option agreement under 2004 Equity Incentive Plan (4 year vest) (for grants made in 2019)
(19)	10.7*	Form of global employee stock option agreement under 2004 Equity Incentive Plan (4 year vest) (for grants made in 2020)
(20)	10.8*	Form of global employee stock option agreement under 2004 Equity Incentive Plan (4 year vest) (for grants made in 2021)
(21)	10.9*	Form of global employee stock option agreement under 2004 Equity Incentive Plan (4 year vest) (for certain grants made in 2022)

(22)	10.10*	Form of global employee stock option agreement under 2022 Equity Incentive Plan (4 year vest) (for certain grants made in 2022)
(23)	10.11*	Form of global employee stock option agreement under 2022 Equity Incentive Plan (4 year vest) (for certain grants made in 2023)
(42)	10.12*	Form of global employee stock option agreement under 2022 Equity Incentive Plan (4 year vest) (for certain grants commencing in 2024)
(24)	10.13*	Form of non-employee director stock option agreement under 2004 Equity Incentive Plan (for grants made in 2014 through 2018)
(17)	10.14*	Form of non-employee director stock option agreement under 2004 Equity Incentive Plan (for grants made in 2019)
(25)	10.15*	Form of non-employee director stock option agreement under 2004 Equity Incentive Plan (for grants made in 2020 and 2021)
(22)	10.16*	Form of non-employee director stock option agreement under 2022 Equity Incentive Plan (for grants made in 2022)
(26)	10.17*	Form of non-employee director stock option agreement under 2022 Equity Incentive Plan (for grants made in 2023)
(43)	10.18*	Form of non-employee director stock option agreement under 2022 Equity Incentive Plan (for grants commencing in 2024)
(19)	10.19*	Form of performance share award agreement - TSR Goals (U.S.) under 2004 Equity Incentive Plan (for grants made in 2020)
(20)	10.20*	Form of performance share award agreement - TSR Goals (U.S.) under 2004 Equity Incentive Plan (for grants made in 2021)
(21)	10.21*	Form of performance share award agreement - TSR Goals (U.S.) under 2004 Equity Incentive Plan (for grants made in 2022)
(23)	10.22*	Form of performance share award agreement - TSR Goals (U.S.) under 2022 Equity Incentive Plan (for grants made in 2023)
(42)	10.23*	Form of performance share award agreement - TSR Goals (U.S.) under 2022 Equity Incentive Plan (for grants commencing in 2024)
(19)	10.24*	Form of performance share award agreement - Revenue Goals (U.S.) under 2004 Equity Incentive Plan (for grants made in 2020)
(20)	10.25*	Form of performance share award agreement - Revenue Goals (U.S.) under 2004 Equity Incentive Plan (for grants made in 2021)
(21)	10.26*	Form of performance share award agreement - Revenue Goals (U.S.) under 2004 Equity Incentive Plan (for grants made in 2022)
(23)	10.27*	Form of performance share award agreement - Revenue Goals (U.S.) under 2022 Equity Incentive Plan (for grants made in 2023)
(42)	10.28*	Form of performance share award agreement - Revenue Goals (U.S.) under 2022 Equity Incentive Plan (for grants commencing in 2024)
(17)	10.29*	Form of global employee restricted stock unit issuance agreement under 2004 Equity Incentive Plan (for grants made in 2019)
(18)	10.30*	Form of global employee restricted stock unit issuance agreement under 2004 Equity Incentive Plan (4 year vest) (for grants made in 2019)
(19)	10.31*	Form of global employee restricted stock unit issuance agreement under 2004 Equity Incentive Plan (4 year vest) (for grants made in 2020)
(20)	10.32*	Form of global employee restricted stock unit issuance agreement under 2004 Equity Incentive Plan (4 year vest) (for grants made in 2021)
(21)	10.33*	Form of global employee restricted stock unit issuance agreement under 2004 Equity Incentive Plan (4 year vest) (for certain grants made in 2022)
(22)	10.34*	Form of global employee restricted stock unit agreement under 2022 Equity Incentive Plan (4 year vest) (for certain grants made in 2022)
(23)	10.35*	Form of global employee restricted stock unit agreement under 2022 Equity Incentive Plan (4 year vest) (for grants made in 2023)
(42)	10.36*	Form of global employee restricted stock unit agreement under 2022 Equity Incentive Plan (4 year vest) (for grants commencing in 2024)
(43)	10.37*	Form of non-employee director restricted stock unit agreement under 2022 Equity Incentive Plan (for grants commencing in 2024)
(25)	10.38*	Gilead Sciences, Inc. 2018 Equity Incentive Plan, amended and restated April 7, 2020
(27)	10.39*	Gilead Sciences, Inc. Employee Stock Purchase Plan, amended and restated January 25, 2023
(17)	10.40*	Gilead Sciences, Inc. 2005 Deferred Compensation Plan, amended and restated April 19, 2016
(45)	10.41*	Gilead Sciences, Inc. Severance Plan, amended and restated August 1, 2024
(28)	10.42*	Gilead Sciences, Inc. Corporate Annual Incentive Plan, amended and restated August 1, 2023
(29)	10.43*	Offer Letter between Registrant and Daniel O'Day, dated November 30, 2018
(17)	10.44*	Stock option agreement for Daniel O'Day under 2004 Equity Incentive Plan
(17)	10.45*	Form of restricted stock unit issuance agreement for Daniel O'Day (in 2019) under 2004 Equity Incentive Plan
(17)	10.46*	Offer Letter between Registrant and Johanna Mercier, dated May 21, 2019
(19)	10.47*	Global stock option agreement for Johanna Mercier (in 2019) under 2004 Equity Incentive Plan
(19)	10.48*	Restricted stock unit issuance agreement for Johanna Mercier (for Performance Objectives in 2019-2020) under 2004 Equity Incentive Plan
(19)	10.49*	Offer Letter between Registrant and Merdad Parsey, dated September 29, 2019
(19)	10.50*	Global stock option agreement for Merdad Parsey (in 2019) under 2004 Equity Incentive Plan

(45)	10.51*	Transition Services and General Release Agreement for Merdad Parsey, dated July 16, 2024
(23)	10.52*	Offer Letter between Registrant and Deborah Telman, dated June 2, 2022
(23)	10.53*	Global stock option agreement for Deborah Telman under 2022 Equity Incentive Plan
(23)	10.54*	Global restricted stock unit issuance agreement for Deborah Telman under 2022 Equity Incentive Plan (3 year vest)
(23)	10.55*	Global restricted stock unit issuance agreement for Deborah Telman under 2022 Equity Incentive Plan (4 year vest)
(30)	10.56*	Form of Indemnity Agreement entered into between Registrant and its directors and executive officers
(30)	10.57*	Form of Employee Proprietary Information and Invention Agreement entered into between Registrant and certain of its officers and key employees
(31)	10.58*	Form of Employee Proprietary Information and Invention Agreement entered into between Registrant and certain of its officers and key employees (revised September 2006)
+(32)	10.59*	Amendment Agreement, dated October 25, 1993, between Registrant, the Institute of Organic Chemistry and Biochemistry (IOCB) and Rega Stichting v.z.w. (REGA), together with the following exhibits: the License Agreement, dated December 15, 1991, between Registrant, IOCB and REGA (the 1991 License Agreement); the License Agreement, dated October 15, 1992, between Registrant, IOCB and REGA (the October 1992 License Agreement); and the License Agreement, dated December 1, 1992, between Registrant, IOCB and REGA (the December 1992 License Agreement)
+(33)	10.60*	Amendment Agreement between Registrant and IOCB/REGA, dated December 27, 2000, amending the 1991 License Agreement and the December 1992 License Agreement
+(34)	10.61	Sixth Amendment Agreement to the License Agreement, between IOCB/REGA and Registrant, dated August 18, 2006, amending the October 1992 License Agreement and the December 1992 License Agreement
+(35)	10.62	Seventh Amendment Agreement to the License Agreement, between IOCB/REGA and Registrant, dated July 1, 2013, amending the October 1992 License Agreement and the December 1992 License Agreement
+(36)	10.63	Exclusive License Agreement by and between Registrant (as successor to Triangle Pharmaceuticals, Inc.), Glaxo Group Limited, The Wellcome Foundation Limited, Glaxo Wellcome Inc. and Emory University, dated May 6, 1999
+(37)	10.64	Royalty Sale Agreement by and among Registrant, Emory University and Investors Trust & Custodial Services (Ireland) Limited, solely in its capacity as Trustee of Royalty Pharma, dated July 18, 2005
+(37)	10.65	Amended and Restated License Agreement by and between Registrant, Emory University and Investors Trust & Custodial Services (Ireland) Limited, solely in its capacity as Trustee of Royalty Pharma, dated July 21, 2005
++(38)	10.66	Amended and Restated EVG License Agreement by and between Japan Tobacco Inc. and Registrant, dated November 29, 2018
++(38)	10.67	Master Agreement by and between Registrant, Gilead Sciences K.K. and Japan Tobacco Inc., dated November 29, 2018
+(39)	10.68	Amended and Restated Collaboration Agreement by and among Registrant, Gilead Sciences Ireland UC (formerly Gilead Sciences Limited) and Janssen R&D Ireland, dated December 23, 2014
+(40)	10.69	License Agreement by and among Kite Pharma, Inc., Cabaret Biotech Ltd. and Dr. Zelig Eshhar, dated December 12, 2013
++(18)	10.70	Option, License and Collaboration Agreement by and between Galapagos NV and Registrant, dated July 14, 2019
	19.1**	Insider Trading Policy
	21.1**	Subsidiaries of Registrant
	23.1**	Consent of Independent Registered Public Accounting Firm
	24.1**	Power of Attorney (included on the signature page of this report)
	31.1**	Certification of Chief Executive Officer, as required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
	31.2**	Certification of Chief Financial Officer, as required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
	32***	Certifications of Chief Executive Officer and Chief Financial Officer, as required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350)
(41)	97.1	Gilead Sciences, Inc. Compensation Recovery Policy
	101.INS**	XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
	101.SCH**	Inline XBRL Taxonomy Extension Schema Document
	101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
	101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
	101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document
	101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
	104	Cover Page Interactive Data File, formatted in Inline XBRL (included as Exhibit 101)

(1)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on February 12, 2024, and incorporated herein by reference.
(2)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on May 9, 2024, and incorporated herein by reference.
(3)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on February 6, 2023, and incorporated herein by reference.
(4)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on April 1, 2011, and incorporated herein by reference.
(5)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on December 13, 2011, and incorporated herein by reference.
(6)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on March 7, 2014, and incorporated herein by reference.
(7)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on November 17, 2014, and incorporated herein by reference.
(8)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on September 14, 2015, and incorporated herein by reference.
(9)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on September 20, 2016, and incorporated herein by reference.
(10)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on September 30, 2020, and incorporated herein by reference.
(11)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on September 14, 2023, and incorporated herein by reference.
(12)	Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and incorporated herein by reference.
(13)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on May 12, 2017, and incorporated herein by reference.
(14)	Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and incorporated herein by reference.
(15)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on May 5, 2022, and incorporated herein by reference.
(16)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, and incorporated herein by reference.
(17)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, and incorporated herein by reference.
(18)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, and incorporated herein by reference.
(19)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, and incorporated herein by reference.
(20)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and incorporated herein by reference.
(21)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, and incorporated herein by reference.
(22)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, and incorporated herein by reference.
(23)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, and incorporated herein by reference.
(24)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, and incorporated herein by reference.
(25)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, and incorporated herein by reference.
(26)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, and incorporated herein by reference.
(27)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on May 5, 2023, and incorporated herein by reference.
(28)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, and incorporated herein by reference.
(29)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on December 10, 2018, and incorporated herein by reference.
(30)	Filed as an exhibit to Registrant's Registration Statement on Form S-1 (No. 33-55680), as amended, and incorporated herein by reference.
(31)	Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference.
(32)	Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1994, and incorporated herein by reference.
(33)	Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.
(34)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, and incorporated herein by reference.
(35)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, and incorporated herein by reference.
(36)	Filed as an exhibit to Triangle Pharmaceuticals, Inc.'s Quarterly Report on Form 10-Q/A filed on November 3, 1999, and incorporated herein by reference.
(37)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference.
(38)	Filed as an exhibit to Registrant's Amendment No. 1 to Annual Report on Form 10-K/A filed on April 18, 2019, and incorporated herein by reference.
(39)	Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and incorporated herein by reference.
(40)	Filed as an exhibit to Kite Pharma, Inc.'s Registration Statement on Form S-1/A (No. 333-196081) filed on June 17, 2014, and incorporated herein by reference.
(41)	Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and incorporated herein by reference.
(42)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, and incorporated herein by reference.
(43)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and incorporated herein by reference.
(44)	Filed as an exhibit to Registrant's Current Report on Form 8-K filed on November 20, 2024, and incorporated herein by reference.
(45)	Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, and incorporated herein by reference.

*	Management contract or compensatory plan or arrangement.
**	Filed herewith.
***	Furnished herewith.
+	Certain confidential portions of this Exhibit were omitted by means of marking such portions with an asterisk (the Mark). This Exhibit has been filed separately with the Secretary of the Securities and Exchange Commission without the Mark pursuant to Registrant's Application Requesting Confidential Treatment under Rule 24b-2 under the Securities Exchange Act of 1934, as amended.
++	Certain portions of this Exhibit were omitted by means of marking such portions with the Mark because the identified portions are (i) private or confidential and (ii) not material.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


GILEAD SCIENCES, INC.


By: /s/   DANIEL P. O'DAY

Daniel P. O'Day
Chairman and Chief Executive Officer

Date: February 28, 2025

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel P. O'Day and Deborah H. Telman, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DANIEL P. O'DAY Daniel P. O'Day	Chairman and Chief Executive Officer *(Principal Executive Officer)*	February 28, 2025
/s/ ANDREW D. DICKINSON Andrew D. Dickinson	Chief Financial Officer *(Principal Financial Officer)*	February 28, 2025
/s/ SANDRA PATTERSON Sandra Patterson	Senior Vice President, Corporate Controller and CAO *(Principal Accounting Officer)*	February 28, 2025
/s/ JACQUELINE K. BARTON Jacqueline K. Barton, Ph.D.	Director	February 28, 2025
/s/ JEFFREY A. BLUESTONE Jeffrey A. Bluestone, Ph.D.	Director	February 28, 2025
/s/ SANDRA J. HORNING Sandra J. Horning, M.D.	Director	February 28, 2025
/s/ KELLY A. KRAMER Kelly A. Kramer	Director	February 28, 2025
/s/ TED W. LOVE Ted W. Love, M.D.	Director	February 28, 2025
/s/ HARISH MANWANI Harish Manwani	Director	February 28, 2025
/s/ JAVIER J. RODRIGUEZ Javier J. Rodriguez	Director	February 28, 2025
/s/ ANTHONY WELTERS Anthony Welters	Director	February 28, 2025